Form 20-F
period 1997-02-28
INTERACTIVE ENTERTAINMENT LTD
filed 1997-09-12
CIK 882537

   As filed with the Securities and Exchange Commission on September 12, 1997

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                   FORM 20-F
     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES AND EXCHANGE ACT OF 1934
                                      OR
X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 28, 1997
                                       OR
     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 0-22622
                       INTERACTIVE ENTERTAINMENT LIMITED
                    (FORMERLY SKY GAMES INTERNATIONAL LTD.)
            (Exact name of Registrant as specified in its charter)

                                    Bermuda
                (Jurisdiction of incorporation or organization)

                        845 Crossover Lane, Suite D-215
                           Memphis, Tennessee 38117
                   (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.
                                     None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
       Common Stock, U.S. $.01 par value (formerly Cdn. $.01 par value)
                               (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                                  13,314,020

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                            Yes  X       No
                                ---         ---

Indicate by check mark which financial statement item the registrant has elected to follow.
                         Item 17           Item 18   X
                                 ---                ---

                               TABLE OF CONTENTS
                                   Form 20-F

ITEM                                                                    Page No.
----                                                                    --------
                                    PART I
                                    ------

ITEM 1     DESCRIPTION OF BUSINESS                                             3

ITEM 2     DESCRIPTION OF PROPERTY                                             9

ITEM 3     LEGAL PROCEEDINGS                                                  10

ITEM 4     CONTROL OF REGISTRANT                                              10

ITEM 5     NATURE OF TRADING MARKET                                           11

ITEM 6     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
           HOLDERS                                                            11

ITEM 7     TAXATION                                                           11

ITEM 8     SELECTED FINANCIAL DATA                                            14

ITEM 9     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS                                          16

ITEM 10    DIRECTORS AND OFFICERS OF REGISTRANT                               19

ITEM 11    COMPENSATION OF DIRECTORS AND OFFICERS                             21

ITEM 12    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
           SUBSIDIARIES                                                       21

ITEM 13    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS                     22

ITEM 14    DESCRIPTION OF SECURITIES TO BE REGISTERED                         22

                                   PART III
                                   --------

ITEM 15   DEFAULTS UPON SENIOR SECURITIES                                     22

ITEM 16   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES                                               22

                                    PART IV
                                    -------

ITEM 17    FINANCIAL STATEMENTS                                               24

ITEM 18    FINANCIAL STATEMENTS                                               24

ITEM 19    FINANCIAL STATEMENTS AND EXHIBITS                                  24

                                    PART I
                                    ------

ITEM 1    DESCRIPTION OF BUSINESS

          Unless otherwise noted, all dollar amounts are quoted in U.S. dollars.

The Company

          Corporate History and Development. Interactive Entertainment Limited (formerly Sky Games International Ltd., the "Company") was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro Inc. On May 10, 1990, the Company changed its name to Creator Capital Inc. The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992. On January 23, 1995, the Company changed its name to Sky Games International Ltd. Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies Act 1981 (Bermuda) (the "Bermuda Act"). In June, 1997, the Company changed its name to Interactive Entertainment Limited following consummation of the amalgamation of the Company's wholly-owned subsidiary, SGI Holding Corporation Limited ("SGIH"), and SGIH's formerly 80% owned subsidiary, then known as Interactive Entertainment Limited ("IEL"), which was followed immediately by an amalgamation of the Company with the survivor of the first amalgamation, (the "Amalgamations"). Unless the context otherwise requires, the term "Company" refers to Interactive Entertainment Limited, its wholly-owned subsidiaries, Sky Games International, Corp. ("SGIC"), and Creator Island Equities Inc., and for periods prior to June 17, 1997, also SGIH and IEL, which was the Company's principal operating subsidiary from December 30, 1994, through such Amalgamations. Also included is IEL (Singapore) Pte. Ltd., a wholly-owned subsidiary of IEL. However, until the Amalgamations, the management of the business of IEL had been substantially delegated to a third party manager and, as a result, the management and affairs of IEL were subject to numerous contractual requirements and limitations. See "Interactive Entertainment Limited".

          The initial purpose of the Company was natural resource exploration and development; however, since January 1991 the Company has concentrated its efforts on acquiring, developing and commercializing a gaming technology for inflight use by international airline passengers and patrons in other non-traditional gaming venues. In pursuit of this purpose, the Company in 1991 acquired the principal assets of Nevada-based Sky Games International, Inc. See "Sky Games System Acquisition". In late 1994, the Company formed IEL as a joint venture with subsidiaries of Harrah's Entertainment, Inc., ("Harrah's"), which resulted in the transfer to IEL of the Company's inflight gaming business and the execution of a management agreement with Harrah's with respect to IEL and other related relationships. Pursuant to such management agreement, IEL's operations were managed by a Harrah's subsidiary. The description herein of the Company's operations from December 30, 1994 through June 17, 1997 with respect to inflight gaming activities refers to the operations of IEL under the management of this subsidiary of Harrah's. See "Interactive Entertainment Limited".

          Business Overview. The Sky Games(TM) system was developed to introduce gaming to international airline passengers. The system is designed to enable users to play a number of casino-type games from their seats by way of a built-in, color, interactive, in-seat monitor. The product design in its current form has only recently been possible since audio-video interactive inflight entertainment hardware ("IFE") systems have only recently been commercially introduced. The IEL system is being integrated with the IFE systems offered by Matsushita Avionics Systems Corporation and is also intended to interface with systems manufactured by other leading manufacturers including, among others, B/E Aerospace, Inc.("BEA") and Hughes-Avicom.

          The Company believes that an opportunity exists to introduce casino games on international air flights, based on the following factors: (i) many commercial international air routes involve long flights which create the opportunity for the entertainment of passengers; (ii) many airlines have indicated that they view IFE systems as a source of additional revenue; (iii) in certain parts of the world and in certain markets, gaming is increasing in popularity and public acceptance; and (iv) as with all casino style gaming, the odds are in favor of the "house" when played over a period of time. The Company has conducted limited field surveys in conjunction with affiliates of Harrah's to measure passenger reaction to inflight gaming in general and to gather statistical information related to game preferences, projected passenger participation, betting limits and acceptance of the Company's software design. These surveys support the Company's belief regarding inflight gaming.

          The Company has made proposals to and held discussions with major airlines in Europe and Asia, and in April of 1996, the Company announced the signing of a three-year contract, subject to a two-year extension term, for the provision of gaming services to Singapore Airlines. The term would commence with Singapore Airlines' acceptance, for use on its aircraft, of the Company's gaming software. However, the agreement with Singapore Airlines is subject to a trial period and to termination by either party upon the occurrence of specified events. Consequently, the agreement may not be in effect through the entirety of its initial term or any extension term. The agreement with Singapore Airlines consists of a license of the Sky Games(TM) system to the airline and a services agreement under which the Company will manage certain aspects of the airline's inflight gaming operations. While the Company intends that future contracts will have a similar structure, the Company recognizes that different arrangements may be required to work with different airlines. Fees payable by the airline are a percentage of the net revenues generated from inflight gaming activities. If results from the Singapore Airlines contract are successful, the Company believes additional contracts can be reached with additional carriers.

          The commencement of gaming operations on an airline will require the successful installation on the airline's aircraft of an IFE system. The Company currently does not provide, install or service IFE systems. The Company understands that in the past several airlines have experienced difficulties with the installation and testing of IFE systems, but based on discussions among the Company, these airlines and the IFE system providers, the Company believes that these difficulties will be overcome in the normal course.

The Product

          The IEL system is a closed-loop (i.e., self-contained) computerized gaming system that enables airline passengers to play popular casino games at their seats. Airlines can add gaming to aircraft fitted with compatible IFE equipment with only nominal retrofitting cost and little or no aircraft downtime.

          The IEL software was designed and written in layers. This layered approach effectively insulates the top-level applications (gaming software) from the specifics of the underlying hardware. The first level of software is composed of device and system drivers. Where the hardware is unique to the specific system, the drivers are provided by the hardware supplier. As additional layers of software are added, the interface becomes less hardware specific. The goal is to reach a level of abstraction sufficiently removed from the hardware details so that the application software need have little, or perhaps no, direct knowledge of the hardware that is supporting the operating environment. This top-level interface is the Application Programming Interface ("API"). The IEL software is written to the Microsoft Windows API. The service integrator will provide an API or APIs that will extend the Windows API by providing access to IFE specific functions. Any Intel based platform that can support Microsoft Windows will provide the necessary operating environment for the gaming software.

          The Company has been granted federal registration of the Sky Games logo and the slogan "We Make Time Fly" by the U.S. Patent and Trademark Office. In addition, the Company has applied for registration of the Sky Casinos International logo and the slogan "We Make Time Fly" and the mark "Sea Games International." At this time the Company has not applied for any patents. Upon completion of successful testing results, an assessment will be made of the Company's gaming systems and designs and patent applications may be filed where appropriate. The Company's proprietary software is copyrighted and contains security features designed to "lock" the software if it is tampered with.

          In order to operate the Sky Games system in commercial settings, the Company must provide additional hardware and software systems necessary to properly record and account for gaming activities by patrons. The Company has designed accounting and financial control systems for the management of inflight gaming operations, which will rely in part on systems developed by and owned by, or licensed to, Harrah's and its affiliates and sub-licensed to the Company. It is contemplated that inflight gaming transactions will be conducted through major credit cards. The major credit card companies have developed rules for the use of their cards in connection with inflight gaming wherein, presently, the maximum purchase of gaming credits on a credit card is U.S. $350 and winnings are capped at U.S. $3,500.

The Industry

          A recent 20-year assessment of air travel demand and airplane supply requirements by Boeing forecast passenger traffic growth of 4.9% annually. The report noted that, to meet that growth, airlines are expected to add over 16,000 airplanes worth more than $1.1 trillion to their fleets. Other industry sources estimate that approximately half of new aircraft deliveries are expected to be wide body, long-haul aircraft that will represent a substantial market for IFE systems and inflight gaming. See "Regulatory/Legal".

          Another significant trend in the airline industry is the growth in the outsourcing of traditional in-house functions. The Company believes this is driven by the need to cut costs and reduce fixed overhead and is a recognition of the complexity and sophistication of IFE systems and entertainment options.

          Industry statistics indicate that gaming, in general, is gaining increased market acceptance in many regions of the world and that U.S. casino revenue increased from U.S. $8.9 billion in 1991 to U.S. $22.8 billion in 1996. North Americans account for only a portion of the worldwide gaming industry. Casino gambling, for example, also exists in Australia, the Bahamas, Canada, Denmark, Chile, Germany, Great Britain, Malaysia, Monaco, the Netherlands, Puerto Rico, South Africa, Switzerland, Turkey and Uruguay. The U.S. Department of Transportation estimated in March, 1996, that the potential inflight gaming revenue for non-U.S. airlines is approximately $480 million per year.

Competition

          The Company understands that several companies are working on inflight gaming systems, including InterGame and Interactive Flight Technologies, Inc. ("IFT"). Both of these companies have announced agreements with airlines to conduct inflight tests of their gaming systems, and IFT launched inflight gaming with Swiss Air in January, 1997. In addition, IFT offers a limited IFE system integrated with its gaming system. These companies may have significantly greater financial and technical resources than the Company and there can be no assurance that the Company will be able to compete effectively with such companies. The Company believes that in the event inflight gaming and related activities become more established, additional competitors with alternate approaches are likely to enter the business. Other inflight offerings, such as shopping and movies, could also be considered as indirect competition.

          Competition in the development of products for the inflight entertainment industry is strong; however, the Company believes that few products currently are being developed that provide the airlines with a means to generate sources of revenue comparable to inflight gaming.

Market and Marketing

          In the very competitive airline market, airlines are seeking a distinctive, competitive edge to attract and retain paying customers. Entertainment and service systems are forming a part of airlines' current business strategy.

          The Company's primary target market is Asian and Pacific Rim airlines whose passengers, with certain exceptions, generally have a broad cultural acceptance of gaming. The Company believes that the Latin American and European markets may also hold potential.

          The Company believes that the principal benefits of its product to the airlines will be passenger satisfaction and airline participation in a potential revenue stream. IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The Company believes that new methods of increasing revenues while providing a high level of service will be seriously considered by airlines; however, there can be no assurance that IFE systems or inflight gaming will be among the alternatives considered by airlines. Although the system is designed for gaming using money, the Company believes that the system could be adapted to "pay-for-play" mode in those circumstances where gambling for money is not legal and that a system utilizing frequent flyer credits and other rewards can be integrated as part of the gaming program.

          The Company expects to derive its income from its share of gambling earnings and does not anticipate selling its gaming products to generate revenue. Airlines will receive a percentage of net revenue generated by Sky Games on their respective flights. Passenger payouts and certain direct operating costs will be deducted from revenue and the "win" split on a negotiated basis. Airlines currently have similar revenue-sharing arrangement with other product/service providers, such as inflight communication companies (e.g. GTE Airfone). The Company expects to provide certain training, banking, accounting and administrative functions. The airline will provide the aircraft, the equipment, the passengers and inflight personnel.

Manufacturing

          As a software producer and operator, the Company has no manufacturing capability. The Company's software is being designed to interface with in-cabin hardware, including onboard computers, file servers, distribution and communication systems, manufactured by various suppliers for the airlines.

Employees

          As of the end of the fiscal year, the Company maintained a staff of three in its Vancouver office and one employee at the office of its Singapore subsidiary. Additional services were provided through a management agreement with Harrah's and the use of contract labor. Subsequent to the end of the fiscal year, and in conjunction with the amalgamation of IEL into SGIH and SGIH into the Company, the Company hired eight former Harrah's employees who had previously been assigned to work with IEL under the management agreement. The Company is in the process of consolidating its operations in the Memphis, Tennessee offices of IEL.

Sky Games System Acquisition

          On November 7, 1991, the Company entered into an agreement, with subsequent amendments, with Sky Games International, Inc. ("SGII") to purchase technology, proprietary rights and prototypes of the casino games known as "Sky Games". The purchase price of the assets was 300,000 shares of the Company's $.01 par value common stock (the "Common Stock") issued to SGII at a deemed price of $1.65 per share, plus an additional 3,000,000 shares of Common Stock held in escrow to be released on the basis of one share for each U.S. $1.78 of net cash flow generated from the assets over a ten-year period (the "Performance Shares"). Of the 3,000,000 shares, 2,000,000 were issued to SGII and 1,000,000 shares to Anthony Clements, an advisor to and director of the Company. The Performance Shares are held in escrow by Montreal Trust Company of Canada. The holders of the Performance Shares have agreed with the Company to tender such shares to the Company when and if they are released from the escrow, and the Company has agreed to cancel such shares. The holders of the Performance Shares have also granted an irrevocable proxy to First Tennessee Bank which has irrevocably agreed not to vote such shares. See "Events Subsequent to February 28, 1997".

Interactive Entertainment Limited

          Effective as of December 30, 1994, the Company, through SGIH, and Harrah's Interactive Investment Company ("HIIC") completed the formation of IEL as a joint venture corporation incorporated as an exempted company under the Bermuda Act. At the same time, (i) IEL entered into a management agreement (the "Management Agreement") with Harrah's Interactive Entertainment Company (the "Manager"), (ii) the prior Consulting Agreement between Harrah's and SGIC was terminated, (iii) SGIC assigned all right, title and interest in the Sky Games system and related trademarks and trade names to the Company, and (iv) the Company licensed the Sky Games system and certain related trademarks and trade names to IEL. IEL was 100% owner of IEL (Singapore) Pte. Ltd. IEL (Singapore) Pte. Ltd. has one employee and represents IEL in the conduct of its operations in Singapore. The following is a summary of the principal terms of the agreements entered into in connection with the formation of IEL and these other related transactions. In connection with the Amalgamations, the contractual agreements with the affiliates of Harrah's were terminated. See "Business Overview" and "Events Subsequent to February 28, 1997".

          Shareholders Agreement. The ownership interests of the Company and HIIC in IEL were 80% and 20%, respectively, at February 28, 1997. The Company and HIIC had funded a total of $5 million to IEL through February 28, 1997. Additional capital, if not available from third parties, was to be provided by the Company and HIIC in proportion to their shareholdings. The Executive Committee of IEL was to determine whether additional capital was to be provided as equity or debt. Under the shareholders agreement, each party had certain options with respect to the other party's stock. The shareholders agreement was terminated effective June 17, 1997. See "Events Subsequent to February 28, 1997".

          Management Agreement. The Manager had been granted and had assumed broad responsibility for managing the business of IEL, including completing the development of and improving the Sky Games (TM) software and all other systems, marketing to airlines and customers and day-to-day gaming operations. The Management Agreement had a two-year term, but could have been renewed at the Manager's option for successive two-year terms up to a maximum term of 10 years. The Manager had a right of first negotiation on a renewal agreement.

          Management fees were dependent on the amount of gross revenues, as defined, with a maximum fee of 7.5% of gross revenues and a minimum monthly fee of $10,000. IEL was required to pay all operating costs (including capital expenditures) of the business, which included the cost of services and goods provided by the Manager and its affiliates under the Management Agreement.

          The Manager could declare a default under the Management Agreement if IEL, SGIH, any of SGIH's affiliates or any of their officers, directors or employees committed any act that the Manager determined could have affected any gaming license or approval (whether or not any regulatory action is commenced or threatened) held by the Manager, any of its affiliates, IEL, SGIH or any of SGIH's affiliates.

          As of the end of the fiscal year, management of the Company had been substantially delegated to the Manager. Subsequent to year end, the Amalgamations were consummated and, in conjunction with the Amalgamations, the Management Agreement was terminated effective June 17, 1997, and management of the Company assumed direct responsibility for day to day operations. The Company also entered into a Continuing Services Agreement with Harrah's for certain services. See "Events Subsequent to February 28, 1997".

          Trademark License Agreement. The Company had exclusively licensed IEL to use certain of the Sky Games trademarks, trade names and other trade rights. This license was replaced in the Amalgamations by a similar license to Harrah's for use in traditional casino venues owned, operated or managed by Harrah's. The license is royalty-free, worldwide and non-terminable.

          Assignment Agreement. SGIC assigned to the Company all right, title and interest in and to the Sky Games software, all related technology assets and all related trademarks, trade names and other trade rights. The Company is obligated to pay royalties to SGIC equal to 1 1/2% of the gross revenues derived by the Company and its wholly owned subsidiaries from the exploitation of the assigned rights through December 31, 2001.

          Termination of Existing Rights. In connection with the Assignment Agreement and related transactions, the Company and SGIC terminated certain contractual rights previously granted to BEA in connection with the development of an earlier generation product for inflight gaming use. In connection with this termination, the Company issued a U.S. $2,500,000 convertible promissory note due

March 30, 1997. The unpaid balance of the note, including accrued interest, was exchanged for Class A Preference Shares in the Company effective as of February 28, subject to shareholder approval which was obtained on June 16, 1997. See "Events Subsequent to February 28, 1997".

Regulatory/Legal

          The legal issues surrounding inflight gaming are complex and virtually without precedent. Gaming, while over-flying sovereign air space, may violate the laws of the country overflown. The Company, in conjunction with Singapore Airlines, has sought and obtained an exemption from the Gaming Houses Act of Singapore. This exemption permits gaming outside of Singapore sovereign airspace on international flights operated by Singapore Airlines to or from Singapore. The Company, has not yet sought legal opinions with respect to the legality of gaming in various other jurisdictions which may regulate its business. The Company plans to deal with these legal matters on a jurisdiction by jurisdiction and route by route basis. The Company has no assurance at this time that legal complications involving gaming will be overcome and such restrictions, if material, will have a substantial impact on the Company's ability to move forward with its current product and business plan. Additionally, the Company may be subject to various regulations pertaining to transfer of monies and monetary products.

          Current U.S. law prohibits the installation, transportation or operation of gaming devices on board any aircraft operated to or from the United States. In addition, states may prohibit the transportation and use of gaming devices on flights operating between two points in a single state. The Company's marketing plan has anticipated that the U.S. market would be the most difficult to enter. The Company cannot predict whether inflight gaming on flights operating to or from the U.S. will be permitted under U.S. law at any time in the future.

          Further, all inflight entertainment systems into which the Sky Games product would be installed would require aviation regulatory agency approvals of authorities responsible for enforcing passenger and flight safety regulations, including the FAA in the U.S., should that jurisdiction permit inflight gaming in the future. The responsibility for meeting such regulations and obtaining such approvals will rest with the system provider. It is unlikely that the Sky Games product itself will be subject to such regulatory approval.

          The Company intends to have all gaming software and programs tested and certified by an independent laboratory to ensure the randomness and fairness of the games.

ITEM 2    DESCRIPTION OF PROPERTY

          The Company leases 1,000 square feet for its representative office in Vancouver, British Columbia, which facilities are leased through February 1, 2000. The Company has vacated the 1,400 square feet it previously occupied in Las Vegas, Nevada, under a three year lease which expired in July 1997. The Company leases approximately 9,400 square feet of office space at approximately $11,000 per month for its Memphis, Tennessee headquarters under a sub-lease from Harrah's that expires in April, 1999.

          The Company owns approximately 73.5 acres of land on Bowen Island which is located nine miles from the City of Vancouver. The Company's original strategy in acquiring the land, which was purchased in two separate acquisitions in 1988 and 1991 for a total consideration of $341,517 Cdn., was to hold the property for appreciation and possible residential development. In the interim, the

Company derived some revenues from the harvesting of commercial timber and operation of a nursery on a 12 acre portion of the land zoned for agriculture. During 1993 and 1994 the Company built access roads on the land and built culverts and drainage facilities in anticipation of eventual development.

          In 1994, the Islands Trust, a governmental body of the government of British Columbia, announced a review of the Official Community Plan ("OCP") for Bowen Island. This process effectively froze any development applications pending completion of the review process. Under the revised OCP, large portions of Bowen Island, including the Company's property, have now been designated watershed protection areas and are subject to stringent new development guidelines under a Development Permit Classification. As a consequence, efforts are underway to sell or otherwise dispose of the property.

ITEM 3    LEGAL PROCEEDINGS

          The Company is not a defendant in any proceedings which the directors consider will have a material effect on the Company's financial position and results of operations.

ITEM 4    CONTROL OF REGISTRANT

          The following table sets forth information as of August 26, 1997 with respect to (1) each person known to the Company to be the owner of more than ten percent of the Company's Common Stock and (2) the total amount of Common Stock owned by the officers and directors as a group. See "Options to Purchase Securities from Registrant or Subsidiaries." As far as is known to the Company, it is not directly or indirectly owned or controlled by another corporation or by any parent.

                                         Number of Shares     Percent of
Identity of Person                        of Common Stock   Class Owned (1)
-----------------                        -----------------  ---------------

Harrah's Interactive Investment
  Company                                     6,886,915           37.8%

All officers and directors as a group
  (11 persons)                                2,010,004 (2)       11.1%
-----------

(1) Based on 18,236,590 shares outstanding as of August 26, 1997. Excludes 3,525,000 Performance Shares which are held in escrow and which are subject to agreements to tender to the Company when and if released from escrow. The Company has agreed to cancel the Performance Shares upon release from escrow.

(2) Does not include 2,000,000 shares of Common Stock owned of record by SGII or 1,000,000 shares owned of record by Anthony P. Clements, a director of the Company, which are subject to an irrevocable proxy in favor of First Tennessee Bank and an agreement by First Tennessee Bank not to vote such shares under any circumstances. James P. Grymyr, a director of the Company, owns 87% of SGII. Such shares are held in escrow by Montreal Trust Company and are subject to an agreement by the holders of such shares to tender the shares for cancellation upon release from escrow. Does not include 333,333 shares which are held in trust for Porcelain Investments Ltd. (250,000) and Pebble Mill Investments Ltd. (83,333) for which Mr. Clements is neither trustee nor beneficiary, and as to which Mr. Clements disclaims beneficial ownership. Includes options on 990,000 shares which are currently exercisable and which are held either directly or indirectly by officers and directors.

ITEM 5    NATURE OF TRADING MARKET

          Since July 8, 1997, the Company's common shares have been traded on the Nasdaq Small Cap Market under the symbol "IELSF." From March 1, 1994 until July 8, 1997, the Company's shares traded under the symbol "SKYGF". Prior to March 1, 1994, there was no trading market for the securities of the Company in the United States. Until voluntarily de-listed by the Company on December 30, 1994, the Company's common shares were traded on the Vancouver Stock Exchange under the symbol "CEV."

          The table below sets forth, for each full quarterly period within the Company's two most recent fiscal years, the reported high and low closing prices of the common shares in the Nasdaq Small Cap Market.

                                               Nasdaq Small Cap Market
                                        Fiscal 1996            Fiscal 1997
                                        -----------            -----------
                                      High       Low         High       Low
                                      ----       ---         ----       ---
               First Quarter          6.63      4.50         6.50      2.50
               Second Quarter         6.13      3.88         6.38      2.38
               Third Quarter          5.00      2.75         4.75      3.25
               Fourth Quarter         3.63      1.75         5.13      2.88

          At May 28, 1997, there were 207 holders of record of the Company's common shares. Of these holders, 172 had registered addresses in the United States and held a total of 8,688,131 common shares or approximately 65.3% of the total of 13,304,405 common shares outstanding on that date. Since certain of the common shares were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

          There have been no dividends paid to stockholders since the inception of the Company on January 28, 1981. The Company currently intends to retain any earnings it may achieve for use in its business, and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made by the Board of Directors in light of the earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant.

ITEM 6    EXCHANGE CONTROLS AND OTHER LIMITATIONS
          AFFECTING SECURITY HOLDERS

          An exempted company is classified as non-resident in Bermuda for exchange control purposes by the Bermuda Monetary Authority ("BMA"). Accordingly, the Company may convert currency (other than Bermudian currency) held for its account to any other currency without restriction.

          Persons, firms or companies regarded as residents of Bermuda for exchange control purposes require specific consent under the Exchange Control Act 1972 of Bermuda, and regulations thereunder, to purchase or sell shares or warrants of the Company which are regarded as foreign currency securities by the BMA. Before the Company can issue any further shares or warrants, the Company must first obtain the prior written consent of the BMA.

ITEM 7    TAXATION

          The following paragraphs set forth, in general terms, certain United States and Bermudian income tax considerations in connection with the ownership of common shares of the Company. The tax considerations relevant to the ownership of common shares of the Company are complex, and the tax consequences of such ownership may vary depending on the individual circumstances of the shareholder. Accordingly, each shareholder and prospective shareholder is urged to consult his own tax advisor with specific reference to the tax consequences of share ownership in his own situation. In addition, there may be relevant state, provincial or local income tax considerations which are not discussed.

United States Federal Income Tax Considerations

          Passive Foreign Investment Company. Because substantially all of the Company's recent income has consisted of interest, the Company believes that it presently constitutes a passive foreign investment company (a "PFIC") within the meaning of (S) 1295 of the Internal Revenue Code of 1986, as amended. A foreign corporation is a PFIC if 75% or more of its gross income for the taxable year is from passive sources such as interest and dividends, or if the average percentage of its assets during the year that produce passive income is at least 50%.

          Certain adverse tax consequences apply to U.S. persons who are shareholders of a PFIC. Specifically, U.S. shareholders of a PFIC are subject to maximum rates of tax plus an interest charge on "excess distributions," which includes gain on the sale of PFIC shares as well as certain distributions. The interest charge is based upon the value of the deemed tax deferral, and on the assumption that the excess distribution was earned pro rata over the shareholder's holding period. In addition, a U.S. shareholder who uses PFIC stock as security for a loan is treated as having disposed of the stock; a transfer of the PFIC stock may fail to qualify for nonrecognition treatment that would otherwise be available; special foreign tax credit limitations will apply to a U.S. shareholder with respect to earnings of the PFIC; a U.S. shareholder will not be entitled to a basis step-up in the basis of PFIC stock at death; and the Company will continue to be treated as a PFIC throughout a U.S. shareholder's holding period, even if it no longer satisfies the income or asset tests for a PFIC described above.

          The foregoing adverse tax consequences, other than the loss of the step-up in basis at death, generally will not apply if (i) the U.S. shareholder has elected to treat the PFIC as a qualified electing fund ("QEF") for each taxable year in the shareholder's holding period beginning after December 31, 1986 for which the Company was a PFIC, and (ii) the Company complies with reporting requirements to be prescribed by the IRS. In general U.S. shareholders of a QEF are taxable currently on their pro rata share of the QEF's ordinary income and net capital gain, unless they elect to defer payments of tax on amounts included in income for which no distribution has been received, subject to an interest charge on the tax deferral.

          THE QEF ELECTION FOR A TAXABLE YEAR MUST BE FILED BY THE DUE DATE (PLUS EXTENSIONS) FOR FILING THE U.S. SHAREHOLDER'S INCOME TAX RETURN FOR THE YEAR. A U.S. shareholder makes the election by filing a "Shareholder Election Statement," a "PFIC Annual Information Statement" and Form 8621 with its tax return. A copy of the Shareholder Election Statement must also be filed with the IRS Center in Philadelphia.

          If the Company has been a PFIC for a taxable year beginning after December 31, 1986 which includes any portion of a U.S. shareholder's holding period, the U.S. shareholder may still make a QEF election for the Company and, if so, may also elect to recognize any gain inherent in the shareholder's PFIC stock, as of at the beginning of the first year in which the Company becomes a QEF, as an excess distribution. A U.S. shareholder who makes this gain-recognition election will thereafter not be subject to the tax regime for excess distributions described above.

          For so long as the Company remains a PFIC, the Company intends to comply with the reporting requirements that will be prescribed in Treasury Regulations, and to make available to its U.S. shareholders upon request a PFIC Annual Information Statement to enable them to make QEF elections.

          Gain on Disposition; Distributions. Under certain limited circumstances, non-U.S. shareholders will be subject to U.S. federal income taxation at graduated rates upon gain or dividends, if any, with respect to their common shares, if such gain or income is treated as effectively connected with the conduct of the recipient's U.S. trade or business. Dividends, if any, paid to U.S. persons will be generally subject to U.S. federal ordinary income taxation, except for dividends of earnings that were previously taxed under the QEF rules discussed above. Dividends will not be eligible for the deduction for dividends received by corporations (unless such corporation owns by vote and value at least 10% of the stock of the Company, in which case a portion of such dividends may be eligible for such deduction). U.S. persons will be entitled, subject to various limitations including the so-called "basket limitations," to a credit for Canadian federal income tax withheld from such dividends.

          Foreign Personal Holding Company and Controlled Foreign Company. The Company would be a foreign personal holding company ("FPHC") for a taxable year if more than 50% of its total combined voting power or the total value of its stock were owned, actually or constructively, by five or fewer U.S. individuals and 60% or more of its gross income were derived from passive sources such as interest or dividends. The Company would be a controlled foreign corporation ("CFC") if more than 50% of the voting power or value of its stock were owned, directly or indirectly, by U.S. persons each of whom own 10% or more of the voting power of the Company's stock. The Company does not believe that it is an FPHC or a CFC. If the Company were, or were to become, an FPHC or a CFC, some or all U.S. shareholders would be required to include in their taxable income certain undistributed amounts of the Company's income.

          Reporting. Any U.S. person who owns 5% or more in value of the stock of the Company may be required to file IRS Form 5471 with respect to the Company and its non-U.S. subsidiaries and to report certain acquisitions or dispositions of the stock of the Company. Annual filings of Form 5471 would be required from any U.S. person owning 50% or more of the stock of the Company or, if the Company were an FPHC or a CFC, from certain U.S. persons owning 10% or more of the stock of the Company. U.S. shareholders of the Company while it is a PFIC must filed Form 8621 with the IRS.

Bermudian Income Tax Considerations

          Under present Bermuda law, no withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or on any capital asset, gain or appreciation will be payable by the Company on its operations, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to shares, debentures or other obligations of the Company. Furthermore, upon continuance of the Company in Bermuda, the Minister of Finance (Bermuda) gave the usual assurance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda that no such taxes shall be so applicable until March 28, 2016, although this assurance will not prevent the imposition of any Bermuda tax payable in relation to any land in Bermuda leased or let to the Company or to persons ordinarily resident in Bermuda.

          The Company is required to pay an annual Government fee (the "Government Fee"), which is determined on a sliding scale by reference to a company's authorized share capital and share premium account, with the minimum fee being BD $1,680 and the maximum BD $25,000 (the Bermuda dollar is treated at par with the U.S. dollar). The Government Fee is payable at the end of January in every year and is based on the authorized share capital and share premium account as they stood at August 31 in the preceding year.

ITEM 8    SELECTED FINANCIAL DATA

          The following selected financial data set forth below for, and as of each of the five years ended at February 28, 1997, have been derived from the Consolidated Financial Statements of the Company that have been audited by the Company's current and former independent accountants. The financial data set forth below should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information included elsewhere within this annual report and with ITEM 9 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Exchange Rates

          The following table sets forth, for the periods and dates indicated, the average, high, low and end-of-period Noon Buying Rates for Canadian dollars in Canadian dollars per U.S. dollar. The "Noon Buying Rate" means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York. On August 26, 1997, the Noon Buying Rate was $1.3929 Canadian dollar per U.S. dollar.

Year Ended February 28 or 29        Average*     High       Low       Period End
--------------------------------------------------------------------------------
         1991                       1.1457       1.1546     1.1623    1.1495
         1992                       1.2083       1.1825     1.1902    1.1725
         1993                       1.3217       1.2898     1.3484    1.2400
         1994                       1.4018       1.3659     1.4090    1.3085
         1995                       1.3937       1.3799     1.4238    1.3410
         1996                       1.3755       1.3455     1.4074    1.3722
         1997                       1.3607       1.3775     1.3310    1.3617
-----------

* The average of the exchange rates on the last day of each full calendar month during the period.

          The Consolidated Financial Statements have been prepared in U.S. dollars and in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 14 to the Consolidated Financial Statements. The accounting principles used conform in all material respects with accounting principles generally accepted in the United States. There is also a U.S. GAAP table following the Canadian GAAP table.

                                                 Canadian GAAP
                                                            Years Ended February 28 or 29
                                       ------------------------------------------------------------------------
                                          1997            1996            1995            1994          1993
                                          ----            ----            ----            ----          ----
                                                     (U.S. Dollars)                       (Canadian Dollars)
Statement of Operations Data:
Revenues
  Interest income                          63,738         118,163         111,566          99,939        82,665
  Lumber                                       --              --              --          88,834            --
  Other                                        --              --           7,174           5,256         1,974
Expenses
  Administration                        3,277,601       3,125,022       2,845,128       2,203,728       683,468
  Contract Buyout/Asset Write-down      1,796,554              --       2,500,000              --            --
Net loss                                4,637,588       3,006,859       5,226,388       2,009,699       598,829
Net loss per share                          0.366           0.262           0.489           0.198         0.101
Weighted average number of shares
 of common stock outstanding           12,568,687      11,467,332      10,626,624      10,149,949     5,929,944
Balance Sheet Data:
Working capital                          (172,131)       (279,597)       (521,575)      3,014,848     2,033,175
Deferred exploration, development
 and administrative costs                      --              --              --         105,697       105,697
Mineral claims                                 --              --               1          13,100        13,100
Total assets                            3,524,576       4,318,210       4,058,871       6,177,289     4,183,619
Long-term debt                                 --       2,346,028       2,550,000              --            --
Total shareholders' equity              2,267,379         403,100        (238,180)      6,064,815     4,119,413

                                                   U.S. GAAP
                                                            Years Ended February 28 or 29
                                       ------------------------------------------------------------------------
                                          1997            1996            1995            1994          1993
                                          ----            ----            ----            ----          ----
                                                     (U.S. Dollars)                       (Canadian Dollars)
Statement of Operations Data:
Revenues
  Interest income                          63,738         118,163         111,566          99,939        82,665
  Lumber                                       --              --              --          88,834            --
  Other                                        --              --           7,174           5,256         1,974
Expenses
  Administration                        3,277,601       3,582,297       3,302,403       2,203,728       797,260
  Contract Buyout/Asset Write-down      1,796,554              --       2,500,000              --            --
Net loss                                4,637,588       3,464,134       5,683,663       2,009,699       712,621
Net loss per share                          0.507           0.436           0.794           0.311         0.134
Weighted average number of shares
 of common stock outstanding           12,568,687       7,942,332       7,160,279       6,465,854     5,306,056
Balance Sheet Data:
Working capital                          (172,131)       (279,597)       (521,575)      3,014,848     2,033,175
Deferred exploration, development
 and administrative costs                      --              --              --         105,697       105,697
Mineral claims                                 --              --               1          13,100        13,100
Total assets                            3,524,576       3,860,935       3,601,596       5,538,497     3,544,827
Long-term debt                                 --       2,346,028       2,550,000              --            --
Total shareholders' equity              2,267,379         (54,175)       (695,455)      5,426,023     3,480,621

ITEM 9    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS
             (all figures in U.S. dollars unless otherwise noted)


          General. The Company announced its first contract with Singapore Airlines ("SIA") in April of 1996. Negotiations are under way with a number of other carriers, and based on a successful launch with SIA, the Company expects it will secure additional airline contracts.

          No revenues have been realized from the Sky Games technology to date. The Company anticipates that the IFE industry will grow rapidly over the next three to five years as airlines commit to interactive IFE hardware based on improved product reliability and demonstrated revenue generation. Accordingly, the Company is committed to building its core business by focusing initially on the airline market but also investigating the potential of other venues such as cruise ships, ferry boats, trains and hotel rooms.

          The Company is taking steps to dispose of non-core assets, including 73 acres of free and clear property held for development on Bowen Island in Vancouver, Canada as well as other miscellaneous assets unrelated to the IFE business.

Results of Operations

          In the year ended February 28, 1997, the Company applied its efforts and resources to developing and improving its gaming software and airline business potential through the operations of the Memphis, Tennessee offices of IEL. The Company continued to fund its substantial financial commitment to its software and business development programs by raising equity capital through private placements.

          Operating costs for fiscal 1997 were moderately larger than those of the prior year, being approximately $3,277,000 compared to $3,123,000. The increased operating expenses in fiscal 1997 discussed below are directly related to the specific efforts of the Company in perfecting its Sky Games technology and its intensive marketing and product awareness activity with the international airlines industry.

          Revenue for 1997 consisted solely of interest income of approximately $64,000 compared to $118,000 for 1996.

          Consulting and contract labor costs for 1997 were approximately $1,108,000 compared to approximately $628,000 in 1996. Included were IEL costs of approximately $870,000 for 1997 and $434,000 for 1996. The increase is due to an increase in staffing needs that was fulfilled through the use of contract labor.

          Travel, advertising and product promotional costs increased to approximately $626,000 from $459,000 in 1996 due to increased marketing of the Company's product.

          Office and administration costs decreased to approximately $444,000 from $543,000 in fiscal 1996 due to the closure of corporate offices in Las Vegas, Nevada and Los Angeles, California in late 1995.

          Professional fees, including legal and audit costs, were approximately $316,000 for 1997 compared to approximately $300,000 in the prior year.

          Interest and bank charges declined to approximately $300,000 in 1997 from $606,000 in 1996 due to the Company's efforts at securing equity capital and reducing reliance on debt instruments to fund operations.

          Management fees increased slightly to $211,000 in 1997 from $171,000 the prior year. Management fees include $120,000 paid to Harrah's in each year.

          Investor relations and corporate costs were $120,000 in 1997 compared to $93,000 in 1996, an increase of $27,000.

          Amortization costs increased from $49,000 to $88,000 due to the purchase of additional equipment, primarily computer hardware.

          There were no finance fees in 1997 compared to $171,424 for 1996 representing additional corporate loan financing for the Company's financial commitments to IEL.

Liquidity and Capital Resources

          To date, the Company has financed its operations, as well as its commitments to the IEL joint venture, through the proceeds of private equity offerings, exercises of share purchase warrants, exercises of options, short term corporate loan financings and interest on cash deposits.

          At February 28, 1997, the Company had a negative working capital position of $172,131. This compares with a negative working capital balance of $279,597 at February 29, 1996.

          Prior to the acquisition of the Sky Games software technology, the Company loaned funds to SGII for use as working capital related to the development of the gaming technology. This loan in the amount of $549,651 was written off in 1997.

Accounting Principles

          The Company's financial statements are reported on a Canadian generally accepted accounting principles basis. The Company's auditors state that no items in the financial statement would change materially, other than methodology for reporting earnings (loss) per share, if reporting were changed to U.S. GAAP.

Lease Commitments

          The Company has entered into two lease agreements for office and development space as follows: (i) an office facility lease in Las Vegas, Nevada, which expired in July 1997, and (ii) an office facility lease in Vancouver, Canada, which expires in February 2000, with minimum payments under the lease agreement of $1,916.02 Cdn. per month. In June, 1997, the Company entered into a sub-lease agreement with Harrah's to lease approximately 9,400 square fee of office space in Memphis, Tennessee for the Company's headquarters at approximately $11,000 per month through April, 1999.

Events Subsequent to February 28, 1997

          The Company retained London Select Enterprises, Ltd. to make a private placement of up to $3.5 million of 8% convertible debentures due March 31, 1999 pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended. As of August 26, 1997, sales had been closed on $1,863,250 of the debentures. As of August 26, 1997, debentures with a principal amount of $763,250 had been converted into 385,655 shares of Common Stock.

          On June 16, 1997, the Company held a Special General Meeting of shareholders at which the shareholders approved certain amendments to the Bye-Laws of the Company changing the name of the Company to Interactive Entertainment Limited, increasing the authorized share capital of the Company to create 3,000 Class A Convertible Redeemable Preference Shares and 5,000,000 Class B Redeemable Preference Shares, and changing the par value of the Company's Common Stock from Cdn. $.01 to U.S. $.01. Immediately following the Special General Meeting, and pursuant to a Plan and Agreement of Merger and Amalgamation dated May 13, 1997, IEL was amalgamated into SGIH (the "Subsidiary Amalgamation") and then into Sky Games International (the "Parent Amalgamation"). Prior to the Amalgamations, Harrah's owned 20% of the capital stock of IEL and did not own any capital stock or other securities of Sky Games International and had no representatives on the Board of Directors of the Company, (the "Board"). As a result of the Amalgamations, the outstanding shares of IEL common stock held by Harrah's were converted into 5,879,040 shares of Common Stock of the Company. See the Company's Form 6-K dated May 16, 1997, incorporated herein by reference, for information regarding the Parent Amalgamation and the Subsidiary Amalgamation.

          Pursuant to the Amalgamation Agreement, Harrah's was provided with the right to appoint persons to the Board and to specified committees in a number generally proportionate to their share holdings. Additionally, Harrah's was provided with the right to approve specified significant corporate actions by the Company for as long as the ownership of Common Stock by Harrah's is in excess of 20% (10% in some cases) of the outstanding voting shares computed on a fully-diluted basis.

          Upon consummation of the Parent Amalgamation, Sky Games changed its name to Interactive Entertainment Limited and appointed Gordon Stevenson as President and Chief Executive Officer. The Company is in the process of consolidating certain operations formerly performed at its Vancouver, British Columbia office into its Memphis, Tennessee headquarters.

          On June 17, 1997, and in conjunction with the Amalgamations, the Company entered into a Continuing Services Agreement with Harrah's under which Harrah's will provide certain telecommunications, computer systems support and consulting services to the Company.

          On June 17, 1997, and in conjunction with the Amalgamations, the Company entered into a Software License Agreement with Harrah's (the "License Agreement"). The License Agreement is a fully paid, perpetual, world-wide license to Harrah's and its affiliates to use the Company's gaming technology in non-competitive uses in traditional casino venues owned, operated or managed by Harrah's affiliates. The License Agreement includes source codes for all software, but neither party to the License Agreement has any obligations to share or provide any improvements or modifications with the other party.

          On June 17, 1997, and in conjunction with the Amalgamations, the Company entered into a Termination Agreement and Release (the "Termination Agreement") among SGI Holding Corporation Limited ("SGIHC"), Sky Games International Corp. ("SGIC"), Harrah's Interactive Entertainment Company ("HIEC"), Harrah's Interactive Investment Company, and the Company's operating subsidiary, then known as IEL. The Termination Agreement provides for termination of a management agreement between IEL and HIEC; termination of a shareholders agreement among the Company, HIIC and IEL; termination of a cross-license agreement among the Company, SGIHC, SGIC, HIIC and IEL; and termination of a trademark license among the Company, SGIC, SGIHC and IEL.


          As of April 30, 1997, the Company issued to Dr. Rex E. Fortescue, formerly a director of the Company, and Anthony P. Clements, a director of the Company, 175,000 and 333,000 shares of Common Stock, respectively, as consideration for agreements to tender 525,000 and 1,000,000 of the Performance Shares, respectively, which are held in escrow pursuant to a performance earn-out, when and if such shares are released from escrow.

          As of April 30, 1997, the Company forgave the outstanding balance of a note made by SGII, a company controlled by James P. Grymyr, a director of the Company, and his wife to the Company in the approximate amount of $549,651, and issued to SGII 80,590 shares of Common Stock as consideration for SGII's agreement to tender 2,000,000 shares of Common Stock owned by SGII which are held in escrow pursuant to a performance earn-out, when and if such shares are released from escrow.

          As of April 30, 1997, the Company and Mr. Grymyr entered into a consulting agreement whereby Mr. Grymyr would provide certain consulting services to the Company. Under the terms of the agreement, as consideration for his past and future consulting services, the Company has issued 586,077 shares of Common Stock to Mr. Grymyr. The agreement will terminate April 30, 1998 unless terminated earlier by the Company.

          On May 13, 1997, the Company entered into a Funding Agreement with Harrah's under which Harrah's provided a loan of $1,000,000. On June 17, 1997, the loan plus accrued interest was converted into 1,007,875 shares of Common Stock. In addition, pursuant to the Funding Agreement, for 90 days following June 17, 1997, the Company had the right to request Harrah's to purchase, under certain conditions, up to 650,000 shares of Common Stock at a price of $1.00 per share to provide working capital for the Company. However, the Company has notified Harrah's that it will not exercise its rights with respect to the 650,000 shares. The above shares received by Harrah's plus the shares received as a result of the Amalgamations make Harrah's the largest shareholder of the Company with approximately 37.8% of the outstanding shares as of August 26, 1997.

          In December 1994, the Company discontinued an engineering and marketing arrangement with BEA. As part of the termination, the Company issued to BEA a promissory note in the original principal amount of $2.5 million at 12% per annum. The note to BEA, in the approximate amount of $2.7 million as of January 31, 1997 (including accrued and unpaid interest), was converted into 2,737 Class A Preference Shares.

          Subsequent to the end of the year, the Company entered into a Shareholder Rights Agreement with Harrah's providing for certain rights contingent upon the share ownership of Harrah's. See "Changes in Securities and Changes in Security for Registered Securities".

ITEM 10   DIRECTORS AND OFFICERS OF REGISTRANT

          Charles L. Atwood has been a director of the Company since June 17, 1997. Mr. Atwood is vice president and treasurer for Harrah's Entertainment Inc. Mr. Atwood joined Holiday Inns, Inc. in 1979, where he worked on the acquisition of Harrah's by Holiday Inns, Inc. He moved to Investor Relations in 1980 and handled this function throughout the transitions of the Company from Holiday Inns to Holiday Corporation, the sale of the Holiday Inn brand, the spin-off of the Promus Companies, and the spin-off of the Company's hotel brands to Promus Hotel Corporation. Harrah's Entertainment was created as a result of the last spin-off. Mr. Atwood is also a director of Perkins Family Restaurants L.P., a public company.

          John M. Boushy has been a director of the Company since June 17, 1997. He also served as a director of IEL from December, 1994 until June 17, 1997. He was President of IEL from December, 1994 until November, 1996. Mr. Boushy joined Harrah's Entertainment in 1979, and he is currently senior vice president of information technology and marketing services.

          Malcolm P. Burke has been a director of the Company since November of 1990. Mr. Burke was also a director of IEL from December of 1994 through June 17, 1997, and IEL (Singapore) Pte. Ltd., the Company's Singapore subsidiary, from December of 1995 through June of 1997. Mr. Burke served as CEO of the Company from November 30, 1992 until September 30, 1996 and served as president of the Company from November 29, 1990 until June 17, 1997. Mr. Burke also served as an officer and director of the Company's operating subsidiary prior to the Amalgamations on June 17, 1997. Mr. Burke was previously associated with Royal LePage Ltd. as a stockholder and investment broker. Mr. Burke is a director of JPY Holdings LTD., a public company traded on the Vancouver Stock Exchange.

          Anthony P. Clements has been a director of the Company since March of 1992. He was also a director of IEL from August 10, 1995 to June 17, 1997. Mr. Clements is an investment banker with T. Hoare & Co., based in London, England, where he has worked since 1994. From 1987 to 1994, Mr. Clements was an investment banker for Rickets & Co., also based in London. Mr. Clements has also managed the North American portfolio of Postel Investment Management (pension fund managers for both the Post Office and British Telecom) from 1973 until 1987, and has worked in areas of corporate finance since 1987.

          Deborah Fortescue-Merrin has been a director of the Company since October, 1995. She was also a director of IEL from February 14, 1996 to June 17, 1997. Ms. Merrin has been Vice-President of J. Perot Financial Corporation, a Private Investment Management Company located in Vancouver, British Columbia, since 1992. Previous to joining J. Perot Financial, Mrs. Merrin was a securities broker with Yorkton Securities from 1991 to 1992 and with Haywood Securities from 1986 to 1991 where she specialized in special situations concerning medical issues.

          Laurence S. Geller has been a director of the Company since September 30, 1996. Mr. Geller has also served as the Company's Chairman since September 30, 1996 and as the Company's CEO from September 30, 1996 to June 17, 1997. He was a director of IEL from November 4, 1996 to June 17, 1997. Mr. Geller currently is President and CEO of Strategic Hotel Capital Incorporated, a Chicago based hospitality finance and investment firm. Mr. Geller is also CEO of Geller & Co., a Chicago based hospitality, finance and consulting firm, which Mr. Geller formed in 1989. Prior to forming Geller & Co., Mr. Geller was chief operating officer of Hyatt Development Corporation.

          Phillip Gordon has been a director of the Company since December 6, 1996. Mr. Gordon is a partner in the Chicago law firm of Altheimer & Gray, where he has practiced law for 25 years. Altheimer & Gray has acted as lead corporate and securities counsel to the Company since March, 1996. Mr. Gordon is admitted to practice law in New York and Illinois.

          James P. Grymyr has been a director of the Company since February of 1993. He has also served as President and as a director of Sky Games International Corporation, a subsidiary of the Company, since February of 1993. He has a background in the development of electronic games and game marketing. Mr. Grymyr was previously the President of an electronic game developer and manufacturer based in Las Vegas. He has created and manufactured electronic games for amusement parks and arcades including Circus Circus. His background includes years spent in advertising and management training industries. Mr. Grymyr holds a B.A. in Journalism from the University of Minnesota.

          Michael A. Irwin, has served as director of finance and administration for IEL since August, 1995. Mr. Irwin has been chief accounting officer and assistant secretary of the Company since June 17, 1997. Prior to joining IEL, Mr. Irwin served in various accounting, finance and human resource management capacities with Holiday Inns, Inc. from 1975 through 1991. Mr. Irwin was Administrator of the Group Annuity Participant Protection Association from 1992 to 1996.

          David Lamm joined the Company as chief financial officer, treasurer and secretary on July 14, 1997. Prior to joining the Company, Mr. Lamm was vice president of finance at McKesson Corporation's Information Technologies and Capital Investments Divisions from March, 1995 to July, 1997. Prior to McKesson, Mr. Lamm served as chief financial officer and treasurer at 3Net Systems, a publicly traded software development company specializing in client/server applications for the healthcare industry from October, 1993 to February, 1995. Previously, Mr. Lamm served as vice president of finance for the Travel Services Division of AMR Information Services, Inc. a wholly-owned subsidiary of AMR Corp., parent company of American Airlines

          Patrick J. Lawless served as chief financial officer and secretary of the Company from February of 1996 until June 17, 1997. Mr. Lawless was a self employed Chartered Accountant from 1992 to 1996 and performed work for various private corporations.

          Gordon Stevenson has been CEO and president of the Company since June 17, 1997. Mr. Stevenson served as managing director of IEL from June 9, 1995 until November 4, 1996 when he became president. Mr. Stevenson was also a director of IEL from August 10, 1995 to June 17, 1997. From 1991 to 1993, Mr. Stevenson was president of Intrico, a joint venture between Marriott, Hilton, AMR Corporation and Budget Car Rental. Between 1993 and June 9, 1995, Mr. Stevenson operated his own management consulting group, assisting international travel and leisure companies with strategic business planning. Prior to his work at Intrico, Mr. Stevenson served as vice president of sales and marketing for Hyatt International Corporation and director of sales and marketing for Europe and the Middle East for Holiday Inns.

          The Company is unaware of any family relationship between any director or executive officer and any other director or executive officer.

ITEM 11   COMPENSATION OF DIRECTORS AND OFFICERS

          For the year ended February 28, 1997, the aggregate compensation paid or accrued by the Company and its subsidiary SGIC to all directors and officers as a group (nine persons) for services in all capacities was $335,000. See "Interest of Management in Certain Transactions."

ITEM 12   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

          The following table shows, as of February 28, 1997, all outstanding options to purchase shares of the Company's Common Stock, including the options held by certain executive officers of the Company as set forth in the next table below. As used herein, "options" includes all options, warrants or rights to purchase such Common Stock.

          Number of Shares      Exercise Price (U.S. $)      Expiration Date
          ----------------      -----------------------      ---------------
            1,110,000(1)                 $3.00                 Feb 28, 2001
               60,000(2)                 $4.125                Dec 10, 2006
              308,528(3)                 $3.00                 Jul 31, 1997
              100,000(3)                 $3.00                 Apr 30, 1999

--------------
(1) Options on the Company's Common Stock granted under the 1996 Stock Program.

(2) Options on the Company's Common Stock granted under the Directors Option
    Plan.

(3) Warrants.

Effective December 6, 1996, the Company established, in concept, a Management Incentive Plan by authorizing the issuance of options for 4,070,105 shares of Common Stock. As of June 30, 1997, options allocated under the plan totaled 1,200,000 shares, all of which will vest specifically on sustaining certain stock price levels. Effective December 6, 1996, the Company established a Directors Option Plan covering 500,000 shares of Common Stock pursuant to which all directors holding office at December 10th of each year will automatically be granted options for 10,000 shares of Common Stock at the trading price on such day.

          The following table shows all options and warrants to purchase Common Stock as of February 28, 1997 for the primary executive officers of the Company and for the directors and officers as a group.

Optionee/Warrant Holder    Number of Shares   Exercise Price   Expiration Date
-------------------------  ----------------   --------------   ---------------
Sopo Investments Ltd. (1)      300,000            $3.00         Feb 28, 2001
Geller & Co. (2)               200,000            $3.00         Feb 28, 2001
Malcolm P. Burke (3)            10,000            $4.125        Dec 10, 2006
Laurence Geller (3)             10,000            $4.125        Dec 10, 2006
All Officers & Directors       930,000            $3.00         Feb 28, 2001
All Officers & Directors        60,000            $4.125        Dec 10, 2006

(1) All of the outstanding equity is owned by Malcolm P. Burke.
(2) Laurence Geller is a principal of Geller and Co.
(3) Options issued under the Director Option Plan.

ITEM 13   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

          See the Company's Form 6-K dated May 16, 1997, incorporated herein by reference, for information regarding the interests of management in certain transactions.

          The Company paid $335,000 (1996 - $226,460) in consulting and management fees to officers and to companies with common directors.

          Included in accounts payable is approximately $586,000 due to Harrah's Interactive Entertainment. This amount has been paid subsequent to the year end.

ITEM 14   DESCRIPTION OF SECURITIES TO BE REGISTERED

          Not applicable

                                   PART III
                                   --------

ITEM 15   DEFAULTS UPON SENIOR SECURITIES

          Not applicable

ITEM 16   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES

          On June 17, 1997, in connection with the Amalgamations, the Company entered into a Shareholder Rights Agreement (the "Shareholder Rights Agreement") with HIIC. Pursuant to the Shareholder Rights Agreement, the Company has agreed that for so long as Harrah's owns 20% or more of the outstanding voting shares on a fully-diluted basis, any of the following actions by the Company require the approval of the majority of the Board and the Harrah's appointees to the
Board: (i) the sale of all or any material portion of the assets of the Company together with its subsidiaries; (ii) the incurrence, renewal, prepayment or amendment of the terms of indebtedness of the Company together with its subsidiaries in excess of $5 million in any one fiscal year; (iii) the Company or any of its subsidiaries entering into any material joint venture or partnership arrangement outside of its previously approved scope of business;
(iv) any material acquisition of assets by the Company or any of its subsidiaries, including by lease or otherwise (other than by merger, consolidation or amalgamation) other than pursuant to a previously approved budget or plan, or the acquisition by the Company or any of its subsidiaries of the stock of another entity, in each case involving an acquisition valued at $5 million or more; (v) any material change in the nature of the business conducted by the Company or any of its subsidiaries; (vi) any material amendments to the Management Incentive Plan for 12 months following the Amalgamations; (vii) any material changes in accounting policies; (viii) the adoption of any stock option plans for greater than 5% of the then outstanding Common Stock of the Company on a fully-diluted basis, other than the Management Incentive Plan, in any one fiscal year; and (ix) the creation or adoption of any shareholder rights plan. For so long as Harrah's owns 10% or more of the outstanding voting shares on a fully-diluted basis, as to (x) any change in or conduct of the Company's business or proposed business, or (y) any action or inaction of or by the Company or any of its subsidiaries which Harrah's determines in its reasonable business judgment would result in, in the case of either (x) or (y), any actual or threatened disciplinary action or any actual or threatened regulatory sanctions with respect to or affecting the loss of, or the inability to obtain or failure to secure the reinstatement of, any registration, certification, license or other regulatory approval held by Harrah's in any jurisdiction in which Harrah's is actively conducting business or has received final approval or authorization to proceed, even on a preliminary basis, from its respective board of directors (or any appropriate committee established by such board of directors) of plans to conduct business (each such change, conduct, action or inaction a "Disqualifying Action"); provided, the reasonable business judgment to be exercised by Harrah's in determining whether a Disqualifying Action has occurred or would result need not involve any consideration of the effect of the Disqualifying Action alone or together with its subsidiaries because the purpose of the protections afforded by the determination of a Disqualifying action is for the benefit of the separate businesses and investments of Harrah's.

          On June 17, 1997, and in connection with the Amalgamations, the Company entered into a Registration and Preemptive Rights Agreement with Harrah's (the "Registration Rights Agreement"). Under the Registration Rights Agreement, Harrah's has two demand registration rights to cause the Company to register the Common Stock owned by Harrah's. Prior to June 30, 1998, no such demand registration can be brought for a number of shares in excess of one million shares unless the Company receives the opinion of its investment banker that the trading price of the Common Stock would not fall by more than 25% for more than 15 consecutive trading days as a result of such sale, in which case a demand could be brought with respect to up to such number of shares of Common Stock as would not cause the market price to fall below such level. Each such offering is required to be underwritten on a firm commitment basis by an underwriter chosen by the Company. Pursuant to the Registration Rights Agreement, (until the earlier of when Harrah's owns less than 5% of the outstanding voting shares of the Company on a fully-diluted basis), Harrah's has customary piggy-back rights to include their shares of Common Stock in registered offerings by the Company. Pursuant to the Registration Rights Agreement, Harrah's has the right to purchase securities offered by the Company for as long as Harrah's owns 20% or more of the outstanding Common Stock on a fully-diluted basis at the same price and terms such securities are otherwise being offered. Harrah's also has the right for as long as Harrah's owns 20% or more of the outstanding voting shares, on a fully-diluted basis, to participate on a proportionate basis in any non-pro rata stock repurchases or redemptions conducted by the Company. Additionally, at any time that Harrah's owns less than 10% of the outstanding voting shares, on a fully-diluted basis, the Company has the right to cause Harrah's to sell their voting shares pursuant to a registered sale, and Harrah's has the right to cause the Company to file a registration statement to sell their voting shares in the event of any change in or conduct of the business or proposed business of the Company or any of its subsidiaries or any other action or inaction of the Company or any of its subsidiaries which would jeopardize Harrah's gaming related licenses or if the Company does not redeem a "Disqualified Holder" (as defined in and pursuant to the Company's Bye-Laws) of its securities, in each case at the Company's expense without being subject to the limitations on demand rights set forth above.

          See the Company's Form 6-K dated May 16, 1997, incorporated herein by reference, for information regarding changes in securities.

Forward-looking statements

          Information included in this report may constitute forward-looking statements that involve a number of risks and uncertainties. From time to time, information provided by the Company or statements made by its employees may contain other forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include but are not limited to: general economic conditions including their impact on international air travel; technical aspects of integrating the Company's software with third party hardware, networks and operating systems and other third party software; changes in legal and cultural trends affecting the legality and acceptance of inflight gaming; the timely development and introduction of competitive products; entry of new competitors into the inflight entertainment industry. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                    PART IV
                                    -------

ITEM 17   FINANCIAL STATEMENTS

          The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18   FINANCIAL STATEMENTS

          The registrant's statements and schedules are contained on pages F-1 through F-20.

ITEM 19   FINANCIAL STATEMENTS AND EXHIBITS


(a)     Financial Statements

        Index to Consolidated Financial Statements and Supplementary
         Data                                                              F-1
        Fiscal Year Ended February 28, 1997
        Independent Auditors' Report                                       F-2
        Consolidated Balance Sheet                                         F-3
        Consolidated Statement of Deficit                                  F-4
        Consolidated Statement of Operations                               F-5
        Consolidated Statement of Changes in Financial Position            F-6
        Notes to Consolidated the Financial Statements                     F-7
        Consolidated Capital Assets and Accumulated Amortization           F-20
        Segmented Information by Industry                                  F-23

(b)       Exhibits

Exhibit
Number                         Description of Exhibits
------    ----------------------------------------------

1.1.      Articles of Incorporation and Bylaws of the Company (Yukon Territory).

1.2+      Articles of Continuance and Bye Laws (Bermuda)

3.1. Asset Purchase Agreement, as amended, dated November 7, 1991, among Sky Games International, Inc. ("SGII"), the Company and Sky Games International, Corp. (formerly Forty-Four Inc.) ("SGIC") and amendments thereto.

3.2. Escrow Agreement dated May 27, 1992, as amended, among Montreal Trust Company of Canada, the Company and certain shareholders.

3.4.      Indemnification Agreement dated February 19, 1993, between SGII and
          SGIC.

3.5. Cooperation Agreement dated May 20, 1993, by and among BE Aerospace, Inc. ("BEA"), the Company and SGII.

3.6.      Lease dated November 3, 1992, between Leifer Trust and the Company.

3.7.      Lease dated March 17, 1992, between Murray & Company Limited and the
          Company.

3.8# Termination Agreement and Mutual Release, dated as of December 30, 1994, among the Company, BEA and SGIC.

3.9+** Services Agreement, Dated as of November 7, 1995, between IEL and Singapore Airlines Limited.

3.10+** Software License and Software Services Agreement, dated as of November 7, 1995, between IEL and Singapore Airlines Limited.

3.11 Sublease Agreement dated as of June 5, 1997, between IEL and Harrah's Operating Company, Inc.

3.12 Redemption Agreement, dated as of February 25, 1997, between the Company and Anthony Clements and Rex Fortescue.

3.13 Redemption and Cancellation Agreement, dated as of April 30, 1997, between the Company and Sky Games International, Inc.

3.14 Consulting Agreement, dated as of April 30, 1997, between the Company and James P. Grymyr.

3.15 Shareholder Rights Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Investment Company.

3.16** Software License Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Investment Company. (20 pages omitted.)

3.17 Continuing Services Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Entertainment Company.

3.18++ Plan and Agreement of Merger and Amalgamation, dated as of May 13, 1997, among the Company, SGI Holding Corporation Limited, IEL and Harrah's Interactive Investment Company.

3.19++ Registration and Preemptive Rights Agreement, Dated June 17, 1997, between the Company and Harrah's Interactive Investment Company.

3.20++ Registration Rights Agreement, dated June 17, 1997, between the Company and B/E Aerospace, Inc.

3.21 Termination Agreement and Release, dated as of June 17, 1997, among the Company, SGI Holding Corporation Limited, IEL, Harrah's Interactive Investment Company, and Harrah's Interactive Entertainment Company.

6.1       Consent of Buckley Dodds



 .Incorporated by reference to the same numbered exhibit to the Registrant's Registration Statement on Form 20-F (File No. 0-22622) as filed with the Securities and Exchange Commission on October 12, 1993.

+Incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the Securities and Exchange Commission on October 30, 1995.

#Incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the Securities and Exchange Commission on September 16, 1996.

++Incorporated by reference to the exhibits to the Company's Form 8-K as filed with the Securities and Exchange Commission on June 26, 1997.

**Confidential treatment has been requested.

                                  SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 12, 1997                      INTERACTIVE ENTERTAINMENT LIMITED
                                       (FORMERLY SKY GAMES INTERNATIONAL LTD.)


                                       By: /s/ Gordon Stevenson
                                           ------------------------------------
                                           Gordon Stevenson, President and CEO

                         SKY GAMES INTERNATIONAL LTD.

                      CONSOLIDATED FINANCIAL STATEMENTS

                                    INDEX

                                                                       PAGE

AUDITORS' REPORT

CONSOLIDATED BALANCE SHEET                                               1

CONSOLIDATED STATEMENT OF DEFICIT                                        2

CONSOLIDATED STATEMENT OF OPERATIONS                                     3

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION                  4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                        5-17

CONSOLIDATED CAPITAL ASSETS AND ACCUMULATED AMORTIZATION        SCHEDULE 1

SEGMENTED INFORMATION BY INDUSTRY                               SCHEDULE 2

                         [LETTERHEAD OF BUCKLEY DODDS]



                               AUDITORS' REPORT


To the Shareholders of Sky Games International Ltd.:

We have audited the consolidated balance sheets of Sky Games International Ltd. as at February 28, 1997 and February 29, 1996, and the consolidated statements of operations, deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 1997 and February 29, 1996 and the results of its operations and the changes in its financial position for the years then ended in accordance with Canadian generally accepted accounting principles.


Vancouver, B.C.
April 28, 1997, except as to Note 11 (b) which is         /s/ Buckley Dodds
as of May 14, 1997                                        Chartered Accountant

                         SKY GAMES INTERNATIONAL LTD.                        1.

                          CONSOLIDATED BALANCE SHEET

     AS AT FEBRUARY 28, 1997 WITH COMPARATIVE FIGURES AT FEBRUARY 29, 1996

                                (U.S. Dollars)

                               ASSETS
                                                  1997         1996

CURRENT
 Cash                                        $   626,074   $   725,222
 Accounts receivable                              76,000        92,915
 Prepaid expenses                                 61,975         3,729
 Notes receivable (Note 3)                        43,768       217,542
                                             -----------  ------------

                                                 807,817     1,039,408

COMPUTER GAMING TECHNOLOGY (Note 2b)                   -       457,275

DUE FROM AFFILIATED COMPANY (Note 4)                   -       560,753

SOFTWARE DEVELOPMENT (Note 2f)                 1,357,869       393,895

CAPITAL ASSETS (Schedule 1)                    1,358,890     1,866,879
                                             -----------  ------------

                                             $ 3,524,576  $  4,318,210
                                             ===========  ============


                            LIABILITIES
CURRENT
 Payables and accruals                       $   979,948   $   822,852
 Loans payable (Note 5)                                -       496,153
                                             -----------  ------------

                                                 979,948     1,319,005

NOTE PAYABLE (Note 6)                                  -     2,346,028
                                             -----------  ------------

NON-CONTROLLING INTEREST (Note                   277,249       250,077
                                             -----------  ------------

                       SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                           106,752        97,451

CONTRIBUTED SURPLUS (Note 7)                  15,324,379    11,431,813

PREFERRED SHARES ALLOTTED (Not                 2,600,000             -

DEFICIT                                      (15,763,752)  (11,126,164)
                                             -----------  ------------

APPROVED BY THE DIRECTORS:                     2,267,379       403,100
                                             -----------  ------------

/s/ Malcolm P. Burke                         $ 3,524,576  $  4,318,210
------------------------------               ===========  ============
Director

/s/ Deborah Fortescue-Merrin
---------------------------------
 Director


       See accompanying notes to the consolidated financial statements.

                          SKY GAMES INTERNATIONAL LTD.                       2.

                       CONSOLIDATED STATEMENT OF DEFICIT

         FOR THE YEAR ENDED FEBRUARY 28, 1997 WITH COMPARATIVE FIGURES

                     FOR THE YEAR ENDED FEBRUARY 29, 1996

                                (U.S. Dollars)

                                          1997          1996
BALANCE, beginning of year            $11,126,164   $ 8,119,305

NET LOSS FOR THE YEAR                   4,637,588     3,006,859
                                      -----------  ------------

BALANCE, end of year                  $15,763,752   $11,126,164
                                      ===========  ============




  See accompanying notes to the consolidated financial statements.

                      SKY GAMES INTERNATIONAL LTD.                      3.

                     CONSOLIDATED STATEMENT OF OPERATIONS

         FOR THE YEAR ENDED FEBRUARY 28, 1997 WITH COMPARATIVE FIGURES

                     FOR THE YEAR ENDED FEBRUARY 29, 1996

                                (U.S. Dollars)

                                                     1997          1996
EXPENSES
 Consulting and contract labour                 $ 1,108,492   $   627,926
 Travel, and advertising and promotion              625,945       459,497
 Office and administration                          443,908       542,715
 Professional fees                                  315,929       300,153
 Interest and bank charges                          300,388       605,929
 Management fees                                    211,000       171,307
 Investors relations and corporate awareness        120,082        92,748
 Amortization                                        87,976        48,903
 Exchange loss                                       20,793        22,190
 Filing and listing fees                             20,301        44,170
 Repairs and maintenance                             18,236         4,358
 Transfer agent                                       4,551        23,741
 Finance fees                                             -       171,424
 Miscellaneous                                            -         8,095
                                                -----------   -----------

                                                  3,277,601     3,123,156
                                                -----------   -----------

LOSS FROM OPERATIONS                             (3,277,601)   (3,123,156)
                                                -----------   -----------
OTHERS
 Interest income                                     63,738       118,163
 Write-down of assets (Note 12)                  (1,796,554)     (315,456)
                                                -----------   -----------

                                                 (1,732,816)     (197,293)
                                                -----------   -----------

NET LOSS BEFORE NON-CONTROLLING INTEREST         (5,010,417)   (3,320,449)

NON-CONTROLLING INTEREST IN SUBSIDIARY              372,829       313,590
                                                -----------   -----------

NET LOSS FOR THE YEAR                           $(4,637,588)  $(3,006,859)
                                                ===========   ===========

LOSS PER SHARE                                       $0.366        $0.262
                                                ===========   ===========




       See accompanying notes to the consolidated financial statements.

                       SKY GAMES INTERNATIONAL LTD.                    4.

            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

         FOR THE YEAR ENDED FEBRUARY 28, 1997 WITH COMPARATIVE FIGURES

                     FOR THE YEAR ENDED FEBRUARY 29, 1996

                                (U.S. Dollars)



                                                      1997           1996
CASH PROVIDED BY (USED FOR)

 OPERATING ACTIVITIES
    Net loss for the year                          $(4,637,588)  $(3,006,859)
    Items not involving cash:
     Amortization                                       87,976        48,903
     Write-down of assets                            1,796,554       315,456
     Non-controlling interest                         (372,829)     (313,590)
                                                   -----------   -----------

                                                     3,125,887    (2,956,090)
    Changes in non-cash working capital items
     Accounts receivable                                16,915       (78,882)
     Prepaid expenses                                  (58,246)       32,292
     Payables and accruals                             157,096       124,119
                                                   -----------   -----------
                                                    (3,010,122)   (2,878,561)
                                                   -----------   -----------
 FINANCING ACTIVITIES
    Issue of common shares                           3,901,867     3,648,139
    Preferred shares allotted (Note 6)               2,600,000             -
    Advances to affiliated company                      11,103       (40,107)
    Loans payable                                     (496,153)     (475,860)
    Notes payable                                   (2,346,028)     (203,972)
    Non-controlling interest                           400,000       500,000
                                                   -----------   -----------

                                                     4,070,789     3,428,200
                                                   -----------   -----------

 INVESTING ACTIVITIES
    Purchase of capital assets                        (231,812)       (9,278)
    Notes receivable                                    35,971        14,967
    Software development                              (963,974)     (393,895)
                                                   -----------   -----------

                                                    (1,159,815)     (388,206)
                                                   -----------   -----------

INCREASE(DECREASE) IN CASH                             (99,148)      161,433

CASH, BEGINNING OF YEAR                                725,222       563,789
                                                   -----------   -----------

CASH, END OF YEAR                                  $   626,074   $   725,222
                                                   ===========   ===========




       See accompanying notes to the consolidated financial statements.

                       SKY GAMES INTERNATIONAL LTD.                   5.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)


NOTE 1  BUSINESS DESCRIPTION

        The Company is engaged in the business of developing implementing and operating a computerized remote gaming device for use on international air flights.


NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

        a)  Basis of Consolidation

            These consolidated financial statements include the accounts of Sky Games International Ltd. (a Bermuda exempted company) and its wholly-owned subsidiaries: Sky Games International, Corp. (a Nevada corporation), Creator Island Equities Inc., SGI Holdings Corporation Limited (a Bermuda exempted company) and its 80 percent owned subsidiary Interactive Entertainment Limited (a Bermuda exempted company).

        b)  Computer Gaming Technology

            Computer Gaming Technology consists of the technology, proprietary rights and prototypes of the casino gaming systems known as the "Sky Games". These costs were written off in the year as in the opinion of management the technology has been replaced by the Software Development technology in the year.

                       SKY GAMES INTERNATIONAL LTD.                           6.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)


NOTE 2  SIGNIFICANT ACCOUNTING POLICIES (Continued)

        c)  Capital Assets

            Capital assets are recorded at cost and are amortized in the following manner:

               Computer Equipment           30% Declining Balance
               Construction Equipment       30% Declining Balance
               Vehicles                     30% Declining Balance
               Office Equipment             20% Declining Balance
               Computer Software            10% Declining Balance
               Green House                  10% Declining Balance
               Irrigation System            10% Declining Balance
               Shop Improvements            5 Years Straight Line

            In the year of acquisition amortization is calculated at one-half of the above-noted rates.

            Gaming technology parts are to be used for the assembly of "Sky Games" demonstration units. The units will be amortized over their useful estimated life upon commencement of commercial use. The parts were written down to current market value at February 28, 1997.

        d)  Foreign Currency Translation

            Canadian currency assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses are translated at the average exchange rate during the year. The resulting gains or losses are expensed.

                       SKY GAMES INTERNATIONAL LTD.                           7.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)


NOTE 2  SIGNIFICANT ACCOUNTING POLICIES (Continued)

        e)  Loss Per Share

            Basic loss per share has been computed based on the weighted average number of common shares outstanding.

        f)  Software Development

            Software Development costs are charged to research and development until such time as the software reaches a stage where technological feasibility has been established. Software production costs for the year in Interactive Entertainment Limited have been capitalized. After software production is completed and the software is placed in service, the costs will be amortized on the straight line method over the remaining economic life of the asset.

        g)  Measurement Uncertainty

            The Write Down of Assets (note 12) is based on estimates of the current market value of certain capital assets and notes receivable. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements in such estimates could be significant.


NOTE 3    NOTES RECEIVABLE

          Notes receivable are represented by the following:
                                                                1997     1996
          a) A  promissory note  with  interest at
            10%  per annum is due on December 31,
            1996. The Company  has  the option to
            to convert the note into a 20% equity
            position.  A Lola Indy Lite race car
            is  pledged  as  Collateral  for this
            loan,  however as the Indy Lite
            format  changed in the year  the
            company  has  written  off  the  note
            receivable in the year.                              -      127,200

                       SKY GAMES INTERNATIONAL LTD.                           8.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)



NOTE 3  NOTES RECEIVABLE (Continued)
                                                          1997           1996

        b)  A 10% promissory note  due on Decem-
            ber 31, 1996.  The note may be repaid
            by an offset against  advertising
            over  the  3 year  period of the note.
            $49,756 was offset against the note
            to  advertising  for  the  year ended
            February 28, 1997,(1996: $49,879)               -            49,756

        c)  An unsecured promissory note with in-
            terest  at  15% per  annum  due  from
            Painted  Hills Partners Limited Part-
            nership.  This  note was due on Sept-
            ember 1, 1991  and has been extended.
            The note and all outstanding interest
            payments will be repaid upon the sale
            of the property held  by the partner-
            ship.                                         43,768         40,586
                                                     -----------    -----------

                                                     $    43,768    $   217,542
                                                     ===========    ===========


NOTE 4  DUE FROM AFFILIATED COMPANY

        The amount due from affiliated company is an unsecured promissory note due from a company with a common director bearing interest at 6% per annum and it was payable on or before February 19, 1996 which was extended to August 31, 1997 and provided for quarterly payments of $7,200 commencing March 1, 1996. Management is currently negotiating with the affiliated company to redeem and cancel certain escrow shares held by the affiliated company (subject to regulatory approval or release of share from escrow) and terminate a management agreement (see
        Note 10(a). As a result, management deems it likely that this loan receivable will be expensed as part of the terms of the negotiation and as a result the note receivable has been written off in the year.

                       SKY GAMES INTERNATIONAL LTD.                           9.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)

NOTE 5  LOANS PAYABLE

        Loans payable are represented by the following:
                                                        1997         1996
        A demand loan payable with interest
        calculated at 12% per annum.                 $      -    $   57,011

        A loan payable with interest cal-
        culated at 12% per annum, payable
        monthly and was due December 31, 1996.              -       439,142
                                                     ---------   ----------

                                                     $      -    $  496,153
                                                     =========   ==========
NOTE 6  PREFERRED SHARES ALLOTTED

        The Company bought out its engineering and marketing contract with BE Aerospace, Inc. by issuing a senior convertible note due March 30, 1997 payable to BE Aerospace, Inc. with interest calculated at 12% per annum. The note was convertible to common shares of the Company at the option of BE Aerospace Inc. (BEA). At February 28, 1997 the Company entered into an agreement with BEA to convert the senior convertible note in the amount of $2,600,000, including accrued interest, into Convertible Redeemable Preferred Shares subject to the creation of 3,000 Convertible Redeemable Preferred Shares. As a result the amount has been disclosed as Preference Shares allotted in shareholders' equity.

        The preferred shares will have a value of $1,000 per share, are non-voting and will have an annual dividend rate of 9%. The dividend is payable quarterly and is cumulative.

        BEA may convert the Preferred shares in whole or in part into common stock of SGI at a conversion price of 70% of the average share price prior to February 28, 1999, 65% of the average share price after February 28, 1999 to August 31, 1999 and 60% thereafter. SGI is obligated to issue sufficient shares on conversion to ensure the outstanding balance of $2,600,000 is paid in common shares at the prevailing market price.

        SGI at its option may redeem the Preferred stock at a redemption price of $1000 per share plus any accrued and unpaid dividends.

                      SKY GAMES INTERNATIONAL LTD.                           10.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)



NOTE 7  SHARE CAPITAL

        Share capital is represented by the following:

        Authorized: 50,000,000 Common Shares of no par value $0.01 per share

        Issued for:                       1997                    1996

                                NUMBER OF               NUMBER OF
                                 SHARES        VALUE     SHARES         VALUE

  Share Capital
    Balance, beginning
     Of year                   12,046,434  $   97,451  10,815,624   $    88,193

    Issued for
     Warrants                     893,086       6,547           -             -

    Issued for
     Stock options                 37,500         276     103,500           792

    Issued for private
     Placements                   175,000       1,287     994,310         7,472

    Issued for debt
     Conversion                   162,000       1,191     125,000           945

    Issued for finders
     Fee                                -           -       8,000            49
                               ----------  ----------  ----------   -----------

    Balance,
     end of year               13,314,020  $  106,750  12,046,434   $    97,451
                               ==========  ==========  ==========   ===========

                                              1997          1996

 Contributed Surplus, beginning of year    $11,431,813   $ 7,792,932
 Issued for warrants                         2,784,961             -
 Issued for stock options                       63,833       193,459
 Issued for private placements                 479,963     2,975,431
 Issued for debt conversion                    563,809       499,160
 Issued for finders fee                              -        43,956
                                           -----------   -----------

                                            15,324,379    11,504,938
 Less: private placement issue costs                 -       (73,125)
                                           -----------   -----------

 Contributed Surplus, end of year          $15,324,379   $11,431,813
                                           ===========   ===========

                      SKY GAMES INTERNATIONAL LTD.                           11.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 29, 1997 AND FEBRUARY 28, 1996

                                (U.S. Dollars)

NOTE 7 SHARE CAPITAL (Continued)

       The continuance of the Company in Bermuda required that the authorized and outstanding share capital of the Company be restructured and reorganized in order to conform to the laws of Bermuda. As a result, par value of $0.01 (Cdn) per share has been placed on the shares which results in contributions over that amount to be classified as contributed surplus.

       At February 28, 1997 the following stock options to directors and employees were outstanding:

              NUMBER OF   EXERCISE
               SHARES      PRICE         EXPIRY DATE

              1,190,000   U.S.$3.00    February 29, 2001

        There are 3,525,000 common shares held in escrow. A total of 3,000,000 common shares were issued pursuant to the terms of the asset agreement in connection with the acquisition with Sky Games International, Inc. (Note 4} during the 1993 fiscal year. The remaining 525,000 common shares were previously issued as principal's shares. All of the escrow shares may be earned out on a pro rata basis of one share for each $1.78 U.S. of cumulative cash flow generated by Sky Games International, Corp.


        At February 28, 1997, the following warrants were outstanding:

                NUMBER
             OF WARRANTS  EXERCISE PRICE    EXPIRY DATE
               308,528       US $3.00      July 31, 1997
               100,000       US $3.00      April 30,1999

        The Company was obligated to issue the 100,000 warrants at an exercise price of US $3.00 for services rendered for the year ended February 29, 1996.

                          SKY GAMES INTERNATIONAL LTD.                       12.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)


NOTE 8  SIGNIFICANT EVENTS

        a) The Company formed Interactive Entertainment Limited ("IEL"), a Bermuda exempted company, on November 7, 1994 for the purpose of entering into an arrangement with Harrah's Interactive Investment Company ("Harrah's) to complete and develop a video system for gaming activities. SGI Holding Corporation Limited ("SGIH") was formed on the same day for the purpose of holding the Company's interest. SGIH is a wholly owned subsidiary of the Company and SGIH holds 80% of the issued and outstanding share capital of IEL.

            Subsequent to the year end the Company proposes to purchase the remaining 20% ownership of IEL and amalgamate the companies (Note
            11a).

            Harrah's and IEL are also parties to a Cross-License Agreement dated December 30, 1994 with the Company. Pursuant to the Cross-License Agreement (i)Sky Games granted IEL a license to software comprising or related to the interactive video gaming entertainment system,(ii) IEL granted Sky Games a license to improvements to said software, and (iii)Sky Games and IEL granted licenses to Harrah's for software and improvements, pursuant to which Sky Games granted a license to IEL in certain trademarks, tradenames, service marks and service names.

        b) On December 30, 1994, IEL and Harrah's Interactive Entertainment, a Nevada corporation, entered into a Management Agreement for an initial period of 2 years with four separate successive extension terms of two years each. Monthly fees to be paid to Harrah's is equal to the greater of i) $10,000 per month, or ii) 6% to 7.5% depending on revenue. Harrah's has the sole and exclusive right to direct the management and operation of IEL's business. The agreement shall automatically extend for each of the Extension Term(s) unless Harrah's provides IEL with at least 120 days written note of Harrah's intention not to extend the agreement prior to the expiration of the initial or any extension term. A marketing contribution fee of 1/2% of gross revenues is also required. Subsequent to the year end the management agreement will terminate on the proposed amalgamation of IEL into SGIH (Note 11a).

                         SKY GAMES INTERNATIONAL LTD.                        13.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)


NOTE 8  SIGNIFICANT EVENTS (Continued)

        c) On December 30, 1994, SGI Holding Corporation Limited, IEL and Harrah's entered into a Shareholder Agreement which among other things, (i) imposes obligations on Shareholders in connection with election of the Board of IEL, (ii) restricts transfer of the common stock or other securities of IEL, (iii)provides Harrah's with certain approval rights in connection with the securities, debt and structure of IEL, (iv) defines the scope of IEL's business, (v) sets forth a covenant of the Shareholders not to compete, (vi) sets forth rules regarding capital contribution requirements and payment of dividends, (vii) creates options to purchase shares held by SGI and Harrah's in certain circumstances, (viii) creates a put right in favor of Harrah's in certain circumstances, (ix) prohibits certain actions of the Shareholders pursuant to a standstill provision, (x) creates certain rights of first refusal upon a proposed transfer,
            (xi) sets forth certain permitted transfers, and (xii) sets forth provisions governing assignment of options or rights if first refusal to IEL. Subsequent to the year end the Shareholder Agreement will terminate on the proposed amalgamation of IEL into SGIC (note
            11a).


NOTE 9  INCOME TAXES

        As Bermuda exempted companies, Sky Games International Ltd. and Interactive Entertainment Limited are not currently subject to income tax filing requirements in Bermuda. Accordingly, there are no income tax provisions, benefits, liabilities or assets reflected in the accompanying statements. After operations begin, income earned by the Companies may be subject to income tax in the country in which such income is generated.


NOTE 10 RELATED PARTY TRANSACTIONS

        a) During the year, the Company paid $335.000 (1995 - $226,460)for consulting and management fees to officers and to companies with common directors.

        b) Included in accounts payable is $586,560 (1996: $181,583) due to Harrah's by Interactive Entertainment Limited.

                          SKY GAMES INTERNATIONAL LTD.                       14.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)

NOTE 11 SUBSEQUENT EVENTS

        a) Subsequent to the year end management has proposed an Agreement and Plan of Amalgamation (the "Amalgamation Agreement") by and among the Company, Harrah's Interactive Investment Company, a Nevada Corporation ("HIIC"), SGI Holdings Corporation Limited, a Bermuda exempted Company ("SGIHC") and Interactive Entertainment Limited, a Bermuda exempted company ("IEL") pursuant to which, among other things: (i) IEL will amalgamate with and into SGIHC (the "Subsidiary amalgamation"); and (ii) the Company will convert HIIC's 1,00,000 shares of the common stock of IEL into 5,879,040 shares of common stock, par value $.01 per share, of the Company (the "Conversion Shares"), subject to adjustment. Additionally, it is contemplated by the Amalgamation Agreement that, immediately after the Subsidiary Amalgamations, SGIHC will amalgamate with and into the Company (the "Parent Amalgamation").

            As a result, management proposes to take certain other actions required in connection with the Amalgamations including: (i) entering into a Shareholder Rights Agreement with HIIC ; (ii) entering into a Registration and Preemption Rights and Repurchase Agreement with HIIC; (iii) entering into a Continuing Services Agreement with Harrah's; (iv) entering into a License Agreement with Harrah's; (v) amending the Bye -Laws of the Company to effect certain covenants in the Amalgamation Agreement and to improve management controls and shareholder protections; (vi) changing the name of the Company to "Interactive Entertainment Limited"; (vii) changing the par value of the authorized share capital of the Company to U.S. $.01 each from Cdn. $.01 each; (vii) authorizing an increase in the authorized share capital of the Company by the creation of 3,000 Convertible Redeemable Preference Shares; and
            (viii) authorizing an increase in the authorized share capital of the Company by the creation of 5,000,000 Redeemable Preference Shares.

            The Amalgamation Agreement and the actions proposed by management in connection with the Amalgamation are subject to shareholder and regulatory approval.

        b) Subsequent to the year end the company entered into a Private Placement Agreement with London Select Enterprises, Ltd. pursuant to which they would agree to place on a "best efforts" basis up to $3,500,000,00. of 8% two year convertible debentures on behalf of the Company, and an additional $2,000,000,00. of Convertible Debentures on the same terms completed by August 1, 1997. Up to May 14, 1997 $763,250 has been received by the Company from the placement of convertible debentures.

                          SKY GAMES INTERNATIONAL LTD.                       15.

                       CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED FEBRUARY 29, 1997 AND FEBRUARY 28, 1996

                                (U.S. Dollars)


NOTE 12    WRITE DOWN OF ASSETS

            The following assets were written down to a nominal or current value in the year due to impairment in the assets value:

                                                       1997      1996
            Computer gaming technology (Note 2b)      457,275        -

            Notes receivable (Note 3)                 135,803   315,456

            Due from affiliated company (Note 4)      549,651        -

            Capital assets (Schedule 1)
                    - Land                            442,238        -
                    - Gaming technology               209,587        -
                                                   ----------  --------

                                                   $1,796,554  $315,456
                                                   ==========  ========

NOTE 13 COMPARATIVE FIGURES

        Certain of the 1996 comparative figures have been reclassified to conform with the presentation adopted in 1997.


NOTE 14 DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        a)  Earnings Per Share

            Primary earnings (loss) per common share calculated in accordance with U.S. generally accepted accounting principles excluded shares held in escrow pending the satisfaction of conditions other than through the mere passage of time (i.e., "contingent" shares). Accordingly, primary earnings (loss) per common share in accordance with U.S. generally accepted accounting principles differs from basic earnings (loss) per common share under Canadian generally accepted accounting principles.

                          SKY GAMES INTERNATIONAL LTD.                       16.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1997

                                (U.S. Dollars)


NOTE 14 DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

        b) The Company includes in its costs basis of the computer gaming technology acquired all costs relating to the purchase such as shares issued, professional fees, finders fees , and research and development expenditures funded. Under U.S. generally accepted accounting principles, only the costs to the transferors are recorded with any excess of their costs recorded as a preferential distribution. As the computer gaming technology was written off in the year (Note 2b), the effect on the statement of deficit at February 28, 1997 has been eliminated.

        I) The following is the net loss per share for the purposes of U.S. generally accepted accounting principles.

                                                        1997           1996
            Loss  per  share according to
            generally accepted accounting
            principles in the U.S.                 $      0.507    $      0.379
                                                   ============    ============

       II) The following is a reconciliation of the statement of deficit under Canadian accepted accounting principles to U.S. generally accepted accounting principles.

                                                        1997           1996
            Deficit as shown in the
            financial statements                   $(15,763,752)   $(11,126,164)
                                                   ============    ============

            Description of items having
            the effect of increasing
            reported deficit:

            1) Increase in net loss
               resulting from the
               acquisitions of computer
               gaming technology.                        -              (93,276)

            2) Preferential distribution
               resulting from the acquisition
               of computer gaming technology             -             (363,999)

            Deficit according to generally
            accepted accounting principles
            in the U.S.                            $(15,763,752    $(11,583,439)
                                                   ============    ============

                         SKY GAMES INTERNATIONAL LTD.                        17.

                     NOTES TO THE CONSOLIDATED STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)

NOTE 14 DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

    III) The following is a reconciliation of the balance sheet under Canadian generally accepted accounting principles.

                                                  1997             1996
        Computer gaming technology as shown
        in the financial statements             $       -      $    457,275

        Description of items having the
         effect of decreasing reported
         computer gaming technology:

        1)  Consulting, finders fees,and
           R&D expenditures charged to
           expenses as shown in Item II                 -           (93,276)


        2) Preferential distribution as
          as shown in Item II                           -          (363,999)
                                                ----------     ------------

        Computer gaming technology according
        To generally accepted accounting
        principles in the U.S.                  $       -      $         -
                                                ==========     ============

                         SKY GAMES INTERNATIONAL LTD.                 SCHEDULE 1

           CONSOLIDATED CAPITAL ASSETS AND ACCUMULATED AMORTIZATION

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)

                                            ACCUMULATED       1997           1996
                                 COST        AMORTIZA-      NET BOOK       NET BOOK
                                               TION           VALUE          VALUE
LAND
 Opening Balance              $1,282,666      $      -     $1,282,666     $1,282,666
 Additions                         4,318             -          4,318              -
 Recovery of GST                 (44,746)            -        (44,746)       (44,746)
 Write down of value            (442,238)            -       (442,238)             -
                              ----------      --------     ----------     ----------

 Closing Balance                 800,000             -        800,000      1,237,920
                              ----------      --------     ----------     ----------

CONSTRUCTION EQUIPMENT

 Opening Balance                 151,837       104,170         47,667         68,095
 Provision                             -        14,300        (14,300)       (20,428)
                              ----------      --------     ----------     ----------

 Closing Balance                 151,837       118,470         33,367         47,667
                              ----------      --------     ----------     ----------

IRRIGATION SYSTEM

 Opening Balance                  19,831         5,817         14,014         15,574
 Provision                             -         1,401         (1,401)        (1,560)
                              ----------      --------     ----------     ----------

 Closing Balance                  19,831         7,218         12,613         14,014
                              ----------      --------     ----------     ----------

OFFICE EQUIPMENT
 Opening Balance                  81,943        14,895         67,048         20,927
 Additions                       232,439             -        232,439         54,024
                              ----------      --------     ----------     ----------

                                 314,382        14,895        299,487         74,951

 Provision                             -        46,929        (46,929)        (7,903)
                              ----------      --------     ----------     ----------
 Closing Balance                 314,382        61,824        252,558         67,048
                              ----------      --------     ----------     ----------

                                                            .../Continued


       See accompanying notes to the consolidated financial statements.

                         SKY GAMES INTERNATIONAL LTD.

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)

                                    ACCUMULATED    1997       1996
                            COST     AMORTIZA-   NET BOOK   NET BOOK
                                       TION        VALUE     VALUE
VEHICLES
 Opening Balance          $ 60,833    $35,919    $24,914   $ 35,590
 Provision                       -      7,474     (7,474)   (10,676)
                          --------    -------    -------   --------
 Closing Balance            60,833     43,393     17,440     24,914
                          --------    -------    -------   --------

GREEN HOUSES
 Opening Balance            20,450      4,529     15,921     17,689
 Provision                       -      1,591     (1,591)    (1,768)
                          --------    -------    -------   --------
 Closing Balance            20,450      6,120     14,330     15,921
                          --------    -------    -------   --------

NURSERY EQUIPMENT
 Opening Balance            10,109      4,057      6,052      7,564
 Provision                       -      1,106     (1,106)    (1,512)
                          --------    -------    -------   --------

                            10,109      5,163      4,946      6,052

 Disposals                 (10,109)    (5,163)    (4,946)         -
                          --------    -------    -------   --------
 Closing Balance                 -          -          -      6,052
                          --------    -------    -------   --------

SHOP IMPROVEMENTS
 Opening Balance            17,592     10,559      7,033     11,433
 Provision                       -      7,033     (7,033)    (4,400)
                          --------    -------    -------   --------
 Closing Balance            17,592     17,592          -      7,033
                          --------    -------    -------   --------

                                                            .../Continued


       See accompanying notes to the consolidated financial statements.

                         SKY GAMES INTERNATIONAL LTD.

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)

                                                            1997          1996
                                         ACCUMULATED      NET BOOK      NET BOOK
                              COST       AMORTIZATION       VALUE         VALUE
COMPUTER
 Opening Balance               49,084         21,947         27,137        38,763
 Provision                         -           8,141         (8,141)      (11,626)
                           ----------      ---------     ----------    ----------

 Closing Balance               49,084         30,088         18,996        27,137
                           ----------      ---------     ----------    ----------

GAMING TECHNOLOGY PARTS
 Opening Balance              419,173             -         419,173       419,713
 Write down of value         (209,587)            -        (209,587)           -
                           ----------      ---------     ----------    ----------
 Closing Balance              209,586             -         209,586       419,173
                           ----------      ---------     ----------    ----------

TOTALS TO FEBRUARY, 1997   $1,643,595      $ 284,705     $1,358,890    $1,866,879
                           ==========      =========     ==========    ==========



       See accompanying notes to the consolidated financial statements.

                          SKY GAMES INTERNATIONAL LTD.                SCHEDULE 2

                       SEGMENTED INFORMATION BY INDUSTRY

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)

                                           1997
                                   Gaming                 Nursery
                                 Technology     Land     Operation  Consolidated
                                 ----------  ----------  ---------  ------------
Segment operating loss           $1,864,145  $  503,437  $     -     $2,367,582
                                 ----------  ----------  ---------   ----------
General corporate expense                                             2,342,447
 Interest expense                                                       300,388
                                                                     ----------
                                                                      5,010,417
Non-controlling interest                                                372,829
                                                                     ----------
Net loss                                                             $4,637,588
                                                                     ==========
Amortization                     $   55,070  $   32,906  $     -     $   87,976
                                 ----------  ----------  ---------   ----------
Capital expenditures             $  232,439  $    4,318  $     -     $  236,757
                                 ----------  ----------  ---------   ----------
Identifiable assets              $  481,140  $  877,750  $     -     $1,358,890
                                 ----------  ----------  ---------   ----------


                                           1996
                                   Gaming                 Nursery
                                 Technology     Land     Operation  Consolidated
                                 ----------  ----------  ---------  ------------
Segment operating loss           $1,616,680  $   47,504  $  34,968   $1,699,152
                                 ----------  ----------  ---------   ----------
General corporate expense                                             1,018,448
 Interest expense                                                       602,849
                                                                     ----------
                                                                      3,320,449
Non-controlling interest                                                313,590
                                                                     ----------
Net loss                                                             $3,006,859
                                                                     ==========
Amortization                     $   19,529  $   35,504  $   4,818   $   59,851
                                 ----------  ----------  ---------   ----------
Capital expenditures             $   54,024  $     -     $     -     $   54,024
                                 ----------  ----------  ---------   ----------
Identifiable assets              $1,364,528  $1,147,534  $ 205,987   $2,718,049
                                 ----------  ----------  ---------   ----------

       See accompanying notes to the consolidated financial statements.