Form 20-F/A
INTERACTIVE ENTERTAINMENT LTD
filed 1998-03-06
CIK 882537

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

                               TABLE OF CONTENTS
                                  Form 20-F/A

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

                                                                   Canadian GAAP
                                                            Years Ended February 28 or 29
                                       ------------------------------------------------------------------------
                                          1997            1996            1995            1994          1993
                                          ----            ----            ----            ----          ----
                                                     (U.S. Dollars)                       (Canadian Dollars)
Statement of Operations Data:
Revenues
  Interest income                          63,738         118,163         111,566          99,939        82,665
  Lumber                                       --              --              --          88,834            --
  Other                                        --              --           7,174           5,256         1,974
Expenses
  Administration                        3,277,601       3,125,022       2,845,128       2,203,728       683,468
  Contract Buyout/Asset Write-down      1,796,554              --       2,500,000              --            --
Net loss                                4,637,588       3,006,859       5,226,388       2,009,699       598,829
Net loss per share                          0.366           0.262           0.489           0.198         0.101
Weighted average number of shares
 of common stock outstanding           12,568,687      11,467,332      10,626,624      10,149,949     5,929,944
Balance Sheet Data:
Working capital                          (172,131)       (279,597)       (521,575)      3,014,848     2,033,175
Deferred exploration, development
 and administrative costs                      --              --              --         105,697       105,697
Mineral claims                                 --              --               1          13,100        13,100
Total assets                            3,524,576       4,318,210       4,058,871       6,177,289     4,183,619
Long-term debt                                 --       2,346,028       2,550,000              --            --
Total shareholders' equity              2,267,379         403,100        (238,180)      6,064,815     4,119,413

                                                                     U.S. GAAP
                                                            Years Ended February 28 or 29
                                       ------------------------------------------------------------------------
                                          1997            1996            1995            1994          1993
                                          ----            ----            ----            ----          ----
                                                     (U.S. Dollars)                       (Canadian Dollars)
Statement of Operations Data:
Revenues
  Interest income                          63,738         118,163         111,566          99,939        82,665
  Lumber                                       --              --              --          88,834            --
  Other                                        --              --           7,174           5,256         1,974
Expenses
  Administration                        2,904,772       4,285,297       3,302,403       2,203,728       797,260
  Contract Buyout/Asset Write-down      1,339,279              --       2,500,000              --            --
Net loss                                4,180,313       4,167,134       5,683,663       2,009,699       712,621
Net loss per share                          0.462           0.525           0.794           0.311         0.134
Weighted average number of shares
 of common stock outstanding            9,043,687       7,942,332       7,160,279       6,465,854     5,306,056
Balance Sheet Data:
Working capital                          (172,131)       (279,597)       (521,575)      3,014,848     2,033,175
Deferred exploration, development
 and administrative costs                      --              --              --         105,697       105,697
Mineral claims                                 --              --               1          13,100        13,100
Total assets                            3,524,576       3,860,935       3,601,596       5,538,497     3,544,827
Long-term debt                          2,600,000       2,346,028       2,550,000              --            --
Total shareholders' equity               (332,621)        (54,175)       (695,455)      5,426,023     3,480,621

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

Accounting Principles

          The Company's financial statements are reported on a Canadian generally accepted accounting principles basis. The Company's auditors state that no items in the financial statement would change materially, other than the items discussed in Note 14 to the consolidated financial statements, if reporting were changed to U.S. GAAP.

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

                                  SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 1, 1998                        INTERACTIVE ENTERTAINMENT LIMITED
                                       (FORMERLY SKY GAMES INTERNATIONAL LTD.)


                                       By: /s/ David Lamm
                                           ------------------------------------
                                           Chief Financial Officer

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


NOTE 14 DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        a) Primary earnings (loss) per common share calculated in accordance with U.S. generally accepted accounting principles excluded shares held in escrow pending the satisfaction of conditions other than through the mere passage of time (i.e., "contingent" shares). Accordingly, primary earnings (loss) per common share in accordance with U.S. generally accepted accounting principles differs from basic earnings (loss) per common share under Canadian generally accepted accounting principles.

                          SKY GAMES INTERNATIONAL LTD.                       16.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

                                (U.S. Dollars)


NOTE 14 DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

        b) The Company includes in its costs basis of the computer gaming technology acquired all costs relating to the purchase such as shares issued, professional fees, finders fees, and research and development expenditures funded. Under U.S. generally accepted accounting principles, only the costs to the transferors are recorded with any excess of their costs recorded as a preferential distribution. As the computer gaming technology was written off in the year (Note 2b), the effect on the statement of deficit at February 28, 1997 has been eliminated.

        c) The Company recorded the conversion of the note payable to BE Aerospace, Inc. into Convertible Redeemable Preferred Shares based upon an agreement entered into by the Company and BE Aerospace, Inc. prior to the creation of the Convertible Redeemable Preferred Shares. Under U.S. generally accepted accounting principles, the conversion is recorded only after the creation of the Convertible Redeemable Preferred Shares.

        d) The Company did not record any expense when stock options were issued in 1996 to non-employees and non-directors under the Sky Games International Ltd. Stock Program. Under U.S. generally accepted accounting principles the fair market value of the stock options issued to non-employees and non-directors should be recognized as expense at the grant date.

        I) The following is the net loss per share for the purposes of U.S. generally accepted accounting principles.

                                                        1997           1996
            Loss  per  share according to
            generally accepted accounting
            principles in the U.S.                 $      0.462    $      0.525
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
                                                   ============    ============

            Description of items having
            the effect of increasing
            reported deficit:

            1) Increase in net loss
               resulting from the
               acquisitions of computer
               gaming technology.                        -              (93,276)

            2) Preferential distribution
               resulting from the acquisition
               of computer gaming technology             -             (363,999)

            3) Increase in net loss resulting
               from the issuance of stock
               options to non-employees and
               non-directors under the Sky
               Games International Ltd. Stock
               Program                                 (703,000)       (703,000)

            Deficit according to generally
            accepted accounting principles
            in the U.S.                            $(16,466,752)   $(12,286,439)
                                                   ============    ============

                         SKY GAMES INTERNATIONAL LTD.                        17.

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

        Description of items having the
         effect of decreasing reported
         computer gaming technology:

        1)  Consulting, finders fees,and
           R&D expenditures charged to
           expenses as shown in Item II                 -           (93,276)


        2) Preferential distribution as
          as shown in Item II                           -          (363,999)
                                                ----------     ------------

        Computer gaming technology according
        To generally accepted accounting
        principles in the U.S.                  $       -      $         -
                                                ==========     ============

                                                  1997            1996
        Note payable as shown in the
        financial statements                   $        -      $2,346,028

        Description of item having the
         effect of increasing reported
         note payable:

        1) Conversion of note payable into
           convertible redeemable preferred
           shares prior to the creation of
           the convertible redeemable
           preferred shares                     2,600,000
                                               ----------      ----------
        Note payable according to generally
        accepted accounting principles in
        the U.S.                               $2,600,000      $2,346,028
                                               ==========      ==========

                                                  1997             1996
        Preferred shares allotted as
        shown in the financial statements       $ 2,600,000     $         -

        Description of item having the
         effect of decreasing reported
         preferred shares allotted:

        1) Conversion of note payable
           into convertible redeemable
           preferred shares prior to the
           creation of the convertible
           redeemable preferred shares           (2,600,000)              -
                                                -----------     -----------

        Preferred shares allotted
         according to generally accepted
         accounting principles in the U.S.      $         -     $         -
                                                ===========     ===========

    IV) The following is a reconciliation of the statement of operations under Canadian accepted accounting principles to U.S. generally accepted accounting principles.

                                                  1997             1996
        Net loss for the year as shown
         in the financial statements            $(4,637,588)    $(3,006,859)

        Description of items having the
         effect on increasing or decreasing
         reported net loss for the year:

        1) Increase in net loss resulting
           from the issuance of stock
           options to non-employees and
           non-directors under the
           Sky Games International Ltd.
           Stock Program                                           (703,000)

        2) Decrease (increase) in net loss
           resulting from the acquisitions
           of computer gaming technology
           which was written off in 1997             93,276         (93,276)

        3) Preferential distribution resulting
           from the acquisition of computer
           gaming technology which was
           written off in 1997                      363,999        (363,999)
                                                -----------     -----------

        Net loss for the year according
        to generally accepted accounting
        principles in the U.S.                  $(4,180,313)    $(4,167,134)
                                                ===========     ===========

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