Form 20-F/A
period 2004-12-31
CREATOR CAPITAL LTD
filed 2005-08-30
CIK 882537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

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

Item 17:  [X]       Item 18:  [  ]

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS		1
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
A.	Directors and Senior Management	1
B.	Advisers	1
C.	Auditors	1
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3 - KEY INFORMATION		1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	3
ITEM 4 - INFORMATION ON THE COMPANY		6
A.	History and Development of the Company	6
B.	Business Overview	7
C.	Organizational Structure	10
D.	Property, Plants and Equipment	10
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS		11
A.	Critical Accounting Policy Disclosure	11
B.	Operating Results	12
C.	Liquidity and Capital Resources	12
D.	Research and Development, Patents and Licenses, etc	13
E.	Trend Information	14
F.	Off-balance Sheet Arrangements	14
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		14
A.	Directors and Senior Management	14
B.	Compensation	14
C.	Board Practices	16
D.	Employees	16
E.	Share Ownership	17
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		17
A.	Major Shareholders	17
B.	Related Party Transactions	18
C.	Interests of Experts and Counsel	18
ITEM 8 - FINANCIAL INFORMATION		19
A.	Consolidated Statements and Other Financial Information	19
B.	Legal Proceedings	19
C.	Dividend Policy	19
D	Significant Changes	19
ITEM 9 - THE OFFERING AND LISTING		19
A.	Offer and Listing Details	19
ITEM 10 - ADDITIONAL INFORMATION		21
A.	Share Capital	21
B.	Memorandum and Articles of Association	21
C.	Material Contracts	21
D.	Exchange Controls	21
E.	Taxation	21
F.	Dividends and Paying Agents	23
G.	Statement by Experts	23
H.	Documents on Display	23
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		24
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		24

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

Legal expenses:  CCL increased its efforts with registering, and maintaining various trademarks pertinent to the Sky Games® and Sky Play® business.  Outstanding issues with eFlyte, LLC, led to continuing legal expense culminating with the Arbitration proceeding being settled on March 11, 2004.

During the year there were expense recoveries of $155,589 removed from the Accounts Payable.

It was determined the investment in the Intangible assets has become impaired resulting in its write-off.

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

Annual Financial Statements December 31, 2004

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

E.

OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term
				5%	10%
Tony Clements Deborah Merrin Anastasia Mann Anastasia Mann Anastasia Mann	10,000(1) 50,000(2) 100,000(3) 10,000(1) 50,000(2) 100,000(3) 10,000(1) 50,000(2) 50,000(3)	$0.14000 $0.50000 $0.35000 $0.14000 $0.50000 $0.35000 $0.14000 $0.50000 $0.35000	9-10-09 9-10-09 10-11-11 9-10-09 9-10-09 10-11-11 9-10-09 9-10-09 10-11-11	xx xx xx xx xx xx xx xx xx	xx xx xx xx xx xx xx xx xx

(1) Option granted to each director of the Company pursuant to the Director Option Plan on September 10, 1999.

(2) Options granted under the Management Incentive Plan

(3) Options granted on October 11, 2001

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

(2)  Includes, options for 40,000 shares under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 100,000 shares granted on October 11, 2001

(3)  Does not include 1,406,870 shares of Common Stock held by a charitable foundation (Missy Foundation) of which both Mr. & Mrs. Merrin are directors.  Includes options for 20,000 shares of Common Stock under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 100,000 shares granted on October 11, 2001

(4)  Includes 10,000 shares under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 50,000 shares granted on October 11, 2001

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Annual Financial Statements December 31, 2004

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

C.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

Annual Financial Statements December 31, 2004

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

As of December 31, 2004, the date of the most recent financial statements, there have not been any significant changes in the affairs of the company

ITEM 9.

THE OFFER AND LISTING

A.

LISTING DETAILS

Since October 16, 2000 the Company’s Common Shares have traded on the OTC Bulletin Board under the symbol “CTORF”.  Prior to October 16, 2000 and since March 25, 1999, the Company’s Common Shares had traded on the OTC Bulletin Board under the symbol “IELSF.”  From July 8, 1997 until March 24, 1999, the Company's Common Shares had been traded on the NASDAQ SmallCap Market under the symbol "IELSF." From March 1, 1994 until July 8, 1997, the Company's Common Shares traded on the NASDAQ SmallCap Market under the symbol "SKYGF."  Prior to March 1, 1994, there was no trading market for the securities of the Company in the United States the Company's common shares were traded on the Vancouver Stock Exchange under the symbol "CEV” until voluntarily de-listed by the Company on December 30,1994,

Annual Financial Statements December 31, 2004

On October 5, 1998, the Company was notified by NASDAQ that the Company’s shares had failed to maintain a bid price greater than or equal to $1.00 per share for the prior thirty consecutive trading days and were therefore subject to delisting.  The delisting was effective on March 24, 1999.

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

Annual Financial Statements December 31, 2004

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

I.

SUBSIDIARY INFORMATION

Not applicable

Annual Financial Statements December 31, 2004

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

Our  principal executive officer and principal financial officer, based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c)) under the Securities Exchange Act of 1934 (“Exchange Act”) as of a date within 90 days prior to the filing of this Annual  Report  on  Form 20-F, have concluded that our disclosure controls and procedures are adequate and effective for  the purposes set forth in the definition in Exchange Act rules.  However, the financial statements were not reviewed by an accounting firm registered with the PCAOB, and therefore the company has not met the SEC reporting requirements, and thus is in violation of the Sarbanes-Oxley Act.

(b)  Changes in internal controls.

There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their evaluation.

Annual Financial Statements December 31, 2004

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

C.

AUDITOR’S FEES & SERVICES

Pre-approval policies and procedures:  In accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company’s auditors, is approved in advance by CCL’s Audit Committee.  The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.  The Audit Committee has authority pre-approve audit services up to a maximum cost of $15,000 and individual non-audit services up to a maximum cost of $5,000 per

(a) Audit fees	2004	2003
	$ 11,240*	$ 10,000

(b) Audit-related fees	2004	2003
	$ -	$ -

(c)     Tax fees - No compensation was paid to Buckley Dodds for tax compliance, tax advice and tax planning in fiscal 2004 or 2003.

(d) All other fees	2004	2003
	$ 1,000*	$ -

*These fees were incurred by the company’s non U.S. Auditors.

ITEM 17.

FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2004 have not been audited by an accounting firm registered with the PCAOB.   The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Unites States generally accepted accounting principles.

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CERTIFIES THAT IT MEETS ALL THE REQUIRMENTS FOR FILING ON FORM 20-F, AND HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

CREATOR CAPITAL LIMITED

/s/  Deborah Fortescue-MerrinD

Deborah Fortescue-Merrin
Chairman & President

Dated:  August 8, 2005

Annual Financial Statements December 31, 2004

CERTIFICATION

I, Deborah Fortescue-Merrin, certify that:

1. I have reviewed this annual report on Form 20-F of Creator Capital Limited;

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

Date: August 8, 2005	/s/ Deborah Fortescue-Merrin______ Deborah Fortescue-Merrin President & C.E.O.

Annual Financial Statements December 31, 2004

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

Date: August 8, 2005	/s/ Deborah Fortescue-MerrinD Deborah Fortescue-Merrin Chief Executive Officer and Acting in the Capacity of Chief Financial Officer

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

Annual Financial Statements December 31, 2004

CREATOR CAPITAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(U.S. DOLLARS)

NOT AUDITED BY AN ACCOUNTING FIRM REGISTERED WITH THE

UNITED STATES PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

CREATOR CAPITAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(U.S. DOLLARS)

Annual Financial Statements December 31, 2004

CREATOR CAPITAL LIMITED CONSOLIDATED BALANCE SHEETS
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

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

LIABILITIES AND STOCKHOLDERS’ EQUITY

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

APPROVED BY THE DIRECTORS:

“Deborah Fortescue-Merrin”           Director

 “Anthony P. Clements”                  Director

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Annual Financial Statements December 31, 2004

CREATOR CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

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

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Annual Financial Statements December 31, 2004

CREATOR CAPITAL LIMITED
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)
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

SEE ACCOMPANYING NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS

Annual Financial Statements December 31, 2004

CREATOR CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

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

Annual Financial Statements December 31, 2004

CREATOR CAPITAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Nature of Operations

The Company is a Bermuda exempted company which, in June 1997, changed its name from Sky Games International Ltd. ("SGI") to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement Of Financial Accounting Standards (“SFAB”) No. 153, “Exchange of Non-Monetary Assets, an Amendment of APB No.29”.  This Statement amends APB Opinion No.29”.  This Statement amends APB Opinion No.29, “Accounting for Nonmonetary Transactions”.  Earlier guidance had been based on the fair value of principle.  However, FASB 153 eliminated the specific exceptions for nonmonetary assets that do not have commercial and economic substance.  A nonmonetary exchange has commercial substance only if the future cash flows of the entity are expected to change significantly as a result of the exchange occurring in fiscal periods beginning after June 15, 2005.  The implementation of this SFAS No. 153 is not expected to have a material impact on the Company’s financial statement presentation or its disclosures.

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.  In addition, option valuation models require highly subjective assumptions including the expected stock price volatility.  Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004

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

Annual Financial Statements December 31, 2004