Form 20-F/A
period 2004-12-31
CREATOR CAPITAL LTD
filed 2006-03-21
CIK 882537

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

Item 17:  [X]       Item 18:  [  ]

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS		1
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
A.	Directors and Senior Management	1
B.	Advisers	1
C.	Auditors	1
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3 - KEY INFORMATION		1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4 - INFORMATION ON THE COMPANY		3
A.	History and Development of the Company	3
B.	Business Overview	4
C.	Organizational Structure	10
D.	Property, Plants and Equipment	10
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS		11
A.	Operating Results	12
B.	Liquidity and Capital Resources	13
C.	Research and Development, Patents and Licenses, etc	13
D.	Trend Information	13
E.	Off-balance Sheet Arrangements	14
F.	Tabular disclosure of Contractual Obligations	14
G.	Safe Harbour	14
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		14
A.	Directors and Senior Management	14
B.	Compensation	15
C.	Board Practices	16
D.	Employees	16
E.	Share Ownership	17
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		17
A.	Major Shareholders	17
B.	Related Party Transactions	18
C.	Interests of Experts and Counsel	18
ITEM 8 - FINANCIAL INFORMATION		18
A.	Consolidated Statements and Other Financial Information	18
B.	Legal Proceedings	18
C.	Dividend Policy	19
D	Significant Changes	19
ITEM 9 - THE OFFERING AND LISTING		19
A.	Listing Details	19
ITEM 10 - ADDITIONAL INFORMATION		20
A.	Share Capital	20
B.	Memorandum and Articles of Association	20
C.	Material Contracts	20
D.	Exchange Controls	20
E.	Taxation	20
F.	Dividends and Paying Agents	22
G.	Statement by Experts	22
H.	Documents on Display	22
I.	Subsidiary Information	22
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		22

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		23
ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		23
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		23
ITEM 15 - CONTROLS AND PROCEDURES		23
ITEM 16 – AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES		23
A.	Audit Committee Financial Expert	24
B.	Code of Ethics	24
C.	Auditor’s Fees and Services	24
ITEM 17 - FINANCIAL STATEMENTS		24

SIGNATURES		25
CERTIFICATION		26
CERTIFICATION		27

ITEM 18 - FINANCIAL STATEMENTS		28

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

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Deborah Fortescue-Merrin

Director, Chairman of the Board, President and C.E.O.,

Director, Vice-President,

Anthony Clements

Director

B. Advisers

Not applicable

C. Auditors

Amisano Hanson,  Chartered Accountants

Vancouver, B.C.,  Canada

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of Creator Capital Corporation (hereinafter “CCL”) for the fiscal years ended December 31, 2004, and 2003 and 2002 was extracted from the audited consolidated financial statements of CCL included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial

The attached financial data as at December 31, 2004, 2003 and 2002 were extracted from the audited financial statements of the Corporation.  Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

Form 20F/A Annual Report December 31, 2004

The financial statements of Creator Capital Limited are prepared in accordance with accounting principles and practices generally accepted in Canada, with note disclosure on the differences between Canadian and US GAAP as required by the United States Securities and Exchange Commission ("SEC").  Certain selected financial data is detailed in the Table below:

Under U.S. Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December31,
Balance Sheet Data	2004	2003	2002	2001	2000)
(as at Period end)	$	$	$	$	$
Current Assets	73,567	141,484	236,300	304,329	312,969
Capital Assets	49,362	63,364	26,700	89,411	157,953
Intangible Assets	-	115,030	115,030	108,030	157,528
Total Assets	122,929	319,878	378,030	501,770	628,450
Total Liabilities	1,516,571	1,474,436	1,233,031	1,071,945	1,208,444
Net Assets	(1,393,642)	(1,154,558)	(855,001)	(570,175)	(579,994)
Capital Stock and Contributed Surplus	66,279,047	66,279,047	66,279,047	66,279,047	66,116,356
Deficit Accumulated
During the Development Stage	(67,672,689)	(67,433,605)	(67,134,048)	(66,849,222)	(66,696,350)

Statement of Operations

Gross Revenue	136,000	174,385	326,162	561,030	537,365
Gain (Loss) from Continuing Operations	(103,751)	(98,369)	(82,523)	50,527	(791,147)
Net Loss for the Period	(37,714)	(98,187)	(81,250)	50,527	(1,159,338)
Basic and Diluted Loss per Share	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Weighted-Average Number of
Common Shares Outstanding	90,795,037	90,795,037	73,878,000	70,385,000	50,000,000

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

Dividends

No cash dividends on common shares have been declared nor are any intended to be declared. The Corporation is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render the Corporation insolvent. Dividend policy will be based on the Corporation's cash resources and needs and it is anticipated that all available cash will be required to further the Corporation's research and development activities for the foreseeable future.

The outstanding Class A Preference shares accrue an annual nine percent (9.00%) Dividend, calculated and accrued monthly, payable quarterly.  At its option, the Company may redeem the Class A Preference Shares, in whole or in part, at any time, and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A Preference Shares.

B. Capitalization and Indebtedness

The accrued dividends on the Class A Preferred shares compose the majority of the total current liabilities.  The balance of the accrued and trade payables are the result of operations.

Form 20F/A Annual Report December 31, 2004

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

CCL’s product line of Sky Games® and Sky Play® are marketing to the world’s airlines.  CCL’s future must be considered in light of the continuing financial difficulties the airline industry is experiencing globally.

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

As of December 31, 2004, the Company was unable to appoint a new Chinese agent.  This resulted in the lapsing of the licensing agreement.  The license fee paid was written off.  The online purchasing and processing software developed could be integrated into the future applications of Sky Games.

On September 19, 2003, CCL's wholly owned subsidiary, Trade Watch Consultants Ltd. ("TWC") of the British Virgin Islands, entered into a Licensing Agreement with Action Poker Gaming Inc. ("APG"), a wholly owned subsidiary of Las Vegas From Home.com Entertainment.  APG provides Gaming Software designed for the on-line gaming industry.  TWC's website, www.worldwidegaming-asia.com, will feature Asian Themed games such as "Chinese Poker", "Pan" and "Big 2".  A percentage of gaming revenue realized from the website is payable to Action Poker Gaming Inc. on a monthly basis.

As at the September  30, 2004 Quarter the website content and design had not been forwarded to CCL for approval. APG did not affect the steps to activate the services under the Agreement, CCL deemed the Agreement in default and withdrew.

The Product

1.

Sky Play®

Sky Play® offers airlines the choice of up to 19 amusement games.  Unlike Nintendo-style games, which are designed to keep the player challenged and interested over long periods of time, and which generally require player skill developed over a period of time, CCL has selected and developed the Sky Play® amusement games which have very simple rules, are already well known or easy to learn, and are very simple to play.  Games are licensed to airlines for a monthly license fee on a per game, per aircraft basis.  CCL is upgrading the games currently featured in the Sky Play® PC Interactive Games Catalogue so that they will operate on the newer versions of MAS IFE hardware being introduced into the airlines industry.  CCL is also simultaneously in the process of developing several new games for the Sky Play® PC Interactive Games Catalogue.

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

The original agreement with TWC required a total investment of US$180,050.00 (HK$1,500,000) and the issuance of 1,500,000 CCL common shares to TWC. To date, CCL has funded US$115,030.00, but has not issued any common shares. Initially, both TWC and Beacon Hill Enterprises Ltd. ("BHE"), agreed that TWC's 70% ownership in Beacon Hill would be reduced to 49% (due to the partial completion of the original funding of US$180,050.00).  The agreement was then finalized as a Licensing arrangement, whereby the $115,030 advanced was deemed to a one-time, full payment of the license fee to allow TWC to sell lottery tickets through a dedicated website www.worldwidelotteries-china.com.  The 1,500,000 CCL common shares will not be issued as a part of the amended arrangement.

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

As of December 31, 2004, CCL was unable to appoint a new Chinese Agent.  This resulted in the lapsing of the licensing agreement.  The license fee paid was written off.  The online purchasing and processing software developed could be integrated into the future applications of Sky Games.

Form 20F/A Annual Report December 31, 2004

C.

ORGANIZATIONAL STRUCTURE

The following chart outlines CCL’s corporate structure

Currently, CIEI (Canada), SGIC (US), each of which are wholly owned subsidiaries, are considered to be inactive.

D.

 PROPERTY, PLANTS AND EQUIPMENT

		2004
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 378,364	$ 378,364	$ -
Furniture and fixtures	55,940	55,737	203
Website	76,699	27,540	49,159

	$ 511,003	$ 461,641	$ 49,362

Form 20F/A Annual Report December 31, 2004

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

OPERATING RESULTS

	Twelve Months Ended December 31
	2004		2003	2002	2001	2000

Statement of Operations Data:
Gain/Loss before
extraordinary item	$ (103,751)		$ (98,187)	$ (81,250)	$ 50,527	$ (791,147)
Extraordinary (gain)loss	66,037		-	-	-	-
Net Gain/Loss	(37,714)		(98,187)	(81,250)	50,527	(791,147)

Gain/Loss per share before
extraordinary item	(0.00)		(0.00)	(0.00)	(0.00)	0.02
Extraordinary item	(0.00)		-	-	-	-
Loss per share	0.00		(0.00)	(0.00)	(0.00)	0.02

Weighted number of common
shares outstanding	90,795,037		90,795,037	73,878,000	70,385,000	50,000,000

Number of common shares
outstanding at period end	90,795,037		90,795,037	90,795,037	87,302,611	50,103,529
(in thousands except per share and share data)

		As of December 31, (in thousands of dollars)
		2004	2003	2002	2001	2000
Balance Sheet Data:
	Working capital (deficit)	$ (1,394)	$ (1,267)	$ (930)	$ (701)	$ (827)
	Total assets	122	319	378	502	628
	Long term debt		66	66	66	67
	Redeemable preferred stock
	Class A	22	22	22	22	22
	Class B				21	21

	Shareholders' equity
	(deficit)	(1,393)	(1,155)	(855)	(570)	(580)
	Equity (deficit) per
	common share	(0.05)	(0.01)	$ (0.00)	(0.00)	(0.01)

Twelve Months Ended December 31, 2004 and December 31, 2003

Revenue decreased to$136,000 from $174,385.  The revenue decrease is due to a reduction in airline clients.

The Bad Debt was expense in 2003 was recovered during the period.  However, the Virgin Atlantic Airways receivable was written off.

General and administrative expenses decreased by $6,054

Consulting and contract labour expenses decreased by $1,250

Depreciation and amortization expenses increased by $10,548

Form 20F/A Annual Report December 31, 2004

Legal expenses:  CCL increased its efforts with registering, and maintaining various trademarks pertinent to the Sky Games® and Sky Play® business.  Outstanding issues with eFlyte, LLC, led to continuing legal expense culminating with the Arbitration proceeding being settled on March 11, 2004.

During the year there were expense recoveries of $147,123 removed from the Accounts Payable.

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

B.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company had a working capital deficit of $1,393,642.  Of this, $1,339,408 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred shares.  Without said accrued dividends, the working capital would have been in a positive position of $29,360.  The Company’s net cash position is $44,804.  This reflects the fact that the cash generated from operations is the Company’s primary source of operations funding.

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

Form 20F/A Annual Report December 31, 2004

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

E.

OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

(3) Options granted on October 11, 2001

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

C.

DIVIDEND POLICY

There have been no dividends paid to common stockholders since the inception of the Company on January 28, 1981. The Company currently intends to retain any earnings it may achieve for use in its business, and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made by the Board of Directors in light of the earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant

D.

SIGNIFICANT CHANGES

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

C.

AUDITOR’S FEES & SERVICES

Pre-approval policies and procedures:  In accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company’s auditors, is approved in advance by CCL’s Audit Committee.  The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.  The Audit Committee has authority pre-approve audit services up to a maximum cost of $15,000 and individual non-audit services up to a maximum cost of $5,000 per year

(a) Audit fees	2004	2003
	$ 11,240*	$ 10,000

(b) Audit-related fees	2004	2003
	$ -	$ -

(c)     Tax fees - No compensation was paid to Buckley Dodds for tax compliance, tax advice and tax planning in fiscal 2004 or 2003.

(d) All other fees	2004	2003
	$ 1,000*	$ -

*These fees were incurred by the company’s non U.S. Auditors.

ITEM 17.

FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2004 have been audited by an accounting firm registered with the PCAOB.   The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Unites States generally accepted accounting principles.

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

Form 20F/A Annual Report December 31, 2004

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CERTIFIES THAT IT MEETS ALL THE REQUIRMENTS FOR FILING ON FORM 20-F, AND HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

CREATOR CAPITAL LIMITED

/s/  Deborah Fortescue-Merrin

____________________________

Deborah Fortescue-Merrin

Chairman & President

Dated:  March 3, 2006

Form 20F/A Annual Report December 31, 2004

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

Date: March 3, 2006	/s/ Deborah Fortescue-Merrin ________________________________ Deborah Fortescue-Merrin President & C.E.O.

Form 20F/A Annual Report December 31, 2004

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

Date: March 3, 2006	/s/ Deborah Fortescue-Merrin ____________________________________ Deborah Fortescue-Merrin Chief Executive Officer and Acting in the Capacity of Chief Financial Officer

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

Form 20F/A Annual Report December 31, 2004

CREATOR CAPITAL LIMITED

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(U.S. DOLLARS)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,

Creator Capital Limited

We have audited the consolidated balance sheet of Creator Capital Limited as of December 31, 2004 and the consolidated statements of operations, cash flows and shareholders’ equity for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Creator Capital Limited as of December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The financial statements for the years ended December 31, 2003 and 2002 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 19, 2004.

Vancouver, Canada	“AMISANO HANSON”
December 21, 2005	Chartered Accountants

Comments by Auditors for Canadian Readers on U.S.- Canada Reporting Conflict

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt about a company’s ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying consolidated financial statements, the Company has not yet achieved profitable operations, has accumulated significant losses since inception and has a working capital deficiency of $1,443,004, at December 31, 2004 which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“AMISANO HANSON”
December 21, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net

CREATOR CAPITAL LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(Stated in US Dollars)

ASSETS		2004	2003
Current
Cash and cash equivalents		$ 44,804	$ 40,817
Accounts receivable		24,770	54,500
Prepaid expenses		3,993	46,167

Total current assets		73,567	141,484

Equipment – Note 4		49,362	63,364
Intangible assets – Note 5		-	115,030

Total assets		$ 122,929	$ 319,878

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 10		$ 85,841	$ 229,576
Accrued dividends payable – Note 7		1,339,408	1,160,538
Current portion of notes payable – Note 6		91,322	18,000

Total current liabilities		1,516,571	1,408,114

Notes payable – Note 6		-	66,322

		1,516,571	1,474,436

STOCKHOLDERS’ DEFICIENCY
Capital stock – Note 7
Authorized:
3,000	Class A preferred shares, $0.01 par value, outstanding – 2,237 shares (2003: 2,237 shares)	22	22
5,000,000	Class B preferred shares, $0.01 par value, outstanding – Nil shares (2003: Nil shares)
100,000,000	common shares, $0.01 par value, outstanding - 90,795,037 shares (2003: 90,795,037 shares)	873,027	873,027
Additional paid-in capital		65,405,998	65,405,998
Accumulated deficit		(67,672,689)	(67,433,605)

		(1,393,642)	(1,154,558)

Total liabilities and stockholders’ deficiency		$ 122,929	$ 319,878

Nature and Continuance of Operations – Note 1

Commitments – Notes 7 and 8

APPROVED BY THE DIRECTORS:

“Deborah Fortescue Merrin”	Director	“Anthony P. Clements”	Director

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2004, 2003 and 2002

(Stated in US Dollars)

	2004	2003	2002
Revenues
Sky Play sales	$ 136,000	$ 174,385	$ 326,162

Operating expenses
Bad debt expense	35,277	13,975	20,250
Consulting fees – Note 10	42,000	43,250	42,566
Depreciation and amortization	14,002	3,454	89,928
General and administrative	130,949	137,003	211,115
Legal	9,294	66,490	33,371
Marketing	8,229	8,582	11,455

	239,751	272,572	407,412

Loss from operations before other income	(103,751)	(98,187)	(81,250)

Other income
Interest income	165	(182)	(1,273)
Write-down of accounts payable	147,123	-	-
Expense recovery	33,779	-	-
Impairment of intangible assets – Note 5	(115,030)	-	-

Net loss for the year	$ (37,714)	$ (98,187)	$(81,250)

Basic and diluted loss per share
Numerator for basic and diluted loss per share:
Net loss	$ (37,714)	$ (98,187)	$ (81,250)
Preferred stock dividends	201,370	201,370	203,577

Loss to common shareholders	$ (239,084)	$ (299,557)	$ (284,827)

Denominator for basic and diluted loss per share – weighted average shares outstanding	90,795,037	90,795,037	73,878,000

Net loss per share	$ (0.00)	$ (0.00)	$ (0.00)

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

for the years ended December 31, 2004 and 2003

(Stated in US Dollars)

	Class A
	Preferred Stock		Common Stock		Additional
	Number of		Number of		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2002	2,237	$ 22	90,795,037	$ 873,027	$ 65,405,998	$ (67,134,048)	$ (855,001)
Net loss	-	-	-	-	-	(98,187)	(98,187)
Preferred stock dividends	-	-	-	-	-	(201,370)	(201,370)

Balance, December 31, 2003	2,237	22	90,795,037	873,027	65,405,998	(67,433,605)	(1,154,558)
Net loss	-	-	-	-	-	(37,714)	(37,714)
Preferred stock dividends	-	-	-	-	-	(201,370)	(201,370)

Balance, December 31, 2004	2,237	$ 22	90,795,037	$ 873,027	$ 65,405,998	$ (67,672,689)	$ (1,393,642)

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2004, 2003 and 2002

(Stated in US Dollars)

	2004	2003	2002

Operating Activities
Net loss for the year	$ (37,714)	$ 98,187)	$ (81,250)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization	14,002	3,454	89,928
Write-down of accounts payable	(147,123)
Impairment of intangible assets	115,030	-	-
Changes in non-cash working capital items:
Accounts receivable	29,730	(3,705)	92,585
Prepaid expenses	47,174	-	23,912
Accounts payable and accrued liabilities	3,388	65,035	5,009
Accrued dividends payable	178,870	176,370	156,077

Net cash provided by operating activities	198,357	142,967	286,261

Investing Activities
Purchase of equipment	-	(40,118)	(27,216)
Acquisition of Chinese lottery license – Note 3	-	-	(7,000)

Net cash used in investing activities	-	(40,118)	(34,216)

Financing Activities
Decrease in notes payable	7,000	-	-
Increase in preferred stock dividends	(201,370)	(201,370)	(203,577)

Net cash used in financing activities	(194,370)	(201,370)	(203,577)

Net increase (decrease) in cash and cash equivalents	3,987	(98,521)	48,468

Cash and cash equivalents, beginning of year	40,817	139,338	90,870

Cash and cash equivalents, end of year	$ 44,804	$ 40,817	$ 139,338

Supplemental cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2004

(Stated in US Dollars) - Page 1

CREATOR CAPITAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in US Dollars)

Note 1

Nature and Continuance of Operations

The Company is a Bermuda exempted company which, in June 1997, changed its name from Sky Games International Ltd. (“SGI”) to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.

The Company’s activities have been focused on providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software was marketed using the name Sky Games TM and the entertainment software is marketed using the name Sky Play.  The Company has also developed a marketing Internet website for the purpose of international sales of tickets in the People’s Republic of China’ soccer betting lottery.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2004 the Company had not yet achieved profitable operations, has accumulated losses of $67,672,689 since its inception, and has a working capital deficiency of $1,443,004 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern..  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 15.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2004

(Stated in US Dollars) - Page 2

Note 2

Summary of Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Sky Games International Corp. (a Nevada corporation);

Creator Island Equities Inc. (a Yukon Territory corporation);

Trade Watch Consultants Ltd. (a Chinese corporation).

The subsidiary companies, except for Trade Watch Consultants Ltd. are all inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

b)

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and highly liquid investments with original maturities of three months or less as cash and cash equivalents.

c)

Equipment

Equipment is recorded at cost.  Equipment is depreciated over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are depreciated at one-half rate during the year of acquisition.

d)

Website Development Costs

Website development costs relate to costs incurred in to develop a website and meet the criteria for deferral.  The costs are being amortized over the estimated life of the website are subject to an annual impairment assessment.

e)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2004

(Stated in US Dollars) - Page 3

Note 2

Summary of Significant Accounting Policies – (cont’d)

f)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable and collectibility is reasonably assured.

Revenue for Sky Games is recognized each month upon invoicing.

h)

Foreign Currency Translation

Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

i)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

j)

Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options granted on or after fiscal years commencing on or after January 1, 2002 to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2004

(Stated in US Dollars) - Page 4

Note 2

Summary of Significant Accounting Policies – (cont’d)

share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  The Company had not granted any share purchase options subsequent to January 1, 2002 and prior to December 31, 2004 and accordingly this change in policy has no effect on prior year’s operations.

Note 3

Investment – China Lotteries

Investment Agreement with Trade Watch Limited

On September 1, 2003, the Company amended the investment agreement with Trade Watch Consultants Limited (“Trade Watch”).  Under the original investment agreement entered by both parties on September 22, 2001, Trade Watch held 70% of the outstanding shares of Beacon Hill Enterprises Ltd. (“Beacon Hill”).  Beacon Hill held the license (the “License”) for and operates one of two major soccer betting lottery locations in Guangzhou City, Guangdong Province, People’s Republic of China.  In exchange for 1,500,000 shares of the Company’s common stock and an investment of up to HK$1,500,000 (US$180,050), the Company would receive 80% of the proceeds of the business profits that will be generated from Trade Watch’s sports betting and lottery assets. No shares were issued and no earnings were received as per the original agreement.

Under the amended agreement, in consideration of US$115,030 already forwarded to Trade Watch, the Company acquired 100% ownership of Trade Watch.  Under a separate agreement between Trade Watch and Beacon Hill, Trade Watch no longer holds any beneficial interest in any ownership shares of Beacon Hill.  The $115,030 advanced to Beacon Hill by Trade Watch is deemed as full payment of the license fee to allow Trade Watch to sell lottery tickets through a website (Note 5).

The results of Trade Watch’s operations have been included in the consolidated financial statements since September 1, 2003.

This acquisition has been accounted for using the purchase method of accounting. The fair values of the assets acquired at the date of acquisition are as follows:

Total assets acquired:
License fee – Chinese Lottery	$ 115,030

Net assets acquired at fair values	$ 115,030

Total consideration:
Cash	$ 115,030

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2004

(Stated in US Dollars) - Page 5

Note 3

Investment – China Lotteries – (cont’d)

Investment Agreement with Lee John Associates

On September 1, 2003, the Company and Lee John Associates (“Lee John”) have mutually agreed to cancel the investment agreement dated November 1, 2001.  On November 1, 2001, the Company entered into an investment agreement with Lee John.  Lee John is engaged in the business of owning the licenses for and operating several lottery locations in Guangzhou City, Guangdong Province, People’s Republic of China.  In exchange for 500,000 shares of the Company’s common stock, the Company was to receive 80% of the proceeds of the business profits that will be generated from Lee John’s Lottery businesses.  No shares were issued and no earnings were received as per the original agreement

Note 4

Equipment

		2004
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 378,364	$ 378,364	$ -
Furniture and fixtures	55,940	55,737	203
Website	76,699	27,540	49,159

	$ 511,003	$ 461,641	$ 49,362

		2003
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,309	$ 382,930	$ 1,379
Furniture and fixtures	55,940	55,404	536
Website	76,699	15,250	61,449

	$ 516,948	$ 453,584	$ 63,364

Note 5

Intangible Assets

	2004	2003

License fee – Chinese Lottery	$ -	$ 115,030

The License fee for the Chinese lottery was recorded at cost (Note 3).  During the year ended December 31, 2004, the Company abandoned the license and reduced the carrying value of the license to nil.

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2004

(Stated in US Dollars) - Page 6

Note 6

Notes Payable

	2005	2004

Notes payable, unsecured and non-interest bearing	$ 91,322	$ 84,322
Less: current portion	(91,322)	(18,000)

Long-term portion	$ -	$ 66,322

Note 7

Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2004, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2004, 2003 and 2002 were $201,370,  $201,370, and $203,577 respectively. They remain unpaid and are in arrears.

In 1997, the Company issued Series A and Series B Class B convertible preference shares which are convertible into common shares of the Company. Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional common shares at an annual dividend rate of 8%.  As of December 31, 2002, all Series A and Series B Class B convertible preference shares as well as cumulative dividends related thereto have been converted into common shares.

On April 30,1997, the Company entered into a Consulting Agreement whereby, the Company issued 586,077 common shares as consideration for consulting services.  During March, 2001, the consultant informed the Company that consulting services were not provided, and offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer and the common shares are to be returned to Treasury.

At December 31, 2004, there are 3,525,000 common shares held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares has expired and Company intends to return these shares to Treasury.

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2004

(Stated in US Dollars) - Page 7

Note 8

Stock Options

A summary of the Company's stock option activity and related information follows:

	Years ended December 31,
	2004		2003
		Weighted		Weighted
		Average		Average
	#	Exercise	#	Exercise
	Options	Price	Options	Price

Outstanding at beginning of year	950,000	$0.50	1,000,000	$0.49
Expired	-	-	50,000	$0.35

Outstanding and exercisable at end of the year	950,000	$0.50	950,000	$0.50

Weighted average fair value of options granted during the period		$ -		$ -

Exercise prices for stock options outstanding at December 31, 2004, ranged from $0.14 to $4.13.  The weighted average remaining life of the outstanding stock options is approximately 3 years.

The fair value of the share purchase options at the date of the grant was determined using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected volatility	0.0%
Risk-free interest rate	1.5% to 3%
Weighted average expected term in years	4 years

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

Note 10

Related Party Transactions

A company controlled by the President of the Company provides consulting services to the Company.  During the year ended December 31, 2004, the Company incurred $42,000 in consulting fees (2003: $42,000; 2002: $42,000) paid to a company controlled by the President of the Company.

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2004

(Stated in US Dollars) - Page 8

Note 10

Related Party Transactions (cont’d)

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Included in accounts payable is $19,085 (2003: $12,188) due to a company controlled by the President of the Company.  The amounts due to this related party represent unpaid consulting fees and expense reimbursements.  This amount is unsecured, non-interest bearing and has no specific terms of repayment.

Note 11

Economic Dependence

During the year ended December 31, 2004, three customers accounted for 35.3%, 33.1% and 31.1% respectively of total sales.  During the year ended December 31, 2003, four customers accounted for 33.6%, 28.0%, 20.7% and 17.7% respectively of total sales. During the year ended December 31, 2002, six customers accounted for 22.3%, 20.9%, 16.5%, 15.1%, 13.0% and 10.0% respectively of total sales.

Note 12

Segmented Information

Details of identifiable revenues by geographic segments are as follows:

	2004	2003	2002

China	$ 93,750	$ 138,375	$ 171,750
United Arab Emirates	42,250	36,010	32,175
USA	-	-	115,000
Other	-	-	7,237

Total	$ 136,000	$ 174,385	$ 326,162

Note 13

Comparative Figures

Certain of the comparative figures have been restated to conform with the presentation of the current year.

Note 14

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flows statement.  During the year ended December 31, 2003, the Company acquired the Chinese Lottery License for $115,030, which was paid in the year ended December 31, 2002, pursuant to an amended investment agreement with Trade Watch.  This transaction has been excluded from the statement of cash flows.

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2004

(Stated in US Dollars) - Page 9

Note 15

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s Canadian GAAP does not differ in any material respects from US GAAP except as noted below.

Stock based compensation

Under Canadian GAAP, effective for fiscal years beginning on or after January 1, 2002, all public companies were required to adopt recommendations of the Canadian Institute of Chartered Accountants regarding the accounting for Canadian stock-based compensation.  Under these requirements, all stock-based payments to non-employees and direct awards of stock to employees need to be accounted for using the fair value based method of accounting.  However, the new standard allowed the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.  For fiscal periods prior to December 31, 2002, under US GAAP, the Company used the intrinsic value method as described in APB 25, “Accounting for Stocks Issued to Employees”, to recognize compensation cost on options granted to directors and employees.  Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable.  For options issued to consultants, the Company adopted the fair value method of accounting for stock-based compensation.  This requires the option be valued on the date of grant using the Black-Sholes option pricing method as prescribed by FAS 123.   Under Canadian GAAP, prior to January 1, 2002, the Company did not record this stock-based compensation.  As no share purchase transfers have been granted after January 1, 2002, there is no effect on the financial statements due to the difference in this policy.

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.