Form 20-F/A
period 2004-12-31
CREATOR CAPITAL LTD
filed 2006-04-20
CIK 882537

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

BERMUDA

(Jurisdiction of Incorporation)

Canon’s Court, 22 Victoria Street  Hamilton HM 12, Bermuda

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

ITEM 17 - FINANCIAL STATEMENTS

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

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Deborah Fortescue-Merrin

Director, Chairman of the Board, President and C.E.O.,

Anastasia Kostoff-Mann

Director, Vice-President,

Anthony Clements

Director

B. Advisers

Not applicable

C. Auditors

Amisano Hanson,  Chartered Accountants

Vancouver, B.C.,  Canada

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of Creator Capital Corporation (hereinafter “CCL”) for the fiscal years ended December 31, 2004, and 2003 and 2002 was extracted from the audited consolidated financial statements of CCL included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial

The attached financial data as at December 31, 2004, 2003 and 2002 were extracted from the audited financial statements of the Corporation.  Except where otherwise indicated, all amounts are presented in accordance with Canadian. GAAP.

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

The Amalgamations were consummated on June 17, 1997.  In conjunction with the Amalgamations, the Management Agreement was terminated, and management of the Company assumed direct responsibility for day-to-day operations.  The Company also entered into a Continuing Services Agreement with Harrah's for certain services.

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

Form 20F/A Annual Report December 31, 2004

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

Not Applicable

Form 20F/A Annual Report December 31, 2004

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

CREATOR CAPITAL LIMITED

/s/  Deborah Fortescue-Merrin

------------------------------------------

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

Date: March 3, 2006	/s/ Deborah Fortescue-Merrin ----------------------------------------------------- Deborah Fortescue-Merrin President & C.E.O.

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

Date: March 3, 2006	/s/ Deborah Fortescue-Merrin -------------------------------------------------- Deborah Fortescue-Merrin Chief Executive Officer and Acting in the Capacity of Chief Financial Officer

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

Vancouver, Canada	“AMISANO HANSON”
December 21, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net

BUCKLEY DODDS Chartered Accountants	Suite 1140 - 1185 West Georgia Street Vancouver, BC Canada V6E 4E6 Telephone: (604) 688-7227 Fax: (604) 681-7716

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Creator Capital Limited

We have audited the accompanying consolidated balance sheets of Creator Capital Limited as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2003, 2002, and 2001.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Company as of December 31, 2003 and 2002, and the results of operations and cash flows for the year ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States.

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

Vancouver, BC

  “BUCKLEY DODDS”

March 19, 2004

Chartered Accountants

CREATOR CAPITAL LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(Stated in US Dollars)

ASSETS		2004	2003
Current
Cash and cash equivalents		$ 44,804	$ 40,817
Accounts receivable		24,770	54,500
Prepaid expenses		3,993	46,167

Total current assets		73,567	141,484

Equipment – Note 4		49,362	63,364
Intangible assets – Note 5		-	115,030

Total assets		$ 122,929	$ 319,878

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 10		$ 85,841	$ 229,576
Accrued dividends payable – Note 7		1,339,408	1,160,538
Current portion of notes payable – Note 6		91,322	18,000

Total current liabilities		1,516,571	1,408,114

Notes payable – Note 6		-	66,322

		1,516,571	1,474,436

STOCKHOLDERS’ DEFICIENCY
Capital stock – Note 7
Authorized:
3,000	Class A preferred shares, $0.01 par value, outstanding – 2,237 shares (2003: 2,237 shares)	22	22
5,000,000	Class B preferred shares, $0.01 par value, outstanding – Nil shares (2003: Nil shares)
100,000,000	common shares, $0.01 par value, outstanding - 90,795,037 shares (2003: 90,795,037 shares)	873,027	873,027
Additional paid-in capital		65,405,998	65,405,998
Accumulated deficit		(67,672,689)	(67,433,605)

		(1,393,642)	(1,154,558)

Total liabilities and stockholders’ deficiency		$122,929	$ 319,878

Nature and Continuance of Operations – Note 1

Commitments – Notes 7 and 8

APPROVED BY THE DIRECTORS:

“Deborah Fortescue Merrin”	Director	“Anthony P. Clements”	Director

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

On April 30,1997, the Company entered into a Consulting Agreement whereby, the Company issued 586,077 common shares as consideration for consulting services.  During March 2001, the consultant informed the Company that consulting services were not provided, and offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer and the common shares are to be returned to Treasury.

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