Form 20-F
period 2005-12-31
CREATOR CAPITAL LTD
filed 2006-07-03
CIK 882537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(MARK ONE)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2005

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _______________.

COMMISSION FILE NO. 001-14611

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

The number of shares outstanding of the issuer's Common Stock, as of June 28, 2006: 88,053,365

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

Item 17:  [X]       Item 18:  [  ]

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS		1
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
A.	Directors and Senior Management	1
B.	Advisers	1
C.	Auditors	1
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3 - KEY INFORMATION		1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4 - INFORMATION ON THE COMPANY		3
A.	History and Development of the Company	3
B.	Business Overview	4
C.	Organizational Structure	10
D.	Property, Plants and Equipment	10
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS		11
A.	Operating Results	11
B.	Liquidity and Capital Resources	13
C.	Research and Development, Patents and Licenses, etc	13
D.	Trend Information	14
E.	Off-balance Sheet Arrangements	14
F.	Tabular disclosure of Contractual Obligations	14
G.	Safe Harbour	14
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		14
A.	Directors and Senior Management	14
B.	Compensation	15
C.	Board Practices	16
D.	Employees	17
E.	Share Ownership	17
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		17
A.	Major Shareholders	17
B.	Related Party Transactions	18
C.	Interests of Experts and Counsel	18
ITEM 8 - FINANCIAL INFORMATION		19
A.	Consolidated Statements and Other Financial Information	19
B.	Legal Proceedings	19
C.	Dividend Policy	19
D	Significant Changes	19
ITEM 9 - THE OFFERING AND LISTING		19
A.	Listing Details	19
ITEM 10 - ADDITIONAL INFORMATION		20
A.	Share Capital	20
B.	Memorandum and Articles of Association	21
C.	Material Contracts	21
D.	Exchange Controls	21
E.	Taxation	21
F.	Dividends and Paying Agents	23
G.	Statement by Experts	23
H.	Documents on Display	23
I.	Subsidiary Information	23
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		23
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		23
ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		23
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		23
ITEM 15 - CONTROLS AND PROCEDURES		24
ITEM 16 – AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES		24
A.	Audit Committee Financial Expert	24
B.	Code of Ethics	24
C.	Auditor’s Fees and Services	24
ITEM 17 - FINANCIAL STATEMENTS		25

SIGNATURES		25
CERTIFICATION		26
CERTIFICATION		27

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS – 2005

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

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Deborah Fortescue-Merrin

Director, Chairman of the Board, President and C.E.O

Anastasia Kostoff-Mann

Director, Vice-President

Anthony Clements

Director

B. Advisers

Not applicable

C. Auditors

Amisano Hanson,  Chartered Accountants

Vancouver, B.C.,  Canada

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of Creator Capital Corporation (hereinafter “CCL”) for the fiscal years ended December 31, 2005, and 2004 and 2003 was extracted from the audited consolidated financial statements of CCL included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial review and Prospects.

The attached financial data as at December 31, 2005, 2004 and 2003 were extracted from the audited financial statements of the Corporation.  Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

The financial statements of Creator Capital Limited are prepared in accordance with accounting principles and practices generally accepted in Canada, with note disclosure on the differences between Canadian and US GAAP as required by the United States Securities and Exchange Commission ("SEC").  Certain selected financial data is detailed in the Table below:

Form 20F Annual Report December 31, 2005

Under U.S. Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December31,
Balance Sheet Data	2005	2004	2003	2002	2001
(as at Period end)	$	$	$	$	$
Current Assets	44,188	73,567	141,484	236,300	304,329
Capital Assets	39,572	49,362	63,364	26,700	89,411
Intangible Assets	-	-	115,030
Long-term assets				115,030	108,030
Total Assets	83,760	122,929	319,878	378,030	501,770
Total Liabilities	1,781,040	1,516,571	1,474,436	1,233,031	1,071,945
Net Assets	(1,697,280)	(1,393,642)	(1,154,558)	(855,0010)	(570,175)
Capital Stock and Contributed Surplus	66,279,047	66,279,047	66,279,047	66,279,047	66,279,047
Deficit Accumulated
During the Development Stage	(67,976,327)	(67,672,689)	(67,433,605)	(67,134,048)	(66,849,222)

Statement of Operations

Gross Revenue	78,615	136,000	174,385	326,162	561,030
Gain (Loss) from Continuing Operations	(108,113)	(103,751)	(98,369)	(82,523)	50,527
Net Loss for the Period	(102,268)	(37,714)	(98,187)	(81,250)	50,527
Basic and Diluted Loss per Share	(0.00)	(0.00)	(0.00)	(0.00)	0.00
Weighted-Average Number of
Common Shares Outstanding	90,795,037	90,795,037	90,795,037	73,878,000	70,385,000

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

B. Capitalization and Indebtedness

The accrued dividends on the Class A Preferred shares compose the majority of the total current liabilities.  The balance of the accrued, and trade payables are the result of operations.

Form 20F Annual Report December 31, 2005

C. Reasons for the Offer and Use of Proceeds

During the year CCL did not issue any equity securities.

D. Risk Factors

The Corporation is subject to a number of risks due to the nature of its business and the present stage of development of business.  The following factors should be considered:

To date, CCL’s operations have generated sufficient cash flow to fund ongoing operational requirements and cash requirements.  Although CCL believes it has sufficient capital and cash flow to fund current operations, its ability to continue operations is dependent upon the ability to obtain additional financing and new clients.

CCL’s product line of Sky Games® and Sky Play® are marketing to the world’s airlines.  CCL’s future must be considered in light of the continuing financial difficulties the airline industry is experiencing globally.

SOFTWARE

The value of CCL’s product line is in the software which must be continually updated to retain its competitive technical edge in the marketplace.

COMPETITION

There are numerous entities offering similar products to CCL’s Sky Play® PC Interactive Games product line.  It is the increase in the availability of similar PC based entertainment games, and the lack of a dedicated marketing consultant that has reduced CCL’s client base.

The marketplace for the Sky Games® Interactive Gaming System, CCL’s main product line is not well established.  However the Gaming Industry as a whole internationally is constantly undergoing changes, is intensely competitive and is subject to changes in customer attitudes, morals and preferences.  New products are being developed continuously by the Gaming Industry in order to satisfy customer demands.  The Sky Games® Interactive Gaming System is one of those products.  Changes in International Governmental regulations and laws are in a constant state of flux, and could adversely affect the ability of the Airlines to install such a system.  Changes in policies of companies or banks that handle payment processing systems or credit card transactions for gaming industry could have an adverse impact on the operation of the Sky Games® System

RELIANCE ON EMPLOYEES

CCL relies on its management and outsourced services for the business and corporate operations.

ABILITY TO RAISE CAPITAL

CCL’s ability is dependent upon many factors, including the ability of the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Creator Capital Limited (the "Company" or "CCL"), formerly Interactive Entertainment Limited was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro Inc.  On May 10, 1990, the Company changed its name to Creator Capital Inc. The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992.  On January 23, 1995, the Company changed its name to Sky Games® International Ltd. ("SGI"). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies Act 1981 (Bermuda) (the "Bermuda Act").  In June, 1997, the Company changed its name to Interactive Entertainment Limited following consummation of the amalgamation of the Company's wholly-owned subsidiary, SGI Holding Corporation Limited ("SGIH"), and SGIH's formerly 80% owned subsidiary, then known as Interactive Entertainment Limited ("Old IEL").  This was followed immediately by an amalgamation of SGI with the survivor of the first amalgamation (the "Amalgamations").  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.  Unless the context otherwise requires, the term "Company" refers to Creator Capital Limited (“CCL”), its wholly-owned subsidiaries, Sky Games® International Corporation ("SGIC"), and, Creator Island Equities Inc. (“CIEI”),

Form 20F Annual Report December 31, 2005

IEL (Singapore) Pte. Ltd. was struck off the Singapore Register of Companies, at the Company’s request, on September 23, 2000.  IIL (UK) was struck off the UK Companies House Register on May 6, 2003 following an application lodged by the Company on December 10, 2002.  Currently, CIEI (Canada), SGIC (US), each of which are wholly owned subsidiaries, are considered to be inactive.

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

B.

Business Overview

1.

Sky Games®

The Sky Games® Interactive Gaming System was developed to introduce gaming to international airline passengers.  The system is designed to enable users to play a number of casino-type games from their seats by way of a built-in, color, interactive, in-seat monitor.  The Company believed that an opportunity existed to introduce casino games on international air flights.  In April of 1996, the Company announced the signing of contracts for the provision of gaming services to Singapore Airlines (“SIA”).  The first flight with gaming was launched on June 1, 1998.  A second aircraft was added in mid-October, 1998.  Passenger participation was disappointing.  On November 12, 1998, the Company announced that it had been unable to attract the additional capital necessary for continued development of its Sky Games® inflight gaming business.  The Company also announced that it had discontinued all operations associated with the Sky Games® product line.  All employees were terminated as of November 13, 1998.  Those former employees that subsequently had been retained on a part-time contract basis to continue operations and support the Sky Play® product, are no longer associated with CCL.  Two former employees, through their corporate entity, eFlyte, had been contracted to attend to the Sky Play® business.  eFlyte terminated its contract with the Company as of April 22, 2001.  The technical aspect of the business is now contracted to the Company’s current C.T.O.

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

2.

Sky Play®

On January 13, 1998, CCL completed the acquisition of all the outstanding capital stock of Inflight Interactive Limited (“IIL”) in exchange for 500,000 shares of the Company’s $.01 par value common stock (the “Common Stock”).  IIL is a United Kingdom developer and provider of amusement games to the airline industry.  The acquisition was accounted for using the purchase method.  The games are marketed under the name Sky Play®.  As at December 31, 2005, the Sky Play® games were operating on a number of airlines, including, Emirates Air, andJapan Air Lines,

3.

Investment - China Lotteries

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

Form 20F Annual Report December 31, 2005

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

On September 19, 2003, CCL's former wholly owned subsidiary, Trade Watch Consultants Ltd. ("TWC") of the British Virgin Islands, entered into a Licensing Agreement with Action Poker Gaming Inc. ("APG"), a wholly owned subsidiary of Las Vegas From Home.com Entertainment.  APG provides Gaming Software designed for the on-line gaming industry.  TWC's website, www.worldwidegaming-asia.com, will feature Asian Themed games such as "Chinese Poker", "Pan" and "Big 2".  A percentage of gaming revenue realized from the website is payable to Action Poker Gaming Inc. on a monthly basis.

As at the September 30, 2004 Quarter the website content and design had not been forwarded to CCL for approval. APG did not affect the steps to activate the services under the Agreement, CCL deemed the Agreement in default and withdrew.

The Product

1.

Sky Play®

Sky Play® PC Interactive Games offers airlines the choice of up to 19 amusement games.  Unlike Nintendo-style games, which are designed to keep the player challenged and interested over long periods of time, and which generally require player skill developed over a period of time, CCL has selected and developed the Sky Play® amusement games which have very simple rules, are already well known or easy to learn, and are very simple to play.  Games are licensed to airlines for a monthly license fee on a per game, per aircraft basis.

The U.S. Patent and Trademark Office has granted CCL the following federal registrations;

November 5 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International” & Design.

Form 20F Annual Report December 31, 2005

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

“Sky Casinos International” “We Make Time Fly” (& Design).

The U.S. Patent and Trademark Office has issued a “Notice of Publication”:

December 24, 2003

“Casino Class” “We Make Time Fly” (& Design)

Other related U.S. Patent and Trademark Office Applications have been made:

January 13, 2004

“Casino Class” “We Make Time Fly” (& Design) was published for opposition

April 13, 2004

“Sky Games” combined Declaration of Use and Incontestability was filed

November 22, 2005

“Casino Class” Statement of Use was filed

February 24, 2006

“Sky Casinos International” “We Make Time Fly” Statement of Use was filed

The Industry

The Boeing Company's Current Market Outlook (CMO) for 2005 makes the following observation:

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

“The long-term forecast for air travel is positive.

The fundamentals for economic development, globalization, and the need fro people to travel will be string in the coming decades.  Although the industry does experience short-term highs and lows, the long-term forecast assumes that these cycles will smooth out over the 20-year period.”

“Economic growth drives air transportation demand.

Increases in gross domestic product (GDP) explain most of air travel growth.  The rest of the development of travel worldwide is derived fro mother economic factors, such as international trade and globalization; and industry trends, including declining fares, more direct service, and increased frequencies.”

Utilizing 2005 as the base year, annualized world GDP is forecast to grow at an average of 2.9% per year over the next 20 years, a decrease of 0.1%.  Having made that observation, Boeing is still forecasting passenger traffic growth of 4.8% annually over the next 20 years, a decrease of 0.4%.   The report noted that, the total market potential for new commercial airplanes is 25,700, worth $2.1 trillion in 2004 US Dollars for a total worldwide fleet of 35,300 aircraft.  Boeing estimates that approximately 26% of these new aircraft will be intermediate (twin-aisle) and large aircraft.  Of that 26%, deliveries of 747-size or larger aircraft will remain at 4%, while deliveries of intermediate size (twin-aisle) aircraft will decrease from 21% to 16%.  CCL believes these forecasts represent a substantial market for IFE systems and inflight content over the long-term.

Regional traffic trends are also an important factor in CCL’s marketing strategies.  According to the Boeing CMO 2005 – “Because if its maturity, the intra-North American market share of world traffic will declines fro m 25% to 20%, as less developed markets grow faster.  For example, the market share of all intra-Asia-Pacific markets will increases from 16% to 20%.  The North Atlantic market will fall slightly from 11% market shares to 10%, and Europe-Latin America will remain constant at its 4% share.  Intra-Europe will decline from 14% to 11% market share.  Latin America, a small region with only a 2% world market share will increase its share to 4% because of a high 7.2% traffic growth fueled by liberalization and world trade.  Both the Asia-Pacific and the Latin American regions are attractive areas for marketing the Sky Games® Interactive Gaming System.

Form 20F Annual Report December 31, 2005

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

Form 20F Annual Report December 31, 2005

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

Form 20F Annual Report December 31, 2005

Major Customers

The Company’s Sky Play® customers include, Emirates Air, Japan Air Lines, and Sri Lankan Airways.

During the first quarter of 2002, American Airlines ceased to be a client due to budgetary restraints.  Malaysia Airlines ceased to be a client as they terminated their agreement with their contracted IFE Inflight content provider who was providing them with CCL Sky Play® games.  Continental Airlines also ceased to be a client at the end of the second quarter of 2002.  During 2004 Air China decided to use the games provided with their new inflight entertainment hardware.   During 2005 Emirates Air also decided to use the games provide with their new inflight entertainment hardware.

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

Form 20F Annual Report December 31, 2005

C.

ORGANIZATIONAL STRUCTURE

The following chart outlines CCL’s corporate structure

Currently, CIEI (Canada), SGIC (US), each of which are wholly owned subsidiaries, are considered to be inactive.

D.

 PROPERTY, PLANTS AND EQUIPMENT

		2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,929	44,729	-
Website	76,699	37,127	39,572

	$ 505,493	$ 465,921	$ 39,572

Form 20F Annual Report December 31, 2005

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

OPERATING RESULTS

	Twelve Months Ended December 31
	2005		2004	2003	2002	2001

Statement of Operations Data:
Gain/Loss before
extraordinary item	$ (108,113)		$ (103,751)	$ (98,187)	$ (81,250)	$ 50,527
Extraordinary (gain)loss	5,845		66,037	-	-	-
Net Gain/Loss	(102,268)		(37,714)	(98,187)	(81,250)	50,527

Gain/Loss per share before
extraordinary item	(0.00)		(0.00)	(0.00)	(0.00)	0.00
Extraordinary item	-		-	-	-	-
Loss per share	0.00		(0.00)	(0.00)	(0.00)	0.00

Weighted number of common
shares outstanding	90,795,037		90,795,037	90,795,037	73,878,000	70,385,000

Number of common shares
outstanding at period end	90,795,037		90,795,037	90,795,037	90,795,037	87,302,611
(in thousands except per share and share data)

		As of December 31, (in thousands of dollars)
		2005	2004	2003	2002	2001
Balance Sheet Data:
	Working capital (deficit)	$ (1,737)	$ (1,394)	$ (1,267)	$ (930)	$ (701)
	Total assets	84	122	319	378	502
	Long term debt			66	66	66
	Redeemable preferred stock
	Class A	0	0	0	0	0
	Class B					0

	Shareholders' equity
	(deficit)	(1,697)	(1,393)	(1,155)	(855)	(570)
	Equity (deficit) per
	common share	(0.02)	(0.05)	$ (0.01)	(0.00)	(0.00)

Twelve Months Ended December 31, 2005 and December 31, 2004

Revenue decreased from $136,000 to $78,615.  The revenue decrease is due to a decrease in the number of airline clients.

The Bad Debt expensed in 2003 was recovered during 2004, but the Virgin Atlantic Airways receivable was written off.

Consulting increased by $3,698.

General and administrative expenses decreased by $12,270.

Depreciation and amortization expenses decreased by $4,212.

Form 20F Annual Report December 31, 2005

Legal Expenses:  Continued efforts in registering and maintaining the various business trademarks resulted in an increased expenditure of $1,720.

During 2005, the was an expense recovery of $5,000.00

There were no further determinations of asset impairment during 2005.

Twelve Months Ended December 31, 2004 and December 31, 2003

Revenue decreased to$136,000 from $174,385.  The revenue decrease is due to a decrease in airline clients.

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

Form 20F Annual Report December 31, 2005

B.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had a working capital deficit of $1,736,852.  Of this, $1,535,178 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred Shares.  Without said accrued dividends, the working capital would have been a deficit of $201,674.  The Company’s net cash position is $34,355.  This reflects the fact that the cash generated from operations is the Company’s primary source of operations funding.

At December 31, 2004, the Company had a working capital deficit of $1,443,004.  Of this, $1,339,408 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred Shares.  Without said accrued dividends, the working capital would have been  a deficit of $103,596.  The Company’s net cash position is $44,804.  This reflects the fact that the cash generated from operations is the Company’s primary source of operations funding.

At December 31, 2003, the Company had a working capital deficit of $1,266,630.  Of this, $1,160,568 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred shares.  Without said accrued dividends, the working capital would have been in a deficit position of $106,062.  The Company’s net cash position is $40,817.  This reflects the fact that the cash generated from operations is the Company’s primary source of operations funding.

At December 31, 2002, the Company had a working capital deficit of $930,409.  Of this, $984,168 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred shares.  Without said accrued dividends, the working capital would have been in a positive position of $53,759.  During the year, all the Class B Series A and B Preferred shareholders converted their preferred shares, and most of the accrued dividends thereto attached, into common shares.  The Company’s net cash position is $139,338.  This reflects the fact that the cash generated from operations is the Company’s primary source of operations funding.

At December 31, 2001, the Company had a working capital deficit of $701,294.  Of this, $828,091 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred shares.  Without said accrued dividends, the working capital would have been in a positive position of $126,797.  During the year, all the Class B Series A and B Preferred shareholders converted their preferred shares, and most of the accrued dividends thereto attached, into common shares.  The Company’s net cash position is $90,870.  This reflects the fact that the cash generated from operations is the Company’s primary source of operations funding.

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

Form 20F Annual Report December 31, 2005

The U.S. Patent and Trademark Office has issued a “Notice of Publication”:

December 24, 2003

“Casino Class” “We Make Time Fly” (& Design)

Other related U.S. Patent and Trademark Office Applications have been made:

January 13, 2004

“Casino Class” “We Make Time Fly” (& Design) was published for opposition

April 13, 2004

“Sky Games” combined Declaration of Use and Incontestability was filed

November 22, 2005

“Casino Class” Statement of Use was filed

February 24, 2006

“Sky Casinos International” “We Make Time Fly” Statement of Use was filed

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Principal Occupation	Term of Office
Anthony P Clements Age 59	Director	Investment Banker	Director 1992-Present
Deborah Fortescue-Merrin Age 49	President & C.E.O. Director	President of CCL President of North American Medical Services Inc.	Director 1995-1997 Director 1999-Present President 1999-Present
Anastasia Kostoff-Mann Age 57	Vice-President Director	Founder and Chairman Corniche Group of Companies	Director 1993-1996 Director 1999-Present

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

Form 20F Annual Report December 31, 2005

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

The following table sets forth all compensation for services in all capacities to the Company for the three most recently completed fiscal years in respect of each of the individuals who served as the Chief Executive Officer during the last completed fiscal year and those individuals who were, as of December 31, 2005, the executive officers of the Company whose individual total compensation for the most recently completed financial year exceeded $100,000 (collectively, the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended	Consulting fees ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)

Deborah Fortescue-Merrin Chairman	12/31/05 12/31/04 12/31/03 12/31/02 12/31/01 12/31/00 12/31/99	US$45,698 US$42,000* US$42,000* US$42,000* US$42,000* US$23,000* NIL	NIL NIL NIL NIL NIL NIL NIL	NIL NIL NIL NIL NIL NIL NIL	NIL NIL NIL NIL NIL NIL	100,000 60,000

*by way of related consulting entity

The directors of the Company have not received any stock options since 2001.  As at December 31, 2004 there were at total of 460,000 outstanding options to purchase common shares granted to the directors.  These options are exercisable at a range between $0.14 and $4.125 per share, and expire ten years after their respective date of grant.

Form 20F Annual Report December 31, 2005

TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term
				5%	10%
Tony Clements Deborah Merrin Anastasia Mann	10,000(1) 50,000(2) 100,000(3) 10,000 10,000 10,000 10,000(1) 50,000(2) 100,000(3) 10,000(1) 50,000(2) 50,000(3)	$0.14000 $0.50000 $0.35000 $ 4.125 $ 3.688 $ 2.50 $0.14000 $0.50000 $0.35000 $0.14000 $0.50000 $0.35000	9-10-09 9-10-09 10-11-11 12-10-06 10-17-07 05-17-08 9-10-09 9-10-09 10-11-11 9-10-09 9-10-09 10-11-11	xx xx xx xx xx xx xx xx xx xx xx xx	xx xx xx xx xx xx xx xx xx xx xx xx

(1) Option granted to each director of the Company pursuant to the Director Option Plan on September 10, 1999.

(2) Options granted under the Management Incentive Plan

(3) Options granted on October 11, 2001

C.

BOARD PRACTICES

Election of Directors and Terms of Service

As of the date of this Document, The Board of Directors currently comprises of four members, including the Chairman and C.E.O.   Directors are elected annually by an ordinary resolution at the Annual General Meeting of Shareholders.  Each director is elected for a term of one year, and may be re-elected annually for an additional one year term by the shareholders.  There are no limits as to how long any individual director may serve on the Board.

Service Contracts

CCL does not currently have any service contracts or any other contracts with any of the members of the Board of Directors.

Audit Committee

The Audit Committee of the Board currently consists of Ms Fortescue-Merrin, and Mr Anthony Clements. The principal functions of the Audit Committee are to make recommendations to the Board regarding;  (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors;  (iii) to approve the scope of the annual audit activities of the independent auditors;  (iv) to approve the audit fee payable to the independent auditors;  (v) and to review such audit results. The audit committee did not hold any meetings during the fiscal year ended December 31, 2005.

Compensation Committee

The Compensation Committee currently consists of Mrs. Mann, and Mr Tony Clements.  The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2005.  For information on the duties and actions of the Compensation Committee, see "Report on Compensation."

Form 20F Annual Report December 31, 2005

Report on Compensation

Ms Deborah Merrin served as President & Chairman of the CCL in the fiscal year 2002.  She was compensated on a consulting basis, by way of a related consulting entity, and received US$ 45,698 during 2005, compared with US$ 42,000 during 2004, 2003, and 2002 respectively.

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

Name	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Anthony P. Clements (2) Deborah Fortescue-Merrin (3) Anastasia Kostoff-Mann (4)	190,000 – Options 170,000 – Options 48,500 – Direct 110,000 – Options	* * * *

*Less than 1%

(1)  Percent of class is determined by dividing the number of shares beneficially owned by the outstanding number of shares of the Company, and increased by options and warrants for 1,100,000 shares, which are currently exercisable.

(2)  Includes, options for 40,000 shares under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 100,000 shares granted on October 11, 2001

(3)  Does not include 1,406,870 shares of Common Stock held by a charitable foundation (Missy Foundation) of which both Mr. & Mrs. Merrin are directors.  Includes options for 20,000 shares of Common Stock under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 100,000 shares granted on October 11, 2001

(4)  Includes 10,000 shares under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 50,000 shares granted on October 11, 2001

Form 20F Annual Report December 31, 2005

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

There were 246 shareholders of record in the United States holding a total of 30,512,252 of the 88,053,365 outstanding as of June 28, 2006.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*

CEDE & CO – United States**	10,821,424	12.29%
HARRAH’S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.82%

* Based upon 88,053,365 issued and outstanding common shares of the Company as of June 28, 2006

** Depository Trust Company holds shares on behalf of the beneficial owners whose identity is not known to the Company.

As of November 15, 2004, there were 244 shareholders of record in the United States holding a total of 32,400,952 of the 90,795,037 common shares of the Corporation.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*

CEDE & CO – United States**	10,883,374	11.99%
HARRAH’S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.59%

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

Form 20F Annual Report December 31, 2005

B.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $45,698

As at the Period end, the Company owed $56,410 to a Director related entity.   A total of $36,425 had been incurred during the Period.  The amount represents accumulated outstanding expense reimbursements for various office supplies, services, and computer related costs.  The balance is included within the accounts payable and accrued liabilities accounts.  Subsequent to December 31, 2005, $56,410 was assigned to an unrelated company and subsequently settled pursuant to a debt settlement agreement.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CCL’s Audited Financial Statements for the year ended December 31, 2005 are included  in Item 17 of this Annual Report.

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

D.

SIGNIFICANT CHANGES

By Agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,832.

By a share purchase agreement dated February 15, 2006, the Company acquired all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for up to 50,000,000 common shares of the Company and one share purchase warrant entitling the holder to acquire 1,000,000 common shares of the Company at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities are to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized

Form 20F Annual Report December 31, 2005

through the ETV business.  A finder’s fee of 2,500,000 common shares to be earned-out based upon the same formula as the acquisition securities are also to be issued.  ETV’s business is in the delivery of interactive video to customers.  Also, with respect to this transaction, the Company intends to increase its authorized common shares from 100,000,000 to 200,000,000.

By agreements dated March 6, 2006, the Company granted 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share.  These share purchase options vest between 2006 and 2008 and expire on March 6, 2011.

ITEM 9.

THE OFFER AND LISTING

A.

LISTING DETAILS

Since August 3rd, 2005, the Company’s Common Shares have traded on the Pink Sheets under the symbol “CTORF”.  Prior to August 3rd, 2005 and since October 16, 2000 the Company’s Common Shares have traded on the OTC Bulletin Board under the symbol “CTORF”.  Prior to October 16, 2000 and since March 25, 1999, the Company’s Common Shares had traded on the OTC Bulletin Board under the symbol “IELSF.”  From July 8, 1997 until March 24, 1999, the Company's Common Shares had been traded on the NASDAQ SmallCap Market under the symbol "IELSF." From March 1, 1994 until July 8, 1997, the Company's Common Shares traded on the NASDAQ SmallCap Market under the symbol "SKYGF."  Prior to March 1, 1994, there was no trading market for the securities of the Company in the United States the Company's common shares were traded on the Vancouver Stock Exchange under the symbol "CEV” until voluntarily de-listed by the Company on December 30,1994,

On October 5, 1998, the Company was notified by NASDAQ that the Company’s shares had failed to maintain a bid price greater than or equal to $1.00 per share for the prior thirty consecutive trading days and were therefore subject to delisting.  The delisting was effective on March 24, 1999.

The table below sets forth, for the periods indicated the reported high and low closing prices of the Common Stock as reported by the NASDAQ SmallCap and OTC Bulletin Board Markets.

Last Six Calendar Months:

Last Six Calendar Months
	High	Low
June 2006	$0.3600	$0.2400
May 2006	$0.4800	$0.3010
April 2006	$0.6000	$0.4000
March 2006	$0.4000	$0.0700
February 2006	$0.0650	$0.0280
January 2006	$0.0400	$0.0280

Each fiscal quarter within the last two years,

	Twelve Months Ended
	December 31, 2004		December 31, 2005
	High	Low	High	Low
First Quarter	$0.2000	$0.0400	$0.0700	$0.0450
Second Quarter	$0.0800	$0.0300	$0.0550	$0.0400
Third Quarter	$0.0800	$0.0350	$0.0450	$0.0270
Fourth Quarter	$0.0600	$0.0250	$0.0500	$0.0250

Form 20F Annual Report December 31, 2005

Last Five Full Financial Years

Last Five Full Financial Years
	High	Low
2005	$0.0700	$0.0250
2004	$0.2000	$0.0250
2003	$0.2000	$0.0200
2002	$0.4700	$0.0350
2001	$0.8130	$0.0200

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

By Agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,832.

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

Form 20F Annual Report December 31, 2005

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

Form 20F Annual Report December 31, 2005

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

F.

DIVIDENDS AND PAYING AGENTS

Not applicable

G.

STATEMENT BY EXPERTS

Not Applicable

H.

DOCUMENTS ON DISPLAY

The documents described herein may be inspected at the Registered Office of the Corporation, at

Canon’s Court, 22 Victoria Street;

Hamilton HM12; Bermuda,

during normal business hours.

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

Form 20F Annual Report December 31, 2005

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

Form 20F Annual Report December 31, 2005

process.  The Audit Committee has authority pre-approve audit services up to a maximum cost of $15,000 and individual non-audit services up to a maximum cost of $5,000 per year

(a) Audit fees	2005	2004
	$ 13,000 (accrued)	$ 11,240* $ 20,000

(b) Non-audit-related fees	2005	2004
	$ -	$ 5,000

(c)     Tax fees - No compensation was paid to Amisano Hanson for tax compliance, tax advice and tax planning in fiscal 2004 or 2003.

(d) All other fees	2005	2004
	$	$ 1,000*

*These fees were incurred by the company’s non U.S. Auditors.

ITEM 17.

FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2005 have been audited by an accounting firm registered with the PCAOB.   The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Unites States generally accepted accounting principles.

Financial Statements

Consolidated Balance Sheets at December 31, 2005 and December 31, 2004.

Consolidated Statements of Operations for:

  Twelve Months Ended December 31, 2005

  Twelve Months Ended December 31, 2004

  Twelve Months Ended December 31, 2003

Consolidated Statements of Shareholder's Equity

  December 31, 2000 through December 31, 2005

Statements of Cash Flow

  Twelve Months Ended December 31, 2005

  Twelve Months Ended December 31, 2004

  Twelve Months Ended December 31, 2003

Notes to Consolidated Financial Statements

Form 20F Annual Report December 31, 2005

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CERTIFIES THAT IT MEETS ALL THE REQUIRMENTS FOR FILING ON FORM 20-F, AND HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

CREATOR CAPITAL LIMITED

/s/  Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

Chairman & Director

Dated:  June 28, 2006

Form 20F Annual Report December 31, 2005

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

Date: June 28, 2006	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman & Director

Form 20F Annual Report December 31, 2005

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

Date: June 28, 2006	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman and Director Acting in the Capacity of Chief Financial Officer

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

Form 20F Annual Report December 31, 2005

CREATOR CAPITAL LIMITED

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in US Dollars)

Form 20F Annual Report December 31, 2005

Amisano Hanson

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,

Creator Capital Limited

We have audited the consolidated balance sheets of Creator Capital Limited as of December 31, 2005 and 2004 and the consolidated statements of operations, cash flows and shareholders’ deficiency for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Creator Capital Limited as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended December 31, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 19, 2004.

“AMISANO HANSON”

Chartered Accountants

Vancouver, Canada

May 23, 2006

Comments by Auditors for Canadian Readers on U.S. - Canada Reporting Conflict

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt about a company’s ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying consolidated financial statements, the Company has not yet achieved profitable operations, has accumulated significant losses since inception and has a working capital deficiency of $1,730,250 at December 31, 2005, which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“AMISANO HANSON”

Chartered Accountants

Vancouver, Canada

May 23, 2006

750 WEST PENDER STREET, SUITE 604

VANCOUVER CANADA  V6C 2T7

TELEPHONE:  604-689-0188

FACSIMILE:  604-689-9773

E-MAIL:  amishan@telus.net

CREATOR CAPITAL LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(Stated in US Dollars)

ASSETS	2005	2004
Current
Cash and cash equivalents	$ 34,355	$ 44,804
Accounts receivable	9,365	24,770
Prepaid expenses	468	3,993

Total current assets	44,188	73,567

Equipment – Note 3	39,572	49,362

Total assets	$ 83,760	$ 122,929

LIABILITIES
Current
Accounts payable and accrued liabilities – Notes 8 and 12	$ 158,135	$ 85,841
Accrued dividends payable – Notes 5 and 12	1,535,178	1,339,408
Notes payable – Note 4	87,727	91,322

Total current liabilities	1,781,040	1,516,571

STOCKHOLDERS’ DEFICIENCY

Capital stock – Notes 5, 6 and 12
Authorized:
3,000 Class A preferred shares, $0.01 par value, outstanding – 2,237 shares (2004: 2,237 shares)	22	22
5,000,000 Class B preferred shares, $0.01 par value, outstanding – Nil shares (2004: Nil shares)
100,000,000 common shares, $0.01 par value, outstanding – 90,795,037 shares (2004: 90,795,037 shares)	873,027	873,027
Additional paid-in capital	65,405,998	65,405,998
Accumulated deficit	(67,976,327)	(67,672,689)

	(1,697,280)	(1,393,642)

Total liabilities and stockholders’ deficiency	$ 83,760	$ 122,929

Nature and Continuance of Operations – Note 1

Commitments – Notes 5, 6 and 12

Subsequent Events – Notes 1, 5, 8 and 12

APPROVED BY THE DIRECTORS:

“Deborah Fortescue-Merrin”	Director	“Alexander Downie”	Director
Deborah Fortescue-Merrin		Alexander Downie

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2005, 2004 and 2003

(Stated in US Dollars)

	2005	2004	2003
Revenues
Sky Play sales	$ 78,615	$ 136,000	$ 174,385

Operating expenses
Bad debt expense	520	35,277	13,975
Consulting fees – Note 8	45,698	42,000	43,250
Depreciation and amortization	9,790	14,002	3,454
General and administrative	118,679	130,949	137,003
Legal	11,014	9,294	66,490
Marketing	1,027	8,229	8,582

	186,728	239,751	272,754

Loss from operations before other income	(108,113)	(103,751)	(98,369)

Other income
Interest income	845	165	182
Write-down of accounts payable	-	147,123	-
Expense recovery	5,000	33,779	-
Impairment of intangible asset – Note 13	-	(115,030)	-

Net loss for the year	$ (102,268)	$ (37,714)	$ (98,187)

Basic and diluted loss per share
Numerator for basic and diluted loss per share:
Net loss	$ (102,268)	$ (37,714)	$ (98,187)
Preferred stock dividends	(201,370)	(201,370)	(201,370)

Loss to common shareholders	$ (303,638)	$ (239,084)	$ (299,557)

Denominator for basic and diluted loss per share – weighted average shares outstanding	90,795,037	90,795,037	90,795,037

Net loss per share	$ (0.00)	$ (0.00)	$ (0.00)

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

for the years ended December 31, 2005 and 2004

(Stated in US Dollars)

	Class A
	Preferred Stock		Common Stock		Additional
	Number of		Number of		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2003	2,237	$ 22	90,795,037	$ 873,027	$ 65,405,998	$ (67,433,605)	$ (1,154,558)
Net loss	-	-	-	-	-	(37,714)	(37,714)
Preferred stock dividends	-	-	-	-	-	(201,370)	(201,370)

Balance, December 31, 2004	2,237	22	90,795,037	873,027	65,405,998	(67,672,689)	(1,393,642)
Net loss	-	-	-	-	-	(102,268)	(102,268)
Preferred stock dividends	-	-	-	-	-	(201,370)	(201,370)

Balance, December 31, 2005	2,237	$ 22	90,795,037	$ 873,027	$ 65,405,998	$ (67,976,327)	$ (1,697,280)

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2005, 2004 and 2003

(Stated in US Dollars)

	2005	2004	2003

Operating Activities
Net loss for the year	$ (102,268)	$ (37,714)	$ (98,187)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization	9,790	14,002	3,454
Write-down of accounts payable	-	(147,123)	-
Impairment of intangible assets	-	115,030	-
Changes in non-cash working capital items:
Accounts receivable	15,405	29,730	(3,705)
Prepaid expenses	3,525	47,174	-
Accounts payable and accrued liabilities	72,294	3,388	65,035
Accrued dividends payable	195,770	178,870	176,370

Net cash provided by operating activities	194,516	198,357	142,967

Investing Activity
Purchase of equipment	-	-	(40,118)

Net cash used in investing activities	-	-	(40,118)

Financing Activities
Increase (decrease) in notes payable	(3,595)	7,000	-
Increase in preferred stock dividends	(201,370)	(201,370)	(201,370)

Net cash used in financing activities	(204,965)	(194,370)	(201,370)

Net increase (decrease) in cash and cash equivalents	(10,449)	3,987	(98,521)

Cash and cash equivalents, beginning of year	44,804	40,817	139,338

Cash and cash equivalents, end of year	$ 34,355	$ 44,804	$ 40,817

Supplemental cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2005

(Stated in US Dollars) - Page 1

CREATOR CAPITAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in US Dollars)

Note 1

Nature and Continuance of Operations

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. (“SGI”) to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  The Company is publicly listed on the Pink Sheets.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but is not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.  Subsequent to year-end, the Company expanded its focus in the entertainment industry by acquiring a subsidiary whose business is the development and delivery of interactive video entertainment via the Internet.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2005, the Company had not yet achieved profitable operations, has accumulated losses of $67,976,327 since its inception, has a working capital deficiency of $1,736,852 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 13.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2005

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

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Sky Games International Corp. (a Nevada corporation);

Creator Island Equities Inc. (a British Columbia corporation);

The subsidiary companies are inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

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

e)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2005

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

Revenue for Sky Play is recognized each month upon invoicing.

h)

Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

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

j)

Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options granted on or after fiscal years commencing on or after January 1, 2002 to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2005

(Stated in US Dollars) - Page 4

Note 2

Summary of Significant Accounting Policies – (cont’d)

j)

Stock-based Compensation (cont’d)

capital.  The Company had not granted any share purchase options subsequent to January 1, 2002 and prior to December 31, 2004 and accordingly this change in policy has no effect on prior year’s operations.

Note 3

Equipment

		2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	37,127	39,572

	$ 505,493	$ 465,921	$ 39,572

		2004
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 378,364	$ 378,364	$ -
Furniture and fixtures	55,940	55,737	203
Website	76,699	27,540	49,159

	$ 511,003	$ 461,641	$ 49,362

Note 4

Notes Payable

	2005	2004

Notes payable - unsecured, bearing interest at 12% per annum	$ 3,405	$ 5,447
- unsecured and non-interest bearing	84,322	85,875

	$ 87,727	$ 91,322

These notes are past due and consequently are classified as current liabilities.

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2005

(Stated in US Dollars) - Page 5

Note 5

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

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2005 and 2004, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2005, 2004 and 2003 were $201,370, $201,370, and $201,370, respectively. They remain unpaid and are in arrears.

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

On April 30, 1997, the Company entered into a Consulting Agreement, whereby the Company issued 586,077 common shares as consideration for consulting services.  During March 2001, the consulting informed the Company that consulting services were not provided and offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer and the common shares are to be returned to Treasury.

At December 31, 2005, 3,525,000 common shares were held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares expired in a prior year.  On February 13, 2006, these shares were returned to Treasury.

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2005

(Stated in US Dollars) - Page 6

Note 6

Stock Options

A summary of the Company's stock option activity and related information follows:

	Year ended December 31, 2005
	2005		2004
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at beginning of year	950,000	$0.50	950,000	$0.50

Outstanding and exercisable at end of the year	950,000	$0.50	950,000	$0.50

Weighted average fair value of options granted during the period		$ -		$ -

Exercise prices for stock options outstanding at December 31, 2005 and 2004 ranged from $0.14 to $4.13.  The weighted average remaining life of the outstanding stock options is approximately two years.

Note 7

Income Taxes

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.  Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation.  The Company currently maintains a permanent establishment in Canada.  Tax carry-forward in taxable jurisdictions has not been determined.  Deferred tax assets, if any, would be fully reserved.  There are no income tax provisions, benefits, liabilities or assets reflected in the accompanying consolidated financial statements.

Note 8

Related Party Transactions

A company controlled by the President of the Company provides consulting services to the Company.  During the year ended December 31, 2005, the Company incurred $45,698 in consulting fees (2004: $42,000; 2003: $42,000) charged by a company controlled by the President of the Company.

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Included in accounts payable is $56,410 (2004: $19,085) due to a company controlled by the President of the Company.  The amounts due to this related party represent unpaid consulting fees and expense reimbursements.  This amount is unsecured, non-interest bearing and has no specific terms for repayment.  Subsequent to December 31, 2005, $56,410 was assigned to an unrelated company and subsequently settled pursuant to a debt settlement agreement (Note 12(a)).

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2005

(Stated in US Dollars) - Page 7

Note 9

Economic Dependence

During the year ended December 31, 2005, two customers accounted for 61.1% and 38.9% respectively of total sales. During the year ended December 31, 2004, three customers accounted for 35.3%, 33.1% and 31.1% respectively of total sales.  During the year ended December 31, 2003, four customers accounted for 33.6%, 28.0%, 20.7% and 17.7% respectively of total sales.

Note 10

Segmented Information

Details of identifiable revenues by geographic segments are as follows:

	2005	2004	2003

Asia	$ 48,000	$ 93,750	$ 138,375
Middle East	30,615	42,250	36,010

Total	$ 78,615	$ 136,000	$ 174,385

Note 11

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2003, the Company acquired the Chinese Lottery License for $115,030, which was paid in the year ended December 31, 2002, pursuant to an amended investment agreement with Trade Watch.  This transaction has been excluded from the statements of cash flows.

Note 12

Subsequent Events – Notes 5 and 8

a)

By agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,832.

b)

By a share purchase agreement dated March 6, 2006 the Company acquired all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 common shares of the Company and one share purchase warrant entitling the holder to acquire 1,000,000 common shares of the Company at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities are to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  A finder’s fee of 2,500,000 common shares to be earned-out based upon the same formula as the acquisition securities are also to be issued.  ETV’s business is in the delivery of interactive video to customers.  Also with respect to this transaction, the Company intends to increase its authorized common shares from 100,000,000 to 200,000,000.

Creator Capital Limited

Notes To The Consolidated Financial Statements

December 31, 2005

(Stated in US Dollars) - Page 8

Note 12

Subsequent Events – Notes 5 and 8 – (cont’d)

c)

By agreements dated March 6, 2006, the Company granted 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share.  These share purchase options vest between 2006 and 2008 and expire on March 6, 2011.

Note 13

Impairment of Intangible Asset

During the year ended December 31, 2003, the Company acquired a license to operate one of two major soccer betting lottery locations in Guangzhou City, Guangdong Province, People’s Republic of China.  The license was recorded at cost.  During the year ended December 31, 2004, the Company abandoned the license and reduced the carrying value to Nil.

Note 14

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

The Company’s Canadian GAAP does not differ in any material respects from US GAAP except as noted below:

Stock-based Compensation

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

New accounting standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.