Form 20-F/A
period 2005-12-31
CREATOR CAPITAL LTD
filed 2006-08-21
CIK 882537

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

ANNUAL REPORT ON FORM 20-F/A

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

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS – 2005

FORWARD LOOKING STATEMENTS

This Form 20F/A contains forward-looking statements that include, among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts.  These statements reflect the Company's views with respect to such matters.  Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

November 5 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International” & Design.

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

ITEM 17.

FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2005 have been audited by an accounting firm registered with the PCAOB.  The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Canadian generally accepted accounting principles.

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

Form 20F/A Annual Report December 31, 2005

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CERTIFIES THAT IT MEETS ALL THE REQUIRMENTS FOR FILING ON FORM 20-F, AND HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

CREATOR CAPITAL LIMITED

/s/  Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

Chairman & Director

Dated:  June 28, 2006

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

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

Form 20F/A Annual Report December 31, 2005

CREATOR CAPITAL LIMITED

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in US Dollars)

Form 20F/A Annual Report December 31, 2005

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

“BUCKLEY DODDS”

Vancouver, BC

Chartered Accountants

March 19, 2004

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