Form 20-F/A
period 2005-12-31
CREATOR CAPITAL LTD
filed 2006-12-12
CIK 882537

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

Our principal executive officer and principal financial officer, based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c)) under the Securities Exchange Act of 1934 (“Exchange Act”) as of the year ended December 31, 2005, have concluded that our disclosure controls and procedures are effective for the purposes set forth in the definition in Exchange Act rules.

(b)  Changes in internal controls.

There were no changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their evaluation.

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

1.

Financial Statements

Consolidated Balance Sheets at December 31, 2005 and December 31, 2004.

Consolidated Statements of Operations for:

  Twelve Months Ended December 31, 2005

  Twelve Months Ended December 31, 2004

  Twelve Months Ended December 31, 2003

Consolidated Statements of Shareholder's Equity

  December 31, 2000 through December 31, 2005

Statements of Cash Flow

  Twelve Months Ended December 31, 2005

  Twelve Months Ended December 31, 2004

  Twelve Months Ended December 31, 2003

Notes to Consolidated Financial Statements

2.   Financial Statement Schedule

3.   Exhibits

EXHIBIT	DESCRIPTION
2.

Plan and Agreement of Merger and Amalgamation, dated as of May 13, 1997, among the Company, SGI Holding Corporation Limited, IEL and Harrah's Interactive Investment Company.  (Incorporated by reference to the same numbered exhibit to the Registrant's Form 8-K as filed with the SEC on June 27, 1997.)

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
4.1

Escrow Agreement dated May 27, 1992, as amended, among Montreal Trust Company of Canada, the Company and certain shareholders.  (Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on October 12, 1993.)

4.2

Redemption Agreement, dated as of February 25, 1997, between the Company and Anthony Clements and Rex Fortescue.  (Incorporated by reference to Exhibit 3.12 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)

4.3

Redemption and Cancellation Agreement, dated as of April 30, 1997, between the Company and Sky Games International, Inc.  (Incorporated by reference to Exhibit 3.13 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)

4.4

Shareholder Rights Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Investment Company.  (Incorporated by reference to Exhibit 3.15 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)

4.5

Registration and Preemptive Rights Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Investment Company.  (Incorporated by reference to Exhibit 4(a) to the Registrant's Form 8-K as filed with the SEC on June 27, 1997.)

4.6

Registration Rights Agreement, dated June 17, 1997, between the Company and B/E Aerospace, Inc.  (Incorporated by reference to Exhibit 4(b) to the Registrant's Form 8-K as filed with the SEC on June 27, 1997.)

4.7

Subscription Agreement, dated as of October 22, 1997, between the Company and Henderson International Investments Limited.  (Incorporated by reference to Exhibit 3.22 to the Registrant's Quarterly Report on Form 10-Q/A No. 1 as filed with the SEC on July 8, 1998.)

4.8

Subscription Agreement, dated as of October 22, 1997, between the Company and Michael A. Irwin.  (Incorporated by reference to Exhibit 3.23 to the Registrant's Quarterly Report on Form 10-Q/A No. 1 as filed with the SEC on July 8, 1998.)

4.9

First Amendment to Registration and Preemptive Rights Agreement dated March 18, 1998 between the Company and Harrah's Interactive Investment Company.  (Incorporated by reference to Exhibit 99.22 to the Registrant's Amended Registration Statement on Form S-3 as filed with the SEC on July 15, 1998.)

4.10

First Amendment to Subscription Agreement between the Company and Henderson International Investments Limited dated as of April 2, 1998.  (Incorporated by reference to Exhibit 99.23 to the Registrant's Amended Registration Statement on Form S-3 as filed with the SEC on July 15, 1998.)

4.11

Securities Purchase Agreement between the Company and each of Marshall Capital Management, Inc. (formerly Proprietary Convertible Investment Group, Inc.) and CC Investments, LDC dated as of December 17, 1997.  (Incorporated by reference to Exhibit 99 to the Registrant’s Form 8-K as filed with the SEC on December 24, 1997.)

4.12

Registration Rights Agreement between the Company and each of Marshall Capital Management, Inc. (formerly Proprietary Convertible Investment Group, Inc.) and CC Investments, LDC dated as of December 17, 1997.  (Incorporated by reference to Exhibit 4(c) to the Registrant’s Form 8-K as filed with the SEC on December 24, 1997.)

4.13

Securities Purchase Agreement between the Company and Palisades Holding, Inc. dated February 20, 1998.  (Incorporated by reference to Exhibit 99.6 to the Registrant's Amended Registration Statement on Form S-3 as filed with the SEC on July 15, 1998.)

4.14

Registration Rights Agreement between the Company and Palisades Holding, Inc. dated February 20, 1998.  (Incorporated by reference to Exhibit 99.5 to the Registrant's Amended Registration Statement on Form S-3 as filed with the SEC on July 15, 1998.)

4.15	Securities Agreement between the Company and B/E Aerospace, Inc. dated June 25, 1998. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed with the SEC July 2, 1998.)
10.5*

Services Agreement, dated as of November 7, 1995, between IEL and Singapore Airlines Limited.  (Incorporated by reference to Exhibit 3.9 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 16, 1996.)

10.6*

Software License and Software Services Agreement, dated as of November 7, 1995, between IEL and Singapore Airlines Limited.  (Incorporated by reference to Exhibit 3.10 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 16, 1996.)

10.7

Sublease Agreement dated as of June 5, 1997, between IEL and Harrah's Operating Company, Inc.  (Incorporated by reference to Exhibit 3.11 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)

10.8

Consulting Agreement, dated as of April 30, 1997, between the Company and James P. Grymyr.  (Incorporated by reference to Exhibit 3.14 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)

10.9*

Software License Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Investment Company.  (Incorporated by reference to Exhibit 3.16 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)

10.10

Continuing Services Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Entertainment Company.  (Incorporated by reference to Exhibit 3.17 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)

10.11

Termination Agreement and Release, dated as of June 17, 1997, among the Company, SGI Holding Corporation Limited, IEL, Harrah's Interactive Investment Company, and Harrah's Interactive Entertainment Company.  (Incorporated by reference to Exhibit 3.21 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)

11.11

Investment Agreement dated September 22, 2001, between the Company and Asset China Investments Ltd.  (Incorporated by reference to Exhibit 11.11 to the Registrants Annual Report on Form 10-K (File No. 0-22622) as filed with the SEC on April 1, 2002

11.12

Investment Agreement dated November 1, 2001, between the Company and Lee John Associates.  (Incorporated by reference to Exhibit 11.12 to the Registrants Annual Report on Form 10-K (File No. 0-22622) as filed with the SEC on April 1, 2002

12.11	Annulment Agreement, dated as of April 10, 2001, between the Company and James P Grymyr. (Attached to this Annual Report on Form 10K as Exhibit 12.11)
12.12	Consulting Agreement, dated as of January 2, 2002, between the Company and Stephen M West . (Attached to this Annual Report on Form 10K as Exhibit 12.12)
12.13	Consulting Agreement, dated as of January 2, 2003, between the Company and Stephen M West . (Attached to this Annual Report on Form 10K as Exhibit 12.13)
27**	Financial Data Schedule

*Confidential treatment has been granted.

**Submitted herewith.

REPORTS FILED ON FORM 8-K

02.01	Dated January 24, 2002. Other Events include Press Release dated January 23, 2002
02-02	Dated February 22, 2002. Other Events include Press Release dated February 21, 2002
02-03	Dated March 22, 2002. Other Events include Press Release dated March 21, 2002
02-04	Dated April 23, 2002. Other Events include Press Release dated April 22, 2002
02-05	Dated May 20, 2002. Other Events include Press Release dated May 16, 2002
02-06	Dated June 13, 2002. Other Events include Press Release dated June 13, 2002
02-07	Dated July 19, 2002. Other Events include Press Release dated July 19, 2002
02-08	Dated August 19, 2002. Other Events include Press Release dated August 15,2002
03-01	Dated September 23, 2003. Other Events include Press Release dated September 22, 2003

REPORTS FILED ON FORM 6-K

04-01	Dated March 1, 2004. Other events include Press Release dated March 1, 2004
05-01	Dated March 31, 2005. Other events include Press Release dated March 28, 2005
05-02	Dated June 17, 2005. March 31, 2005 Quarterly Report dated May 15, 2005
05-03	Dated August 12, 2005. June 30, 2005 Quarterly Report dated August 8, 2005
05-04	Dated November 17, 2005. September 30, 2005 Quarterly Report dated November 14, 2005

CERTIFICATES

4.1	FORM 20F ANNUAL REPORT CERTIFICATION
4.2	SECTION 906 CERTIFICATION

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CERTIFIES THAT IT MEETS ALL THE REQUIRMENTS FOR FILING ON FORM 20-F, AND HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

CREATOR CAPITAL LIMITED

/s/  Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

Chairman & Director

Dated:  December 7, 2006

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

Date: December 7, 2006	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman & Director

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

Date: December 7, 2006	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman and Director Acting in the Capacity of Chief Financial Officer

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