Form 20-F
period 2006-12-31
CREATOR CAPITAL LTD
filed 2007-06-29
CIK 882537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(MARK ONE)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2006

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _______________.

COMMISSION FILE NO. 001-14611

 (formerly known as INTERACTIVE ENTERTAINMENT LIMITED)

(Exact name of registrant as specified in its charter)

BERMUDA

(Jurisdiction of Incorporation)

Canon’s Court, 22 Victoria Street  Hamilton HM EX  Bermuda

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
Title of each class Common Stock, Par Value $0.01per share ("Common Stock")	Name of each exchange on which registered OTC Bulletin Board

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: None

The number of shares outstanding of the issuer's Common Stock, as of December 31, 2006:

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

Item 17:  [X]       Item 18:  [  ]

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F/A

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS		1
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
A.	Directors and Senior Management	1
B.	Advisers	1
C.	Auditors	1
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3 - KEY INFORMATION		1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	3
ITEM 4 - INFORMATION ON THE COMPANY		3
A.	History and Development of the Company	3
B.	Business Overview	4
C.	Organizational Structure	10
D.	Property, Plants and Equipment	11
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS		11
A.	Operating Results	11
B.	Liquidity and Capital Resources	13
C.	Research and Development, Patents and Licenses, etc	14
D.	Trend Information	14
E.	Off-balance Sheet Arrangements	14
F.	Tabular disclosure of Contractual Obligations	14
G.	Safe Harbour	14
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		15
A.	Directors and Senior Management	15
B.	Compensation	15
C.	Board Practices	16
D.	Employees	17
E.	Share Ownership	17
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		18
A.	Major Shareholders	18
B.	Related Party Transactions	19
C.	Interests of Experts and Counsel	19
ITEM 8 - FINANCIAL INFORMATION		19
A.	Consolidated Statements and Other Financial Information	19
B.	Legal Proceedings	20
C.	Dividend Policy	20
D	Significant Changes	20
ITEM 9 - THE OFFERING AND LISTING		20
A.	Listing Details	20
ITEM 10 - ADDITIONAL INFORMATION		22
A.	Share Capital	22
B.	Memorandum and Articles of Association	22
C.	Material Contracts	22
D.	Exchange Controls	22
E.	Taxation	22
F.	Dividends and Paying Agents	24
G.	Statement by Experts	24
H.	Documents on Display	24
I.	Subsidiary Information	24
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		24
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		24
ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		24
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		25
ITEM 15 - CONTROLS AND PROCEDURES		25
ITEM 16 – AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES		25
A.	Audit Committee Financial Expert	25
B.	Code of Ethics	25
C.	Auditor’s Fees and Services	26
ITEM 17 - FINANCIAL STATEMENTS		26
A.	Financial Statements	26
B.	Financial Statements Schedule	26
C.	Exhibits	26

Exhibit 4.1 CERTIFICATION – Section 302 of Sarbanes–Oxley Act of 2002		30
Exhibit 4.2 CERTIFICATION – Section 906 of Sarbanes–Oxley Act of 2002		31

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS – 2006

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

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Deborah Fortescue-Merrin

Director, Chairman of the Board, President and C.E.O

Anastasia Kostoff-Mann

Director, Vice-President

Anthony Clements

Director

B. Advisers

Not applicable

C. Auditors

Amisano Hanson,  Chartered Accountants

Vancouver, B.C.,  Canada

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of Creator Capital Corporation (hereinafter “CCL”) for the fiscal years ended December 31, 2006, and 2005 and 2004 was extracted from the audited consolidated financial statements of CCL included in this annual report on Form 20F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial review and Prospects.

The attached financial data as at December 31, 2006, 2005 and 2004 were extracted from the audited financial statements of the Corporation.  Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

The financial statements of Creator Capital Limited are prepared in accordance with accounting principles and practices generally accepted in Canada, and the standards of the Public Company Accounting Oversight Board of the United States of America, with note disclosure on the differences between Canadian and US GAAP, as required by the United States Securities and Exchange Commission ("SEC").  Certain selected financial data is detailed in the Table below:

Form 20F Annual Report December 31, 2006

Under U.S. Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December31,
Balance Sheet Data	2006	2005	2004	2003	2002
(as at Period end)	$	$	$	$	$
Current Assets	23,108	44,188	73,567	141,484	236,300
Capital Assets	-	39,572	49,362	63,364	26,700
Intangible Assets	-	-	-	115,030
Long-term assets					115,030
Total Assets	23,108	83,760	122,929	319,878	378,030
Total Liabilities	1,850,031	1,781,040	1,516,571	1,474,436	1,233,031
Net Assets	(1,826,923)	(1,697,280)	(1,393,642)	(1,154,558)	(855,0010)
Capital Stock and Contributed Surplus	66,279,047	66,279,047	66,279,047	66,279,047	66,279,047
Deficit Accumulated
During the Development Stage	(68,301,803)	(67,976,327)	(67,672,689)	(67,433,605)	(67,134,048)

Statement of Operations

Gross Revenue	53,460	78,615	136,000	174,385	326,162
Gain (Loss) from Continuing Operations	(137,121)	(108,113)	(103,751)	(98,369)	(82,523)
Net Loss for the Period	(124,106)	(102,268)	(37,714)	(98,187)	(81,250)
Basic and Diluted Loss per Share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted-Average Number of
Common Shares Outstanding	88,053,365	90,795,037	90,795,037	90,795,037	73,878,000

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

Form 20F Annual Report December 31, 2006

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

The marketplace for the Sky Games® Interactive Gaming System, CCL’s main product line, is not well established.  However the Gaming Industry as a whole internationally is constantly undergoing changes, is intensely competitive, and is subject to changes in customer attitudes, morals and preferences.  New products are being developed continuously by the Gaming Industry in order to satisfy customer demands.  The Sky Games® Interactive Gaming System is one of those products.  Changes in International Governmental regulations and laws are in a constant state of flux, and could adversely affect the ability of the Airlines to install such a system.  Changes in policies of companies or banks that handle payment processing systems or credit card transactions for gaming industry could have an adverse impact on the operation of the Sky Games® System

RELIANCE ON EMPLOYEES

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

IEL (Singapore) Pte. Ltd. was struck off the Singapore Register of Companies, at the Company’s request, on September 23, 2000.  IIL (UK) was struck off the UK Companies House Register on May 6, 2003 following an application lodged by the Company on December 10, 2002.  On July 10, 2006, Sky Games® International Corporation ("SGIC") changed its name to Creator Capital (Nevada) Inc. (“CCL(US)”).

Form 20F Annual Report December 31, 2006

Unless the context otherwise requires, the term "Company" refers to Creator Capital Limited (“CCL”), and its wholly-owned subsidiaries, Creator Capital (Nevada) Inc. ("CCL(US)"), and Creator Island Equities Inc. (“CIEI(Canada)”).  Currently, CIEI(Canada) and CCL(US) are considered to be inactive.

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

B.

Business Overview

1.

Sky Games®

The Sky Games® Interactive Gaming System was developed to introduce gaming to international airline passengers.  The system is designed to enable users to play a number of casino-type games from their seats by way of a built-in, color, interactive, in-seat monitor.  The Company believed that an opportunity existed to introduce casino games on international air flights.  In April of 1996, the Company announced the signing of contracts for the provision of gaming services to Singapore Airlines (“SIA”).  The first flight with gaming was launched on June 1, 1998.  A second aircraft was added in mid-October, 1998.  Passenger participation was disappointing.  On November 12, 1998, the Company announced that it had been unable to attract the additional capital necessary for continued development of its Sky Games® inflight gaming business.  The Company also announced that it had discontinued all operations associated with the Sky Games® product line.  All employees were terminated as of November 13, 1998.  Those former employees that subsequently had been retained on a part-time contract basis to continue operations and support the Sky Play® product, are no longer associated with CCL.  Two former employees, through their corporate entity, eFlyte, had been contracted to attend to the Sky Play® business.  eFlyte terminated its contract with CCL as of April 22, 2001.  The technical aspect of the business is currently contracted outside the Company as necessary.

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

2.

Sky Play®

On January 13, 1998, CCL completed the acquisition of all the outstanding capital stock of Inflight Interactive Limited (“IIL”) in exchange for 500,000 shares of the Company’s $.01 par value common stock (the “Common Stock”).  IIL is a United Kingdom developer and provider of amusement games to the airline industry.  The acquisition was accounted for using the purchase method.  The games are marketed under the name Sky Play®.  As at December 31, 2006, the Sky Play® games were operating Sri Lankan Emirates Airways, and Japan Airlines.

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

Form 20F Annual Report December 31, 2006

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

4.

Failed Acquisition of ETV Channels On Demand Inc.

By a share purchase agreement dated March 6, 2006 the Company was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 common shares of the Company and one share purchase warrant entitling the holder to acquire 1,000,000 common shares of the Company at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  The terms of the Share Purchase Agreement were not fulfilled.

On November 17, 2006, the Company deemed the Agreement null and void due to failure of the Vendor to fulfill the terms.  A finder’s fee of 2,500,000 common shares to be earned-out based upon the same formula as the acquisition securities were to be issued.  With the failure of the Share Purchase Agreement, the finder’s fee also became null and void.

Form 20F Annual Report December 31, 2006

On November 30, 2006, CCL announced the execution of a Letter of Intent with Newmediacom Limited (“NMC”), of the United Kingdom, for the purpose of negotiating rights to certain services related to the provision of live, streamed, and downloadable video services to mobile devices and other video distribution and receiving technologies.

5.

Newmediacom

Newmediacom is one of five companies, which comprise the Phones International Group founded in 1998 by Peter Jones.  The Group provides a portfolio of core business offerings combining mobile logistics, distribution and fulfillment, configuration, content products and delivery and other related services within the mobile and wireless industries. Newmediacom was acquired by the Phones International Group early in 2004.  The company provides broadcast quality services and solutions that can be utilized in the mobile phone arena.  As at December 31, 2006 the Letter of Intent  had not yet resulted in a final Agreement.

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

November 5, 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

2.

Sky Games®

The U.S. Patent and Trademark Office has granted CCL the following federal registrations;

April 14, 1998

“Sky Games®” logo and the slogan "We Make Time Fly"

August 26, 2003

“Sky Games® International” “We Make Time Fly” and Design

February 21, 2006

“Casino Class”

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International”  “We Make time Fly” and Design

The Industry

According to Boeing Company's Current Market Outlook (CMO) for 2006, annualized world GDP is forecast to grow at an average of 3.1% per year over the next 20 years beginning in 2006, an increase of 0.2%.  Boeing also forecasts an increase of 0.1% in passenger traffic growth to 4.9% annually over the next 20 years. The report noted that, the total market potential for new commercial airplanes is 27,210, worth $2.6 trillion in 2005 US Dollars.  The fleet will grow from 17,330 aircraft in 2005 to a total worldwide fleet of 35,970 in 2025.

Boeing estimates that approximately 26% of these new aircraft will be intermediate (twin-aisle) and large aircraft.  Of that 26%, deliveries of 747-size or larger aircraft will decrease to 3% from 4%, while deliveries of intermediate size (twin-aisle) aircraft will increase from 21% to 23%.  IMDC forecasts 5,569 aircraft deliveries of 100 seats (or more) from 2006-2011.  100% of twin-aisle aircraft and more than 70% of single-aisle aircraft are expected to be delivered with IFE between 2006-2011 with overall penetration of 76%.  CCL believes these forecasts represent a substantial market for IFE systems and inflight content over the long-term.

The resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 4.8 percent and air cargo growth of 6.3 percent over the past 20 years. This growth was founded on world economic growth of 2.9 percent and further stimulated by liberalization of market regulations in many countries. Looking ahead over the next 20 years, the world economy is set to grow at 3.1 percent.

Looking ahead, IMDC Market Outlook for Inflight Technologies (2006-2011) has calculated that passenger traffic continues to grow at 6.2%. The Middle-East and Asia-Pacific regions’ traffic are growing at the fastest rates of  6.9% and 6.4% respectively.  Boeing’s CMO 2006 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

Form 20F Annual Report December 31, 2006

The introduction and acceptance of portable (non embedded or installed) IFE units is growing steadily.  The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger.  Boeing has found that there is a shifting balance toward smaller twin-aisle airplanes in the future is driven by passengers who prefer to travel directly between their points of origin and destination.

Medium, and long-range markets are primarily served with twin-aisle and large airplanes.  The Airlines are able to provide more economical service on an increasing number of these routes through the improvement in operating economics of each new generation of airplane.  However, scheduling constraints and market regulations in a few of the world’s intercontinental markets limit the number of possible flights any one airline can offer.  On these routes and those with particularly high demand, airplanes of 747 size and larger will be required.  Good examples of such routes would be Singapore or Hong Kong to London Heathrow.

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO 2006 – annual passenger traffic will grow by 6.4 % in the Asia Pacific region; 5.8% in the Transpacific Region; 3.6% within North America; 3.4% within Europe; 6.9% within Latin America; 8.8% within China.  IMDC also states that key growth markets will be China and India.  However, the longer haul, twin aisle market will remain the focus for CCL’s Sky Games.

Airline expenditure on Inflight Technologies (IFT) is expected to total US$11,922 billion between 2006-2011.  Airline losses are expected to reduce to $3.0bn in 2006, with profitability of $7.2bn now expected in 2007.  Total aircraft market penetration of IFE during 2006 is 46.1%, an increase of 2.8% compared to penetration in 2003.

An observation by Sally Gethin in her March 2007 article in Aircraft Interiors International “All bets are off?” confirms CCL’s research and conclusions regarding the potential of Gaming on International airlines:  She states that gaming is a numbers game:  “Gambling over existing airline IFE systems could provide phenomenal returns for airlines – higher even than existing games offered on board according to research conducted by IMDC, which provides forecasting and surveys for airlines and IFE manufacturers.”

Gethin also quotes the 1995 Department of Transportation report to the US Congress, which CCL has already utilized in its research and quoted in many of its forecasts.  The report states that potential earnings of US$1 million per aircraft per annum are indeed possible.  Any airline with an Atlantic and Pacific fleet numbering 267 aircraft (average size of US international and national airline fleets at the time) could therefore recoup a gross of US$267 million a year.

Gethin also mentions CCL in the article under its former name;  “During the 1990s, a company called IEL offered low stakes inflight gambling to the international airline business and worked with Singapore Airlines to install the necessary software. This was short-lived due to incompatibility issues with the software and the IFE hardware, which impacted upon reliability.”  Such incompatibilities no longer exist.  Technology has improved to the point of offering not only much more sophisticated, embedded hardware, but also the very viable option of portable units.  Such portability echoes of CCL’s initial concept of a portable gaming device, which could be issued on the aircraft in exactly the same manner as the portable IMS Pea in the Pod and the DigePlayers are issued today.

Competition

There are currently seven major competitors supplying the inflight interactive PC games marketplace:  Creator Capital, DTI, eFlyte, Inflight Digital, Intergame, Nintendo, and Western Outdoor Interactive.

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

Form 20F Annual Report December 31, 2006

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

Form 20F Annual Report December 31, 2006

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

Major Customers

The Company’s Sky Play® customers include, Japan Air Lines, and Sri Lankan Airways.

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

Form 20F Annual Report December 31, 2006

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

Failed acquisition - ETV Channels on Demand, Inc.

By a share purchase agreement dated March 6, 2006 CCL was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 CCL common shares and one share purchase warrant entitling the holder to acquire 1,000,000 CCL common shares at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  The terms of the Share Purchase Agreement were not fulfilled.  On November 1, 2006,CCL deemed the Agreement null and void due to the failure of the Vendor to fulfill the terms.  A finder’s fee of 2,500,000 CCL common shares to be earned-out based upon the same formula as the acquisition securities were to be issued.  With the failure of the Share Purchase Agreement, the finder’s fee also became null and void.

Newmediacom

As of December 31, 2006, the Letter of Intent with Newmediacom Limited (“NMC”), of the United Kingdom, for the purpose of negotiating rights to certain services related to the provision of live, streamed, and downloadable video services to mobile devices and other video distribution and receiving technologies had not yet resulted in a final Agreement.

C.

ORGANIZATIONAL STRUCTURE

The following chart outlines CCL’s corporate structure

Currently, CCL’s 100% wholly owned subsidiaries, Creator Capital (Nevada), Inc. and CIEI (Canada), are  inactive.

Form 20F Annual Report December 31, 2006

D.

 PROPERTY, PLANTS AND EQUIPMENT

		2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,929	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

OPERATING RESULTS

	Twelve Months Ended December 31
	2006		2005	2004	2003	2002

Statement of Operations Data:
Gain/Loss before
extraordinary item	$ (137,121)		$ (108,113)	$ (103,751)	$ (98,187)	$ (81,250)
Extraordinary (gain)loss	(13,015)		5,845	66,037	-	-
Net Gain/Loss	(124,106)		(102,268)	(37,714)	(98,187)	(81,250)

Gain/Loss per share before
extraordinary item	(0.00)		(0.00)	(0.00)	(0.00)	(0.00)
Extraordinary item	-		-	-	-	-
Loss per share	(0.00)		(0.00)	(0.00)	(0.00)	(0.00)

Weighted number of common
shares outstanding	88,053,365		90,795,037	90,795,037	90,795,037	73,878,000

Number of common shares
outstanding at period end	88,053,365		90,795,037	90,795,037	90,795,037	90,795,037
(in thousands except per share and share data)

		As of December 31, (in thousands of dollars)
		2006	2005	2004	2003	2002
Balance Sheet Data:
	Working capital (deficit)	$ (1,827)	$ (1,737)	$ (1,394)	$ (1,267)	$ (930)
	Total assets	23	84	122	319	378
	Long term debt				66	66
	Redeemable preferred stock
	Class A	0	0	0	0	0
	Class B

	Shareholders' equity
	(deficit)	(1,827)	(1,697)	(1,393)	(1,155)	(855)
	Equity (deficit) per
	common share	(0.02)	(0.02)	(0.05)	(0.01)	(0.00)

Form 20F Annual Report December 31, 2006

Twelve Months Ended December 31, 2006 and December 31, 2005

Revenue decreased from $78,615 to $53.460.

Consulting expenses increased by $6,331.

Depreciation and amortization expenses decreased to zero with the writing off the impaired website asset.

General and administrative expenses increased by $12,719.

Continued maintenance of the long term registrations and various business trademarks resulted in decreasing Legal expenditures by $3,860.

$46,828 was received for Note Receivable that was written off several years ago. $8,083 of Accumulated interest on the Note Receivable was also received.

The Website Asset, as recorded on the Balance Sheet at $39,572 as at 2005, was determined during the year as being impaired.  The $39,572 was removed from the 2006 Balance Sheet.

Twelve Months Ended December 31, 2005 and December 31, 2004

Revenue decreased from $136,000 to $78,615.  The revenue decrease is due to a decrease in the number of airline clients.

The Bad Debt expensed in 2003 was recovered during 2004, but the Virgin Atlantic Airways receivable was written off.

Consulting expenses increased by $3,698.

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

Form 20F Annual Report December 31, 2006

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

B.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had a working capital deficit of $1,826,923.  Of this, $1,661,715 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred Shares.  Without said accrued dividends, the working capital would have been a deficit of $165,208.  The Company’s net cash position is $12,275.  This reflects the fact that the cash generated from operations is the Company’s primary source of operations funding.

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

Form 20F Annual Report December 31, 2006

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

November 5 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

2.

Sky Games®

The U.S. Patent and Trademark Office has granted CCL the following federal registrations;

April 14, 1998

“Sky Games®” logo and the slogan "We Make Time Fly"

August 26, 2003

“Sky Games® International” “We Make Time Fly” and Design

February 21, 2006

“Casino Class”

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International” “We Make Time Fly” and Design

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

Form 20F Annual Report December 31, 2006

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Principal Occupation	Term of Office
Anthony P Clements Age 61	Director	Investment Banker	Director 1992-Present
Deborah Fortescue-Merrin Age 51	President & C.E.O. Director	President of CCL President of North American Medical Services Inc.	Director 1995-1997 Director 1999-Present President 1999-Present
Anastasia Kostoff-Mann Age 59	Vice-President Director	Founder and Chairman Corniche Group of Companies	Director 1993-1996 Director 1999-Present

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

The following table sets forth all compensation for services in all capacities to the Company for the three most recently completed fiscal years in respect of each of the individuals who served as the Chief Executive Officer during the last completed fiscal year and those individuals who were, as of December 31, 2006, the executive officers of the Company whose individual total compensation for the most recently completed financial year exceeded $100,000 (collectively, the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

Form 20F Annual Report December 31, 2006

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended	Consulting fees ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)

Deborah Fortescue-Merrin Chairman	12/31/06 12/31/05 12/31/04 12/31/03 12/31/02 12/31/01 12/31/00 12/31/99	US$52,698 US$45,698 US$42,000 US$42,000 US$42,000 US$42,000 US$23,000 NIL	NIL NIL NIL NIL NIL NIL NIL NIL	NIL NIL NIL NIL NIL NIL NIL NIL	NIL NIL NIL NIL NIL NIL NIL	60,000

*by way of related consulting entity

The directors of the Company have not been granted any stock options since 2001.  As of November 17, 2006, all options granted on March 6, 2006 had been cancelled.

As at December 31, 2006 there were at total of 200,000 outstanding options to purchase common shares granted to the directors.  These options are exercisable at a range between $0.14 and $3.688 per share, and expire ten years after their respective date of grant.

TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term
				5%	10%
Tony Clements Deborah Merrin Anastasia Mann	10,000(1) 50,000(2) 10,000 10,000 10,000(1) 50,000(2) 10,000(1) 50,000(2)	$0.14000 $0.50000 $2.50000 $3.68800 $0.14000 $0.50000 $0.14000 $0.50000	09-10-09 09-10-09 05-17-08 10-17-07 09-10-09 09-10-09 09-10-09 09-10-09	xx xx xx xx xx xx xx xx	xx xx xx xx xx xx xx xx

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

Form 20F Annual Report December 31, 2006

Service Contracts

CCL does not currently have any service contracts or any other contracts with any of the members of the Board of Directors.

Audit Committee

The Audit Committee of the Board currently consists of Ms Fortescue-Merrin, and Mr Anthony Clements. The principal functions of the Audit Committee are to make recommendations to the Board regarding;  (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors;  (iii) to approve the scope of the annual audit activities of the independent auditors;  (iv) to approve the audit fee payable to the independent auditors;  (v) and to review such audit results. The audit committee did not hold any meetings during the fiscal year ended December 31, 2006.

Compensation Committee

The Compensation Committee currently consists of Mrs. Mann, and Mr Tony Clements.  The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2006.  For information on the duties and actions of the Compensation Committee, see "Report on Compensation."

Report on Compensation

Ms Deborah Merrin served as President & Chairman of the CCL in the fiscal year 2002.  She was compensated on a consulting basis, by way of a related consulting entity.  Compensation totaled US$ 52,698 during 2006, compared with US$ 45,698 during 2005, and US$ 42,000 during 2004, 2003, and 2002 respectively.

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

E.

SHARE OWNERSHIP

 As of May 1, 2002, based on information supplied to the Company, CCL's directors and executive officers as a group may be deemed to own beneficially (including shares purchased upon exercise of stock options and warrants, exercisable within 60 days) 0.28% of the outstanding shares of Common Stock.  To the knowledge of the directors and officers of the Company, the following directors and officers of the Company and owners of five percent (or more) of the outstanding Common Stock beneficially own the shares of Common Stock set forth below.

Name	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Anthony P. Clements (2) Deborah Fortescue-Merrin (3) Anastasia Kostoff-Mann (4)	80,000 – Options 60,000 – Options 48,500 – Direct 60,000 – Options	* * * *

*Less than 1%

Form 20F Annual Report December 31, 2006

(1)

Percent of class is determined by dividing the number of shares beneficially owned by the outstanding number of shares of the Company, and increased by options and warrants for 260,000 shares, which are currently exercisable.

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

A.

MAJOR SHAREHOLDERS

As of December 31, 2006, there were 246 shareholders of record in the United States holding a total of 30,512,252 of the 88,053,365 outstanding common shares of the Corporation.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*

CEDE & CO – United States**	10,923,584	12.41%
HARRAH’S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.82%

* Based upon 88,053,365 issued and outstanding common shares of the Company as of December 31, 2006

** Depository Trust Company holds shares on behalf of the beneficial owners whose identity is not known to the Company.

As of June 28, 2006, there were 246 shareholders of record in the United States holding a total of 30,512,252 of the 88,053,365 outstanding common shares of the Corporation.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

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

As of November 15, 2004, there were 244 shareholders of record in the United States holding a total of 32,400,952 of the 90,795,037 outstanding common shares of the Corporation.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

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

Form 20F Annual Report December 31, 2006

As of May 23, 2003, there were 219 shareholders of record in the United States holding a total of 31,375,351 of the 90,795,037 outstanding common shares of the Corporation.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

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

As of May 1, 2002, there were 217 shareholders of record in the United States holding a total of 24,138,641 of the 90,795,037 outstanding common shares of the Corporation.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

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

B.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $52,698

As at the Period end, the Company owed $29,487 (2005: $56,410) to a Director related entity.  A total of $29,487 had been incurred during the Period.  The amount represents accumulated outstanding expense reimbursements for various office supplies, services, and computer related costs.  The balance is included within the accounts payable and accrued liabilities accounts.  During the year ended December 31, 2006, $56,410 of the amount due to this related party was assigned to an unrelated company and subsequently settled pursuant to a debt settlement agreement.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CCL’s Audited Financial Statements for the year ended December 31, 2006 are included in Item 17 of this Annual Report.

These consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of company has suffered recurring losses from operations and has a net concern is dependent upon many factors, including the ability

Form 20F Annual Report December 31, 2006

of the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions.  These consolidated financial statements do no include any adjustments that might result from this uncertainty.

B.

LEGAL PROCEEDINGS;

CCL retained legal counsel in the matter of the termination, effective April 22, 2001, by eFlyte, LLC as the managers of the Sky Play® business, and subsequent actions by eFlyte, LLC and its principals.  In December 2002, the CCL initiated legal arbitration proceedings for breach of contract under the provisions of the management agreement with eFlyte, LLC.   In December 2003, a final date for the arbitration hearing was set for March 9 through 12th, 2004.  On March 11, 2004, the parties reached an agreement in principle whereby the Arbitration Process was resolved pursuant to a Confidential Settlement Agreement..   This agreement was completed on April 23, 2004

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs are claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs invested in a California company with no relationship to the Company.  The plaintiffs are seeking compensatory damages of $1,018,464, which is treble the amount of their investments, as well as related attorney’s fees.  The action is currently in the discovery stage and the Company has filed a motion to dismiss for lack of personal jurisdiction, which is currently pending with the Court.

Management of the Company believes the claim is without merit.

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

By a share purchase agreement dated March 6, 2006 CCL was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 CCL common shares and one share purchase warrant entitling the holder to acquire 1,000,000 CCL common shares at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  The terms of the Share Purchase Agreement were not fulfilled.  On November 1, 2006,CCL deemed the Agreement null and void due to the failure of the Vendor to fulfill the terms.  A finder’s fee of 2,500,000 CCL common shares to be earned-out based upon the same formula as the acquisition securities were to be issued.  With the failure of the Share Purchase Agreement, the finder’s fee also became null and void.

By agreements dated March 6, 2006, the Company granted 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share.  These share purchase options were to vest between 2006 and 2008 and expire on March 6, 2011.  As at September 1st, 2006, 6.5 million share purchase options issued in connection with the ETV Share Purchase Agreement were cancelled.  As at November 17, 2006 all remaining options granted on March 6, 2006 were cancelled.

ITEM 9.

THE OFFER AND LISTING

A.

LISTING DETAILS

Since August 3rd, 2005, the Company’s Common Shares have traded on the Pink Sheets under the symbol “CTORF”.  Prior to August 3rd, 2005 and since October 16, 2000 the Company’s Common Shares have traded on the OTC

Form 20F Annual Report December 31, 2006

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

Last Six Calendar Months:

Last Six Calendar Months
	High	Low
December 2006	$0.1100	$0.0800
November 2006	$0.1800	$0.0400
October 2006	$0.3000	$0.1200
September 2006	$0.3200	$0.1500
August 2006	$0.3500	$0.2500
July 2006	$0.4100	$0.2500

Each fiscal quarter within the last two years,

	Twelve Months Ended
	December 31, 2005		December 31, 2006
	High	Low	High	Low
First Quarter	$0.0700	$0.0450	$0.4000	$0.0280
Second Quarter	$0.0550	$0.0400	$0.2400	$0.6000
Third Quarter	$0.0450	$0.0270	$0.1500	$0.4100
Fourth Quarter	$0.0500	$0.0250	$0.0800	$0.3000

Last Five Full Financial Years

Last Five Full Financial Years
	High	Low
2006	$0.6000	$0.0280
2005	$0.0700	$0.0250
2004	$0.2000	$0.0250
2003	$0.2000	$0.0200
2002	$0.4700	$0.0350

Form 20F Annual Report December 31, 2006

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

Form 20F Annual Report December 31, 2006

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

Form 20F Annual Report December 31, 2006

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

F.

DIVIDENDS AND PAYING AGENTS

Not applicable

G.

STATEMENT BY EXPERTS

Not Applicable

H.

DOCUMENTS ON DISPLAY

The documents described herein may be inspected at the Registered Office of the Corporation during normal business hours, at:

Canon’s Court, 22 Victoria Street;

Hamilton HM12; Bermuda,

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

Not Applicable

Form 20F Annual Report December 31, 2006

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIY HOLDERS AND USE OF

PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.

Our principal executive officer and principal financial officer, based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c)) under the Securities Exchange Act of 1934 (“Exchange Act”) as of the year ended December 31, 2006, have concluded that our disclosure controls and procedures are effective for the purposes set forth in the definition in Exchange Act rules.

(b)  Changes in internal controls.

There were no changes that occurred during our last fiscal quarter ending December 31, 2006 that materially affected, or are likely to affect our internal control over financial reporting.

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

Form 20F Annual Report December 31, 2006

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

(a) Audit fees	2006	2005
	$ 20,000 (accrued)	$ 17,829

(b) Non-audit-related fees	2006	2005
	$ -	$ -

(c)     Tax fees - No compensation was paid to Amisano Hanson for tax compliance, tax advice and tax planning in fiscal 2004 or 2003.

(d) All other fees	2006	2005
	$ -	$ -

ITEM 17.

FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2005 have been audited by an accounting firm registered with the PCAOB.  The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Canadian generally accepted accounting principles.

A.

Financial Statements

Consolidated Balance Sheets at December 31, 2006 and December 31, 2005.

Consolidated Statements of Operations for:

  Twelve Months Ended December 31, 2006

  Twelve Months Ended December 31, 2005

  Twelve Months Ended December 31, 2004

Consolidated Statements of Shareholder's Equity

  December 31, 2001 through December 31, 2006

Statements of Cash Flow

  Twelve Months Ended December 31, 2006

  Twelve Months Ended December 31, 2005

  Twelve Months Ended December 31, 2004

Notes to Consolidated Financial Statements

B.

Financial Statement Schedule

Form 20F Annual Report December 31, 2006

C.

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

Form 20F Annual Report December 31, 2006

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

12.11	Annulment Agreement, dated as of April 10, 2001, between the Company and James P Grymyr. (Attached to this Annual Report on Form 10K as Exhibit 12.11)
12.12	Consulting Agreement, dated as of January 2, 2002, between the Company and Stephen M West . (Attached to this Annual Report on Form 10K as Exhibit 12.12)
12.13	Consulting Agreement, dated as of January 2, 2003, between the Company and Stephen M West . (Attached to this Annual Report on Form 10K as Exhibit 12.13)
27**	Financial Data Schedule

*Confidential treatment has been granted.

**Submitted herewith.

REPORTS FILED ON FORM 8-K

02.01	Dated January 24, 2002. Other Events include Press Release dated January 23, 2002
02.02	Dated February 22, 2002. Other Events include Press Release dated February 21, 2002
02.03	Dated March 22, 2002. Other Events include Press Release dated March 21, 2002
02.04	Dated April 23, 2002. Other Events include Press Release dated April 22, 2002
02.05	Dated May 20, 2002. Other Events include Press Release dated May 16, 2002
02.06	Dated June 13, 2002. Other Events include Press Release dated June 13, 2002
02.07	Dated July 19, 2002. Other Events include Press Release dated July 19, 2002
02.08	Dated August 19, 2002. Other Events include Press Release dated August 15,2002
03.01	Dated September 23, 2003. Other Events include Press Release dated September 22, 2003

Form 20F Annual Report December 31, 2006

REPORTS FILED ON FORM 6-K

04.01	Dated March 1, 2004. Other events include Press Release dated March 1, 2004
05.01	Dated March 31, 2005. Other events include Press Release dated March 28, 2005
05.02	Dated June 17, 2005. Quarterly Report March 31, 2005 dated May 15, 2005
05.03	Dated August 12, 2005. June 30, 2005 Quarterly Report dated August 8, 2005
05.04	Dated November 17, 2005. Quarterly Report September 30, 2005 dated November 14, 2005
06.01	Dated March 13, 2006. Other events include Press Release dated March 8, 2006
06.02	Dated March 17, 2006. AGM Notice of 2005 Other events include dated March 9, 2006
06.03	Dated March 27, 2006. AGM Notice of 2004 Other events include dated December 21, 2004
06.04	Dated April 5, 2006. Other events include Press Release dated April 3, 2006
06.05	Dated May 16, 2006. Quarterly Report March 31, 2006 dated May 15, 2005
06.06	Dated June 14, 2006. Other events include Press Release dated June 14, 2006
06.07	Dated June 21, 2006. Other events include Press Release dated June 21, 2006
06.08	Dated August 9, 2006. Other events include Press Release dated August 8, 2006
06.09	Dated August 16, 2006. Quarterly Report June 30, 2006 dated August 14, 2006
06.10	Dated October 27, 2006 Other events include Press Release dated October 27, 2006
06.11	Dated November 16, 2006. Quarterly Report September 30, 2006 dated November 14, 2006
06.12	Dated November 27, 2006. Other events include Press Release dated November 22, 2006
06.13	Dated December 4, 2006. Other events include Press Release dated November 30, 2006
06.14	Dated December 11, 2006. Other events include Press Release dated December 6, 2006
06.15	Dated December 11, 2006. Quarterly Report (Amended) June 30, 2006 dated December 7, 2006

CERTIFICATES

4.1	CERTIFICATION – Section 302 of Sarbanes-Oxley Act of 2002
4.2	CERTIFICATION – Section 906 of Sarbanes-Oxley Act of 2002

Form 20F Annual Report December 31, 2006

EXHIBIT 4.1

CERTIFICATION

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Deborah Fortescue-Merrin, certify that:

1.

I have reviewed this annual report on Form 20-F of Creator Capital Limited;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.

The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 30, 2007	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman & Director

Form 20F Annual Report December 31, 2006

EXHIBIT 4.2

CERTIFICATION

PURSUANT TO 18 U.S.C. §1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

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

In connection with the Annual Report of Creator Capital Limited (the “Company”) on Form 20-F for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”):

I, Deborah Fortescue-Merrin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Creator Capital Limited and will be retained by Creator Capital Limited, and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 30, 2007	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman and Director Acting in the Capacity of Chief Financial Officer

This certification is furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a -14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as an exhibit to the Report.

Form 20F Annual Report December 31, 2006

CREATOR CAPITAL LIMITED

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Stated in US Dollars)

____________________________________________________________________________

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,

Creator Capital Limited

We have audited the consolidated balance sheets of Creator Capital Limited as of December 31, 2006 and 2005 and the consolidated statements of operations, cash flows and stockholders’ deficiency for the years ended December 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Creator Capital Limited as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 26, 2007	CHARTERED ACCOUNTANTS

Comments by Auditors for Canadian Readers on U.S.- Canada Reporting Conflict

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt about a company’s ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying consolidated financial statements, the Company has not yet achieved profitable operations, has accumulated significant losses since inception and has a working capital deficiency of $1,826,923 at December 31, 2006, which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Vancouver, Canada
April 26, 2007	CHARTERED ACCOUNTANTS

750 WEST PENDER STREET, SUITE 604 TELEPHONE: 604-689-0188
VANCOUVER CANADA FACSIMILE: 604-689-9773
V6C 2T7 E-MAIL: amishan@telus.net

______________________________________________________________________________________

______________________________________________________________________________

CREATOR CAPITAL LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

(Stated in US Dollars)

ASSETS		2006	2005

Current
Cash		$ 12,275	$ 34,355
Accounts receivable		5,365	9,365
Prepaid expenses		5,468	468

		23,108	44,188

Equipment – Note 4		-	39,572

		$ 23,108	$ 83,760

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 10		$ 98,802	$ 158,135
Accrued dividend payable – Note 6		1,661,715	1,535,178
Notes payable – Note 5		89,514	87,727

		1,850,031	1,781,040

STOCKHOLDERS’ DEFICIENCY

Capital stock – Notes 6 and 7
Authorized:
3,000	Class A preferred shares, $0.01 par value, 2,237 shares outstanding (2005: 2,237 shares)	22	22
5,000,000	Class B preferred shares, $0.01 par value, Nil shares outstanding (2005: Nil shares)
100,000,000	common shares, $0.01 par value, 88,053,365 shares outstanding (2005: 90,795,037 shares)	880,534	907,950
Additional paid-in capital		65,594,324	65,371,075
Accumulated deficit		(68,301,803)	(67,976,327)

		(1,826,923)	(1,697,280)

		$ 23,108	$ 83,760

Nature and Continuance of Operations – Note 1

Commitments – Notes 6 and 7

APPROVED BY THE DIRECTORS:

/s/ Deborah Fortescue-Merrin	Director	/s/ Anthony Clements	Director
Deborah Fortescue-Merrin		Anthony Clements

SEE ACCOMPANYING NOTES

__________________________________________________________________________________

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2006, 2005 and 2004

(Stated in US Dollars)

	2006	2005	2004

Revenue
Sky Play sales	$ 53,460	$ 78,615	$ 136,000

Operating expenses
Bad debt expense	-	520	35,277
Consulting fees – Note 9	52,029	45,698	42,000
Depreciation and amortization	-	9,790	14,002
General and administrative	131,398	118,679	130,949
Legal fees	7,154	11,014	9,294
Marketing	-	1,027	8,229

	190,581	186,708	239,751

Loss from operations before income	(137,121)	(108,113)	(103,751)

Other income:
Interest income	1,041	845	165
Interest income on note previously written-off	8,083	-	-
Recovery of note previously written-off	46,828	-	-
Write-down of accounts payable	-	-	147,123
Expense recovery	-	5,000	33,779
Impairment of intangible asset – Note 13	-	-	(115,030)
Impairment of equipment – Note 4	(39,572)	-	-
Withholding tax	(3,365)	-	-

Net loss for the year	$ (124,106)	$ (102,268)	$ (37,714)

Basic and diluted loss per share
Numerator for basic and diluted loss per share:
Net loss	$ (124,106)	$ (102,268)	$ (37,714)
Preferred stock dividends	(201,370)	(201,370)	(201,370)

Loss to common shareholders	$ (325,476)	$ (303,638)	$ (239,084)

Denominator for basic and diluted loss per share
Weighted average shares outstanding	88,336,654	90,795,037	90,795,037

Net loss per share	$ (0.00)	$ (0.00)	$ (0.00)

SEE ACCOMPANYING NOTES

_______________________________________________________________________________________________________________

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

for the years ended December 31, 2006 and 2005

(Stated in US Dollars)

	Class A
	Preferred Stock	Common Stock			Additional
	Number		Number of		Paid-in	Accumulated
	of Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2003	2,237	$ 22	90,795,037	$ 873,027	$ 65,405,998	$ (67,433,605)	$ (1,154,558)
Net loss	-	-	-	-	-	(37,714)	(37,714)
Preferred stock dividends	-	-	-	-	-	(201,370)	(201,370)

Balance, December 31, 2004	2,237	22	90,795,037	873,027	65,405,998	(67,672,689)	(1,393,642)
Net loss	-	-	-	-	-	(102,268)	(102,268)
Preferred stock dividends	-	-	-	-	-	(201,370)	(201,370)

Balance, December 31, 2005	2,237	$ 22	90,795,037	$ 873,027	$ 65,405,998	$ (67,976,327)	$ (1,697,280)
Returned to Treasury – Note 6	-	-	(3,525,000)	(35,250)	35,250	-	-
Issued pursuant to debt settlement agreements Note 6	-	-	783,328	7,834	187,999	-	195,833
Net loss	-	-	-	-	-	(124,106)	(124,106)
Preferred stock dividends	-	-	-	-	-	(201,370)	(201,370)

Balance, December 31, 2006	2,237	$ 22	88,053,365	$ 880,534	$ 65,594,324	$ (68,301,803)	$ (1,826,923)

SEE ACCOMPANYING NOTES

_____________________________________________________________________________________

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2006, 2005 and 2004

(Stated in US Dollars)

	2006	2005	2004

Operating Activities
Net loss for the year	$ (124,106)	$ (102,268)	$ (37,714)
Reconciliation of net loss to net cash used in operating activities
Depreciation and amortization	-	9,790	14,002
Write-down of accounts payable	-	-	(147,123)
Impairment of intangible assets	-	-	115,030
Impairment of equipment	39,572	-	-
Changes in non-cash working capital items:
Accounts receivable	4,000	15,405	29,730
Prepaid expenses	(5,000)	3,525	47,174
Accounts payable and accrued liabilities	61,667	72,294	3,388
Accrued dividends payable	201,370	195,770	178,870

	177,503	194,516	198,357

Financing Activities
Increase (decrease) in notes payable	1,787	(3,595)	7,000
Increase in preferred stock dividend	(201,370)	(201,370)	(201,370)

	(199,583)	(204,965)	(194,370)

Net increase (decrease) in cash and cash equivalents	(22,080)	(10,449)	3,987

Cash, beginning of the year	34,355	44,804	40,817

Cash, end of the year	$ 12,275	$ 34,355	$ 44,804

Supplemental cash flow information
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

Non-cash Transaction – Note 14

SEE ACCOMPANYING NOTES

__________________________________________________________________________________

CREATOR CAPITAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

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

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $68,301,803 since its inception, has a working capital deficiency of $1,826,923 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

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

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in US Dollars) – Page 2

____________________________________________________________________________________

Note 2

Summary of Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc. (formerly Sky Games International Corp.) (a Nevada corporation); and

Creator Island Equities Inc. (a British Columbia corporation).

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

c)

Website Development Costs

Website development costs relate to costs incurred to develop a website and meet the criteria for deferral.  The costs are being amortized over the estimated life of the website are subject to an annual impairment assessment.

d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

e)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in US Dollars) – Page 3

____________________________________________________________________________________

Note 2

Summary of Significant Accounting Policies – (cont’d)

amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

f)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable and collectibility is reasonably assured.

Revenue for Sky Play is recognized each month upon invoicing.

g)

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

h)

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

i)

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

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in US Dollars) – Page 4

____________________________________________________________________________________

Note 3

Acquisition of ETV Channels On Demand Inc.

By a share purchase agreement dated March 6, 2006 the Company was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 common shares of the Company and one share purchase warrant entitling the holder to acquire 1,000,000 common shares of the Company at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  The terms of the Share Purchase Agreement were not fulfilled.  On November 17, 2006, the Company deemed the Agreement null and void due to failure of the Vendor to fulfill the terms.  A finder’s fee of 2,500,000 common shares to be earned-out based upon the same formula as the acquisition securities were to be issued.  With the failure of the Share Purchase Agreement, the finder’s fee also became null and void.

Note 4

Equipment

	2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

During the year ended December 31, 2006, the Company determined that the website was impaired and recorded an impairment loss of $39,572, which is included in accumulated amortization.

	2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	37,127	39,572

	$ 505,493	$ 465,921	$ 39,572

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in US Dollars) – Page 5

____________________________________________________________________________________

Note 5

Notes Payable

	2006	2005

Unsecured, bearing interest at the 1-year Treasury yield rate	$ 44,700	$ -
Unsecured, bearing interest at 12% per annum	3,814	3,405
Unsecured and non-interest bearing	41,000	84,322

	$ 89,514	$ 87,727

These notes are past due and, consequently, are classified as current liabilities.

Note 6

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

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2006 and 2005, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2006, 2005 and 2004 were $201,370, $201,370, and $201,370, respectively.  They remain unpaid and are in arrears.

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

At December 31, 2006, Nil (2005: 3,525,000) common shares were held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares expired in a prior year.  On February 13, 2006, these shares were returned to Treasury.

By agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in US Dollars) – Page 6

____________________________________________________________________________________

Note 7

Stock Options

The following table summarizes the stock options outstanding at December 31, 2006:

Price	Number Outstanding	Number Exercisable	Expiry Date

$3.68	10,000	10,000	October 17, 2007
$2.50	10,000	10,000	May 17, 2008
$0.14	40,000	40,000	September 10, 2009
$0.50	380,000	380,000	September 10, 2009

	440,000	440,000

A summary of the Company’s stock option activity and related information as follows:

	2006		2005
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of the year	950,000	$0.50	950,000	$0.50
Expired	(510,000)	$0.42	-	$ -

Outstanding and exercisable, end of the year	440,000	$0.59	950,000	$0.50

By agreements dated March 6, 2006, the Company granted 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share.  These share purchase options were to vest between 2006 and 2008 and expire on March 6, 2011.  With the failure of the Share Purchase Agreement these became null and void.

Note 8

Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs are claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs invested in a California company with no contractual relationship to the Company.  The plaintiffs are seeking compensatory damages of $1,018,464, which is treble the amount of their investments, as well as related attorney’s fees.  The action is currently in the discovery stage and the Company has filed a motion to dismiss for lack of personal jurisdiction, which is currently pending in the Court.

Management of the Company believes the claim is without merit.

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in US Dollars) – Page 7

____________________________________________________________________________________

Note 9

Income Taxes

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.  Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation.  The Company currently maintains a permanent establishment in Canada.  Tax carry-forwards in taxable jurisdictions has not been determined.  Deferred tax assets, if any, would be fully reserved.  There are no income tax provisions, benefits, liabilities or assets reflected in the accompanying consolidated financial statements.

Note 10

Related Party Transactions

A company controlled by the President of the Company provides consulting services to the Company.  During the year ended December 31, 2006, the Company incurred $52,029 in consulting fees (2005: $45,698; 2004: $42,000) charged by a company controlled by the President of the Company.

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Included in accounts payable is $29,487 (2005: $56,410) due to a company controlled by the President of the Company.  The amounts due to this related party represent unpaid consulting fees and expense reimbursements.  This amount is unsecured, non-interest bearing and has no specific terms for repayment.  During the year ended December 31, 2006, $56,410 of the amount due to this related party was assigned to an unrelated company and then settled pursuant to a debt settlement agreement (Note 6).

Note 11

Economic Dependence

During the year ended December 31, 2006, two customers accounted for 89.81% and 10.2%, respectively, of total sales.  During the year ended December 31, 2005, two customers accounted for 61.1% and 38.9% respectively of total sales. During the year ended December 31, 2004, three customers accounted for 35.3%, 33.1% and 31.1% respectively of total sales.

Note 12

Segmented Information

Details of identifiable revenues by geographic segments are as follows:

	2006	2005	2004

Asia	$ 48,000	$ 48,000	$ 93,750
Middle East	5,460	30,615	42,250

	$ 53,460	$ 78,615	$ 136,000

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in US Dollars) – Page 8

____________________________________________________________________________________

Note 13

Impairment of Intangible Asset

During the year ended December 31, 2003, the Company acquired a license to operate one of two major soccer betting lottery locations in Guangzhou City, Guangdong Province, People’s Republic of China.  The license was recorded at cost.  During the year ended December 31, 2004, the Company abandoned the license and reduced the carrying value to Nil.

Note 14

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2006, the Company settled accounts payable of $121,000 and dividends payable of $74,833 by issuing 783,328 common shares of the Company.  During the year ended December 31, 2003, the Company acquired the Chinese Lottery License for $115,030, which was paid in the year ended December 31, 2002, pursuant to an amended investment agreement.  These transactions have been excluded from the statement of cash flows.

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

The Company’s Canadian GAAP does not differ in any material respects from US GAAP.

Note 16

New United States of America Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in US Dollars) – Page 9

____________________________________________________________________________________

Note 16

New United States of America Accounting Standards – (cont’d)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

In December 2006, the FASB issued FASB Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

Note 17

Comparative Figures

Certain December 31, 2005 comparative figures have been reclassified to conform with the presentation used in the current year.