Form 20-F
period 2007-12-31
CREATOR CAPITAL LTD
filed 2008-08-15
CIK 882537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(MARK ONE)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2007

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 159D0 OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report ______________.

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

The number of shares outstanding of the issuer's Common Stock, as of December 31, 2007:

87,467,288

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes:   [X]        No:   [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued

Other [X]]

by the International Accounting Standards Board [  ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17:  [X]       Item 18:  [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes:   [  ]        No:   [X]

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

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

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Deborah Fortescue-Merrin

Director, Chairman of the Board, President and C.E.O

Anastasia Kostoff-Mann

Director, Vice-President

Anthony Clements

Director

B. Advisers

Not applicable

C. Auditors

BDO Dunwoody LLP  Chartered Accountants

Vancouver, B.C.,  Canada

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of Creator Capital Corporation (hereinafter “CCL”) for the fiscal years ended December 31, 2007, and 2006 and 2005 was extracted from the audited consolidated financial statements of CCL included in this annual report on Form 20F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial review and Prospects.

The attached financial data as at December 31, 2007, 2006 and 2005 were extracted from the audited financial statements of the Corporation.  Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP in U.S. dollars. Additional information is presented to show the differences which would result from the application of US GAAP to the Company’s financial information. Refer to Note 17 of the audited consolidated financial statements included herein for a discussion of the material difference between Canadian GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

Form 20F Annual Report December 31, 2007

Certain selected financial data is detailed in the Table below:

Under Canadian  Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December31,
Balance Sheet Data	2007	2006	2005	2004	2003
(as at Period end)	$	$	$	$	$
Current Assets	14,559	23,108	44,188	73,567	141,484
Capital Assets	-	-	39,572	49,362	63,364
Intangible Assets	-	-	-	-	115,030
Long-term assets	-	-	-	-	-
Total Assets	14,559	23,108	83,760	122,929	319,878
Total Liabilities	4,993,241	4,333,205	4,296,076	3,898,519	3,750,449
Net Assets	(4,978,682)	(4,310,097)	(4,212,316)	(3,508,156)	(3,430,571)
Capital Stock and Contributed Surplus	64,557,832	64,237,437	64,041,604	64,041,604	64,041,604
Deficit	(69,536,514)	(68,735,850)	(65,253,920)	(67,817,194)	(67,472,175)

Statement of Operations

Gross Revenue	63,870	53,460	78,615	136,000	174,385
Loss from operations before other items	(414,374)	(176,693)	(108,113)	(103,751)	(98,369)
Net and comprehensive loss for the year	(800,634)	(481,930)	(436,726)	(345,019)	(381,976)
Basic and Diluted Loss per Share	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted-Average Number of
Common Shares Outstanding	87,809,166	88,336,654	90,795,037	90,795,037	90,795,037

Form 20F Annual Report December 31, 2007

Under US Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,		December 31,	December31,
Balance Sheet Data	2007	2006	2005		2004	2003
(as at Period end)	$	$	$		$	$
Total Assets	14,559	23,108	83,760		122,929	319,878
Total Liabilities	8,486,524	4,837,461,	4,722,079		4,012,483	3,501,160
Net Assets	(8,471,965)	(4,814,353)	(4,638,319)		(3,889,254)	(3,181,182)
Temporary equity	2,237,443	2,237,443	2,237,443		2,237,443	2,237,443
Capital Stock and Contributed Surplus	64,557,832	64,237,437	64,041,604		64,041,604	64,041,604
Deficit	(75,267,240)	(71,289,233)	(70,917,366,	)	(70,168,601)	(69,460,329)

Statement of Operations

Gross Revenue	63,870	53,460	78,615		136,000	174,385
Loss from operations	(414,374)	(176,693))	(108,113)		(103,751)	(98,369)
Net and comprehensive loss for the year	(3,267,544)	261,773	(547,395)		(332,313)	201,802
Basic and Diluted Loss per Share	(0.04)	(0.00)	(0.01)		(0.00)	(0.00)
Weighted-Average Number of
Common Shares Outstanding	87,467,288	88,336,654	90,795,037		90,795,037	90,795,037

The Company has restated its presentation of the Preferred shares as at December 31, 2007 in accordance with CICA 3860 – “Financial Instrument – Disclosure and Presentation”, which resulted in reclassification of the Class A Preferred shares and the additional paid-in capital totaling $2,237,443 from equity to financial liability.  The instrument meets the definition of a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument.

The dividend relating to the preferred shares is reported in the statement of operations as interest expense.  The statement of operations has been restated to include $201,370 as interest expense (2006: $201,370; 2005: $201,370).  The accumulated deficit has not been restated as the reclassification of dividends from a component of deficit to interest expense has no effect on accumulated deficit.

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company.  Since the Company has no retained earnings, the dividends would be a charge to additional paid-in capital and not accumulated deficit under US GAAP.  The dividend is included in the calucation of earnings (loss) per share.

Form 20F Annual Report December 31, 2007

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity.

Under US GAAP, as a result of its re- measurement, the derivative liability as at December 31, 2007, derivative liability is recorded at a value of $6,683,8617,812,0358,971,955 (2006: $4,575,0124,705,187) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2007 was $3,237,2934,266,768. In the year ended December 31, 2006, the gain resulting from the change in fair value of the derivative liability was $984,288 (2005: $3,521,924)

To reflect the adjustment for annual compounding of the preferred dividends (not previously compounded), the December 31, 2007 and 2006 balance sheet have been adjusted as follows:  the preferred shares liability increased by $622,705 (2006: $434,047) and accumulated deficit as at December 31, 2006 increased by $434,047.  The statement of operations for the years ended December 31, 2007, 2006 and 2005 have been adjusted as follows:  the preferred stock dividends increased by $390,028 (2006: $357,824; 2005: $334,458). At December 31, 2004, the accumulated deficit increased by $144,505.  The basic and diluted loss per share for the year ended December 31, 2006 increased by $0.01.

To date, CCL has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  While the Corporation believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Corporation to obtain additional financing and new clients.   See "Item 3 - Key Information - D. Risk Factors."

Dividends

No cash dividends on common shares have been declared nor are any intended to be declared. The Corporation is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render the Corporation insolvent. Dividend policy will be based on the Corporation's cash resources.

The outstanding Class A Preference shares accrue an annual nine percent (9.00%) Dividend, calculated and accrued monthly, payable quarterly and compounded annually.  At its option, the Company may redeem the Class A Preference Shares, in whole or in part, at any time, and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A Preference Shares. . In the event that the common shares to be issued to the preferred shareholder upon a preferred share conversion do not have a value of at least equal to the redemption value of the preferred shares held, the Company is obligated to issue additional common shares or repurchase all common shares and preferred shares previously issued to the holder for an amount equal to the redemption value of the preferred shares less any prior redemption proceeds.

B. Capitalization and Indebtedness

The Class A Preferred shares compose the majority of the total current liabilities.  The balance of the accrued, and trade payables are the result of operations.

C. Reasons for the Offer and Use of Proceeds

During the year CCL did not issue any equity securities.

Form 20F Annual Report December 31, 2007

D. Risk Factors

The Corporation is subject to a number of risks due to the nature of its business and the present stage of development of business.  The following factors should be considered:

To date, CCL’s operations have not generated sufficient cash flow to fund ongoing operational requirements and cash requirements.  Its ability to continue operations is dependent upon the ability to obtain additional financing and new clients to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The auditor of CCL is of the opinion, as stated in its notes to the financial statements, that there is substantial doubt about CCL’s ability to continue as a going concern.

CCL’s product line of Sky Games® and Sky Play® are marketed to the world’s airlines.  CCL’s future must be considered in light of the continuing financial difficulties the airline industry is experiencing globally.

SOFTWARE

The value of CCL’s product line is in the software which must be continually updated to retain its competitive technical edge in the marketplace.  For accounting purposes all the product line software have been written down.

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

Form 20F Annual Report December 31, 2007

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

Form 20F Annual Report December 31, 2007

On April 30, 1997, the Company entered into a Consulting Agreement with James P Grymyr, whereby he would provide consulting services to the Company from time to time, as requested by the Company.  Under the terms of this agreement, the Company issued 586,077 shares of Common Stock to Mr Grymyr as consideration for all such consulting services, both past and future.  During March, 2001, Mr Grymyr informed the Company that he did not provide any consulting services to the Company.  Furthermore, he indicated that the agreement was never operational.  A review of the Company’s records, and conversations with previous management did not reveal any evidence to the contrary.  Therefore, Mr Grymyr offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer under the terms of the Annulment Agreement dated June 20, 2001.  Mr Grymyr has completed his undertakings to the company.  The company has cancelled  586,077 shares.

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

Form 20F Annual Report December 31, 2007

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

5.

Newmediacom

Newmediacom is one of five companies, which comprise the Phones International Group founded in 1998 by Peter Jones.  The Group provides a portfolio of core business offerings combining mobile logistics, distribution and fulfillment, configuration, content products and delivery and other related services within the mobile and wireless industries. Newmediacom was acquired by the Phones International Group early in 2004.  The company provides broadcast quality services and solutions that can be utilized in the mobile phone arena.  As at December 31, 2006 the Letter of Intent had not yet resulted in a final Agreement.  Attempts to progress beyond the Letter of Intent proved futile.  CCL deems the relationship to be at an end.

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

The U.S. Patent and Trademark Office granted CCL the following federal registrations;

November 5, 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

Form 20F Annual Report December 31, 2007

2.

Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations;

April 14, 1998

“Sky Games®” logo and the slogan "We Make Time Fly"

August 26, 2003

“Sky Games® International” “We Make Time Fly” and Design

February 21, 2006

“Casino Class”

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International”  “We Make time Fly” and Design

The Industry

According to Boeing Company's Summary Outlook (CMO) for 2008-2027, annualized world GDP is forecast to grow at an average of 3.2% per year over the next 20 years beginning in 2007, an increase of 0.1%.  Boeing also forecasts an increase of 0.2% in passenger traffic growth to 5.0% annually over the next 20 years. The report noted that, the total market potential for new commercial airplanes is 29,400, worth $3.2 trillion in 2007 US Dollars.  The fleet will grow from 19,000 aircraft in 2007 to a total worldwide fleet of 35,800 in 2027.

Boeing estimates that approximately 27% of these new aircraft will be intermediate (twin-aisle) and large aircraft.  Of that 27%, deliveries of 747-size or larger aircraft will increase to 3.74% from 3%, while deliveries of intermediate size (twin-aisle) aircraft will remain at 23%.  IMDC forecasts 5,569 aircraft deliveries of 100 seats (or more) from 2006-2011.  100% of twin-aisle aircraft and more than 70% of single-aisle aircraft are expected to be delivered with IFE between 2006-2011 with overall penetration of 76%.  CCL believes these forecasts represent a substantial market for IFE systems and inflight content over the long-term.

The resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 4.8 percent and air cargo growth of 6.3 percent over the past 20 years. This growth was founded on world economic growth of 2.9 percent and further stimulated by liberalization of market regulations in many countries. Looking ahead over the next 20 years, the world economy is set to grow at 3.2 percent.  From 2007-2027, passenger travel will increase grow at an average of 5.0% and cargo at an average of 5.8%.  According to the Boeing Summary Outlook, 2008-2027, “More productive, new airplanes will play a greater role, and there will be relentless pursuit of further environmental progress”.

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

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO 2008 – annual passenger traffic will grow by 6.4 % in the Asia Pacific region; 5.8% in the Transpacific Region; 3.6% within North America; 3.4% within Europe; 6.9% within Latin America; 8.8% within China.  IMDC also states that key growth markets will be China and India.  However, the longer haul, twin aisle market will remain the focus for CCL’s Sky Games.

Form 20F Annual Report December 31, 2007

The big question of the rising fuel prices is addressed succinctly in the Boeing CMO 2008:  “Today’s record high fuel prices are forcing many airlines, particularly in the United States, to take urgent action in cutting back capacity or reducing planned growth.  They are invariably doing so by reducing use of their oldest and least efficient airplanes, while retaining their investment in new airplanes.”

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

Competition

There are currently four companies supplying the inflight interactive PC games marketplace:  Creator Capital, DTI, Nintendo, and Western Outdoor Interactive.

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

Form 20F Annual Report December 31, 2007

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

Sky Games® System Acquisition

On November 7, 1991, the Company entered into an agreement, with subsequent amendments, with Sky Games® International, Inc. ("SGII") to purchase technology, proprietary rights and prototypes of the casino games known as "Sky Games®."  The purchase price of the assets was 300,000 shares of the Company's $.01 par value common stock (the "Common Stock") issued to SGII at a deemed price of $1.65 per share, plus an additional 3,000,000 shares of Common Stock held in escrow to be released on the basis of one share for each U.S. $1.78 of net cash flow generated from the assets over a ten-year period (the "Performance Shares").  Of the 3,525,000 shares, 2,525,000 were issued to SGII and 1,000,000 shares to Anthony Clements, an advisor to and director of the Company.  The Performance Shares were held in escrow by Computershare Investor Services in Vancouver, B.C., Canada.  As of April 30, 1997, the holders of the Performance Shares agreed with the Company to tender such shares to the Company when, and if, they were released from the escrow.  The Company agreed to cancel such shares.  The holders of the Performance Shares granted an irrevocable proxy to a bank, which has irrevocably agreed not to vote such shares.  On February 13, 2006 these shares were returned to Treasury as the escrow agreement relating to these shares had expired in a prior year.

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

Form 20F Annual Report December 31, 2007

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

Form 20F Annual Report December 31, 2007

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

The original agreement with TWC required a total investment of US$180,050 (HK$1,500,000) and the issuance of 1,500,000 CCL common shares to TWC. To date, CCL has funded US$115,030, but has not issued any common shares. Initially, both TWC and Beacon Hill Enterprises Ltd. ("BHE"), agreed that TWC's 70% ownership in Beacon Hill would be reduced to 49% (due to the partial completion of the original funding of US$180,050).  The agreement was then finalized as a Licensing arrangement, whereby the $115,030 advanced was deemed to a one-time, full payment of the license fee to allow TWC to sell lottery tickets through a dedicated website www.worldwidelotteries-china.com.  The 1,500,000 CCL common shares will not be issued as a part of the amended arrangement.

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

Failed acquisition - ETV Channels on Demand, Inc.

By a share purchase agreement dated March 6, 2006 CCL was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 CCL common shares and one share purchase warrant entitling the holder to acquire 1,000,000 CCL common shares at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  The terms of the Share Purchase Agreement were not fulfilled.  On November 1, 2006,CCL deemed the Agreement null and void due to the failure of the Vendor to fulfill the terms.  A finder’s fee of 2,500,000 CCL common shares were to be earned-out based upon the same formula as the acquisition securities were to be issued.  With the failure of the Share Purchase Agreement, the finder’s fee also became null and void.

Newmediacom

As of December 31, 2006, the Letter of Intent with Newmediacom Limited (“NMC”), of the United Kingdom, for the purpose of negotiating rights to certain services related to the provision of live, streamed, and downloadable video services to mobile devices and other video distribution and receiving technologies had not yet resulted in a final Agreement. As at December 31, 2006 the Letter of Intent  had not yet resulted in a final Agreement.  Attempts to progress beyond the Letter of Intent proved futile.  CCL deems the relationship to be at an end.

Form 20F Annual Report December 31, 2007

C.

ORGANIZATIONAL STRUCTURE

The following chart outlines CCL’s corporate structure:

Currently, CCL’s 100% wholly owned subsidiaries, Creator Capital (Nevada), Inc. and CIEI (Canada), are  inactive.

D.

 PROPERTY, PLANTS AND EQUIPMENT

		2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following data are prepared in accordance with generally accepted accounting principles in Canada.

A.

OPERATING RESULTS

	Twelve Months Ended December 31
	2007	2006	2005	2004	2003

Statement of Operations Data:

Loss before other items	$(414,374)	$ (176,693)	$ (108,113)	$ (103,751)	$ (98,187)
Other items	(368,290)	(305,237)	(328,613)	(241,268)	(283,607)
Net and comprehensive loss for the year	(800,634)	(481,930)	(436,726)	(345,019)	(381,794)

Loss per share before other
items	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Net loss per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)

Weighted number of common
shares outstanding	87,809,166	88,336,654	90,795,037	90,795,037	90,795,037

Number of common shares
outstanding at period end	87,467,288	88,053,365	90,795,037	90,795,037	90,795,037
(in thousands except per share and share data)

Form 20F Annual Report December 31, 2007

	As of December 31, (in thousands of dollars)
	2007	2006	2005	2004	2003
Balance Sheet Data:
Working capital (deficit)	$ (4,979)	$ (4,498)	$ (4,252)	$ (3,825)	$ (3543
Total assets	15	23	84	123	320
Long term debt	-	-	-	-	66
Redeemable preferred stock
Class A	0	0	0	0	0
Class B

Shareholders' equity
(deficit)	(4,979)	(4,498)	(4,212)	(3,776)	(3,431)
Equity (deficit) per
common share	(0.06)	(0.05)	(0.05)	(0.04)	(0.04)

Twelve Months Ended December 31, 2007 and December 31, 2006

The working capital figures reflect the reclassification of the Class A Preferred Shares to Current Liabilities for the year ended December 31, 2007 with the restatement of the figures for 2006.

Revenue increased to $63,870 from $53,460 is due to a client miscalculating the number of planes that Sky Play®were installed.

Consulting expenses for 2007 was $284,025 as compared to $52,029 for 2006 an increase of $231,996.  The majority of the increase is the result of the fair value of stock options granted to consultants in 2007.

General and administrative expenses for 2007 were $168,218 as compared to $131,398 for 2006 an increase of $36,820.  The majority of the increase is the result of the fair value of stock options granted to administrative staff.  Removing this influence yields a total for the year of $89,848, which is a decrease over the 2006 year of $41,550.  The majority of the decline is the reduction in administrative fees.

The legal defense fees incurred against the frivolous lawsuit in Texas has caused the Legal Expenditures for the year to increase to $26,001 compared to $7,154 during 2006.  The Company deems this suit to be completely without merit.

During 2006 $46,828 was received for a Note Receivable that was written off several years ago. $8,083 of Accumulated interest on the Note Receivable was also received.

The Website Asset, as recorded on the Balance Sheet at $39,572 for 2005, was determined during the year to be impaired.  The $39,572 was removed from the 2006 Balance Sheet.  No new website investments were made during 2007.

Twelve Months Ended December 31, 2006 and December 31, 2005

Revenue decreased from $78,615 to $53,460.

Consulting expenses increased by $6,331.

Depreciation and amortization expenses decreased to zero with the writing off the impaired website asset.

General and administrative expenses increased by $11,692.

Continued maintenance of the long term registrations and various business trademarks resulted in decreasing Legal expenditures by $3,860.

Form 20F Annual Report December 31, 2007

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

B.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, the Company had a working capital deficit of $4,978,682.  Of this, $2,485,790 was for dividends payable that have accrued over several fiscal periods on the Preferred Shares. In 2007, the Preferred Shares have been reclassified retroactively from equity to liability. Without said accrued dividends and reclassification, the working capital would have been a deficit of $255,449 for 2007 as compared to a $165,208 for 2006.  The Company is financing its operations through accounts payable.  The Company’s net cash position is $7,305.  This reflects the fact that the cash generated from operations is the Company’s primary source of operations funding. .  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

At December 31, 2006, the Company had a working capital deficit of $4,498,413.  Of this, $2,095,762 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred Shares.  With the reclassification of the Preferred Shares, the working capital deficit as at December 31, 2006 was $4,498,413. Without said accrued dividends and the reclassification, the working capital would have been a deficit of $165,208 as compared to $201,674 for 2005.  The decline in working capital is due to the Company recovering a note receivable which was previously written-off.  The Company’s net cash position is $12,275.  This reflects the fact that the cash generated from operations is the Company’s primary source of operations funding.

Critical Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in US dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 18 as disclosed in the financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

Form 20F Annual Report December 31, 2007

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

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

b)

Equipment

Equipment is recorded at cost.  Equipment is amortized over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are amortized at one-half rate during the year of acquisition.

c)

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2007, 2006 and 2005, potentially dilutive common shares were not included in the computation of loss per share because their effect was anti-dilutive.

d)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable and collectibility is reasonably assured.

Revenue for Sky Play is recognized each month as the above criteria have been met.

e)

Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the average rate which approximates the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

Form 20F Annual Report December 31, 2007

f)

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

g)

Stock-based Compensation

The Company records a compensation cost attributable to all stock options granted at fair value at the grant date using the Black-Scholes option valuation model and the cost is expensed over their vesting period with a corresponding increase to additional paid-in capital.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital, is recorded as an increase to share capital.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

h)

Change in Accounting Policy

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its accounts receivable as loans and receivable and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost as at December 31, 2007.

The adoption of these Handbook Sections had no impact on opening deficit.

Form 20F Annual Report December 31, 2007

i)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined to expense the transaction costs and that no adjustments are currently required.

j)

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of Section 1506 did not have a material impact on the 2007 financial statements.

k)

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

1.

Sky Play®

The U.S. Patent and Trademark Office granted CCL the following federal registrations;

November 5 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

Form 20F Annual Report December 31, 2007

2.

Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations;

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Principal Occupation	Term of Office
Anthony P Clements Age 62	Director	Investment Banker	Director 1992-Present
Deborah Fortescue-Merrin Age 52	President & C.E.O. Director	President of CCL President of North American Medical Services Inc.	Director 1995-1997 Director 1999-Present President 1999-Present
Anastasia Kostoff-Mann Age 60	Vice-President Director	Founder and Chairman Corniche Group of Companies	Director 1993-1996 Director 1999-Present

Form 20F Annual Report December 31, 2007

ANTHONY P. CLEMENTS, has been a director of the Company since March of 1992.   Mr Clements is currently Head of Corporate Finance at ODL Securities.  He began his career specializing in natural resources, having gained a B.Sc. in Economics followed by a post-graduate course in accountancy.  He joined the Electricity Pension Fund in 1970 as Senior Investment Analyst before moving on in 1973 to the Post Office Pension Fund, latterly renamed Postel and now Hermes.  As an Investment Manager, Tony spent several years managing Postel’s resource portfolio before moving on to manage billion dollar North American portfolio.  In 1987 Mr. Clements moved over to the 'sales' side of the investment industry, becoming involved with corporate finance and North American resource issues in particular.  Prior to taking up his current position with ODL Securities, Tony joined T. Hoare and Co, renamed Canaccord, in 1994

DEBORAH FORTESCUE-MERRIN has been a director of the Company since September 10, 1999, and she was previously a director of the Company from October 1995 to October 1997.  Mrs. Merrin is Vice-President of J. Perot Financial Corp., a private investment management firm located in Vancouver, British Columbia, Canada.  Previous to joining J. Perot Financial, Mrs. Merrin was a securities broker for twelve years, and worked in the area of corporate finance from 1989-1992, specializing in special situations concerning medical issues. Mrs. Merrin is also the President and a Director of North American Medical Services Inc. which trades on the Toronto Venture Exchange.  Mrs Merrin is also currently the President, and Chairman of Creator Capital Limited

ANASTASIA KOSTOFF-MANN has been a director since September 10, 1999, and she was previously a director of the Company until September 1996.  Ms Mann has over 30 years experience in the hotel, sales and marketing, and travel industry.  She is the Founder and Chairman of the Corniche Group of Companies, overseeing all aspects of travel and meeting management for corporate accounts.  Ms Mann was the first female corporate sales manager for Hilton Hotels corporations based in Los Angeles, Director of Sales and Marketing at the Beverly Wilshire Hotel, Beverly Hills, California, and the first US President of  Operations, Mark Allen Travel, now the entertainment division of American Express.  She is a lifetime director and former President and Chairman of the International Travel & Tourism Research Association (TTRA).  Ms Mann founding member is a of the California Travel & Tourism Commission, where she currently serves a Commissioner and sits on the Executive Committee.  She also sits on the council of the Woodrow Wilson International Center in Washington D.C.

Ms Mann is also currently the Vice President of Creator Capital Limited.

B.

COMPENSATION

All of the directors of the Company are re-imbursed for out-of-pocket expenses.  The directors of the Company receive no other compensation.

The following table sets forth all compensation for services in all capacities to the Company for the three most recently completed fiscal years in respect of each of the individuals who served as the Chief Executive Officer during the last completed fiscal year and those individuals who were, as of December 31, 2007, the executive officers of the Company whose individual total compensation for the most recently completed financial year exceeded $100,000 (collectively, the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

Form 20F Annual Report December 31, 2007

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended	Consulting fees ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)

Anthony Clements (Director)	12/31/07	NIL	NIL	NIL	NIL	1,000,000

Deborah Fortescue-Merrin Chairman	12/31/07 12/31/06 12/31/05	US$42,000* US$52,029* US$45,690*	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	1,500,000

Anastasia Mann (Director)	12/31/07	NIL	NIL	NIL	NIL	1,000,000

*by way of related consulting entity

As at December 31, 2007 there were at total of 3,690,000 outstanding options to purchase common shares granted to the directors.  These options are exercisable at a range between $0.14 and $2.50 per share, and expire ten years after their respective date of grant.

On April 6, 2007  the Directors were issued Stock Options totaling 3,500,000 common shares, at an exercise price of $.25 for a period of five years.

TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term
				5%	10%
Anthony Clements Deborah Merrin Anastasia Mann	1,000,000(4) 10,000(1) 50,000(2) 10,000(3) 1,500,000(4) 10,000(1) 50,000(2) 1,000,000(4) 10,000(1) 50,000(2)	$0.25000 $0.14000 $0.50000 $2.50000 $0.25000 $0.14000 $0.50000 $0.25000 $0.14000 $0.50000	04-06-12 09-10-09 09-10-09 05-17-08 04-06-12 09-10-09 09-10-09 04-06-12 09-10-09 09-10-09	xx xx xx xx xx xx xx xx xx xx	xx xx xx xx xx xx xx xx xx xx

Form 20F Annual Report December 31, 2007

(1) Option granted to each director of the Company pursuant to the Director Option Plan on September 10, 1999.

(2) Options granted under the Management Incentive Plan

(3) Options granted under a Stock Option Agreement

(4) Options granted to each director of the Company under a Stock Option Agreement

C.

BOARD PRACTICES

Election of Directors and Terms of Service

As of the date of this Document, The Board of Directors is currently comprised of three members, including the Chairman and C.E.O.   Directors are elected annually by an ordinary resolution at the Annual General Meeting of Shareholders.  Each director is elected for a term of one year, and may be re-elected annually for an additional one year term by the shareholders.  There are no limits as to how long any individual director may serve on the Board.

Service Contracts

CCL does not currently have any service contracts or any other contracts with any of the members of the Board of Directors.

Audit Committee

The Audit Committee of the Board currently consists of Ms Fortescue-Merrin, and Mr Anthony Clements. The principal functions of the Audit Committee are to make recommendations to the Board regarding;  (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors;  (iii) to approve the scope of the annual audit activities of the independent auditors;  (iv) to approve the audit fee payable to the independent auditors;  (v) and to review such audit results. The audit committee did not hold any meetings during the fiscal year ended December 31, 2007.

Compensation Committee

The Compensation Committee currently consists of Mrs. Mann, and Mr Anthony Clements.  The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2007.  For information on the duties and actions of the Compensation Committee, see "Report on Compensation."

Report on Compensation

Ms Deborah Merrin served as President & Chairman of CCL in the fiscal year 2007.  She was compensated on a consulting basis, by way of a related consulting entity.  Compensation totaled US$42,000 during 2007, compared with US$ 52,698 during 2006, US$ 45,698 during 2005, and US$ 42,000 during 2004 and 2003.  Also, Ms. Merrin was granted 1,500,000 options exercisable at $0.25 during 2007.

D.

EMPLOYEES

All employees of CCL were terminated as of November 13, 1998.  Those former employees that were subsequently retained on a part-time contract basis to continue operations and support the Sky Play® product,, are no longer associated with CCL.  Two former employees, through their corporate entity, eFlyte, LLC had been contracted as independent contractors to provide services relating to the Sky Play® business.  Effective April 22, 2001, eFlyte terminated its contract with CCL.  Due to the nature of the termination and subsequent events, legal counsel was retained and correspondence occurred with eFlyte’s counsel.  Such correspondence did not result in a satisfactory resolution.  In December 2002, legal arbitration proceedings were initiated against eFlyte, LLC.  On March 11, 2004 the parties reached an agreement in principle whereby the Arbitration Process was resolved pursuant to a Confidential Settlement Agreement.

Currently, CCL does not employ any personnel.  Corporate and business operations are handled by outsourced providers.

Form 20F Annual Report December 31, 2007

E.

SHARE OWNERSHIP

 As of December 31, 2007 based on information supplied to the Company, CCL's directors and executive officers as a group may be deemed to own beneficially (including shares purchased upon exercise of stock options and warrants, exercisable within 60 days) 3.92% of the outstanding shares of Common Stock.  To the knowledge of the directors and officers of the Company, the following directors and officers of the Company and owners of five percent (or more) of the outstanding Common Stock (see Item 7 Major Shareholders and Related Party Transactions below) beneficially own the shares of Common Stock set forth below.

Name	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Anthony P. Clements (2) Deborah Fortescue-Merrin (3) Anastasia Kostoff-Mann (4)	1,070,000 – Options 1,560,000 – Options 48,500 – Direct 1,060,000 – Options	1.12% 1.69% 1.11%

(1)

Percent of class is determined by dividing the number of shares beneficially owned by the outstanding number of shares of the Company, and increased by options outstanding (which are currently exercisable) for the respective individuals;

(2)

Includes, options for 10,000 shares under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, options for 10,000 shares granted under a Stock Option Agreement of September 10, 1999, and options for 1,000,000 under the April 6, 2007 Stock Option Agreement.

(3)

Does not include 1,406,870 shares of Common Stock held by a charitable foundation (Missy Foundation) of which Deborah Fortescue-Merrin is a director.  Includes options for 10,000 shares of Common Stock under the Directors Option Plan, options for 50,000 shares granted under the Management Incentive Plan, and options for 1,500,000 under the April 6, 2007 Stock Option Agreement.

 (4)

Includes 10,000 shares under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 1,000,000 under the April 6, 2007 Stock Option Agreement.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of December 31, 2007, there were 247 shareholders of record in the United States holding a total of 33,296,091 of the 87,467,288 outstanding common shares of the Corporation.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*

CEDE & CO – United States**	10,930,884	12.497%
HARRAH’S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.874%

* Based upon 87,467,288 issued and outstanding common shares of the Company as of December 31, 2007

** Depository Trust Company holds shares on behalf of the beneficial owners whose identity is not known to the Company.

To the best of the Company’s knowledge, there are no arrangements or agreements which would result in a change of control of the Corporation at a future date.

Form 20F Annual Report December 31, 2007

B.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $42,000.

As at the Period end, the Company owed $78,618 (2006: $29,487, 2005: $56,410) to a Director related entity.  A total of $44,181 had been incurred during the Period.  The amount represents accumulated outstanding expense reimbursements for various office supplies, services, and computer related costs.  The balance is included within the accounts payable and accrued liabilities accounts.  During the year ended December 31, 2006, $56,410 of the amount due to this related party was assigned to an unrelated company and subsequently settled pursuant to a debt settlement agreement.

Included in the accounts payable is $30,613 (2006: $4,637) due to a company that provides the administrative and accounting services.  This figure represents outstanding expense reimbursements, administrative and accounting services.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CCL’s Audited Financial Statements for the year ended December 31, 2007 are included in Item 17 of this Annual Report.

These consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of company has suffered recurring losses from operations and has a net concern is dependent upon many factors, including the ability of the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions.  These consolidated financial statements do not include any adjustments that might result from this uncertainty.

B.

LEGAL PROCEEDINGS;

CCL retained legal counsel in the matter of the termination, effective April 22, 2001, by eFlyte, LLC as the managers of the Sky Play® business, and subsequent actions by eFlyte, LLC and its principals.  In December 2002, the CCL initiated legal arbitration proceedings for breach of contract under the provisions of the management agreement with eFlyte, LLC.   In December 2003, a final date for the arbitration hearing was set for March 9 through 12th, 2004.  On March 11, 2004, the parties reached an agreement in principle whereby the Arbitration Process was resolved pursuant to a Confidential Settlement Agreement.   This agreement was completed on April 23, 2004

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs are claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs invested in a California company with no relationship to the Company.  The plaintiffs are seeking compensatory damages of $1,018,464, which is treble the amount of their investments, as well as related attorney’s fees.  The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

On August 9, 2007 the court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas are sufficient for the court to assert specific personal jurisdiction over them.  The case is still pending and in the initial discovery stage.

The Company’s Management does believe the claim is without merit.

Form 20F Annual Report December 31, 2007

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

D.

SIGNIFICANT CHANGES

The Class A Preferred shares are non-voting and are convertible at any time into common shares at the option of the holder.  The number of common shares will be determined by dividing $1,000 per share of Class A Preferred shares, plus any accrued and unpaid dividends thereon by a conversion price equal to 60% of the market price.  Dividends on the Class A Preferred shares are cumulative and payable quarterly at an annual dividend rate of 9%.  CCL, at its option, may redeem the Class A Preferred shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share, plus any accrued and unpaid dividends thereon.  CCL is not required to redeem the Class A Preferred shares. . In the event that the common shares to be issued to the preferred shareholder upon a preferred share conversion do not have a value of at least equal to the redemption value of the preferred shares held, the Company is obligated to issue additional common shares or repurchase all common shares and preferred shares previously issued to the holder for an amount equal to the redemption value of the preferred shares less any prior redemption proceeds.

In 1997, CCL exchanged a promissory note in the amount of $2,737,443 for 2,737 Class A Preference shares at $1,000 per share.  In 1998, CCL redeemed 500 of the Class A Preference shares at their redemption price of $1,000 per share.  As of December 31, 2007 and 2006, 2,237 Class A Preferred stock remained outstanding.

Dividends on the Class A Preferred shares for the years ended December 31, 2007 and 2006 were $390,028 and $357,824, respectively.  They remain unpaid and are in arrears.

CCL has restated its presentation of the Class A Preferred shares in accordance with CICA 3860,  “Financial Instrument – Disclosure and Presentation”, which resulted in reclassification of the Class A Preferred shares and the additional paid-in capital totaling $2,237,443 from equity to Current Liability. The instrument meets the definition of a financial liability because CCL has the contractual obligation to either deliver a fixed amount or settle the obligation be delivering its out equity instrument. Under US GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” and Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of SFAS 133, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company’s statement of operations.  The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to accumulated deficit on the initial date of the measurement of the derivative liability

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company.

Form 20F Annual Report December 31, 2007

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2007 is recorded at a value of $5,438,908 (2006: $2,528,995) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2007 was $2,909,913. In the year ended December 31, 2006, the gain resulting from the change in fair value of the derivative liability was $400,644 (2005: $(476,686))

To reflect the adjustment for annual compounding of the preferred dividends (not previously compounded), the December 31, 2007 and 2006 balance sheet have been adjusted as follows:  the preferred shares liability increased by $622,705 (2006: $434,047) and accumulated deficit as at December 31, 2006 increased by $434,047.  The statement of operations for the years ended December 31, 2007, 2006 and 2005 have been adjusted as follows:  the preferred stock dividends increased by $390,028 (2006: $357,824; 2005: $334,458). At December 31, 2004, the accumulated deficit increased by $144,505.  The basic and diluted loss per share for the year ended December 31, 2006 increased by $0.01.

By Agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

By a share purchase agreement dated March 6, 2006 CCL was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 CCL common shares and one share purchase warrant entitling the holder to acquire 1,000,000 CCL common shares at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  The terms of the Share Purchase Agreement were not fulfilled.  On November 1, 2006, CCL deemed the Agreement null and void due to the failure of the Vendor to fulfill the terms.  A finder’s fee of 2,500,000 CCL common shares to be earned-out based upon the same formula as the acquisition securities were to be issued.  With the failure of the Share Purchase Agreement, the finder’s fee also became null and void.

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

ITEM 9.

THE OFFER AND LISTING

A.

LISTING DETAILS

Since May 2007, the company’s shares have traded on both the NASDAQ OTC Bulletin Board (OTCBB) and the Pink Sheets under the symbol “CTORF”.  Since August 3rd, 2005, the Company’s Common Shares have traded on the Pink Sheets under the symbol “CTORF”.  Prior to August 3rd, 2005 and since October 16, 2000 the Company’s Common Shares have traded on the OTC Bulletin Board under the symbol “CTORF”.  Prior to October 16, 2000 and since March 25, 1999, the Company’s Common Shares had traded on the OTC Bulletin Board under the symbol “IELSF.”  From July 8, 1997 until March 24, 1999, the Company's Common Shares had been traded on the NASDAQ SmallCap Market under the symbol "IELSF." From March 1, 1994 until July 8, 1997, the Company's Common Shares traded on the NASDAQ SmallCap Market under the symbol "SKYGF."  Prior to March 1, 1994, there was no trading market for the securities of the Company in the United States the Company's common shares were traded on the Vancouver Stock Exchange under the symbol "CEV” until voluntarily de-listed by the Company on December 30,1994,

On October 5, 1998, the Company was notified by NASDAQ that the Company’s shares had failed to maintain a bid price greater than or equal to $1.00 per share for the prior thirty consecutive trading days and were therefore subject to delisting.  The delisting was effective on March 24, 1999.

Form 20F Annual Report December 31, 2007

The table below sets forth, for the periods indicated the reported high and low closing prices of the Common Stock as reported by the NASDAQ SmallCap and OTC Bulletin Board Markets.

Last Six Calendar Months:

Last Six Calendar Months
	High	Low
December 2007	$0.045	$0.022
November 2007	$0.030	$0.020
October 2007	$0.050	$0.020
September 2007	$0.050	$0.040
August 2007	$0.055	$0.037
July 2007	$0.050	$0.040

Each fiscal quarter within the last two years,

	Twelve Months Ended
	December 31, 2007		December 31, 2006
	High	Low	High	Low
First Quarter	$0.120	$0.055	$0.400	$0.028
Second Quarter	$0.060	$0.040	$0.240	$0.600
Third Quarter	$0.055	$0.037	$0.150	$0.410
Fourth Quarter	$0.050	$0.020	$0.080	$0.300

Last Five Full Financial Years

Last Five Full Financial Years
	High	Low
2007	$0.120	$0.020
2006	$0.600	$0.028
2005	$0.070	$0.025
2004	$0.200	$0.025
2003	$0.200	$0.020

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

No shares were issued during the year.  By Agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,832.

The Class A Preferred shares are non-voting and are convertible at any time into common shares at the option of the holder.  The number of common shares will be determined by dividing $1,000 per share of Class A Preferred shares, plus any accrued and unpaid dividends thereon by a conversion price equal to 60% of the market price.  Dividends on the Class A Preferred shares are cumulative and payable quarterly at an annual dividend rate of 9%.  CCL, at its option, may redeem the Class A Preferred shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share, plus any accrued and unpaid dividends thereon.  CCL is not required to redeem the Class A Preferred shares.

Form 20F Annual Report December 31, 2007

In 1997, CCL exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A Preference shares at $1,000 per share.  In 1998, CCL redeemed 500 of the Class A Preference shares at their redemption price of $1,000 per share.  As of December 31, 2007 and 2006, 2,237 Class A Preferred stock remained outstanding.

Dividends on the Class A Preferred shares for the years ended December 31, 2007 and 2006 were $390,028 and $357,824, respectively.  They remain unpaid and are in arrears.

CCL has restated its presentation of the Class A Preferred shares in accordance with CICA 3860, “Financial Instrument – Disclosure and Presentation”, which resulted in reclassification of the Class A Preferred shares and the additional paid-in capital totaling $2,237,443 from equity to Current Liability. The instrument meets the definition of a financial liability because CCL has the contractual obligation to either deliver a fixed amount or settle the obligation be delivering its out equity instrument.  . Under US GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” and Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of SFAS 133, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company’s statement of operations.  The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to accumulated deficit on the initial date of the measurement of the derivative liability

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company.

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2007 is recorded at a value of $5,438,908 (2006: $2,528,995) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2007 was $2,909,913. In the year ended December 31, 2006, the gain resulting from the change in fair value of the derivative liability was $400,644 (2005: $(476,686))

To reflect the adjustment for annual compounding of the preferred dividends (not previously compounded), the December 31, 2007 and 2006 balance sheet have been adjusted as follows:  the preferred shares liability increased by $622,705 (2006: $434,047) and accumulated deficit as at December 31, 2006 increased by $434,047.  The statement of operations for the years ended December 31, 2007, 2006 and 2005 have been adjusted as follows:  the preferred stock dividends increased by $390,028 (2006: $357,824; 2005: $334,458). At December 31, 2004, the accumulated deficit increased by $144,505.  The basic and diluted loss per share for the year ended December 31, 2006 increased by $0.01.

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

C.

MATERIAL CONTRACTS

Not Applicable

Form 20F Annual Report December 31, 2007

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

Form 20F Annual Report December 31, 2007

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

F.

DIVIDENDS AND PAYING AGENTS

Not applicable

Form 20F Annual Report December 31, 2007

G.

STATEMENT BY EXPERTS

Not Applicable

H.

DOCUMENTS ON DISPLAY

The documents described herein may be inspected at the Company’s Registered Office during normal business hours, at:

One Iona Lane

Hamilton Parish

Islands of Bermuda CR01

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

Our principal executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.  Based on that review and evaluation, the principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were not effective in providing management with all material information required to be disclosed in this annual report on a timely basis, given the restated financial statements.

Form 20F Annual Report December 31, 2007

(b)  Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As at December 31, 2007, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting were not effective and that there were  material weaknesses in our internal controls over financial reporting.  The material weaknesses were lack of segregation of duties, restatement for accounting errors and limited high level knowledge of generally accepted accounting principles.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to the attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F annual report.

(c)  Changes in internal controls over financial reporting

There were no changes that occurred during the period covered by this Form 20-F, that materially affected, or are likely to affect our internal control over financial reporting.

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

C.

AUDITOR’S FEES & SERVICES

Pre-approval policies and procedures:  In accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company’s auditors, is approved in advance by CCL’s Audit Committee.  The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.  The Audit Committee has authority pre-approve audit services up to a maximum cost of $25,000 and individual non-audit services up to a maximum cost of $5,000 per year.  Amisano Hanson, Chartered Accountants, has serviced as the Company’s principal accountant since 2004.  In early 2008, Amisano Hanson was acquired by BDO Dunwoody LLP, Chartered Accountants, which continued as the Company’s auditors.

Form 20F Annual Report December 31, 2007

(a) Audit fees	2007	2006
	$ 24,000 (accrued)	$ 20,006

(b) Non-audit-related fees	2007	2006
	$ -	$ -

(c)     Tax fees - No compensation was paid to Amisano Hanson (predecessor independent auditors) for tax compliance, tax advice and tax planning in fiscal 2007 or 2006.

(d) All other fees	2007	2006
	$ -	$ -

ITEM 17.

FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2007 have been audited by an accounting firm registered with the PCAOB.  The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Canadian generally accepted accounting principles.

A.

Financial Statements

Consolidated Balance Sheets at December 31, 2007 and December 31, 2006.

Consolidated Statements of Operations for:

  Twelve Months Ended December 31, 2007

  Twelve Months Ended December 31, 2006

  Twelve Months Ended December 31, 2005

Consolidated Statements of Shareholder's Equity

  December 31, 2003 through December 31, 2007

Statements of Cash Flow

  Twelve Months Ended December 31, 2007

  Twelve Months Ended December 31, 2006

  Twelve Months Ended December 31, 2005

Notes to Consolidated Financial Statements

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

Form 20F Annual Report December 31, 2007

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

Form 20F Annual Report December 31, 2007

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

Form 20F Annual Report December 31, 2007

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

Form 20F Annual Report December 31, 2007

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

Date: August 14, 2008	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman & Director

Form 20F Annual Report December 31, 2007

EXHIBIT 4.2

CERTIFICATION

PURSUANT TO 18 U.S.C. §1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Creator Capital Limited (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F") that, to the best of their knowledge:

In connection with the Annual Report of Creator Capital Limited (the “Company”) on Form 20-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”):

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

Date: August 14, 2008	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman and Director Acting in the Capacity of Chief Financial Officer

This certification is furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a -14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as an exhibit to the Report.

Form 20F Annual Report December 31, 2007

CREATOR CAPITAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(Stated in US Dollars)

Form 20F Annual Report December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,

Creator Capital Limited

We have audited the consolidated balance sheets of Creator Capital Limited as of December 31, 2007 and 2006 and the consolidated statements of operations, cash flows and stockholders’ deficiency for the years ended December 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Creator Capital Limited as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
April 24, 2008, except as to Notes 6 and 18 which is dated as of August 14, 2008

Comments by Auditors for U.S. Readers on U.S.- Canada Reporting Conflict

The reporting standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  PCAOB reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 2, have a material effect on the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders on the Consolidated Financial Statements dated April 24, 2008, except for Notes 6 and 18 which is dated as of August 14, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

The consolidated financial statements as of December 31, 2007, 2006 and 2005 and for the years then ended have been restated to correct errors in the accounting for  the conversion feature of the preferred shares as described in Note 18 and to correct an error in the accounting for the dividends as described in Note 6.

Chartered Accountants

Vancouver, Canada
April 24, 2008, except as to Notes 6 and 18 which is dated as of August 14, 2008

Form 20F Annual Report December 31, 2007

CREATOR CAPITAL LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

(Stated in US Dollars)

		(Restated – Note 6)
ASSETS		2007	2006

Current
Cash		$ 7,305	$ 12,275
Accounts receivable		6,445	5,365
Prepaid expenses		809	5,468

		$ 14,559	$ 23,108

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 12		$ 177,437	$ 98,802
Notes payable – Note 5		92,571	89,514
Preferred shares – Note 6		4,723,233	4,333,205

		4,993,241	4,521,521

STOCKHOLDERS’ DEFICIENCY

Capital stock – Notes 6, 7, 8 and 9
Authorized:
3,000	Class A preferred shares, $0.01 par value, 2,237 shares outstanding (2006: 2,237 shares)
5,000,000	Class B preferred shares, $0.01 par value, Nil shares outstanding (2006: Nil shares)
100,000,000	common shares, $0.01 par value, 87,467,288 shares outstanding (2006: 88,053,365 shares)	874,673	880,534
Additional paid-in capital		63,683,159	63,356,903
Accumulated deficit		(69,536,514)	(68,735,850)

		(4,978,682)	(4,498,413)

		$ 14,559	$ 23,108

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Notes 6 and 8

Contingency – Note 10

Subsequent Event – Note 16

APPROVED BY THE DIRECTORS:

“Deborah Fortescue-Merrin”	Director	“Anthony Clements”	Director
Deborah Fortescue-Merrin		Anthony Clements

SEE ACCOMPANYING NOTES

Form 20F Annual Report December 31, 2007

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2007, 2006 and 2005

(Stated in US Dollars)

	(Restated – Note 6)
	2007	2006	2005

Revenue
Sky Play sales	$ 63,870	$ 53,460	$ 78,615

Operating expenses
Amortization	-	-	9,790
Bad debt expense	-	-	520
Consulting fees – Notes 9 and 12	284,025	52,029	45,698
General and administrative – Notes 9 and 12	168,218	131,398	119,706
Impairment of equipment – Note 4	-	39,572	-
Legal fees	26,001	7,154	11,014

	478,244	230,153	186,728

Loss from operations before other income (expense)	(414,374)	(176,693)	(108,113)

Other income (expense):
Preferred stock dividends – Note 6	(390,028)	(357,824)	(334,458)
Interest income	224	1,041	845
Interest income on note previously written-off	-	8,083	-
Recovery of note previously written-off	-	46,828	-
Expense recovery	-	-	5,000
Other income	3,514	-	-
Withholding tax	-	(3,365)	-

Net and comprehensive loss for the year	$ (800,634)	$ (481,930)	$ (436,726)

Weighted average shares outstanding	87,809,166	88,336,654	90,795,037

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.00)

SEE ACCOMPANYING NOTES

Form 20F Annual Report December 31, 2007

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

for the years ended December 31, 2007, 2006 and 2005

(Stated in US Dollars)

	Class A Preferred Stock		Common Stock		Additional
	Number of		Number of		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2004, as previously reported	2,237	$ 22	90,795,037	$ 907,950	$ 65,371,075	$ (67,672,689)	$ (1,393,642)
Reclassification of preferred shares	-	(22)			(2,237,421)		(2,237,443)
Recalculation of dividend – Note 6	-	-	-	-	-	(144,505)	(144,505)

Balance, December 31, 2004, as restated	2,237	-	90,795,037	907,950	63,133,654	(67,817,194)	(3,775,590)
Net loss	-	-	-	-	-	(436,726)	(436,726)

Balance, December 31, 2005, as restated	2,237	-	90,795,037	907,950	63,133,654	(68,253,920)	(4,212,316)
Returned to Treasury – Note 7	-	-	(3,525,000)	(35,250)	35,250	-	-
Issued pursuant to debt settlement agreements – Note 7	-	-	783,328	7,834	187,999	-	195,833
Net loss	-	-	-	-	-	(481,930)	(481,930)

Balance, December 31, 2006, as restated	2,237	-	88,053,365	880,534	63,356,903	(68,735,850)	(4,498,413)
Returned to Treasury – Note 7	-	-	(586,077)	(5,861)	5,861	-	-
Stock-based compensation – Note 9	-	-	-	-	320,395	-	320,395
Net loss	-	-	-	-	-	(800,634)	(800,634)

Balance, December 31, 2007	2,237	$ -	87,467,288	$ 874,673	$ 63,683,159	$ (69,536,514)	$ (4,978,682)

SEE ACCOMPANYING NOTES

Form 20F Annual Report December 31, 2007

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2007, 2006 and 2005

(Stated in US Dollars)

	(Restated – Note 6)
	2007	2006	2005

Operating Activities
Net loss for the year	$ (800,634)	$ (481,930)	$ (436,726)
Reconciliation of net loss to net cash used in operating activities
Amortization	-	-	9,790
Impairment of equipment	-	39,572	-
Preferred stock dividends	390,028	357,824	334,458
Stock based compensation	320,395	-	-
Changes in non-cash working capital items:
Accounts receivable	(1,080)	4,000	15,405
Prepaid expenses	4,659	(5,000)	3,525
Accounts payable and accrued liabilities	80,506	61,667	72,294

	(6,156)	(23,867)	(1,254)

Financing Activities
Increase (decrease) in notes payable	1,186	1,787	(3,595)
Accrued dividends payable	-	-	(5,600)

	1,186	1,787	(9,195)

Net decrease in cash	(4,970)	(22,080)	(10,449)

Cash, beginning of the year	12,275	34,355	44,804

Cash, end of the year	$ 7,305	$ 12,275	$ 34,355

Supplemental cash flow information
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 15

SEE ACCOMPANYING NOTES

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

CREATOR CAPITAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 1

Nature of Operations and Ability to Continue as a Going Concern

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  The Company is publicly listed on the Pink Sheets and the Over The Counter Bulletin Board.

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

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $69,536,514 since its inception, has a working capital deficiency of $4,978,682 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 18. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 2

Summary of Significant Accounting Policies – (cont’d)

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

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

c)

Equipment

Equipment is recorded at cost.  Equipment is amortized over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are amortized at one-half rate during the year of acquisition.

c)

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2007, 2006 and 2005, potentially dilutive common shares were not included in the computation of loss per share because their effect was anti-dilutive.

d)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable and collectibility is reasonably assured.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 2

Summary of Significant Accounting Policies – (cont’d)

d)

Revenue Recognition – (cont’d)

Revenue for Sky Play is recognized each month for a license fee on a per game usage basis as the above criteria have been met.

e)

Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the average rate which approximates the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

f)

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

g)

Stock-based Compensation

The Company accounts for all stock-based payments and awards under the fair value based method.

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized straight line over the vesting period.

The Company records a compensation cost attributable to all stock options granted at fair value at the grant date using the Black-Scholes option valuation model and the cost is expensed over their vesting period with a corresponding increase to additional paid-in capital.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital, is recorded as an increase to share capital.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 2

Summary of Significant Accounting Policies – (cont’d)

h)

Change in Accounting Policy

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its accounts receivable as loans and receivable and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 2

Summary of Significant Accounting Policies – (cont’d)

i)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined to expense the transaction costs that no adjustments are currently required.

j)

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of Section 1506 did not have a material impact on the 2007 financial statements.

k)

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 2

Summary of Significant Accounting Policies – (cont’d)

k)

Future Accounting Changes – (cont’d)

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

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

	2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

	2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 4

Equipment – (cont’d)

During the year ended December 31, 2006, the Company determined that the website was impaired and recorded an impairment loss of $39,572, which was included in accumulated amortization.

Note 5

Notes Payable

	2007	2006

Unsecured, bearing interest at the 1-year Treasury yield rate	$ 46,571	$ 44,700
Unsecured, bearing interest at 12% per annum	-	3,814
Unsecured and non-interest bearing	46,000	41,000

	$ 92,571	$ 89,514

These notes are past due and, consequently, are classified as current liabilities.

Note 6

Preferred Shares

	Restated	Restated
	– Note 6	– Note 6
	2007	2006

Preferred shares	$ 2,237,443	$ 2,237,443
Accrued dividend payable	2,485,790	2,095,762

	$ 4,723,233	$ 4,333,205

The Class A Preferred shares are non-voting and are convertible at any time into common shares at the option of the holder.  The number of common shares will be determined by dividing $1,000 per share of Class A Preferred shares, plus any accrued and unpaid dividends thereon by a conversion price equal to 60% of the market price.  Dividends on the Class A Preferred shares are cumulative and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A Preferred shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A Preferred shares. In the event that the common shares to be issued to the preferred shareholder upon a preferred share conversion do not have a value of at least equal to the redemption value of the preferred shares held, the Company is obligated to issue additional common shares or repurchase all common shares and preferred shares previously issued to the holder for an amount equal to the redemption value of the preferred shares less any prior redemption proceeds.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 6

Preferred Shares – (cont’d)

In 1997, the Company exchanged a promissory note in the amount of $2,737,443 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2007 and 2006, 2,237 Class A Preferred stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2007, 2006 and 2005 were $390,028, $357,824, and $334,458, respectively.  They remain unpaid and are in arrears.

The Company has restated its presentation of the preferred shares as at December 31, 2006 in accordance with CICA 3860 – “Financial Instrument – Disclosure and Presentation”, which resulted in reclassification of the Class A Preferred shares and the additional paid-in capital totaling $2,237,443 from equity to financial liability.  The instrument meets the definition of a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument.

To reflect the adjustment for annual compounding of the preferred dividends (not previously compounded), the December 31, 2007 and 2006 balance sheet have been adjusted as follows:  the preferred shares liability increased by $622,705 (2006: $434,047) and accumulated deficit as at December 31, 2006 increased by $434,047.  The statement of operations for the years ended December 31, 2007, 2006 and 2005 have been adjusted as follows:  the preferred stock dividends increased by $390,028 (2006: $357,824; 2005: $334,458). At December 31, 2004, the accumulated deficit increased by $144,505.  The basic and diluted loss per share for the year ended December 31, 2006 increased by $0.01.

The dividend relating to the preferred shares is reported in the statement of operations as interest expense.  The statement of operations for the year ended December 31, 2007 has been restated to include $390,028 as interest expense (2006: $357,824; 2005: $334,458).  The accumulated deficit has not been restated as the reclassification of dividends from a component of deficit to interest expense has no effect on accumulated deficit.

Note 7

Capital Stock

At December 31, 2005, 3,525,000 common shares were held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares expired in a prior year.  On February 13, 2006, these shares were returned to Treasury.  No common shares were held in escrow in the years ended December 31, 2007 and 2006.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 7

Capital Stock – (cont’d)

By a share purchase agreement dated March 6, 2006 CCL was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 CCL common shares and one share purchase warrant entitling the holder to acquire 1,000,000 CCL common shares at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  The terms of the Share Purchase Agreement were not fulfilled.  On November 1, 2006, CCL deemed the Agreement null and void due to the failure of the Vendor to fulfill the terms.  A finder’s fee of 2,500,000 CCL common shares to be earned-out based upon the same formula as the acquisition securities were to be issued.  With the failure of the Share Purchase Agreement, the finder’s fee also became null and void.

By agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

On August 7, 2007, 586,077 shares were returned to the treasury. The shares were originally issued to the Company’s consultant as consideration of the consulting services in 1997; however, the agreement was never operational and the consultant offered to annul the consulting agreement and return the shares to the Company for cancellation.

Note 8

Stock Options

The following table summarizes the stock options outstanding at December 31, 2007:

Number		Number
Outstanding	Price	Exercisable	Expiry Date

10,000	$2.50	10,000	May 17, 2008
40,000	$0.14	40,000	September 10, 2009
380,000	$0.50	380,000	September 10, 2009
6,950,000	$0.25	6,950,000	April 6, 2012

7,380,000		7,380,000

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 8

Stock Options – (cont’d)

A summary of the Company’s stock option activity and related information as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of the year	440,000	$0.59	950,000	$0.50
Expired	(10,000)	$3.688	(510,000)	$0.42
Granted	6,950,000	$0.25	-	-

Outstanding and exercisable, end of the year	7,380,000	$0.27	440,000	$0.59

By agreements dated April 6, 2007, the Company granted 6,950,000 stock options to directors, officers and consultants of the Company entitling the holders thereof the right to purchase one common share of the Company for each option held at $0.25 per share.  The stock options vested immediately on April 6, 2007 and expire on April 6, 2012 (Note 9).

By agreements dated March 6, 2006, the Company agreed to issue 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share.  These share purchase options were to vest between 2006 and 2008 and expire on March 6, 2011.  With the failure of the Share Purchase Agreement these share purchase options were not issued.

Note 9

Stock-based Compensation

During the year ended December 31, 2007, the Company recorded stock-based compensation totaling $320,395 (2006: $Nil; 2005: $Nil) related to share purchase options granted to consultants and others (Note 8) of which $242,025 has been allocated to consulting fees and $78,370 to general and administration expenses.

The fair value of the stock options granted was estimated using the Black-Scholes option valuation model with the following estimated assumptions:

2007

Risk-free interest rate	3.43%
Dividend yield	0%
Volatility	184.36%
Expected life	5 years

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 9

Stock-based Compensation – (cont’d)

The weighted average contractual life remaining of all stock options granted is 4.2 years.  The share purchase options vest upon granting.

Note 10

Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs are claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs invested in a California company that had no contractual relationship with the Company.  The plaintiffs are seeking compensatory damages of $1,018,464, which is treble the amount of their investments, as well as related attorney’s fees.  The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

On August 9, 2007, the court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas are sufficient for the court to assert specific personal jurisdiction over them.  The case is still pending and in the initial discovery state.

Management of the Company believes the claim is without merit.

Note 11

Income Taxes

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.  The Company currently maintains a permanent establishment in Canada.  Tax carry-forwards in taxable jurisdictions have not been determined.  Deferred tax assets, if any, would be fully reserved.  There are no income tax provisions, benefits, liabilities or assets reflected in the accompanying consolidated financial statements.

Note 12

Related Party Transactions

A company controlled by the President of the Company provides consulting services to the Company.  During the year ended December 31, 2007, the Company incurred $42,000 in consulting fees (2006: $52,029; 2005: $45,690) charged by a company controlled by the President of the Company.

A company controlled by management of the Company provides accounting services to the Company.  During the year ended December 31, 2007, the Company incurred $24,000(2006: $42,000; 2005: $2,900) in accounting fees, included in general and administration, charged by a company controlled by management of the Company.

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

During the year ended December 31, 2007, the Company recorded stock-based compensation expenses of $69,150 to a director of the  Company, included in consulting fees and $69,150 to management of the Company, included in general and administrative.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 12

Related Party Transactions – (cont’d)

Included in accounts payable is $78,618 (2006: $29,487) due to a company controlled by the President of the Company.  The amounts due to this related party represent unpaid consulting fees and expense reimbursements.  This amount is unsecured, non-interest bearing and has no specific terms for repayment.  During the year ended December 31, 2006, $56,410 of the amount due to this related party was assigned to an unrelated company and then settled pursuant to a debt settlement agreement (Note 7).

Included in accounts payable is $30,613 (2006: $4,637) due to a company controlled by management of the Company.  The amounts due to this related party represent unpaid accounting fees and expense reimbursements.  This amount is unsecured, non-interest bearing and has no specific terms for repayment.

Note 13

Economic Dependence

During the year ended December 31, 2007, one customer accounted for 91.5% of total sales.  During the year ended December 31, 2006, two customers accounted for 89.8% and 10.2% respectively of total sales.  During the year ended December 31, 2005, two customers accounted for 61.1% and 38.9% respectively of total sales.

Note 14

Segmented Information

Details of identifiable revenues by geographic segments are as follows:

	2007	2006	2005

Asia	$ 58,410	$ 48,000	$ 48,000
Middle East	5,460	5,460	30,615

	$ 63,870	$ 53,460	$ 78,615

Note 15

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2006, the Company settled accounts payable of $121,000 and dividends payable of $74,833 by issuing 783,328 common shares of the Company.  During the year ended December 31, 2007, the Company declared preferred share dividends payable of $390,028 (2006: $357,824; 2005: $334,458).  These transactions have been excluded from the statements of cash flows.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 16

Subsequent Event

On January 2, 2008, the Company signed an agreement for consulting services for consideration as follows:

•

Upon execution of the agreement, the Company shall issue 50,000 common shares to the consultant.

•

Upon receipt of revenues from the first airline contract for Sky Games, the Company shall make payments equaling 50% of the related revenue and issue 50,000 common shares to the consultant.

•

Upon receipt of revenues from the second to the sixth airline contract, the Company shall make payments equaling 20% of the related revenue and issue 50,000 common shares to the consultant.

Note 17

Comparative Figures

Certain December 31, 2006 and 2005 figures have been reclassified to conform with the presentation used in the current year.

Note 18

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s financial statements are summarized below:

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 18

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

a)

Balance Sheets

	2007	2006
		(Restated)

Total assets under Canadian and US GAAP	$ 14,559	$ 23,108

Total liabilities under Canadian GAAP	$ 4,993,241	$ 4,521,521

Preferred shares	(2,237,443)	(2,237,443)
Options to be settled for common shares in excess of the authorized share capital	291,818	24,388
Derivative liability	5,438,908	2,528,995

Total liabilities under US GAAP	8,486,524	4,837,461

Preferred shares	2,237,443	2,237,443

Total shareholders’ deficiency under Canadian GAAP	(4,978,682)	(4,498,413)
Additional paid-in capital	(320,395)	-
Increase in accumulated deficit	(5,410,331)	(2,553,383)

Total shareholders’ deficiency under US GAAP	(10,709,408)	(7,051,796)

Total liabilities and equity under US GAAP	$ 14,559	$ 23,108

b)

Income Statements

	2007	2006	2005
		(Restated)	(Restated)
Net and comprehensive loss for the year under Canadian GAAP	$ (800,634)	$ (481,930)	$ (436,726)
Add: preferred stock dividend	390,028	357,824	334,458
Change in fair value of the outstanding share purchase options	52,975	(14,765)	31,559
Change in fair value of the derivative liability	(2,909,913)	400,644	(476,686)

Net and comprehensive income (loss)	$ (3,267,544)	$ 261,773	$ (547,395)

Net and comprehensive income (loss)	$ (3,267,544)	$ 261,773	$ (547,395)
Preferred stock dividends	(390,028)	(357,824)	(334,458)

Loss to common shareholders	$ (3,657,572)	$ (96,051)	$ (881,853)

Basic income (loss) per share	$ (0.04)	$ 0.00	$ (0.01)

Diluted income (loss) per share	$ (0.04)	$ 0.00	$ (0.01)

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 18

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

c)

Preferred Shares

Under Canadian GAAP, the Company’s Class A preferred shares and accrued dividends payable thereon are classified as a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument.  Under US GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” and Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of SFAS 133, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company’s statement of operations.  The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to accumulated deficit on the initial date of the measurement of the derivative liability

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company.  Since the Company has no retained earnings, the dividends would be a charge to additional paid-in capital and not accumulated deficit under US GAAP.  The dividend is included in the calucation of learnings (loss) per share.

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2007 is recorded at a value of $5,438,908 (2006: $2,528,995) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2007 was $2,909,913. In the year ended December 31, 2006, the gain resulting from the change in fair value of the derivative liability was $400,644 and for the year ended December 31, 2005, the change in fair value of the derivative liability charged to the statement of operations was $476,686.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 18

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

d)

Options to be settled for common shares in excess of the authorized share capital

Under Canadian GAAP, the Company records the fair value of its stock option grants as stock based compensation along with a corresponding increase to additional paid-in capital.  Under US GAAP, pursuant to the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and SEC Topic D-98, “Classification and Measurement of Redeemable Securities”, the Company is required to classify its outstanding stock options as liabilities, representing the fair value of the obligation should the Company be required to settle the exercise of options in cash for failure to have sufficient authorized common shares to issue. The fair value of the stock options is periodically re-measured at each financial statement date for the duration the options are outstanding.  As a result, the Company has determined the fair value of the options at December 31, 2007 to be $291,818 (2006: $24,388).

The following represents the effect on the Company’s prior balance sheet after giving effect to the restatement adjustments discussed above.

2006

Total liabilities
As previously reported	$ 1,850,031
Options to be settled for common shares in excess of the authorized share capital	24,388
Derivative liability	2,528,995

As restated	$ 4,403,414

Temporary equity
As previously reported	$ -
Preferred shares	2,273,443

As restated	$ 2,273,443

Preferred shares
As previously reported	$ 22
Restated as temporary equity	(22)

As restated	$ -

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 18

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

d)

Options to be settled for common shares in excess of the authorized share capital – (cont’d)

2006

Additional paid-in capital
As previously reported	$ 65,594,324
Restated as temporary equity	(2,237,421)

As restated	$ 63,356,903

Accumulated deficit
As previously reported	$ (68,301,803)
Restated recalculation of dividends – Note 6	(437,047)

As restated	(68,738,850)
Derivative liability	(2,528,995)
Options to be settled for common shares in excess of the authorized share capital	(24,388)

$ (71,292,233)

The following represents the Company’s net loss as previously reported after giving effect to the restatement adjustments for the years ended December 31, 2006 and 2005.

	December 31,
	2006	2005

Net and comprehensive loss for the year
As previously reported	$ (124,106)	$ (102,268)
Change in fair value of the outstanding share purchase options	(14,765)	31,559
Change in fair value of derivative liability	400,644	(476,686)

As restated	$ 261,773	$ (547,395)

Basic income (loss) per share
As previously reported	$ (0.00)	$ (0.00)
Change in fair value of options and derivative liability	0.00	(0.01)

As restated	$ 0.00	$ (0.01)

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 18

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

e)   Prior Period Restatements

In the years ended December 31, 2006 and 2005, the Company had reported no reconciling differences between Canadian and US GAAP. As a result of determining the conversion feature of the preferred shares constitutes a derivative liability as discussed in Note 18 (c), the Company has restated its financial statements for the years then ended.  As well, the financial statements as at December 31, 2006 have been restated to reflect the options outstanding as liabilities and the recalculation of the amount of dividends (Note 6).

f)

New United States of America Accounting Standards

In December 2007, FASB issued SFAS No. 141 (revised 2007) “Business Combinations”.  SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.  The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of the provisions of SFAS 157.

Form 20F Annual Report December 31, 2007

Creator Capital Limited

Notes to the Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Stated in US Dollars)

Note 18

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

f)

New United States of America Accounting Standards – (cont’d)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option.  However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  The Company is currently evaluating the impact of the provisions of SFAS 159

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51”.  SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting.  This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company is currently evaluating the impact of SFAS No.161.

Form 20F Annual Report December 31, 2007