Form 20-F
period 2008-12-31
CREATOR CAPITAL LTD
filed 2009-08-14
CIK 882537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(MARK ONE)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report ______________.

FOR THE TRANSITION PERIOD FROM _______________ TO _________________

COMMISSION FILE NO. 001-14611

 (formerly known as INTERACTIVE ENTERTAINMENT LIMITED)

(Exact name of registrant as specified in its charter)

BERMUDA

(Jurisdiction of Incorporation)

One Iona Land  Hamilton  Parish CR 01  Bermuda

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Title of each class Common Stock, Par Value $0.01per share ("Common Stock")	Name of each exchange on which registered OTC Bulletin Board

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

The number of shares outstanding of the issuer's Common Stock, as of December 31, 2008:     87,467,288

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes:   [ ]        No:   [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes:   [ ]        No:   [ X ]

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes:   [X]        No:   [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T ( §232.405 of this chapter) during the proceeding 12 months (or for such shorter period that the registration was required to submit and post such files). Yes:   [ ]        No:   [     ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerate filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  [  ] Accelerated filer  [  ] Non-accelerated filer [ X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued     Other [ X]

by the International Accounting Standards Board [  ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17:  [X]       Item 18:  [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes:   [  ]        No:   [X]

_______________________________________________________________________________

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

_______________________________________________________________________________

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

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Deborah Fortescue-Merrin

Director, Chairman of the Board, President and C.E.O

Anastasia Kostoff-Mann

Director, Vice-President

Anthony Clements

Director

B. Advisers

Not applicable

C. Auditors

BDO Dunwoody LLP Chartered Accountants

Vancouver, B.C., Canada

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of Creator Capital Limited (hereinafter “CCL”) for the fiscal years ended December 31, 2008, and 2007 and 2006 was extracted from the audited consolidated financial statements of CCL included in this annual report on Form 20F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in

Item 5 - Operating and Financial review and Prospects.

The attached financial data as at December 31, 2008, 2007 and 2006 were extracted from the audited financial statements of the Corporation.  Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP in U.S. dollars. Additional information is presented to show the differences which would result from the application of US GAAP to the Company’s financial information. Refer to Note 19 of the audited consolidated financial statements included herein for a discussion of the material difference between Canadian GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

Certain selected financial data is detailed in the Table below:

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

Under Canadian Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December31,
Balance Sheet Data	2008	2007 (restated)	2006 (restated)	2005 (restated)	2004 (restated)
(as at Period end)	$	$	$	$	$
Current Assets	19,728	14,559	23,108	44,188	73,567
Capital Assets	0	0	0	39,572	49,362
Intangible Assets	0	0	0	0	0
Long-term assets	0	0	0	0	0
Total Assets	19,728	14,559	23,108	83,760	122,929
Total Liabilities	5,757,999	5,169,116	4,697,396	4,471,951	4,074,394
Net Assets	(5,738,271)	(5,154,557)	(4,674,288)	(4,388,191)	(3,951,465)
Capital Stock	874,673	874,673	880,534	907,950	873,027

Statement of Operations
Gross Revenue	55,160	63,870	53,460	78,615	136,000
Loss from operations before other items	(158,652)	(414,374)	(176,693)	(108,113)	(218,781)
Net and comprehensive loss for the year	(583,714)	(800,664)	(481,930)	(436,726)	(345,019)
Basic and Diluted Loss per Share	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)
Weighted-Average Number of Common Shares Outstanding	87,467,288	87,809,166	88,336,654	90,795,037	90,795,037

(1)

The amounts in respect to total liabilities and deficit for 2007 and prior years have been restated as described in Note 18 to the financial statements

Under US Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December 31,
Balance Sheet Data	2008	2007(restated)	2006(restated)	2005(restated)	2004(restated)
(as at Period end)	$	$	$	$	$
Total Assets	19,728	14,559	23,108	83,760	122,929
Total Liabilities	6,958,097	6,372,304	5,373,145	4,946,051	4,360,814
Net Assets	(9,175,812)	(8,595,188)	(7,587,480)	(7,099,734)	(6,475,328)
Temporary equity	2,237,443	2,237,443	2,237,443	2,237,443	2,237,443
Capital Stock	874,673	874,673	880,534	907,950	873,027

Statement of Operations
Gross Revenue	55,160	63,870	53,460	78,615	136,000
Loss from operations	(158,652)	(414,374)	(129,865)	(108,113)	(218,781)
Net and comprehensive loss for the year	(155,494)	(617,680)	(325,755)	(289,948)	(227,144)
Basic and Diluted Loss per Share	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)
Weighted-Average Number of Common Shares Outstanding	87,467,288	87,809,166	88,336,654	90,795,037	90,795,037

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance sheet as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company.  Since the Company has no retained earnings, the dividends would be a charge to additional paid-in capital and not accumulated deficit under US GAAP.  The dividend is included in the calculation of earnings (loss) per share.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2008, is recorded at a value of $3,432,243 (2007 restated: $3,148,823) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2008 was $283,421 (2007: $260,019; 2006: $188,661).

To date, CCL has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments and based on the current cash positions of the Company, management of the Company does not believe that the Company has sufficient capital and liquidity to finance current operations.  The Company’s  ability to continue operations is dependent on the ability of the Corporation to obtain additional financing and new clients.   See "Item 3 - Key Information - D. Risk Factors."

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

D. Risk Factors

The Corporation is subject to a number of risks due to the nature of its business and the present stage of development of business.  The following factors should be considered:

As of December 31, 2008, CCL has incurred a cumulative net loss of $70,296,103.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the financial statements for the year ended December 31, 2008.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Corporation cannot continue in existence.

Our plans to deal with this uncertainty include raising additional capital or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

CCL’s product line of Sky Games® and Sky Play® are marketed to the world’s airlines.  CCL’s future must be considered in light of the continuing financial difficulties the airline industry is experiencing globally.   As a result of global financial difficulties continues, our marketing effort may not generate additional licenses requested from airlines.

SOFTWARE

The value of CCL’s product line is in the software. The SkyGames Gambling Software remains unique in the marketplace, adaptable to the various airline inflight entertainment systems.  The SkyPlay Software is utilized on older platforms still being used throughout the world. As with all software, the risks lie in it becoming obsolete overnight. For accounting purposes all the product line software have been written down.

COMPETITION

There are numerous entities offering similar products to CCL’s Sky Play® PC Interactive Games product line.  It is the increase in the availability of similar PC based entertainment games, and the lack of a dedicated marketing consultant that has reduced CCL’s client base.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

The marketplace for the Sky Games® Interactive Gaming System, CCL’s main product line, is not well established.  However the Gaming Industry as a whole internationally is constantly undergoing changes, is intensely competitive, and is subject to changes in customer attitudes, morals and preferences.  New products are being developed continuously by the Gaming Industry in order to satisfy customer demands.  The Sky Games® Interactive Gaming System is one of those products.  Changes in International Governmental regulations and laws are in a constant state of flux, and could adversely affect the ability of the Airlines to install such a system.  Changes in policies of companies or banks that handle payment processing systems or credit card transactions for gaming industry could have an adverse impact on the operation of the Sky Games® System.

RELIANCE ON EMPLOYEES

CCL relies on its management and outsourced services for the business and corporate operations.  None of our executive officers have sufficient technical training or experience in marketing for the products. As such, we will have to hire qualified consultants to perform these functions.   Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

ABILITY TO RAISE CAPITAL

As CCL has not generated sufficient revenue to funds its operations, we will require additional funds to meet our on-going obligations and in the future.   As a result, additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations.  If we are unable to obtain additional financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

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

Unless the context otherwise requires, the term "Company" refers to Creator Capital Limited (“CCL”), and its wholly-owned subsidiaries, Creator Capital (Nevada) Inc. ("CCL(US)"), and Creator Island Equities Inc. (“CIEI(Canada)”).  Currently, CIEI (Canada) and CCL(US) are considered to be inactive.

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

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

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

2.

Sky Play®

On January 13, 1998, CCL completed the acquisition of all the outstanding capital stock of Inflight Interactive Limited (“IIL”) in exchange for 500,000 shares of the Company’s $.01 par value common stock (the “Common Stock”).  IIL is a United Kingdom developer and provider of amusement games to the airline industry.  The acquisition was accounted for using the purchase method.  The games are marketed under the name Sky Play®.  As at December 31, 2008, the Sky Play® games were operating on Sri Lankan Emirates Airways and Japan Airlines.

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

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

The original agreement with LJA required CCL to issue 500,000 CCL common shares in exchange for 80% of LJA's business profits generated from its seven sales locations within Guangdong Province, in the People's Republic of China. As of September 1, 2003, CCL had not received any funds from LJA, nor had CCL issued the 500,000 common shares.  This agreement was cancelled on September 1, 2003.

As of December 31, 2003, CCL had completed the development of the website ( www.worldwidelotteries-china.com), which is directed towards the international marketing and sales of the Soccer Betting Lottery.  During the 3 rd Quarter 2003, approval was obtained and an agreement was reached with a Credit Card Payment processing provider.  Subsequently, the provider was unable to provide the required services due to an internal issue.  In the 4 th Quarter 2003, agreement was reached with NEteller to provide payment processing services.

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

November 5, 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

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

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International”  “We Make time Fly” and Design

The Industry

According to Boeing Company's Summary Outlook (CMO) issued in 2008, annualized world GDP is forecast to grow at an average of 3.2% per year over the next 20 years beginning in 2008, an increase of 0.1%.  Boeing also forecasts an decrease of 0.9% in passenger traffic growth to 5.0% annually over the next 20 years. The report noted that, the total market potential for new commercial airplanes is 29,400, worth $3.2 trillion in 2007 US Dollars.  The fleet will grow from 17,330 aircraft in 2005 to a total worldwide fleet of 35,800 in 2027.

Boeing estimates that approximately 26% of these new aircraft will be intermediate (twin-aisle) and large aircraft.  Of that 26%, deliveries of 747-size or larger aircraft will remain at 3.00%, while deliveries of intermediate size (twin-aisle) aircraft will remain at 23%.  IMDC forecasts 5,569 aircraft deliveries of 100 seats (or more) from 2006-2011.  100% of twin-aisle aircraft and more than 70% of single-aisle aircraft are expected to be delivered with IFE between 2006-2011, with overall penetration of 76%.  CCL believes these forecasts represent a substantial market for IFE systems and inflight content over the long-term.

Boeing has observed the resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 4.0% and air cargo growth of 5.8% over the past 20 years. This growth was founded on world economic growth of 2.9 percent and further stimulated by liberalization of market regulations in many countries. Looking ahead over the next 20 years, the world economy is set to grow at 3.1%.  From 2007-2027, passenger travel will increase grow at an average of 5.0% and cargo at an average of 5.8%.  According to the Boeing Summary Outlook, 2008-2027, “More productive, new airplanes will play a greater role, and there will be relentless pursuit of further environmental progress”.

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

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO 2008 – annual passenger traffic will grow by 7.0% in the Asia Pacific region; 5.6% in the Transpacific Region; 4.8% within North America; 6.7% within Europe; 6.7% within Latin America; 8.9% within China.  IMDC also states that key growth markets will be China and India.  However, the longer haul, twin aisle market will remain the focus for CCL’s Sky Games.

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

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

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

Competition

There are currently four companies supplying the inflight interactive PC games marketplace:  Creator Capital, DTI, Nintendo, and Western Outdoor Interactive. CCL is currently a distant fourth in the industry.

IMDC reports that there are three main types of interactive software packages offered by games suppliers; games; gambling software, and educational software.  Not all suppliers supply in all three areas.  CCL currently offers games and gambling software (which are not currently installed on any aircraft).

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

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

CCL is currently reviewing its future strategies in the airline market by researching and evaluating the process of developing several new games for the Sky Play® PC Interactive Games Catalogue, while updating some of the current games.  This will enable CCL to offer current client fresh material, while affording an opportunity to re-visit previous clients and potential new clients.    CCL is also currently re-evaluating and redesigning the Sky Games® ®   In-flight Gaming System in order to ensure its smooth integration in to the newer, more sophisticated IFE hardware platforms being developed an introduced to the Airline Industry today.

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

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

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

Major Customers

The Company’s Sky Play ® customers include, Japan Air Lines, and Sri Lankan Airways.

During the first quarter of 2002, American Airlines ceased to be a client due to budgetary restraints.  Malaysia Airlines ceased to be a client as they terminated their agreement with their contracted IFE Inflight content provider who was providing them with CCL Sky Play ® games.  Continental Airlines also ceased to be a client at the end of the second quarter of 2002.  During 2004 Air China decided to use the games provided with their new inflight entertainment hardware.   During 2005 Emirates Air also decided to use the games provide with their new inflight entertainment hardware.

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

As of December 31, 2003, CCL had completed the development of the website ( www.worldwidelotteries-china.com), which is directed towards the international marketing and sales of the Soccer Betting Lottery.  During the third Quarter 2003, approval was obtained and an agreement was reached with a Credit Card Payment processing provider.  Subsequently, the provider was unable to provide the required services due to an internal issue.  In the 4 th Quarter 2003, agreement was reached with NETeller to provide payment processing services.

As of December 31, 2004, CCL was unable to appoint a new Chinese Agent.  This resulted in the lapsing of the licensing agreement.  The license fee paid was written off.  The online purchasing and processing software developed could be integrated into the future applications of Sky Games.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

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

C.

ORGANIZATIONAL STRUCTURE

The following chart outlines CCL’s corporate structure:

Currently, CCL’s 100% wholly owned subsidiaries, Creator Capital (Nevada), Inc. and CIEI (Canada), are  inactive.

D.

 PROPERTY, PLANTS AND EQUIPMENT

During the year, it was determined that all capital assets, which had been previously fully depreciated, no longer embody a future benefit.  The following capital assets were written off during the year: 1. Computer and equipment costing $384,065, 2. Furniture and fixtures costing $44,729, and 3. Website costing $76,699 and the total accumulated amortization of $505,493.  The Company has no other capital assets.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following data are prepared in accordance with generally accepted accounting principles in Canada.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

A.

OPERATING RESULTS

	Twelve Months Ended December 31
	2008	2007	2006	2005	2004

Statement of Operations Data:

Loss before other items	$ (158,652)	$ (414,374)	$ (176,693)	$ (108,113)	$ (218,781)
Other items	(425,062)	(386,290)	(305,237)	(328,613)	(126,238)
Net and comprehensive loss for the year	(583,714)	(800,664)	(481,930)	(436,726)	(345,019)

Loss per share before other
items	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Net loss per share	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)

Weighted number of common
shares outstanding	87,467,288	87,809,166	88,336,654	90,795,037	90,795,037

Number of common shares
outstanding at period end	87,467,288	87,467,288	88,053,365	90,795,037	90,795,037
(in thousands except per share and share data)

	As of December 31, (in thousands of dollars)
	2008	2007	2005	2005	2004
Balance Sheet Data:
Working capital (deficit)	$ (5,738)	$ (5,155)	$ (4,674)	$ (4,428)	$ (4,001)
Total assets	20	15	23	84	123
Long term debt	0	0	0	0	0
Redeemable preferred stock
Class A	0	0	0	0	0
Class B	0	0	0	0	0

Shareholders' equity
(deficit)	(5,738)	(5,155)	(4,674)	(4,388)	(3,951)
Equity (deficit) per
common share	(0.07)	(0.06)	(0.05)	(0.05)	(0.04)

Twelve Months Ended December 31, 2008 and December 31, 2007

During the year ended December 31, 2008, the Corporation recorded a revenue of $55,160 compared to $63,870 during the year ended December 31, 2007.  The reduction in revenue for the year was primarily due to the reduction of Sky Play ® games were installed.

Preferred stock dividends of $425,131 for the year ended December 31, 2008 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carry forwarded from prior year.   During 2007, the Company recorded $390,028 in dividends.

Consulting expenses consisted of expense paid to a director of the Company and the fees have decreased to $42,000 during the year ended December 31, 2008 from $284,025 from the fiscal year ended December 31, 2007.  The reduction in consulting expense was primarily due to the Corporation did not grant stock options for the year.

General and administrative expenses for 2008 were $112,069, as compared to $168,218 for 2007.  The majority of the 2007 figure was the result of the fair value of stock options granted to administrative staff.  As the Corporation did not grant stock options during the year, this resulted in reduction of general and administrative expenses for the year.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

The legal defense fees incurred against the frivolous lawsuit in Texas has caused the Legal Expenditures for the year to increase to $59,743, compared to the 2007 cost of $26,001 and to $7,154 during 2006.  The Legal defence costs for this suit now totals $50,744.  On March 9, 2009 the lawsuit was called for trial before a jury.  A verdict was returned fully in favour of the Company.  Unfortunately, under the terms of the judgment and the Texas state laws, the Company cannot seek recovery of these legal costs.

The continued maintenance of the long term registrations and various business trademarks cost $5,256 for the year.

During the year ended December 31, 2008, the expense recovery was $Nil compared to $3,514 in 2007.

Twelve Months Ended December 31, 2007 and December 31, 2006

During the year ended December 31, 2007, the Corporation recorded revenue of $63,780 compared to $53,460 in 2006.  Increase in revenue was primarily due to the slight increase in number of Sky Play ® games installed

Preferred stock dividends of $390.028 for the year ended December 31, 2007 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carry forwarded from prior year.   During 2006, the Company recorded $357,824 in dividends.

Consulting expenses increased by $231,996 from $52,029 in 2006 to $284,025 in 2007.  This substantial increase reflected the allocation of the Stock Option issuance of $242,025 during the 2007 year.  Removing this influence on the 2007 figure yielded a total for the year of $42,000, which is a decrease over the 2006 year of $10,029.

Depreciation and amortization expenses decreased to zero with the writing off the impaired website asset.

General and administrative expenses increased by $36,820 to $168,218.  With the allocation of the Stock Option issuance of $78,370 during the 2007 year.  Removing this influence from the 2007 amounts yielded a total for the year of $89,848, which is a decrease over the 2006 year of $41,550.

The 2007 total legal cost was $26,001, an increase of $18,847 over the 2006 cost of $7,154.  Of this $21,535 was incurred with the lawsuit in Texas.  The balance of $4,466 is attributed to normal corporate costs and the continued maintenance of the long term registrations and various business trademarks.

During 2006, $46,828 was received for Note Receivable that was written off several years ago. $8,083 of Accumulated interest on the Note Receivable was also received.

During the year ended December 31, 2007, the Corporation had $Nil in impairment of equipment compared to $39,572 in 2006.   The impairment of $39,572 in 2006 was due to the obsolete of the website asset, management has recorded the write down in 2006.

B.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2008, the Company had a working capital deficit of $5,738,271.  Of this, $3,086,796 was for dividends payable that have accrued over several fiscal periods on the Preferred Shares. The Company is financing its operations through accounts payable.  The Company’s net cash position is $9,925 as of December 31, 2008.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances; however there is no assurance of additional funding being available.

During 2008 cash provided by operating activities was $7,620 compared to cash used by operating activities of $6,156 in 2007, an increase of $13,776.  We had a net loss of $583,714 in 2008 compared to a loss of $800,634 in 2007 primarily due to the stock options compensation expense recorded as consulting fees.  The non-cash effect was that stock-based compensation decreased to $Nil in 2008 from $320,395 in 2007.  Also, in 2008 we had a cash inflow from accounts payable and accrued liabilities of $167,643 compared to $80,506 in 2007.

During the fiscal years ended on December 31, 2008 and 2007, we have no investing activities in these periods.

During the year ended December 31, 2008, we had cash used in financing activities of $5,000 as compared to cash provided by financing activities by $1,186 in 2007.  The change primarily related to the notes payable.

At December 31, 2007, the Company had a working capital deficit of $5,154,557.  Of this, $2,661,665 was for dividends payable that have accrued over several fiscal periods on the Preferred Shares. The Company’s net cash position was $7,305.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

During 2007 we used $6,156 in operations compared to $23,867 in 2006, a decrease of $17,711.  While our loss was significantly higher in 2007 compared to 2006 of $481,930, we had a non-cash item in 2007 that we did not incur in 2006.  In 2007 we had $320,395 from stock-based compensation expense compared to $Nil in 2006.  Also, in 2007 we had a cash inflow from accounts payable and accrued liabilities of $80,506 compared to a cash inflow of $61,667 in 2006.

During the fiscal years ended on December 31, 2007 and 2006, we have no investing activities in these periods.

During the year ended December 31, 2007, we had cash provided by financing activities of $1,186 as compared to cash provided by financing activities by $1,787 in 2006.

We expect gross receipts for 2009 to be approximately $58,000.  The Company’s general and administrative costs for 2009 are expected to be $44,500.  Fees charged by related parties are accrued with any direct expenses are paid from the cash flow. Any extraordinary costs would have be paid by loans to the Company from its related parties. In the current economic environment, capital funding is not viable.”

Critical Accounting Policies

The preparation of the Company's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include option term and expected volatility.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

On September 15, 2006, FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 references fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. Originally, SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Accordingly, we adopted SFAS No. 157 in the first quarter of fiscal year 2008. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.  SFAS No. 159 gives the Company the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis with the difference between the carrying value before election of the fair value option and the fair value recorded upon election as an adjustment to beginning retained earnings.  As of December 31, 2008, the Company had not elected the fair value option for any eligible financial asset or liability.

Recent Accounting Pronouncements Not Yet Adopted

In December 2007, FASB issued Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”) and SFAS No. 160, Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

SFAS 141(R) requires companies to: (i) recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; (ii) measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; (iii) recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; (iv) with certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values; (v) capitalize in-process research and development (“IPR&D”) assets acquired; (vi) expense, as incurred, acquisition-related transaction costs; (vii) capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities , are met as of the acquisition date; and (viii) recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. SFAS 141(R) is required to be adopted concurrently with SFAS 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not believe the adoption of these statements will have a material impact on significant acquisitions completed after January 1, 2009.

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied retrospectively to all periods presented. The Company is currently evaluating the effects of adopting FSP APB 14-1.

In June 2008, the FASB reached consensus on EITF Issue No. 07-05 (‘EITF 07-05”), “Determining Whether an Instrument (or embedded feature) Is Indexed to an Entity’s Own Stock.”. EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption of EITF 07-05 is not permitted. The Company does not believe the adoption of EITF 07-05 will have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS No.  165, “Subsequent Events.” This statement establishes guidance related to accounting for and disclosure of events that happen after the date of the balance sheet but before the release of the financial statements. SFAS No.  165 is effective for reporting periods ending after June 15, 2009. We do not expect the adoption of this statement to have a material effect on our results of operations or financial position.

In June 2009, the FASB issued SFAS No.168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”).  SFAS 168 establishes the “FASB Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification.  Generally, the Codification is not expected to change U.S. GAAP.  All other accounting literature excluded from the Codification will be considered non-authoritative.  SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  We will adopt SFAS 168 for our quarter ending September 30, 2009.  We are currently evaluating the effect on our financial statement disclosures as all future references to authoritative accounting literature will be references in accordance with the Codification.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

1.

Sky Play®

The U.S. Patent and Trademark Office granted CCL the following federal registrations;

November 5 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

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

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International” “We Make Time Fly” and Design

D.

TREND INFORMATION

The marketplace for the Company’s main product line is not well established however the Gaming Industry as a whole internationally is constantly undergoing changes, is intensely competitive and is subject to changes in customer attitudes, morals and preferences.  New products are being developed continuously by the Gaming Industry in order to satisfy customer demands.  The Sky Games® Interactive Gaming System is one of those products.  Changes in International Governmental regulations and laws are in a constant state of flux, and could adversely affect the ability of the Airlines to install such a system.  Changes in policies of companies or banks that handle payment processing systems or credit card transactions for gaming industry could have an adverse impact on the operation of the Sky Games® System.

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

ANTHONY P. CLEMENTS has been a director of the Company since March of 1992.   Mr Clements is currently Head of Corporate Finance at ODL Securities.  He began his career specializing in natural resources, having gained a B.Sc. in Economics followed by a post-graduate course in accountancy.  He joined the Electricity Pension Fund in 1970 as Senior Investment Analyst before moving on in 1973 to the Post Office Pension Fund, latterly renamed Postel and now Hermes.  As an Investment Manager, Tony spent several years managing Postel’s resource portfolio before moving on to manage billion dollar North American portfolio.  In 1987 Mr. Clements moved over to the 'sales' side of the investment industry, becoming involved with corporate finance and North American resource issues in particular.  Prior to taking up his current position with ODL Securities, Tony joined T. Hoare and Co, renamed Canaccord, in 1994.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

DEBORAH FORTESCUE-MERRIN has been a director of the Company since September 10, 1999, and she was previously a director of the Company from October 1995 to October 1997.  Mrs. Merrin is Vice-President of J. Perot Financial Corp., a private investment management firm located in Vancouver, British Columbia, Canada.  Previous to joining J. Perot Financial, Mrs. Merrin was a securities broker for twelve years, and worked in the area of corporate finance from 1989-1992, specializing in special situations concerning medical issues. Mrs. Merrin is also the President and a Director of North American Medical Services Inc. which trades on the Toronto Venture Exchange.  Mrs Merrin is also currently the President, and Chairman of Creator Capital Limited.

ANASTASIA KOSTOFF-MANN has been a director since September 10, 1999, and she was previously a director of the Company until September 1996.  Ms Mann has over 30 years experience in the hotel, sales and marketing, and travel industry.  She is the Founder and Chairman of the Corniche Group of Companies, overseeing all aspects of travel and meeting management for corporate accounts.  Ms Mann was the first female corporate sales manager for Hilton Hotels corporations based in Los Angeles, Director of Sales and Marketing at the Beverly Wilshire Hotel, Beverly Hills, California, and the first US President of  Operations, Mark Allen Travel, now the entertainment division of American Express.  She is a lifetime director and former President and Chairman of the International Travel & Tourism Research Association (TTRA).  Ms Mann founding member is a of the California Travel & Tourism Commission, where she currently serves a Commissioner and sits on the Executive Committee.  She also sits on the council of the Woodrow Wilson International Center in Washington D.C. .Ms Mann is also currently the Vice President of Creator Capital Limited.

B.

COMPENSATION

All of the directors of the Company are reimbursed for out-of-pocket expenses.  The directors of the Company receive no other compensation.

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

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended	Consulting fees ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)

Anthony Clements (Director)	12/31/08	NIL	NIL	NIL	NIL	1,000,000

Deborah Fortescue-Merrin Chairman	12/31/08 12/31/07 12/31/06 12/31/05	US$42,000* US$42,000* US$52,029* US$45,690*	NIL NIL NIL NIL	NIL NIL NIL NIL	NIL NIL NIL NIL	1,500,000

Anastasia Mann (Director)	12/31/08	NIL	NIL	NIL	NIL	1,000,000

*by way of related consulting entity

As at December 31, 2008 there were at total of 3,680,000 outstanding options to purchase common shares granted to the directors.  These options are exercisable at a range between $0.14 and $0.50 per share, and expire ten years after their respective date of grant.

On April 6, 2007, the Directors were issued Stock Options totaling 3,500,000 common shares, at an exercise price of $0.25 for a period of five years.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term
				5%	10%
Anthony Clements Deborah Merrin Anastasia Mann	1,000,000(3) 10,000(1) 50,000(2) 1,500,000(3) 10,000(1) 50,000(2) 1,000,000(3) 10,000(1) 50,000(2)	$0.25 $0.14 $0.50 $0.25 $0.14 $0.50 $0.25 $0.14 $0.50	04-06-12 09-10-09 09-10-09 04-06-13 09-10-09 09-10-09 04-06-12 09-10-09 09-10-09	xx xx xx xx xx xx xx xx xx	xx xx xx xx xx xx xx xx xx

(1) Option granted to each director of the Company pursuant to the Director Option Plan on September 10, 1999.

(2) Options granted under the Management Incentive Plan

(3) Options granted to each director of the Company under a Stock Option Agreement

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

Audit Committee

The Audit Committee of the Board currently consists of Ms Fortescue-Merrin, and Mr. Anthony Clements. The principal functions of the Audit Committee are to make recommendations to the Board regarding;  (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors;  (iii) to approve the scope of the annual audit activities of the independent auditors;  (iv) to approve the audit fee payable to the independent auditors;  (v) and to review such audit results. The audit committee did not hold any meetings during the fiscal year ended December 31, 2008.

Compensation Committee

The Compensation Committee currently consists of Mrs. Mann, and Mr Anthony Clements.  The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2008.  For information on the duties and actions of the Compensation Committee, see "Report on Compensation."

Report on Compensation

Ms Deborah Merrin served as President & Chairman of CCL in the fiscal year 2008.  She was compensated on a consulting basis, by way of a related consulting entity.  Compensation totaled US $42,000 for 2008, US$42,000 during 2007, compared with US$ 52,698 during 2006,  Also, Ms. Merrin was granted 1,500,000 options exercisable at $0.25 during 2007.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

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

E.

SHARE OWNERSHIP

 As of December 31, 2008 based on information supplied to the Company, CCL's directors and executive officers as a group may be deemed to own beneficially (including shares purchased upon exercise of stock options and warrants, exercisable within 60 days) 3.92% of the outstanding shares of Common Stock.  To the knowledge of the directors and officers of the Company, the following directors and officers of the Company and owners of five percent (or more) of the outstanding Common Stock (see Item 7 Major Shareholders and Related Party Transactions below) beneficially own the shares of Common Stock set forth below.

Name	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Anthony P. Clements (2) Deborah Fortescue-Merrin (3) Anastasia Kostoff-Mann (4)	1,060,000 – Options 1,560,000 – Options 48,500 – Direct 1,060,000 – Options	1.20% 1.81% 1.20%

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of December 31, 2008, there were 249 shareholders of record in the United States holding a total of 33,313,341 of the 87,467,288 outstanding common shares of the Company.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*

CEDE & CO – United States**	10,948,134	12.52%
HARRAH’S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.87%
Jiang Man Securities Ltd., Hong Kong	4,559,958	5.21%
Pebble Mill Investments Ltd., Hong Kong	4,413,560	5.05%
Galleria Ventures Inc., Grenada	4,398,740	5.03%

* Based upon 87,467,288 issued and outstanding common shares of the Company as of December 31, 2008

** Depository Trust Company holds shares on behalf of the beneficial owners whose identity is not known to the Company.

To the best of the Company’s knowledge, there are no arrangements or agreements which would result in a change of control of the Corporation at a future date.

B.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was nil.

Through a related company the President of the Company provides consulting services to the Company. During the year ended December 31, 2008, the Company incurred $42,000 in said consulting fees   (2007: $42,000).

As at the period end, the Company owed $187,941 (2007: $109,231) to a company controlled by a director.  $8,811 of this amount represents accumulated outstanding expense reimbursements for various office supplies, services, and computer related costs.  The outstanding is included within the accounts payable and accrued liabilities accounts. There is no formal, nor written, contractual arrangement pertaining to this outstanding balance.

During the year ended December 31, 2007, the Company recorded stock-based compensation expenses of $69,150 to a director of the Company, included in consulting fees and $69,150 to management of the Company, included in general and administrative expenses.  No such expenses were recorded for the year ended December 31, 2008. There is no formal, nor written, contractual arrangement pertaining to this outstanding balance.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CCL’s Audited Financial Statements for the year ended December 31, 2008 are included in Item 17 of this Annual Report.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $70,296,103 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

B.

LEGAL PROCEEDINGS;

CCL retained legal counsel in the matter of the termination, effective April 22, 2001, by eFlyte, LLC as the managers of the Sky Play® business, and subsequent actions by eFlyte, LLC and its principals.  In December 2002, the CCL initiated legal arbitration proceedings for breach of contract under the provisions of the management agreement with eFlyte, LLC.   In December 2003, a final date for the arbitration hearing was set for March 9 through 12 th, 2004.  On March 11, 2004, the parties reached an agreement in principle whereby the Arbitration Process was resolved pursuant to a Confidential Settlement Agreement.   This agreement was completed on April 23, 2004

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs are claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs invested in a California company with no relationship to the Company.  The plaintiffs are seeking compensatory damages of $1,018,464, which is treble the amount of their investments, as well as related attorney’s fees.  The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

On August 9, 2007 the court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas are sufficient for the court to assert specific personal jurisdiction over them.

On March 9, 2009, the case was called to trial before a jury.  The jury heard the evidence and returned a verdict in the Company’s favour.  The Plaintiffs were entitled to receive nothing from the Company.  The Court accepted the jury’s verdict .  On April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury.  After the judgment is signed, the Plaintiffs will have the opportunity to appeal.

To the date of this Document, the Company has incurred legal fees of $50,744.  Naturally, this does not include the travel costs, time and effort, stress and strain on all – the shareholders, the officers and directors.  These funds were not internally available.  Related Parties were called upon to supply the funding.

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

In 1997, CCL exchanged a promissory note in the amount of $2,737,443 for 2,737 Class A Preference shares at $1,000 per share.  In 1998, CCL redeemed 500 of the Class A Preference shares at their redemption price of $1,000 per share.  As of December 31, 2008 and 2007, 2,237 Class A Preferred stock remained outstanding.

Dividends on the Class A Preferred shares for the years ended December 31, 2008 and 2007 were $425,131 and $390,028 respectively.  They remain unpaid and are in arrears.

Under US GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” and Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of SFAS 133, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company’s statement of operations.  The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to accumulated deficit on the initial date of the measurement of the derivative liability.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company.

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2008 is recorded at a value of $3,432,243 (2007: $3,148,822) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2008 was $283,421. In the year ended December 31, 2007, the charge resulting from the change in fair value of the derivative liability was $260,019 (2006: $188,661))

By Agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

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

By agreements dated March 6, 2006, the Company granted 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share.  These share purchase options were to vest between 2006 and 2008 and expire on March 6, 2011.  As at September 1 st, 2006, 6.5 million share purchase options issued in connection with the ETV Share Purchase Agreement were cancelled.  As at November 17, 2006 all remaining options granted on March 6, 2006 were cancelled.

ITEM 9.

THE OFFER AND LISTING

A.

LISTING DETAILS

Since May 2007, the company’s shares have traded on both the NASDAQ OTC Bulletin Board (OTCBB) and the Pink Sheets under the symbol “CTORF”.  Since August 3 rd, 2005, the Company’s Common Shares have traded on the Pink Sheets under the symbol “CTORF”.  Prior to August 3 rd, 2005 and since October 16, 2000 the Company’s Common Shares have traded on the OTC Bulletin Board under the symbol “CTORF”.  Prior to October 16, 2000 and since March 25, 1999, the Company’s Common Shares had traded on the OTC Bulletin Board under the symbol “IELSF.”  From July 8, 1997 until March 24, 1999, the Company's Common Shares had been traded on the NASDAQ SmallCap Market under the symbol "IELSF." From March 1, 1994 until July 8, 1997, the Company's Common Shares traded on the NASDAQ SmallCap Market under the symbol "SKYGF."  Prior to March 1, 1994, there was no trading market for the securities of the Company in the United States the Company's common shares were traded on the Vancouver Stock Exchange under the symbol "CEV” until voluntarily de-listed by the Company on December 30, 1994,

On October 5, 1998, the Company was notified by NASDAQ that the Company’s shares had failed to maintain a bid price greater than or equal to $1.00 per share for the prior thirty consecutive trading days and were therefore subject to delisting.  The delisting was effective on March 24, 1999.

The table below sets forth, for the periods indicated the reported high and low closing prices of the Common Stock as reported by the NASDAQ SmallCap and OTC Bulletin Board Markets.

Last Six Calendar Months:

Last Six Calendar Months
	High	Low
June 2009	$0.0040	$0.0030
May 2009	$0.0050	$0.0040
April 2009	$0.0050	$0.0010
March 2009	$0.0025	$0.0005
February 2009	$0.0041	$0.004
January 2009	$0.0050	$0.001

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

Each fiscal quarter within the last two years,

	Twelve Months Ended
	December 31, 2008		December 31, 2007
	High	Low	High	Low
First Quarter	$0.042	$0.030	$0.120	$0.055
Second Quarter	$0.040	$0.026	$0.060	$0.040
Third Quarter	$0.028	$0.025	$0.055	$0.037
Fourth Quarter	$0.026	$0.001	$0.050	$0.020

Last Five Full Financial Years

Last Five Full Financial Years
	High	Low
2008	$0.042	$0.001
2007	$0.120	$0.020
2006	$0.600	$0.028
2005	$0.070	$0.025
2004	$0.200	$0.025

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

No shares were issued during the year ended December 31, 2008.  By Agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,832.

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

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2007 is recorded at a value of $3,432,243 (2007: $3,148,822) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2008 was $283,421. In the year ended December 31, 2007, the charge resulting from the change in fair value of the derivative liability was $260,019 (2006: $(188,661))

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

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

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

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

Canadian Income Tax Considerations

Through the Company’s President, who resides in Canada, the Company maybe subject to Canadian Corporate Income Tax.  The Company has never filed any tax returns in Canada, and maybe subject to interest and penalties.  The Company has estimated it has accumulated non-capital losses of $316,000 which may be carried forward to reduce future Canadian taxable income in future years.

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

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

Our principal executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008.  Based on that review and evaluation, the principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were not effective in providing management with all material information required to be disclosed in this annual report on a timely basis, given the restated financial statements.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As at December 31, 2008, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting.  The material weaknesses were lack of segregation of duties and limited technical level knowledge of more complex generally accepted accounting principles.

The company does not have adequate internal controls in place to ensure the accuracy of its financial statements. As a result of insufficient knowledge of complex US GAAP matters, the Company misstated its results of operations for the years ended December 31, 2007 and 2006 in respect of an error in the calculation of a derivative liability. This error led to the Company to restate its results of those periods and issued revised financial statements accordingly .

(c)  Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Form 20F annual report.

(d)  Changes in internal controls over financial reporting

There were no changes that occurred during the period covered by this Form 20-F, that materially affected, or are likely to materially affect our internal control over financial reporting.

ITEM 16.

AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES

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

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

C.

AUDITOR’S FEES & SERVICES

Pre-approval policies and procedures:  In accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company’s auditors, is approved in advance by CCL’s Audit Committee.  The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.  The Audit Committee has authority pre-approve audit services up to a maximum cost of $35,000 and individual non-audit services up to a maximum cost of $5,000 per year.  Amisano Hanson, Chartered Accountants, has serviced as the Company’s principal accountant since 2004.  In early 2008, Amisano Hanson was merged with BDO Dunwoody LLP, Chartered Accountants, which continued as the Company’s auditors.

(a) Audit fees	2008	2007
	$ 31,891	$ 34,450

(b) Non-audit-related fees	2008	2007
	$ -	$ -

(c) Tax fees - No compensation was paid to BDO Dunwoody nor to Amisano Hanson (predecessor independent auditors) for tax compliance, tax advice and tax planning in fiscal 2008 or 2007.

(d) All other fees	2008	2007
	$ -	$ -

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 17.

FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2008 have been audited by an accounting firm registered with the PCAOB.  The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Canadian generally accepted accounting principles.

A.

Financial Statements

Consolidated Balance Sheets at December 31, 2008 and December 31, 2007.

Consolidated Statements of Operations for:

  Twelve Months Ended December 31, 200 8

  Twelve Months Ended December 31, 2007

  Twelve Months Ended December 31, 2006

Consolidated Statements of Shareholder's Equity

  December 1, 2006 through December 31, 2008

Consolidated Statements of Cash Flow

  Twelve Months Ended December 31, 200 8

  Twelve Months Ended December 31, 2007

  Twelve Months Ended December 31, 2006

Notes to Consolidated Financial Statements

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

( Stated in US Dollars)

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

BDO Dunwoody LLP

600 Cathedral Place

Chartered Accountants

925 West Georgia Street

Vancouver, BC, Canada V6C 3L2

Telephone:  (604) 688-5421

Telefax:  (604) 688-5132

E-mail:  vancouver@bdo.ca

www.bdo.ca

Report of Independent Registered Public Accounting Firm

To The Shareholders of

Creator Capital Limited

We have audited the Consolidated Balance Sheets of Creator Capital Limited as at December 31, 2008 and 2007 and the Consolidated Statements of Operations, Stockholders’ Deficiency and Cash Flows for the years ended December 31 2008, 2007 and 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, British Columbia

April 29, 2009, except for Note 18 which is as at August 7, 2009

BDO Dunwoody LLP is a Lim ited Liability Partnership registered in Ontario

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

BDO Dunwoody LLP

600 Cathedral Place

Chartered Accountants

925 West Georgia Street

Vancouver, BC, Canada V6C 3L2

Telephone:  (604) 688-5421

Telefax:  (604) 688-5132

E-mail:  vancouver@bdo.ca

www.bdo.ca

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements and restatement as a result of correction of error as described in Notes 18 and 19(e). Our report to the directors and stockholders dated August 7, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

August 7, 2009

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(Stated in US Dollars)

			Restated – Note 18
ASSETS		2008	2007

Current
Cash		$ 9,925	$ 7,305
Receivables		8,465	6,445
Prepaid expenses		1,338	809

		$ 19,728	$ 14,559

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 11		$ 520,955	$ 353,312
Notes payable – Note 4		88,680	92,571
Preferred shares – Note 5		5,148,364	4,723,233

		5,757,999	5,169,116

STOCKHOLDERS’ DEFICIENCY

Capital stock – Notes 5, 6, 7 and 8
Authorized:
3,000	Class A preferred shares, $0.01 par value
5,000,000	Class B preferred shares, $0.01 par value
100,000,000	common shares, $0.01 par value	874,673	874,673
Contributed surplus		63,683,159	63,683,159
Accumulated deficit		(70,296,103)	(69,712,389)

		(5,738,271)	(5,154,557)

		$ 19,728	$ 14,559

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Notes 5 and 7

Contingency – Note 9

APPROVED BY THE DIRECTORS:

“Deborah Fortescue-Merrin”	Director	“Anthony Clements”	Director

SEE ACCOMPANYING NOTES

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2008, 2007 and 2006

(Stated in US Dollars)

	2008	2007	2006

Revenue
Sky Play sales	$ 55,160	$ 63,870	$ 53,460

Operating expenses
Consulting fees – Notes 8 and 11	42,000	284,025	52,029
General and administrative – Notes 8 and 11	112,069	168,218	131,398
Impairment of equipment – Note 3	-	-	39,572
Legal fees	59,743	26,001	7,154

	213,812	478,244	230,153

Loss from operations	(158,652)	(414,374)	(176,693)

Other income (expense):
Preferred stock dividends – Note 5	(425,131)	(390,028)	(357,824)
Interest income	69	224	1,041
Interest income on note previously written-off	-	-	8,083
Recovery of note previously written-off	-	-	46,828
Other income	-	3,514	-
Withholding tax	-	-	(3,365)

Net loss and comprehensive loss for the year	$ (583,714)	$ (800,664)	$ (481,930)

Weighted average shares outstanding	87,467,288	87,809,166	88,336,654

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

for the years ended December 31, 2008, 2007 and 2006

(Stated in US Dollars)

	Common Stock
	Number of		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
				Restated – Note 18
Balance, January 1, 2006, as restated	90,795,037	$ 907,950	$ 63,133,654	$ (68,429,795)	$ (4,388,191)
Returned to Treasury – Note 6	(3,525,000)	(35,250)	35,250	-	-
Issued pursuant to debt settlement agreements – Note 6	783,328	7,834	187,999	-	195,833
Net loss	-	-	-	(481,930)	(481,930)

Balance, December 31, 2006, as restated	88,053,365	880,534	63,356,903	(68,911,725)	(4,674,288)
Returned to Treasury – Note 6	(586,077)	(5,861)	5,861	-	-
Stock-based compensation – Note 8	-	-	320,395	-	320,395
Net loss	-	-	-	(800,664)	(800,664)

Balance, December 31, 2007, as restated	87,467,288	874,673	63,683,159	(69,712,389)	(5,154,557)
Net loss	-	-	-	(583,714)	(583,714)

Balance, December 31, 2008	87,467,288	$ 874,673	$ 63,683,159	$ (70,296,103)	$ (5,738,271)

SEE ACCOMPANYING NOTES

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

                                                 Page 34

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2008, 2007 and 2006

(Stated in US Dollars)

	2008	2007	2006

Operating Activities
Net loss for the year	$ (583,714)	$ (800,664)	$ (481,930)
Reconciliation of net loss to net cash used in operating activities
Impairment of equipment	-	-	39,572
Interest accrual	1,109	-	-
Preferred stock dividends	425,131	390,028	357,824
Stock-based compensation	-	320,395	-
Changes in non-cash working capital items:
Receivables	(2,020)	(1,080)	4,000
Prepaid expenses	(529)	4,659	(5,000)
Accounts payable and accrued liabilities	167,643	80,506	61,667

	7,620	(6,156)	(23,867)

Financing Activities
Increase (decrease) in notes payable	(5,000)	1,186	1,787

Net increase (decrease) in cash	2,620	(4,970)	(22,080)

Cash, beginning of the year	7,305	12,275	34,355

Cash, end of the year	$ 9,925	$ 7,305	$ 12,275

Supplemental cash flow information
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 14

SEE ACCOMPANYING NOTES

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Stated in US Dollars)

Note 1

Nature of Operations and Ability to Continue as a Going Concern

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which, in June 1997, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  The Company is publicly quoted on the Over the Counter Bulletin Board.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to, the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games ® and the entertainment software is marketed using the name Sky Play®.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $70,296,103 since its inception, has a working capital deficiency of $5,738,271 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 19.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

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

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc. (a Nevada corporation); and Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive.  All inter-company balances and transactions have been eliminated on consolidation.

----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 2

Summary of Significant Accounting Policies – (cont’d)

b)

Equipment

Equipment is recorded at cost.  Equipment is amortized over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are amortized at one-half rate during the year of acquisition.

c)

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using substantively enacted income tax rates. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

d)

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method.  For the years ended December 31, 2008, 2007 and 2006 potentially dilutive common shares (relating to stock options) totaling 7,370,000 (2007: 7,380,000; 2006: 440,000) were not included in the computation of loss per share because their effect was anti-dilutive.

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable and collectibility is reasonably assured.  Revenue for Sky Play is recognized each month for a license fee on a per-game usage basis as the above criteria have been met.

f)

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

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period. Compensation cost is generally recognized on a straight-line basis over the vesting period.

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 2

Summary of Significant Accounting Policies – (cont’d)

g)

Stock-based Compensation – (cont’d)

The Company uses the Black-Scholes option pricing model to estimate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

h)

Impairment of Long-lived Assets

The Company assesses the impairment of long-lived assets, which consist of equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of a long-lived asset is then determined by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.  Management believes that impairment provisions have been adequately provided on the Company’s long-lived assets as at December 31, 2008 and 2007.

i)

Financial Instruments

All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments and derivatives are measured on the trade date at fair value upon initial recognition.  Subsequent measurement depends on the initial classification of the instrument.  Held-for-trading financial assets are measured at fair value, with changes in fair value recorded in net income.  Available-for-sale financial assets are measured at fair value, with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.  Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.  All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sales and purchases exemption.  Changes in the fair value of derivatives that are not exempt are recorded in the statement of operations.  Transaction costs on the acquisition of financial assets and liabilities that are classified as other than held-for-trading are expensed.

The Company has made the following designations of its financial instruments:  cash as held-for-trading; receivables as loans and receivables; and accounts payable and accrued liabilities, notes payable and preferred shares as other financial liabilities.

j)

New Accounting Standards

i)

Capital Disclosures

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  This new disclosure is summarized in Note 15.

ii)

Financial Instruments

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Note 16 provides the required disclosure under this new accounting standard.

iii)

Going concern

Effective January 1, 2008, the Company adopted the amendments to the guidelines of CICA Handbook Section 1400, General Standards of Financial Statement Presentation.  The Canadian Accounting Standards Board amended Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  The adoption of this Section resulted in no disclosure changes to the financial statements.

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 2

Summary of Significant Accounting Policies – (cont’d)

k)

Future Accounting Changes

i)

Financial Statement Concepts

CICA Handbook section 1000 has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009.  The Company is currently evaluating the impact of the adoption of this change on its financial statements.

ii)

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009.  The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

iii)

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Note 3

Equipment

	2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

	2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

During the year ended December 31, 2006, the Company determined that the website was impaired and recorded an impairment loss of $39,572, which was included in operations.  During 2008, management determined that the value of all capital assets was impaired and wrote their value down to $Nil. As these assets were fully amortized, the write down had no impact on the consolidated statement of operations.

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 4

Notes Payable

	2008	2007

Unsecured, bearing interest at 2.65% (2007: 3.18%), being the average 1-year Treasury yield rate	$ 47,680	$ 46,571
Unsecured and non-interest bearing	41,000	46,000

	$ 88,680	$ 92,571

These notes are past due and, consequently, are classified as current liabilities.

Note 5

Preferred Shares

		Restated
		– Note 18
	2008	2007

Preferred shares	$ 2,237,443	$ 2,237,443
Accrued dividend payable	2,910,921	2,485,790

	$ 5,148,364	$ 4,723,233

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

In 1997, the Company exchanged a promissory note in the amount of $2,737,443 for 2,737 Class A preference shares at $1,000 per share.  The Class A Preferred shares are non-voting and are convertible at any time into common shares at the option of the holder.  The number of common shares will be determined by dividing $1,000 per share of Class A Preferred shares, plus any accrued and unpaid dividends thereon by a conversion price equal to 60% of the market price of the common shares at the time of conversion.  Dividends on the Class A Preferred shares compounding, are cumulative and are payable quarterly at an annual dividend rate of 9%.  The Company is not required to redeem the Class A Preferred shares, however it may, at its option, redeem the Class A Preferred shares, in whole or in part, at any time at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.

The shares include a "make whole" clause such that if the aggregate value of:

1.

the common shares issued on conversion (at the market price upon conversion),

2.

the common shares issuable upon further potential conversions (at the prevailing market price),

3.

the proceeds of any redemptions received on preferred shares, and

4.

the proceeds received from the sale of common shares issued on conversion is less than the redemption amount of the preferred shares, the Company is obligated to either:

1.

issue additional common shares,  or

2.

to repurchase all common shares and preferred shares previously issued to the holder for an amount equal to the redemption value of the preferred shares less any prior redemption proceeds.

Accordingly, the preferred shares have been reflected as liabilities in these financial statements.

In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2008 and 2007, 2,237 Class A Preferred stock remained outstanding.

The Company presents the preferred shares in accordance with CICA 3860 – “Financial Instrument – Disclosure and Presentation”  The instrument meets the definition of a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering a variable number of its own equity instrument.

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 6

Capital Stock

On February 13, 2006, 3,525,000 common shares held in escrow by the Company’s transfer agent were returned to Treasury.  No common shares were held in escrow in the years ended December 31, 2008 and 2007.

By a share purchase agreement dated March 6, 2006 the Company was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. (“ETV”), a Panama company, in exchange for 50,000,000 common shares and one share purchase warrant entitling the holder to acquire 1,000,000 common shares at $1.00 per share from August 15, 2006 to February 15, 2008.  These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business.  The terms of the share purchase agreement were not fulfilled.  On November 1, 2006, the Company deemed the agreement null and void due to the failure of the vendor to fulfill the terms.  A finder’s fee of 2,500,000 common shares to be earned-out based upon the same formula as the acquisition securities were to be issued.  With the failure of the share purchase agreement, the finder’s fee also became null and void.

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

Note 7

Stock Options

The following table summarizes the stock options outstanding at December 31, 2008:

Number		Number
Outstanding	Price	Exercisable	Expiry Date

40,000	$0.14	40,000	September 10, 2009
380,000	$0.50	380,000	September 10, 2009
3,950,000	$0.25	3,950,000	April 6, 2012
3,000,000	$0.25	3,000,000	April 6, 2013

7,370,000		7,370,000

A summary of the Company’s stock option activity and related information as follows:

	2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding, beginning of the year	7,380,000	$0.27	440,000	$0.59	950,000	$0.50
Expired	(10,000)	$2.50	(10,000)	$3.69	(510,000)	$0.42
Granted	-	$ -	6,950,000	$0.25	-	$ -
Outstanding and exercisable, end of the year	7,370,000	$0.26	7,380,000	$0.27	440,000	$0.59

By agreements dated April 6, 2007, the Company granted 6,950,000 stock options to directors, officers and consultants of the Company entitling the holders thereof the right to purchase one common share of the Company for each option held at $0.25 per share.  The stock options vested on the grant date of April 6, 2007 and expire on April 6, 2012 (3,950,000 options) and April 6, 2013 (3,000,000 options).

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 8

Stock-based Compensation

During the year ended December 31, 2008, the Company recorded stock-based compensation of $nil (2007: $320,395 of which $242,025 has been allocated to consulting fees and $78,370 to general and administrative expenses; 2006: $nil).

The fair value of the stock options granted during the year ended December 31, 2007 was estimated using the Black-Scholes option valuation model with the following estimated assumptions:

2007

Risk-free interest rate	3.43%
Dividend yield	0%
Volatility	184.36%
Expected life	5 years

The weighted average contractual life remaining of all stock options granted is 3.5 years.  The share purchase options vest upon granting.

Note 9

Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs were claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs had invested in a California company affiliated with ETV that had no contractual relationship with the Company.  The plaintiffs were seeking compensatory damages of $1,018,464 as well as related attorney’s fees.  The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

On August 9, 2007, the court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas were sufficient for the court to assert specific personal jurisdiction over them.

On March 9, 2009, the case was called to trial before a jury.  The jury heard the evidence and returned a verdict in favor of Creator Capital Ltd.  The Plaintiffs were entitled to receive nothing from Creator Capital and the court has accepted the verdict of the jury.  Creator Capital is in the process of presenting a judgment, which conforms to the verdict of the jury, to the Court for signature.  After the judgement is signed, the Plaintiffs will have the opportunity to appeal.

Note 10

Income Taxes

A reconciliation of income taxes at statutory rates is as follows:

	2008	2007	2006
Loss before income taxes	$(583,714)	$(800,634)	$(481,930)
Statutory income tax rate	31.00%	34.12%	34.12%

Expected income tax recovery	$181,000	$273,000	$164,000
Foreign income tax other than
Canadian statutory rate	(162,000)	(141,000)	(132,000)
Permanent differences	-	(109,000)	-
Effect of reduction in statutory rate	(2,000)	-	-
Net change in valuation allowance	(17,000)	(23,000)	(32,000)
Income tax recovery	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2008	2007
Non-capital losses carry forward	$82,000	$65,000
Less: valuation allowance	(82,000)	(65,000)
	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will be realized during the carry-forward period to utilize all the future tax assets.

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 10

Income Taxes - (Cont’d)

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.  The Company currently maintains an office in Canada.

The Company has estimated accumulated non-capital losses of $316,000 which may be carried forward to reduce taxable income in future years. The non-capital losses expire in various amounts from 2024 to 2028.  The Company has not filed tax returns in Canada and may be subject to interest and penalties.

Note 11

Related Party Transactions

The Company had the following transactions in the normal course of operations with directors and companies with common directors:

	2008	2007	2006

Accounting fees (1)	$23,000	$24,000	$42,000
Consulting fees	42,000	42,000	52,029

	$65,000	$66,000	$94,029

(1) Amount included in general and administrative expense account on the consolidated statement of operations.

These charges were measured at the exchange amount, being the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at December 31, 2008 is $187,941 (2007: $109,231) owing to directors and companies with common directors with respect to unpaid fees and expenses.

Note 12

Economic Dependence

Revenue from significant customers for the years ended December 31, 2008, 2007 and 2006 is summarized as follows:

	2008	2007	2006

JALUX , Inc. (Japan Airlines)	% 89	% 89	% 87
Emirates Airlines	11	8	10

	% 99	% 97	% 97

Note 13

Segmented Information

Our chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by geographic information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, we have concluded that we have one reportable operating segment. Foreign revenues are based on the country in which the customer is located. The following is a summary of total revenues by geographic area for the years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006

Asia	$ 48,930	$ 58,410	$ 48,000
Middle East	6,230	5,460	5,460

	$ 55,160	$ 63,870	$ 53,460

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 14

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2008, the Company recognized preferred share dividends payable of $425,131 (2007: $390,028; 2006: $357,824).

During the year ended December 31, 2006, the Company settled accounts payable of $121,000 and dividends payable of $74,833 by issuing 783,328 common shares of the Company.

These transactions have been excluded from the statements of cash flows.

Note 15

Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to pursue the development of its business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk.  In the management of capital, the Company includes the components of stockholders’ deficiency and preferred shares.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of.  As at December 31, 2008, the Company has not entered into any debt financing, except for short-term notes payable.

The Company is dependent on the capital markets and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. The Company’s primary target market includes the Asian and Pacific Rim airlines.

The Company is not subject to any external capital requirements.

Note 16

Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate. As at December 31, 2008, all of the Company’s cash is held in US dollars, the Company’s functional currency.  The Company has no significant currency risk associated with its operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company reduces its credit risk on accounts receivables by monitoring all accounts frequently. As at December 31, 2008 the Company is not exposed to any significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Included in the loss for the period in the financial statements is interest income on US dollar cash. As at December 31, 2008, the Company’s cash is subject to or exposed to interest rate risk, however, this risk is not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balance to enable settlement of transactions on the due date. Accounts payable and accrued liabilities are current.  The Company addresses its liquidity through equity financing obtained through the sale of common shares and the exercise of stock options.

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 17

Comparative Figures

Comparative figures have been reclassified, where applicable, to conform to the current year’s presentation.

Note 18

Correction of an Error

Pursuant to a review of prior financial statements, the Company determined that a balance of $175,875 payable in respect of dividends on its Class B preferred shares  (which had been converted to common shares in prior years) since 1997 had not been correctly recorded.  As a result, the balance of accrued dividends on the Class B preferred shares at December 31, 2007 has been retroactively increased by an amount of $175,875 in accounts payable and accrued liabilities and the deficit has increased by a corresponding amount.

Note 19

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

a)

Balance Sheets

	2008	2007
		(Restated)

Total assets under Canadian and US GAAP	$ 19,728	$ 14,559

Total liabilities under Canadian GAAP	$ 5,757,999	$ 5,169,116

Preferred shares	(2,237,443)	(2,237,443)
Options to be settled for common shares in excess of the authorized share capital	5,298	291,808
Derivative liability	3,432,243	3,148,823

Total liabilities under US GAAP	6,958,097	6,372,304

Preferred shares	2,237,443	2,237,443

Total shareholders’ deficiency under Canadian GAAP	(5,738,271)	(5,154,557)
Increase in shareholders’ equity	(3,437,541)	(3,440,631)

Total shareholders’ deficiency under US GAAP	(9,175,812)	(8,595,188)

Total liabilities and equity under US GAAP	$ 19,728	$ 14,559

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

b)

Income Statements

	2008	2007	2006
		(Restated)	(Restated)
Net and comprehensive loss for the year under Canadian GAAP	$ (583,714)	$ (800,664)	$ (481,930)
Add: preferred stock dividend	425,131	390,028	357,824
Change in fair value of the outstanding share purchase options	286,510	52,975	(12,988)
Change in fair value of the derivative liability	(283,421)	(260,019)	(188,661)

Net and comprehensive income (loss)	$ (155,494)	$ (617,680)	$ (325,755)

Net and comprehensive income (loss)	$ (155,494)	$ (617,680)	$ (325,755)
Preferred stock dividends	(425,131)	(390,028)	(357,824)

Loss to common shareholders	$ (580,625)	$ (1,007,708)	$ (683,579)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)

c)

Preferred Shares

Under Canadian GAAP, the Company’s Class A preferred shares and accrued dividends payable thereon are classified as a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument.  Under US GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” and Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of SFAS 133, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company’s statement of operations.  The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to shareholders’ equity on the initial date of the measurement of the derivative liability

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company.  Since the Company has no retained earnings, the dividends would be a charge to additional paid-in capital and not accumulated deficit under US GAAP.  The dividend is included in the calculation of earnings (loss) per share.

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2008 is recorded at a value of $3,432,243 (2007: $3,148,822) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2008 was $283,421 (2007: $260,019, 2006: $188,661).

d)

Options to be settled for common shares in excess of the authorized share capital

Under Canadian GAAP, the Company records the fair value of its stock option grants as stock based compensation along with a corresponding increase to additional paid-in capital. Under US GAAP, pursuant to the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and SEC Topic D-98, “Classification and Measurement of Redeemable Securities”, the Company is required to classify its outstanding stock options as liabilities, representing the fair value of the obligation should the Company be required to settle the exercise of options in cash for failure to have sufficient authorized common shares to issue. The fair value of the stock options is periodically re-measured at each financial statement date for the duration the options are outstanding.  As a result, the Company has determined the fair value of the options at December 31, 2008 to be $5,298 (2007: $291,808).

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

e)

Restatement

The Company has effected a restatement of its financial results as at December 31, 2007 for the years ended December 31, 2007 and 2006.

The restatement was effected to correct an error in the Company’s calculation of derivative liability which arose from the conversion feature of the preferred shares under US GAAP. The effect of the recalculation on the Company’s consolidated balance sheet  as at December 31, 2007 under US GAAP was to decrease derivative liability by $2,290,085, from $5,438,908 to $3,148,823 and a corresponding decrease in the accumulated deficit under US GAAP as at December 31, 2007 by the same amount.

The recalculation also increased (decreased) the change in fair value of the derivative liability in the statement of operations under US GAAP for the years ended December 31, 2007 and 2006 by $2,626,492 and $(660,663) respectively. As a result, the basic earnings (loss) per share under US GAAP for the years ended December 31, 2007 and 2006 changed from $(0.04) to $(0.01) and from $0.00 to $(0.01), respectively.

f)

New United States of America Accounting Standards

Recently adopted accounting pronouncements

On September 15, 2006, FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 references fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. Originally, SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Accordingly, we adopted SFAS No. 157 in the first quarter of fiscal year 2008. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.  SFAS No. 159 gives the Company the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis with the difference between the carrying value before election of the fair value option and the fair value recorded upon election as an adjustment to beginning retained earnings.  As of December 31, 2008, the Company had not elected the fair value option for any eligible financial asset or liability.

Recent Accounting Pronouncements Not Yet Adopted

In December 2007, FASB issued Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”) and SFAS No. 160, Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

f)

New United States of America Accounting Standards – (cont’d)

Recent Accounting Pronouncements Not Yet Adopted – (cont’d)

SFAS 141(R) requires companies to: (i) recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; (ii) measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; (iii) recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; (iv) with certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values; (v) capitalize in-process research and development (“IPR&D”) assets acquired; (vi) expense, as incurred, acquisition-related transaction costs; (vii) capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities , are met as of the acquisition date; and (viii) recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. SFAS 141(R) is required to be adopted concurrently with SFAS 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not believe the adoption of these statements will have a material impact on significant acquisitions completed after January 1, 2009.

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied retrospectively to all periods presented. The Company is currently evaluating the effects of adopting FSP APB 14-1.

In June 2008, the FASB reached consensus on EITF Issue No. 07-05 (‘EITF 07-05”), “Determining Whether an Instrument (or embedded feature) Is Indexed to an Entity’s Own Stock.”. EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption of EITF 07-05 is not permitted. The Company does not believe the adoption of EITF 07-05 will have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” This statement establishes guidance related to accounting for and disclosure of events that happen after the date of the balance sheet but before the release of the financial statements. SFAS No. 165 is effective for reporting periods ending after June 15, 2009. We do not expect the adoption of this statement to have a material effect on our results of operations or financial position.

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

Note 19

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

In June 2009, the FASB issued SFAS No.168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”).  SFAS 168 establishes the “FASB Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification.  Generally, the Codification is not expected to change U.S. GAAP.  All other accounting literature excluded from the Codification will be considered non-authoritative.  SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  We will adopt SFAS 168 for our quarter ending September 30, 2009.  We are currently evaluating the effect on our financial statement disclosures as all future references to authoritative accounting literature will be references in accordance with the Codification.

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

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

C.

Exhibits - (Cont’d)

EXHIBIT	DESCRIPTION
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

12.1	302 Certification of Chief Executive Officer
12.2	302 Certification of Chief Financial Officer
12.11	Annulment Agreement, dated as of April 10, 2001, between the Company and James P Grymyr. (Attached to this Annual Report on Form 10K as Exhibit 12.11)
12.12	Consulting Agreement, dated as of January 2, 2002, between the Company and Stephen M West . (Attached to this Annual Report on Form 10K as Exhibit 12.12)
12.13	Consulting Agreement, dated as of January 2, 2003, between the Company and Stephen M West . (Attached to this Annual Report on Form 10-K as Exhibit 12.13)
13.1	906 Certification of Chief Executive Officer
13.2	906 Certification of Chief Financial Officer

*Confidential treatment has been granted.

**Submitted herewith.

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

REPORTS FILED ON FORM 8-K

02.01	Dated January 24, 2002. Other Events include Press Release dated January 23, 2002
02.02	Dated February 22, 2002. Other Events include Press Release dated February 21, 2002
02.03	Dated March 22, 2002. Other Events include Press Release dated March 21, 2002
02.04	Dated April 23, 2002. Other Events include Press Release dated April 22, 2002
02.05	Dated May 20, 2002. Other Events include Press Release dated May 16, 2002
02.06	Dated June 13, 2002. Other Events include Press Release dated June 13, 2002
02.07	Dated July 19, 2002. Other Events include Press Release dated July 19, 2002
02.08	Dated August 19, 2002. Other Events include Press Release dated August 15,2002
03.01	Dated September 23, 2003. Other Events include Press Release dated September 22, 2003
04.01	Dated March 1, 2004. Other Events include Press Release dated March 1, 2004
05.01	Dated March 31, 2005. Other Events include Press Release dated March 31, 2005

REPORTS FILED ON FORM 6-K

05.02	Dated June 17, 2005. Quarterly Report March 31, 2005 dated May 15, 2005
05.03	Dated August 12, 2005. June 30, 2005 Quarterly Report dated August 8, 2005
05.04	Dated November 17, 2005. Quarterly Report September 30, 2005 dated November 14, 2005
06.01	Dated March 13, 2006. Other events include Press Release dated March 8, 2006
06.02	Dated March 17, 2006. AGM Notice of 2005 Other events include dated March 9, 2006
06.03	Dated March 27, 2006. AGM Notice of 2004 Other events include dated December 21, 2004
06.04	Dated April 5, 2006. Other events include Press Release dated April 3, 2006
06.05	Dated May 16, 2006. Quarterly Report March 31, 2006 dated May 15, 2005
06.06	Dated June 14, 2006. Other events include Press Release dated June 14, 2006
06.07	Dated June 21, 2006. Other events include Press Release dated June 21, 2006
06.08	Dated August 9, 2006. Other events include Press Release dated August 8, 2006
06.09	Dated August 16, 2006. Quarterly Report June 30, 2006 dated August 14, 2006
06.10	Dated October 30, 2006 Other events include Press Release dated October 27, 2006
06.11	Dated November 16, 2006. Quarterly Report September 30, 2006 dated November 14, 2006
06.12	Dated November 27, 2006. Other events include Press Release dated November 22, 2006
06.13	Dated December 4, 2006. Other events include Press Release dated November 30, 2006
06.14	Dated December 11, 2006. Other events include Press Release dated December 6, 2006
06.15	Dated December 11, 2006. Quarterly Report (Amended) June 30, 2006 dated December 7, 2006
06.16	Dated November 27, 2006. Other events include Press Release dated November 22, 2006
06.17	Dated December 4, 2006. Other events include Press Release dated November 30, 2006
06.18	Dated December 11, 2006. Other events include Press Release dated December 6, 2006
07.01	Dated March 14, 2007. AGM Notice of 2006 Other events include dated March 14, 2007
07.02	Dated April 26, 2007. Quarterly Report (Amended) June 30, 2006 dated April 26, 2007
07.03	Dated May 15, 2007. Quarterly Report March 31, 2007 dated May 15, 2007
07.04	Dated August 14, 2007 Quarterly Report June 30, 2007 dated August 14, 2007
07.05	Dated November 16, 2007. Quarterly Report September 30, 2007 dated November 16, 2007
07.06	Dated December 17, 2007. AGM Notice of 2007 Other events include dated March 14, 2007
08.01	Dated May 13, 2008. Quarterly Report March 31, 2008 dated May 13, 2008
08.02	Dated July 1, 2008. Notification of late filing of Form 20F, dated June 30, 2008
08.03	Dated August 15, 2008 Quarterly Report June 30, 2008 dated August 14, 2008
08.04	Dated November 17, 2008. Quarterly Report September 30, 2008 dated November 17, 2008
09.01	Dated May 21, 2007. Quarterly Report March 31, 2008 dated May 20, 2008

CERTIFICATES

4.1	CERTIFICATION – Section 302 of Sarbanes-Oxley Act of 2002
4.2	CERTIFICATION – Section 906 of Sarbanes-Oxley Act of 2002

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 14th day of August, 2009

CREATOR CAPITAL LIMITED

/s/   Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

Title:  Chairman & Director

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

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

Date: August 14, 2009	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman & Director

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------

EXHIBIT 4.2

CERTIFICATION

PURSUANT TO 18 U.S.C. §1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Creator Capital Limited (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F") that, to the best of their knowledge:

In connection with the Annual Report of Creator Capital Limited (the “Company”) on Form 20-F for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”):

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

Date: August 14, 2009	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman and Director Acting in the Capacity of Chief Financial Officer

This certification is furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a -14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as an exhibit to the Report.

-----------------------------------------------------------------------------------------------------------------------------------------------------------

CREATOR CAPITAL LIMITED

20-F DECEMBER 31, 2008

-----------------------------------------------------------------------------------------------------------------------------------------------------------