Form 20-F
period 2009-12-31
CREATOR CAPITAL LTD
filed 2010-06-22
CIK 882537

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

BERMUDA

(Jurisdiction of Incorporation)

Floor Two  73 Front Street  Hamilton HM12  Bermuda

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Title of each class Common Stock, Par Value $0.01per share ("Common Stock")	Name of each exchange on which registered OTC Bulletin Board

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

The number of shares outstanding of the issuer's Common Stock, as of December 31, 2009:

87,467,288

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes:   [  ]        No:   [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes:   [  ]        No:   [X]

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

Yes:   [X]        No:   [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registration was required to submit and post such files).

Yes:   [ ]        No:   [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerate filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   Item 17:  [X]       Item 18:  [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes:   [  ]        No:   [X]

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

Creator Capital Limited. December 31, 2009 20-F

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

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Deborah Fortescue-Merrin

Director, Chairman of the Board, President and C.E.O

Anastasia Kostoff-Mann

Director, Vice-President

Anthony Clements

Director

B. Advisers

Not applicable

C. Auditors

Saturna Group Chartered Accountants LLP

Vancouver, B.C.  Canada

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of Creator Capital Limited (hereinafter “CCL”) for the fiscal years ended December 31, 2009, and 2008 and 2007 was extracted from the audited consolidated financial statements of CCL included in this annual report on Form 20F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial review and Prospects.

The attached financial data as at December 31, 2009, 2008 and 7were extracted from the audited financial statements of the Corporation.  Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP in U.S. dollars. Additional information is presented to show the differences which would result from the application of US GAAP to the Company’s financial information. Refer to Note 19 of the audited consolidated financial statements included herein for a discussion of the material difference between Canadian GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

Creator Capital Limited. December 31, 2009 20-F

Certain selected financial data is detailed in the Table below:

Under Canadian Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December31,
Balance Sheet Data	2009	2008	2007	2006	2005
(as at Period end)	$	$	$	$	$
Current Assets	19,558	19,728	14,559	23,108	44,188
Capital Assets	0	0	0	0	39,572
Intangible Assets	0	0	0	0	0
Long-term assets	0	0	0	0	0
Total Assets	19,558	19,728	14,559	23,108	83,760
Total Liabilities	6,275,852	5,757,999	5,169,116	4,691,396	4,471,951
Net Assets	(6,256,294)	(5,738,271)	(5,154,557))	(4,674,288)	(4,388,191)
Capital Stock	874,673	874,673	874,673	880,534	907,950

Statement of Operations

Gross Revenue	59,380	55,160	63,870	53,460	78,615
Loss from operations before other items	(54,186))	(158,652)	(414,374	(176,693)	(108,113)
Net and comprehensive loss for the year	(518,023)	(583,714)	(800,664)	(481,930)	(436,726)
Basic and Diluted Loss per Share	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)
Weighted-Average Number of
Common Shares Outstanding	87,467,288	87,467,288	87,809,166	88,336,654	90,795,037

Under US Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December 31,
Balance Sheet Data	2009	2008)	2007	2006	2005
(as at Period end)	$	$	$	$	$
Total Assets	19,558	19,728	14,559	23,108	83,760
Total Liabilities	7,782,494	6,958,094	6,372,304	5,373,145	4,946,051
Net Assets	(10,000,379)	(9,175,812)	(8,596,188)	(7,587,480)	(7,099,734)
Temporary equity	2,237,443	2,237,443	2,237,443	2,237,443	2,237,443
Capital Stock	874,673	874,673	880,534	880,534	907,950

Statement of Operations

Gross Revenue	59,380	55,160	63,870	53,460	78,615
Net and comprehensive loss for the year	(360,730)	(155,494)	(617,680)	(325,755)	(289,948)
Basic and Diluted Loss per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)
Weighted-Average Number of
Common Shares Outstanding	87,467,288	87,467,288	87,809,166	88,336,654	90,795,037

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

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2009, is recorded at a value of $3,741,452 (2008: $3,432,243, 2007 restated: $3,148,823) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2009 was $309,209 (: $283,421, 2007: $260,019; 2006: $188,661).

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

Creator Capital Limited. December 31, 2009 20-F

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

D. Risk Factors

The Corporation is subject to a number of risks due to the nature of its business and the present stage of development of business.  The following factors should be considered:

As of December 31, 2009 CCL has incurred a cumulative net loss of $70,814,126 (2008: $70,296,103).  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the financial statements for the year ended December 31, 2009.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Corporation cannot continue in existence.

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

SOFTWARE

The value of CCL’s product line is in the software. The Sky Games Gambling Software remains unique in the marketplace, adaptable to the various airline in-flight entertainment systems.  The Sky Play Software is utilized on older platforms still being used throughout the world. As with all software, the risks lie in it becoming obsolete overnight.  For accounting purposes all the product line software have been written down.

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

Creator Capital Limited. December 31, 2009 20-F

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

ABILITY TO RAISE CAPITAL

As CCL has not generated sufficient revenue to fund its operations, we will require additional funds to meet our on-going obligations and in the future.   As a result, additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations.  If we are unable to obtain additional financing, we will likely be required to curtail our development plans which could cause the company to become dormant.  Any additional equity financing may involve substantial dilution to our then existing shareholders.

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

The initial purpose of the Company was natural resource exploration and development.  Beginning in January 1991 the Company concentrated its efforts on acquiring, developing and commercializing a gaming technology marketed as Sky Games®™ for in-flight use by international airline passengers and patrons in other non-traditional gaming venues.  In pursuit of this purpose, the Company in 1991 acquired the principal assets of Nevada-based Sky Games® International, Inc. ("SGII").  In late 1994, the Company formed Old IEL as a joint venture with subsidiaries of Harrah's Entertainment, Inc., ("Harrah's").  This resulted in the transfer to Old IEL of the Company's in-flight gaming business and the execution of a management agreement with Harrah's with respect to Old IEL and other related relationships.  Pursuant to such management agreement, Old IEL's operations were managed by a Harrah's subsidiary.  The description herein of the Company's operations from December 30, 1994 through June 17, 1997 with respect to in-flight gaming activities refers to the operations of Old IEL under the management of this subsidiary of Harrah's.

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

Creator Capital Limited. December 31, 2009 20-F

On April 30, 1997, the Company entered into a Consulting Agreement with James P Grymyr, whereby he would provide consulting services to the Company from time to time, as requested by the Company.  Under the terms of this agreement, the Company issued 586,077 shares of Common Stock to Mr Grymyr as consideration for all such consulting services, both past and future.  During March, 2001, Mr. Grymyr informed the Company that he did not provide any consulting services to the Company.  Furthermore, he indicated that the agreement was never operational.  A review of the Company’s records, and conversations with previous management did not reveal any evidence to the contrary.  Therefore, Mr. Grymyr offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer under the terms of the Annulment Agreement dated June 20, 2001.  Mr. Grymyr has completed his undertakings to the company.  The company has cancelled  586,077 shares.

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

Creator Capital Limited. December 31, 2009 20-F

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

5.

Newmediacom

On November 30, 2006, CCL announced the execution of a Letter of Intent with Newmediacom Limited (“NMC”), of the United Kingdom, for the purpose of negotiating rights to certain services related to the provision of live, streamed, and downloadable video services to mobile devices and other video distribution and receiving technologies.

Newmediacom is one of five companies, which comprise the Phones International Group founded in 1998 by Peter Jones.  The Group provides a portfolio of core business offerings combining mobile logistics, distribution and fulfillment, configuration, content products and delivery and other related services within the mobile and wireless industries. Newmediacom was acquired by the Phones International Group early in 2004.  The company provides broadcast quality services and solutions that can be utilized in the mobile phone arena.  As at December 31, 2006 the Letter of Intent had not yet resulted in a final Agreement.  Attempts to progress beyond the Letter of Intent proved futile.  CCL deemed the relationship to be at an end.

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

The U.S. Patent and Trademark Office granted CCL the following federal registrations:

November 5, 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

2.

Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations:

April 14, 1998

“Sky Games®” logo and the slogan "We Make Time Fly"

August 26, 2003

“Sky Games® International” “We Make Time Fly” and Design

February 21, 2006

“Casino Class”

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International”  “We Make time Fly” and Design

The Industry

According to Boeing Company's Summary Outlook (CMO) issued in 2009 annualized world GDP is forecast to grow at an average of 3.1% per year over the next 20 years beginning in 2008, a decrease of 0.1%.  Boeing also forecasts a decrease of 0.9% in passenger traffic growth to 4.1% annually over the next 20 years. The report noted that, the total market potential for new commercial airplanes is 29,000, worth $3.22 trillion in 2009 US Dollars.

Boeing estimates that approximately 25.7% of these new aircraft will be intermediate (twin-aisle) and large aircraft.  Of that 26%, deliveries of 747-size or larger aircraft will be 2.60%, while deliveries of intermediate size (twin-aisle) aircraft will 23.1%.  IMDC forecasts 5,569 aircraft deliveries of 100 seats (or more) from 2006-2011.  100% of twin-aisle aircraft and more than 70% of single-aisle aircraft are expected to be delivered with IFE during 2006-2011, with overall penetration of 76%.  CCL believes these forecasts represent a substantial market for IFE systems and inflight content over the long-term.

Boeing has observed the resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 4.9% and air cargo growth of 5.4% over the past 20 years. This growth was founded on world economic growth of 3.1percent and further stimulated by liberalization of market regulations in many countries. Looking ahead over the next 20 years, the world economy is set to grow at 3.1%.  From 2008-2029, passenger travel will increase grow at an average of 4.9% and cargo at an average of 5.8.

Creator Capital Limited. December 31, 2009 20-F

Looking ahead, the Asia-Pacific and Latin America and Africa regions’ traffic are growing at the fastest rates of 6.9% and 6.4% and 6.4% respectively.  Boeing’s CMO 2009 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

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

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO 2009 – annual passenger traffic will grow by 6.9% in the Asia Pacific region; 6.2% in the Middle East; 2.5% within North America; 3.4% within Europe; 6.4% within Latin America; 6.4% in Africa.  IMDC also states that key growth markets will be China and India.  However, the longer haul, twin aisle market will remain the focus for CCL’s Sky Games.

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

Creator Capital Limited. December 31, 2009 20-F

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

Creator Capital Limited. December 31, 2009 20-F

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

Major Customers

The Company’s Sky Play ® customers include, Japan Air Lines, and Sri Lankan Airways.

During the first quarter of 2002, American Airlines ceased to be a client due to budgetary restraints.  Malaysia Airlines ceased to be a client as they terminated their agreement with their contracted IFE Inflight content provider who was providing them with CCL Sky Play ® games.  Continental Airlines also ceased to be a client at the end of the second quarter of 2002.  During 2004 Air China decided to use the games provided with their new inflight entertainment hardware.   During 2005 Emirates Air also decided to use the games provide with their new inflight entertainment hardware.  During 2009’s last Quarter Japan Air Lines entered Bankruptcy.  During the first Quarter of 2010 they informed the Company of airplane retirements resulting in a reduced demand for Sky Play.

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

Creator Capital Limited. December 31, 2009 20-F

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

Creator Capital Limited. December 31, 2009 20-F

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following data are prepared in accordance with generally accepted accounting principles in Canada.

A.

OPERATING RESULTS

	Year Months Ended December 31
	2009	2008	2007	2006	2005

Statement of Operations Data:

Loss before other items	$ (54,186)	$ (158,652)	$ (414,374)	$ (176,693)	$ (108,113)
Other items	(463,837)	(425,062)	(386,290)	(305,237)	(328,613)
Net and comprehensive loss for the year	(518,023)	(583,714)	(800,664)	(481,930)	(436,726)

Net loss per share	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)

Weighted number of common
shares outstanding	87,467,288	87,467,288	87,809,166	88,336,654	90,795,037

Number of common shares
outstanding at period end	87,467,288	87,467,288	87,467,288	88,053,365	90,795,037

	As of December 31, (in thousands of dollars)
	2009	2008	2007	2006	2005
Balance Sheet Data:
Working capital (deficit)	$ (6,256)	$ (5,738)	$ (5,155)	$ (4,674)	$ (4,428)
Total assets	20	20	15	234	84
Long term debt	0	0	0	0	0
Redeemable preferred stock
Class A	0	0	0	0	0
Class B	0	0	0	0	0

Shareholders' equity
(deficit)	(6,256)	(5,738)	(5,155)	(4,674)	(4,388)
Equity (deficit) per
common share	(0.07)	(0.07)	(0.06)	(0.05)	(0.05)

Twelve Months Ended December 31, 2009 and December 31, 2008

During the year ended December 31, 2009, the Corporation recorded revenue of $59,380 compared to $55,160 during the year ended December 31, 2008

Preferred stock dividends of $463,837 for the year ended December 31, 2009 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carry forwarded from prior year. During 2008, the Company recorded $425,131 in dividends.

Consulting expenses consisted of expense paid to a director of the Company and the fees were $42,000 during the year ended December 31, 2009 and 2008.

General and administrative expenses for 2009 were $57,406, as compared to $67,617 for 2008.

The legal defense fees incurred against the frivolous lawsuit in Texas has cost the Company a total of $58,140 in legal fees.  Professional fees for 2009 were $14,160, down from 2008’s $104,195, compared to the 2007 cost of $26,001 and to $7,154 during 2006.   On March 9, 2009 the lawsuit was called for trial before a jury.  A verdict was returned fully in favour of the Company.  Unfortunately, under the terms of the judgment and the Texas state laws, the Company cannot seek recovery of these legal costs. The continued maintenance of the long term registrations and various business trademarks cost $3,215 for the year.  Other corporate legal matters cost $5,756.

Creator Capital Limited. December 31, 2009 20-F

Year Ended December 31, 2008 and December 31, 2007

During the year ended December 31, 2008, the Corporation recorded revenue of $55,160 compared to $63,870 during the year ended December 31, 2007.  The reduction in revenue for the year was primarily due to the reduction of Sky Play ® games were installed

Preferred stock dividends of $425,131 for the year ended December 31, 2008 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carry forwarded from prior year.   During 2007, the Company recorded $390,028 in dividends.

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

The legal defense fees incurred against the frivolous lawsuit in Texas has caused the Legal Expenditures for the year to increase to $59,743, compared to the 2007 cost of $26,001 and to $7,154 during 2006.  The Legal defense costs for this suit now totals $50,744.The continued maintenance of the long term registrations and various business trademarks cost $5,256 for the year.

During the year ended December 31, 2008, the expense recovery was $Nil compared to $3,514 in 2007.

Year Ended December 31, 2007 and December 31, 2006

During the year ended December 31, 2007, the Corporation recorded revenue of $63,780 compared to $53,460 in 2006.  Increase in revenue was primarily due to the slight increase in number of Sky Play ® games installed .

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

General and administrative expenses increased by $36,820 to $168,218.  With the allocation of the Stock Option issuance of $78,370 during the 2007 year.  Removing this influence from the 2007 amounts yielded a total for the year of $89,848, which is a decrease over the 2006 year of $41,550

The 2007 total legal cost was $26,001, an increase of $18,847 over the 2006 cost of $7,154.  Of this $21,535 was incurred with the lawsuit in Texas.  The balance of $4,466 is attributed to normal corporate costs and the continued maintenance of the long term registrations and various business trademarks

During 2006, $46,828 was received for Note Receivable that was written off several years ago. $8,083 of Accumulated interest on the Note Receivable was also received.

During the year ended December 31, 2007, the Corporation had $Nil in impairment of equipment compared to $39,572 in 2006.  The impairment of $39,572 in 2006 was due to the obsolete of the website asset, management has recorded the write down in 2006.

B.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2009, the Company had a working capital deficit of $6,256,294. Of this, $3,550,663 was for dividends payable that have accrued over several fiscal periods on the Preferred Shares. The Company is financing its operations through accounts payable. Management has no formal plan in place to address liquidity concerns but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances; however there is no assurance of additional funding being available.

During 2009 cash used in operating activities was $25,402 compared to cash provided by operating activities of $7,620 in 2008, an decrease of $33,022. We had a net loss of $518,023 in 2009 compared to a loss of $583,714 in 2008. The non-cash effect was that stock-based compensation decreased to $Nil for 2009 and 2008 from $320,395 in 2007.

During the fiscal years ended on December 31, 2009 and 2008, we have no investing activities.

Creator Capital Limited. December 31, 2009 20-F

At December 31, 2008, the Company had a working capital deficit of $5,738,271.  Of this, $3,550,633 was for dividends payable that have accrued over several fiscal periods on the Preferred Shares. The Company is financing its operations through accounts payable. The Company’s net cash position is $9,925 as of December 31, 2008.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances; however there is no assurance of additional funding being available.

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

We expect gross receipts for 2010 to be approximately $29,000.  The Company’s general and administrative costs for 2010 are expected to be $120,000.  Fees charged by related parties are accrued with any direct expenses are paid from the cash flow. Any extraordinary costs would have to be paid by loans to the Company from its related parties. In the current economic environment, capital funding is not viable.”

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

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified as FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC. ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption of ASC 105 did not have a material impact on the Company’s consolidated financial statements, but did eliminate all references to pre-codification standards.

Creator Capital Limited. December 31, 2009 20-F

In May 2009, FASB issued ASC 855, Subsequent Events, which establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material effect on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

1.

Sky Play®

The U.S. Patent and Trademark Office granted CCL the following federal registrations:

November 5 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

2.

Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations:

April 14, 1998

“Sky Games®” logo and the slogan "We Make Time Fly"

August 26, 2003

“Sky Games® International” “We Make Time Fly” and Design

February 21, 2006

“Casino Class”

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006       "Sky Casinos International” “We Make Time Fly” and Design

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

Creator Capital Limited. December 31, 2009 20-F

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Principal Occupation	Term of Office
Anthony P Clements Age 64	Director	Investment Banker	Director 1992-Present
Deborah Fortescue-Merrin Age 54	President & C.E.O. Director	President of CCL President of North American Medical Services Inc.	Director 1995-1997 Director 1999-Present President 1999-Present
Anastasia Kostoff-Mann Age 62	Vice-President Director	Founder and Chairman Corniche Group of Companies	Director 1993-1996 Director 1999-Present

ANTHONY P. CLEMENTS has been a director of the Company since March of 1992.   Mr. Clements is currently Head of Corporate Finance at ODL Securities.  He began his career specializing in natural resources, having gained a B.Sc. in Economics followed by a post-graduate course in accountancy.  He joined the Electricity Pension Fund in 1970 as Senior Investment Analyst before moving on in 1973 to the Post Office Pension Fund, latterly renamed Postel and now Hermes.  As an Investment Manager, Tony spent several years managing Postel’s resource portfolio before moving on to manage billion dollar North American portfolio.  In 1987 Mr. Clements moved over to the 'sales' side of the investment industry, becoming involved with corporate finance and North American resource issues in particular.  Prior to taking up his current position with ODL Securities, Tony joined T. Hoare and Co, renamed Canaccord, in 1994

DEBORAH FORTESCUE-MERRIN has been a director of the Company since September 10, 1999, and she was previously a director of the Company from October 1995 to October 1997.  Mrs. Merrin is Vice-President of J. Perot Financial Corp., a private investment management firm located in Vancouver, British Columbia, Canada.  Previous to joining J. Perot Financial, Mrs. Merrin was a securities broker for twelve years, and worked in the area of corporate finance from 1989-1992, specializing in special situations concerning medical issues. Mrs. Merrin is also the President and a Director of North American Medical Services Inc. which trades on the Toronto Venture Exchange.  Mrs. Merrin is also currently the President, and Chairman of Creator Capital Limited

ANASTASIA KOSTOFF-MANN has been a director since September 10, 1999, and she was previously a director of the Company until September 1996.  Ms Mann has over 30 years experience in the hotel, sales and marketing, and travel industry.  She is the Founder and Chairman of the Corniche Group of Companies, overseeing all aspects of travel and meeting management for corporate accounts.  Ms Mann was the first female corporate sales manager for Hilton Hotels corporations based in Los Angeles, Director of Sales and Marketing at the Beverly Wilshire Hotel, Beverly Hills, California, and the first US President of Operations, Mark Allen Travel, now the entertainment division of American Express.  She is a lifetime director and former President and Chairman of the International Travel & Tourism Research Association (TTRA). Ms Mann is a founding member of the California Travel & Tourism Commission, where she currently serves a Commissioner and sits on the Executive Committee.  She also sits on the council of the Woodrow Wilson International Center in Washington D.C.

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

Creator Capital Limited. December 31, 2009 20-F

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended	Consulting fees ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)

Anthony Clements (Director)	12/31/09	NIL	NIL	NIL	NIL	1,000,000

Deborah Fortescue-Merrin Chairman	12/31/09 12/31/08 12/31/07 12/31/06	US$42,000*US$42,000* US$42,000* US$52,029*	NIL NIL NIL NIL	NIL NIL NIL NIL	NIL NIL NIL NIL	1,500,000

Anastasia Mann (Director)	12/31/09	NIL	NIL	NIL	NIL	1,000,000

*by way of related consulting entity

As at December 31, 2009 there were at total of 6,950,000 outstanding options to purchase common shares granted to the directors.  These options have a weighted average exercise price of $.25 per option, and expire on April 6, 2012.

On April 6, 2007, the Directors were issued Stock Options totaling 3,500,000 common shares, at an exercise price of $0.25 for a period of five years.

TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term
				5%	10%
Anthony Clements Deborah Merrin Anastasia Mann	1,000,000(1) 1,500,000(1) 1,000,000(1)	$0.25 $0.25 $0.25	04-06-12 04-06-13 04-06-12	xx xx xx	xx xx xx

(1) Options granted to each director of the Company under a Stock Option Agreement

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

Audit Committee

The Audit Committee of the Board currently consists of Ms Fortescue-Merrin, and Mr. Anthony Clements. The principal functions of the Audit Committee are to make recommendations to the Board regarding; (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors; (iii) to approve the scope of the annual audit activities of the independent auditors; (iv) to approve the audit fee payable to the independent auditors; (v) and to review such audit results. The audit committee did not hold any meetings during the fiscal year ended December 31, 2009.

Creator Capital Limited. December 31, 2009 20-F

Compensation Committee

The Compensation Committee currently consists of Mrs. Mann, and Mr. Anthony Clements.  The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2009.  For information on the duties and actions of the Compensation Committee, see "Report on Compensation."

Report on Compensation

Ms Deborah Merrin served as President & Chairman of CCL in the fiscal year 2009.  She was compensated on a consulting basis, by way of a related consulting entity.  Compensation totaled US $42,000 for 2009, US$42,000 during 2008, compared with US$ 42,00 during 2007,  Also, Ms. Merrin was granted 1,500,000 options exercisable at $0.25 during 2007.

D.

EMPLOYEES

All employees of CCL were terminated as of November 13, 1998.  Those former employees that were subsequently retained on a part-time contract basis to continue operations and support the Sky Play® product are no longer associated with CCL.  Two former employees, through their corporate entity, eFlyte, LLC had been contracted as independent contractors to provide services relating to the Sky Play® business.  Effective April 22, 2001, eFlyte terminated its contract with CCL.  Due to the nature of the termination and subsequent events, legal counsel was retained and correspondence occurred with eFlyte’s counsel.  Such correspondence did not result in a satisfactory resolution.  In December 2002, legal arbitration proceedings were initiated against eFlyte, LLC.  On March 11, 2004 the parties reached an agreement in principle whereby the Arbitration Process was resolved pursuant to a Confidential Settlement Agreement.

Currently, CCL does not employ any personnel.  Corporate and business operations are handled by outsourced providers.

E.

SHARE OWNERSHIP

As of December 31, 2009 based on information supplied to the Company, CCL's directors and executive officers as a group may be deemed to own beneficially (including shares purchased upon exercise of stock options and warrants, exercisable within 60 days) 3.92% of the outstanding shares of Common Stock.  To the knowledge of the directors and officers of the Company, the following directors and officers of the Company and owners of five percent (or more) of the outstanding Common Stock (see Item 7 Major Shareholders and Related Party Transactions below) beneficially own the shares of Common Stock set forth below.

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

Creator Capital Limited. December 31, 2009 20-F

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of December 31, 2009, there were 249 shareholders of record in the United States holding a total of 33,313,341 of the 87,467,288 outstanding common shares of the Company.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*

CEDE & CO – United States**	11,294,984	12.86%
HARRAH’S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.87%
Jiang Man Securities Ltd., Hong Kong	4,559,958	5.21%
Pebble Mill Investments Ltd., Hong Kong	4,413,560	5.05%
Galleria Ventures Inc., Grenada	4,398,740	5.03%

* Based upon 87,467,288 issued and outstanding common shares of the Company as of December 31, 2009

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

Through a related company the President of the Company provides consulting services to the Company. During the year ended December 31, 2009, the Company incurred $42,000 in said consulting fees  (2008: $42,000).

As at the period end, the Company owed $251,975 (2008: $175,441) to companies controlled by relatives of the President.  $4,848 of this amount represents accumulated outstanding expense reimbursements for various office supplies, services, and computer related costs).  The outstanding is included within the accounts payable, accrued liabilities accounts and Notes Payable.  There is no formal, nor written, contractual arrangement pertaining to this outstanding balance.

As at December 31, 2009, the Company owes $5,000 (2008: $5,000) to a company controlled by the President of the Company for cash advances which bear interest at 10% per annum, is unsecured, and due on January 1, 2011.

As at December 31, 2009, the Company owes $30,935 (2008: $7,500) to a company controlled by the father of the President of the Company for cash advances which bear interest at 10% per annum and is unsecured. $7,500 is due on demand, $15,000 is due on March 1, 2010, and $8,435 is due on March 15, 2010.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CCL’s Audited Financial Statements for the year ended December 31, 2009 are included in Item 17 of this Annual Report.

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

Creator Capital Limited. December 31, 2009 20-F

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

On March 9, 2009, the case was called to trial before a jury.  The jury heard the evidence and returned a verdict in the Company’s favour.  The Plaintiffs were entitled to receive nothing from the Company.  The Court accepted the jury’s verdict .  On April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury.  After the judgment is signed, the Plaintiffs have the opportunity to appeal.  As of December 31, 2009 no such appeal has been filed.

To the date of this Document, the Company has incurred legal fees of $59,743.  Naturally, this does not include the travel costs, time and effort, stress and strain on all – the shareholders, the officers and directors.  Not all these funds were internally available.  Related Parties were called upon to assist the funding.

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

D.

SIGNIFICANT CHANGES

On January 10, 2010 Japan Airlines applied for court protection under the Japanese Corporate Rehabilitation Law (the Japanese equivalent of the U.S. Chapter 11 Bankruptcy.  The Company’s client, JALUX Inc., is the airline’s procurement business subsidiary.  It provides the airline with all its in-flight supplies and the inflight entertainment.

The Company has been informed of Japan Airlines’ airplane retirements, resulting in a reduced demand for Sky Play.

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

Creator Capital Limited. December 31, 2009 20-F

Last Six Calendar Months:

Last Six Calendar Months
	High	Low

April 2010	$0.010	$0.004
March 2010	$0.006	$0.005
February 2010	$0.005	$0.005
January 2010	$0.005	$0.003
December 2009	$0.003	$0.003
November 2009	$0.003	$0.003

Each fiscal quarter within the last two years,

	Twelve Months Ended
	December 31, 2009		December 31, 2008
	High	Low	High	Low
First Quarter	$0.0050	$0.0005	$0.042	$0.030
Second Quarter	$0.0025	$0.0050	$0.060	$0.026
Third Quarter	$0.0200	$0.0020	$0.028	$0.025
Fourth Quarter	$0.0030	$0.0030	$0.026	$0.001

Last Five Full Financial Years

Last Five Full Financial Years
	High	Low
2009	$0.0200	$0.0005
2008	$0.0420	$0.000
2007	$0.1200	$0.0200
2006	$0.6000	$0.0260
2005	$0.0700	$0.0250

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

No shares were issued during the year ended December 31, 2009.  By Agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,832.

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

Creator Capital Limited. December 31, 2009 20-F

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

Creator Capital Limited. December 31, 2009 20-F

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

The Company is required to pay an annual Government fee (the "Government Fee"), which is determined on a sliding scale by reference to a company's authorized share capital and share premium account, with the minimum fee being BD $1,680 and the maximum BD $25,000 (the Bermuda dollar is treated at par with the U.S. dollar). The Government Fee is payable at the end of December in every year and is based on the authorized share capital and share premium account as they stood at August 31 in the preceding year.

Creator Capital Limited. December 31, 2009 20-F

Canadian Income Tax Considerations

Through the Company’s President, who resides in Canada, the Company may be subject to Canadian Corporate Income Tax. The Company has never filed any tax returns in Canada, and maybe subject to interest and penalties.

F.

DIVIDENDS AND PAYING AGENTS

Not applicable

G.

STATEMENT BY EXPERTS

Not Applicable

H.

DOCUMENTS ON DISPLAY

The documents described herein may be inspected at the Company’s Registered Office during normal business hours, at:

Floor Two

73 Front Street

Hamilton

Islands of Bermuda HM12

I.

SUBSIDIARY INFORMATION

Not applicable

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIY HOLDERS AND USE OF

PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.

Our principal executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 20089  Based on that review and evaluation, the principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were not effective

(b)  Management’s Annual Report on Internal Control over Financial Reporting

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

Creator Capital Limited. December 31, 2009 20-F

As at December 31, 2009, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting.  The material weaknesses were lack of segregation of duties and limited technical level knowledge of more complex generally accepted accounting principles.

In light of the existence of these control deficiencies, management concluded that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the Company’s internal controls.

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

C.

AUDITOR’S FEES & SERVICES

Pre-approval policies and procedures:  In accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company’s auditors, is approved in advance by CCL’s Audit Committee.  The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.  The Audit Committee has authority pre-approve audit services up to a maximum cost of $35,000 and individual non-audit services up to a maximum cost of $5,000 per year.  Amisano Hanson, Chartered Accountants, has serviced as the Company’s principal accountant since 2004.  In early 2008, Amisano Hanson  merged with BDO Dunwoody LLP, Chartered Accountants, which continued as the Company’s auditors to 2009.  For the year ended December 31, 2009, Saturna Group Chartered Accountants LLP became the Company’s Auditors.

(a) Audit fees	2009	2008
	$ 15,000	$ 41,863

(b) Non-audit-related fees	2009	2008
	$ -	$ -

(c)  Tax fees - No compensation was paid to BDO Dunwoody nor to Amisano Hanson (predecessor independent auditors) for tax compliance, tax advice and tax planning in fiscal 2008 or 2007.

(d) All other fees	2009	2008
	$ -	$ -

Creator Capital Limited. December 31, 2009 20-F

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 17.

FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2009 have been audited by an accounting firm registered with the PCAOB.  The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Canadian generally accepted accounting principles.

A.

Financial Statements

Consolidated Balance Sheets as at December 31, 2009 and December 31, 2008.

Consolidated Statements of Operations for:

  Year Ended December 31, 2009

  Year Ended December 31, 2008

  Year Ended December 31, 2007

Consolidated Statements of Shareholder's Equity (Deficit)

  December 31, 2006 through December 31, 2009

Consolidated Statements of Cash Flows

  Year Ended December 31, 2009

  Year Ended December 31, 2008

  Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED Consolidated Financial Statements Years Ended December 31, 2009, 2008 and 2007 (Expressed in U.S. dollars)

Creator Capital Limited. December 31, 2009 20-F

AUDITORS’ REPORT

To the Shareholders of

Creator Capital Limited

We have audited the consolidated balance sheet of Creator Capital Limited as at December 31, 2009 and the consolidated statements of operations, comprehensive loss, shareholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2008 and for the years ended December 31, 2008 and 2007 were audited by other auditors who expressed an opinion without reservation on those statements in their audit report dated April 29, 2009.

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

April 28, 2010

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 28, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

April 28, 2010

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Consolidated balance sheets

As at December 31, 2009 and 2008

(Expressed in U.S. dollars)

	2009 $	2008 $

Assets

Current Assets

Cash	7,958	9,925
Accounts receivable	11,600	8,465
Prepaid expenses	–	1,338

	19,558	19,728

Liabilities and Shareholders’ Deficit

Current Liabilities

Accounts payable and accrued liabilities (Note 4)	347,519	316,938
Notes payable (Note 3)	104,322	104,322
Related party loans (Note 4)	35,935	12,500
Accrued dividends payable	3,550,633	3,086,796
Preferred shares (Note 5)	2,237,443	2,237,443

	6,275,852	5,757,999

Shareholders’ Deficit

Share capital	874,673	874,673
Contributed surplus	63,683,159	63,683,159
Deficit	(70,814,126)	(70,296,103)

	(6,256,294)	(5,738,271)

	19,558	19,728

Nature of operations and continuance of business (Note 1)

Contingent liability (Note 8)

Approved on behalf of the Board:

/s/ “Deborah Fortescue-Merrin	/s/ “Anthony Clements”

Deborah Fortescue-Merrin, Director	Anthony Clements, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Consolidated statements of operations and comprehensive loss

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

	2009 $	2008 $	2007 $

Revenue	59,380	55,160	63,870

Expenses

Consulting fees (Note 4)	42,000	42,000	284,025
General and administrative (Note 4)	57,406	67,617	168,218
Professional fees	14,160	104,195	26,001

	113,566	213,812	478,244

Loss before other income (expense)	(54,186)	(158,652)	(414,374)

Other income (expense)

Interest and other income	–	69	3,738
Preferred shares dividends	(463,837)	(425,131)	(390,028)

	(463,837)	(425,062)	(386,290)

Net loss and comprehensive loss for the year	(518,023)	(583,714)	(800,664)

Loss per share, basic and diluted	(0.01)	(0.01)	(0.01)

Weighted average shares outstanding	87,467,288	87,467,288	87,809,166

(The accompanying notes are an integral part of these consolidated financial statements)

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Consolidated statements of shareholders’ deficit

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

	Common shares
	Number of shares $	Amount $	Contributed surplus $	Deficit $	Total $

Balance, December 31, 2006	88,053,365	880,534	63,356,903	(68,911,725)	(4,674,288)

Shares returned to treasury	(586,077)	(5,861)	5,861	–	–
Stock-based compensation	–		320,395	–	320,395
Net loss for the year	–	–	–	(800,664)	(800,664)

Balance, December 31, 2007	87,467,288	874,673	63,683,159	(69,712,389)	(5,154,557)

Net loss for the year	–	–	–	(583,714)	(583,714)

Balance, December 31, 2008	87,467,288	874,673	63,683,159	(70,296,103)	(5,738,271)

Net loss for the year	–	–	–	(518,023)	(518,023)

Balance, December 31, 2009	87,467,288	874,673	63,683,159	(70,814,126)	(6,256,294)

(The accompanying notes are an integral part of these consolidated financial statements)

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Consolidated statements of cash flows

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

	2009 $	2008 $	2007 $

Cash provided by (used in):

Operating activities

Net loss for the year	(518,023)	(583,714)	(800,664)

Items not involving cash:
Preferred shares dividends	463,837	425,131	390,028
Stock-based compensation	–	–	320,395

Changes in non-cash operating working capital:
Accounts receivable	(3,135)	(2,020)	(1,080)
Prepaid expenses	1,338	(529)	4,659
Accounts payable and accrued liabilities	30,581	168,752	81,692

	(25,402)	7,620	(4,970)

Financing activities

Repayment of notes payable	–	(5,000)	–
Advances from related parties	23,435	–	–

	23,435	(5,000)	–

Increase (decrease) in cash	(1,967)	2,620	(4,970)

Cash, beginning of year	9,925	7,305	12,275

Cash, end of year	7,958	9,925	7,305

(The accompanying notes are an integral part of these consolidated financial statements)

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

1.

Nature of Operations and Continuance of Business

Creator Capital Limited (the “Company”) is a Bermuda company whose shares trade on the TSX Venture Exchange. The Company provides in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to, the aircraft of international commercial air carriers. Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. As at December 31, 2009, the Company had not yet achieved profitable operations, has a working capital deficit of $6,256,294, has accumulated losses of $70,814,126 since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern. The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions. Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles and are stated in U.S. dollars. These financial statements include the accounts of the Company and its inactive wholly-owned subsidiaries, Creator Capital (Nevada) Inc and Creator Island Equities Inc. All significant inter-company balances and transactions have been eliminated on consolidation.

(b)

Newly Adopted Accounting Policies

In February 2008, the Accounting Standard Board (“AcSB”) issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This standard was adopted on January 1, 2009 and it did not have a material effect on the Company’s financial statements.

In June 2009, the AcSB issued an amendment to CICA Handbook Section 3862, “Financial Instruments – Disclosures”, to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company’s fiscal year ending December 31, 2009. The standard requires the Company to categorize its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement. Level one includes unadjusted quoted prices in active markets for identical assets and liabilities. Level two includes inputs that are observable other than quoted prices included in level one. Level three includes inputs that are not based on observable market data.

(c)

Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes to the financial statements. Significant financial statement items which involve the use of estimates include the collectability of accounts receivable, stock-based compensation and future income tax asset valuation allowances. Actual results could differ from those estimates.

(d)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

2.

Significant Accounting Policies (Continued)

(e)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are recognized for the estimated future tax consequences attributable to difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“temporary differences”) and loss carry forwards. When necessary, a valuation allowance is recorded to reduce income tax assets to an amount where realization is more likely than not. Future income tax assets and liabilities are measured using enacted or substantively enacted tax laws and rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is recognized in the period that included the date of enactment or substantive enactment.

(f)

Foreign Currency Translation

Monetary assets and liabilities of integrated operations and other monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at transaction date rates. Revenue and expenses are translated at average rates for the period. Foreign exchange gains and losses are included in the results of operations.

(g)

Financial Instruments

The Company classifies all financial instruments as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Held-for-trading instruments are measured at fair value with unrealized gains and losses recognized in results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities, notes payable, amounts due to related parties, accrued dividends payable, and preferred stock are classified as other financial liabilities.

(h)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Revenue for Sky Play is recognized each month for a license fee on a per-game usage basis as the above criteria have been met.

(i)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments. As the Company has recorded a loss in each of the periods presented, basic and diluted loss per share are the same since the exercise of options or conversion of preferred shares would reduce the loss per share.

(j)

Comprehensive Loss

Section 1530 establishes standards for the reporting and display of comprehensive income. The Company’s does not have any items representing comprehensive income or loss.

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

2.

Significant Accounting Policies (continued)

(k)

Stock-based Compensation

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. When stock or stock options are issued to employees, compensation expense is recognized based on the fair value of the stock or stock options issued on the date of grant, over the vesting period of the stock or stock options. Stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

(l)

Future Changes in Accounting Standards

In January 2009, the Accounting Standards Board (“AcSB”) issued CICA Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements” and 1602, “Non-controlling Interests” which replace CICA Handbook Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this section is permitted and all three sections must be adopted concurrently. The adoption of these sections is not expected to have a material effect on the Company’s consolidated financial statements.

In February 2008, the AcSB confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. Management is currently assessing the impact of adopting IFRS and it has not yet determined its effect on the Company’s financial statements.

(m)

Reclassifications

Certain of the figures presented for comparative purposes have been reclassified to conform to the presentation adopted in the current period.

3.

Notes Payable

	2009 $	2008 $

Unsecured, bearing interest at 0.6% (2008: 2.65%), being the average 1-year Treasury yield rate	43,322	43,322
Unsecured and non-interest bearing	20,000	20,000
Unsecured and non-interest bearing	41,000	41,000

	104,322	104,322

These notes are past due and, consequently, are classified as current liabilities.

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

4.

Related Party Transactions

(a)

During the year ended December 31, 2009, $24,000 (2008 – $23,000, 2007 - $24,000) was paid to a company controlled by a relative of the President of the Company for accounting services included in general and administrative expenses.

(b)

During the year ended December 31, 2009, $42,000 (2008 - $42,000, 2007- $42,000) was paid to a company controlled by a relative of the President of the Company for consulting fees.

(c)

As at December 31, 2009, included in accounts payable and accrued liabilities is $251,975 (2008 – $175,441) owing to companies controlled by relatives of the President of the Company and a company controlled by the President of the Company for unpaid fees and expenses.

(d)

As at December 31, 2009, the Company owes $5,000 (2008 - $5,000) to a company controlled by the President of the Company for cash advances which bear interest at 10% per annum, is unsecured, and due on January 1, 2011.

(e)

As at December 31, 2009, the Company owes $30,935 (2008 – $7,500) to a company controlled by the father of the President of the Company for cash advances which bear interest at 10% per annum and is unsecured. $7,500 is due on demand, $15,000 is due on March 1, 2010, and $8,435 is due on March 15, 2010.

All of the above transactions have been in the normal course of operations and have been recorded at their exchange amounts, which are the amounts agreed upon by the transacting parties.

5.

Preferred Shares

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

In 1998, the Company redeemed 500 of the Class A preferred shares at their redemption price of $1,000 per share. As at December 31, 2009 and 2008, 2,237 Class A preferred shares remained outstanding.

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

5.

Preferred Shares (Continued)

The Company presents the preferred shares in accordance with CICA 3860, “Financial Instrument – Disclosure and Presentation”. The instrument meets the definition of a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering a variable number of its own equity instrument.

6.

Common Shares

Authorized: 100,000,000 common shares, $0.01 par value

On August 7, 2007, 586,077 shares were returned to the treasury. The shares were originally issued to the Company’s consultant as consideration of the consulting services in 1997; however, the agreement was never operational and the consultant offered to annul the consulting agreement and return the shares to the Company for cancellation.

7.

Stock Options

On April 6, 2007, the Company granted 6,950,000 stock options to directors, officers, and consultants at a price of $0.25 per share expiring on April 6, 2012.

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price $

Outstanding, December 31, 2006	440,000	0.59

Granted	6,950,000	0.25
Expired	(10,000)	3.69

Outstanding, December 31, 2007	7,380,000	0.27

Expired	(10,000)	3.69

Outstanding, December 31, 2008	7,370,000	0.26

Expired	(420,000)	0.46

Outstanding, December 31, 2009	6,950,000	0.25

Additional information regarding stock options outstanding as at December 31, 2009 is as follows:

	Outstanding and exercisable
Range of exercise prices $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $

0.25	6,950,000	2.26	0.25

During the year ended December 31, 2007, the Company recorded stock-based compensation of $320,395, of which $242,025 was recorded as consulting fees and $78,370 recorded as general and administrative expenses.

The fair value of the stock options granted during the year ended December 31, 2007 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

2007

Risk-free interest rate	3.43%
Expected life (in years)	5
Expected volatility	184%

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

8.

Contingent Liability

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs were claiming damages against the Company with respect to investments totalling $339,488 that the plaintiffs had invested in a California company affiliated with ETV Channels on Demand, Inc. which had no contractual relationship with the Company. The plaintiffs were seeking compensatory damages of $1,018,464 as well as related attorney’s fees. The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

On August 9, 2007, the court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas were sufficient for the court to assert specific personal jurisdiction over them.

On March 9, 2009, the case was called to trial before a jury. The jury heard the evidence and returned a verdict in favor of the Company. The plaintiffs were entitled to receive nothing from the Company and the court accepted the verdict of the jury. The Company presented a judgment, which conforms to the verdict of the jury, to the Court for signature. After the judgment was signed, the plaintiffs had the opportunity to appeal but that opportunity has since expired.

9.

Financial Instruments and Risks

(a)

Classification of Financial Instruments

The Company has classified its financial instruments as follows:

	December 31, 2009 $	December 31, 2008 $

Financial assets:

Held for trading, measured at fair value:

Cash	7,958	9,925

Loans and receivables, measured at amortized cost:

Accounts receivable	11,600	8,465

Financial liabilities, measured at amortized cost:

Accounts payable and accrued liabilities	347,519	316,938
Notes payable	104,322	104,322
Related party loans	35,935	12,500
Accrued dividends payable	3,550,633	3,086,796
Preferred shares	2,237,443	2,237,443

	6,275,852	5,757,999

(b)

Fair Values

The fair values of financial instruments, which include cash, amounts receivable, accounts payable and accrued liabilities, notes payable, related party loans, accrued dividends payable, and preferred shares approximate their carrying values due to the relatively short-term maturity of these instruments.

As at December 31, 2009, the fair value of financial instruments measured on a recurring basis includes cash determined based on level one inputs, consisting of quoted prices in active markets for identical assets.

(c)

Concentrations

For the year ended December 31, 2009, the Company derived 100% (2008 – 97%, 2007 – 99%) of its revenue from two customers.

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

9.

Financial Instruments and Risks (Continued)

(d)

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure. The Company reduces its credit risk on accounts receivable by monitoring accounts frequently. As at December 31, 2009, the Company is not exposed to any significant credit risk.

(e)

Foreign Exchange Rate Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. As at December 31, 2009, all of the Company’s cash is held in US dollars, the Company’s functional currency. The Company has no significant currency risk associated with its operations.

(f)

Interest Rate Risk

The Company’s cash contain highly liquid investments that earn interest at market rates .The Company manages its interest rate risk by maximizing the interest earned on excess funds while maintaining the liquidity necessary to fund daily operations. Fluctuations in market interest rates do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

(g)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

8.

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, contributed surplus, deficit and preferred shares.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is dependent on the capital markets and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. The Company’s primary target market includes the Asian and Pacific Rim airlines. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

9.

Segmented Information

Our chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by geographic information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, we have concluded that the Company has one reportable operating segment. Foreign revenues are based on the country in which the customer is located. The following is a summary of total revenues by geographic area for the years ended December 31, 2009, 2008, and 2007:

	2009 $	2008 $	2007 $

Asia	59,380	48,930	58,410
Middle East	–	6,230	5,460

	59,380	55,160	63,870

10.

Income Taxes

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2009 $	2008 $	2007 $

Canadian statutory income tax rate	30.00%	31.00%	34.12%

Income tax recovery at statutory rate	155,000	181,000	273,000

Tax effect of:
Permanent differences and other	–	–	(109,000)
Foreign income tax other than Canadian statutory rate	(141,000)	(162,000)	(141,000)
Change in enacted tax rates	–	(2,000)	–
Change in valuation allowance	(14,000)	(17,000)	(23,000)

Income tax provision	–	–	–

The significant components of future income tax assets and liabilities are as follows:

	2009 $	2008 $

Future income tax assets

Non-capital losses carried forward	96,000	82,000
Valuation allowance	(96,000)	(82,000)

Net future income tax asset	–	–

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda. The Company currently maintains an office in Canada.

The Company has estimated accumulated non-capital losses of $371,000 which may be carried forward to reduce taxable income in future years. As at December 31, 2009, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

11.

Differences Between Generally Accepted Accounting Principles in Canada and the United States

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”). Material differences between Canadian and U.S. GAAP and their effect on the Company’s financial statements are summarized below:

(a)

Balance Sheets

	2009 $	2008 $

Total assets under Canadian and U.S. GAAP	19,558	19,728

Total liabilities under Canadian GAAP	6,275,852	5,757,999

Preferred shares	(2,237,443)	(2,237,443)
Derivative liabilities	3,744,085	3,437,541

Total liabilities under U.S. GAAP	7,782,494	6,958,097

Preferred shares	2,237,443	2,237,443

Total shareholders’ deficit under Canadian GAAP	(6,256,294)	(5,738,271)
Increase in shareholders’ deficit as result of derivative liabilities	(3,744,085)	(3,437,541)

Total shareholders’ deficit under U.S. GAAP	(10,000,379)	(9,175,812)

Total liabilities and shareholders’ deficit under U.S. GAAP	19,558	19,728

(b)

Statements of Operations

	2009 $	2008 $	2007 $

Net and comprehensive loss for the year under Canadian GAAP	(518,023)	(583,714)	(800,664)

Add: preferred shares dividend	468,837	425,131	390,028

Change in fair value of derivative liabilities	(306,544)	3,089	(207,044)

Net and comprehensive loss	(360,730)	(155,494)	(617,680)

Net and comprehensive loss	(360,730)	(155,494)	(617,680)
Preferred shares dividend	(463,837)	(425,131)	(390,028)

Loss to common shareholders	(824,567)	(580,625)	(1,007,708)

Net loss per share, basic and diluted	(0.01)	(0.01)	(0.01)

Creator Capital Limited. December 31, 2009 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2009, 2008 and 2007

(Expressed in U.S. dollars)

13.

Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

(c)

Derivative Liabilities

Preferred Shares

Under Canadian GAAP, the Company’s Class A preferred shares and accrued dividends payable thereon are classified as a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument. Under U.S. GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of ASC Topic 815, “Derivatives and Hedging”. In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of ASC 815, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company’s statement of operations. The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to shareholders’ equity on the initial date of the measurement of the derivative liability. Under U.S. GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company. Since the Company has no retained earnings, the dividends would be a charge to additional paid-in capital and not accumulated deficit under U.S. GAAP. The dividend is included in the calculation of earnings (loss) per share.

Stock Options

Under Canadian GAAP, the Company records the fair value of its stock option grants as stock-based compensation along with a corresponding increase to additional paid-in capital. Under U.S. GAAP, pursuant to the provisions of ASC 815, the Company is required to classify its outstanding stock options as liabilities; representing the fair value of the obligation should the Company be required to settle the exercise of options in cash for failure to have sufficient authorized common shares to issue. The fair value of the stock options is periodically re-measured at each financial statement date for the duration that the options are outstanding. As a result, the Company has determined the fair value of the options as at December 31, 2009 to be $2,629 (2008 - $5,298).

(d)

New United States Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified as FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC. ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption of ASC 105 did not have a material impact on the Company’s consolidated financial statements, but did eliminate all references to pre-codification standards.

(d)

New United States Accounting Standards (continued)

In May 2009, FASB issued ASC 855, Subsequent Events, which establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material effect on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements.

Creator Capital Limited. December 31, 2009 20-F

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

Creator Capital Limited. December 31, 2009 20-F

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

**Submitted herewith.

REPORTS FILED ON FORM 8-K

No reports were filed during the year ended December 31, 2009.

REPORTS FILED ON FORM 6-K

09.01	Dated May 14, 2009. Quarterly Report March 31, 2008 dated May 14, 2009
09.02	Dated July 13, 2008. Notification of late filing of Form 20F, dated July13, 2008
09.03	Dated August 14, 2009 Quarterly Report June 30, 2008 dated August 14, 2009
09.04	Dated November 16, 2009 Quarterly Report September 30, 2009 dated November 16, 2009

CERTIFICATES

4.1	CERTIFICATION – Section 302 of Sarbanes-Oxley Act of 2002
4.2	CERTIFICATION – Section 906 of Sarbanes-Oxley Act of 2002

Creator Capital Limited. December 31, 2009 20-F

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 22nd day of June 2010

CREATOR CAPITAL LIMITED

/s/   Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

Title:  Chairman & Director

Creator Capital Limited. December 31, 2009 20-F

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

Date: June 22, 2010	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman & Director

Creator Capital Limited. December 31, 2009 20-F

EXHIBIT 4.2

CERTIFICATION

PURSUANT TO 18 U.S.C. §1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Creator Capital Limited (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F") that, to the best of their knowledge:

In connection with the Annual Report of Creator Capital Limited (the “Company”) on Form 20-F for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”):

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

Date: June 22, 2010	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman and Director Acting in the Capacity of Chief Financial Officer

This certification is furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a -14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as an exhibit to the Report.