Form 20-F/A
period 2009-12-31
CREATOR CAPITAL LTD
filed 2010-08-23
CIK 882537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

(MARK ONE)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2009

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

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Boeing has observed the resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 4.9% and air cargo growth of 5.4% over the past 20 years. This growth was founded on world economic growth of 3.1percent and further stimulated by liberalization of market regulations in many countries. Looking ahead over the next 20 years, the world economy is set to grow at 3.1%.  From 2008-2029, passenger travel will increase grow at an average of 4.9% and cargo at an average of 5.8

Creator Capital Limited. December 31, 2009 20-F/A

Looking ahead, the Asia-Pacific and Latin America and Africa regions’ traffic are growing at the fastest rates of 6.9% and 6.4% and 6.4% respectively.  Boeing’s CMO 2009 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

Year Ended December 31, 2008 and December 31, 2007

During the year ended December 31, 2008, the Corporation recorded revenue of $55,160 compared to $63,870 during the year ended December 31, 2007.  The reduction in revenue for the year was primarily due to the reduction of Sky Play® games were installed

Preferred stock dividends of $425,131 for the year ended December 31, 2008 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carry forwarded from prior year.   During 2007, the Company recorded $390,028 in dividends.

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

Year Ended December 31, 2007 and December 31, 2006

During the year ended December 31, 2007, the Corporation recorded revenue of $63,780 compared to $53,460 in 2006.  Increase in revenue was primarily due to the slight increase in number of Sky Play® games installed.

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

On March 9, 2009, the case was called to trial before a jury.  The jury heard the evidence and returned a verdict in the Company’s favour.  The Plaintiffs were entitled to receive nothing from the Company.  The Court accepted the jury’s verdict.  On April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury.  After the judgment is signed, the Plaintiffs have the opportunity to appeal.  As of December 31, 2009 no such appeal has been filed.

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 16F.  CHANGE IN CERTIFYING ACCOUNTANT

Amisano Hanson, Chartered Accountants, has served as the Company’s principal accountant since 2004.  In early 2008, Amisano Hanson merged with BDO Dunwoody LLP, Chartered Accountants, which continued as the Company’s auditors to 2009.  Consequently the fees for being the Company’s principal accountant and providing the audit services rose steadily to the 2008 fee of $41,863.  The Board of Directors deemed this fee to be excessive for the size of the Company’s business.  As at February 15, 2010, the Board of Directors of the Company resolved to replace BDO Dunwoody LLP.

BDO Dunwoody’s report on the Company financial statements for the periods ended December 31, 2009 and December 31, 2008 did not contain any adverse opinion, no disclaimer of opinion, nor was qualified, modified as to uncertainty, audit scope, or accounting principles. During the preceding two years and the subsequent interim period before for the dismissal there were no disagreements on any matter of accounting principles or practices, financial disclosure, or any audit scope or procedure.

On March 8, 2010 the Company appointed, Saturna Group Chartered Accountants LLP as the Principal accountant and responsible for the audit of the financial statements for the year ended December 31, 2009.

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

Creator Capital Limited. December 31, 2009 20-F/A

CREATOR CAPITAL LIMITED Consolidated Financial Statements Years Ended December 31, 2009, 2008 and 2007 (Expressed in U.S. dollars)

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

10.

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

Creator Capital Limited. December 31, 2009 20-F/A

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

12.

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 20th day of August 2010

CREATOR CAPITAL LIMITED

/s/  Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

Title:  Chairman & Director

Creator Capital Limited. December 31, 2009 20-F/A

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

Date: August 20, 2010	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman & Director

Creator Capital Limited. December 31, 2009 20-F/A

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

Date: August 20, 2010	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman and Director Acting in the Capacity of Chief Financial Officer

This certification is furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a -14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as an exhibit to the Report.