Form 20-F/A
period 2009-12-31
CREATOR CAPITAL LTD
filed 2011-03-03
CIK 882537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment No. 2

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

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

Creator Capital Limited. December 31, 2009 20-F/A

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

The attached financial data as at December 31, 2009, 2008 and 2007were extracted from the audited financial statements of the Corporation.  Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP in U.S. dollars. Additional information is presented to show the differences which would result from the application of US GAAP to the Company’s financial information. Refer to Note 19 of the audited consolidated financial statements included herein for a discussion of the material difference between Canadian GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

Creator Capital Limited. December 31, 2009 20-F/A

Certain selected financial data is detailed in the Table below:

Under Canadian Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December31,
Balance Sheet Data	2009	2008	2007	2006	2005
(as at Period end)	$	$	$	$	$
Current Assets	19,558	19,728	14,559	23,108	44,188
Capital Assets	0	0	0	0	39,572
Intangible Assets	0	0	0	0	0
Long-term assets	0	0	0	0	0
Total Assets	19,558	19,728	14,559	23,108	83,760
Total Liabilities	6,275,852	5,757,999	5,169,116	4,697,396	4,471,951
Net Assets	(6,256,294)	(5,738,271)	(5,154,557))	(4,674,288)	(4,388,191)
Capital Stock	874,673	874,673	874,673	880,534	907,950

Statement of Operations

Gross Revenue	59,380	55,160	63,870	53,460	78,615
Loss from operations before other items	(54,186))	(158,652)	(414,374	(176,693)	(108,113)
Net and comprehensive loss for the year	(518,023)	(583,714)	(800,664)	(481,930)	(436,726)
Basic and Diluted Loss per Share	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)
Weighted-Average Number of
Common Shares Outstanding	87,467,288	87,467,288	87,809,166	88,053,365	90,795,037

Under US Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December 31,
Balance Sheet Data	2009	2008)	2007	2006	2005
(as at Period end)	$	$	$	$	$
Total Assets	19,558	19,728	14,559	23,108	83,760
Total Liabilities	7,782,494	6,958,094	6,372,304	5,373,145	4,946,051
Net Assets	(10,000,379)	(9,175,812)	(8,595,188)	(7,587,480)	(7,099,734)
Temporary equity	2,237,443	2,237,443	2,237,443	2,237,443	2,237,443
Capital Stock	874,673	874,673	874,673	880,534	907,950

Statement of Operations

Gross Revenue	59,380	55,160	63,870	53,460	78,615
Loss from operations	(54,186)	(158,652)	(414,374)	(176,693)	(108,113)
Net and comprehensive loss for the year	(360,730)	(155,494)	(617,680)	(325,755)	(289,948)
Basic and Diluted Loss per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)
Weighted-Average Number of
Common Shares Outstanding	87,467,288	87,467,288	87,809,166	88,053,365	90,795,037

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

Under US GAAP, as a result of its re-measurement, the derivative liabilities as at December 31, 2009, is recorded at a value of $3,744,085 (2008: $3,437,541) and the change in fair value of the derivative liabilities charged (credited) to the statement of operations for the year ended December 31, 2009 was $306,544 (2008: $(3,089), 2007: $207,044).

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

C.

ORGANIZATIONAL STRUCTURE

The following chart outlines CCL’s corporate structure:

Currently, CCL’s 100% wholly owned subsidiaries, Creator Capital (Nevada), Inc. and CIEI (Canada), are  inactive.

D.

 PROPERTY, PLANT AND EQUIPMENT

The Company’s executive office is located at Floor Two, 73 Front Street, Hamilton HM12, Bermuda

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

Creator Capital Limited. December 31, 2009 20-F/A

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following data are prepared in accordance with generally accepted accounting principles in Canada.

A.

OPERATING RESULTS

	Year Months Ended December 31
	2009	2008	2007	2006	2005

Statement of Operations Data:

Loss before other items	$ (54,186)	$ (158,652)	$ (414,374)	$ (176,693)	$ (108,113)
Other items	(463,837)	(425,062)	(386,290)	(305,237)	(328,613)
Net and comprehensive loss for the year	(518,023)	(583,714)	(800,664)	(481,930)	(436,726)

Net loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)

Weighted number of common
shares outstanding	87,467,288	87,467,288	87,809,166	88,336,654	90,795,037

Number of common shares
outstanding at period end	87,467,288	87,467,288	87,467,288	88,053,365	90,795,037

	As of December 31, (in thousands of dollars)
	2009	2008	2007	2006	2005
Balance Sheet Data:
Working capital (deficit)	$ (6,256)	$ (5,738)	$ (5,155)	$ (4,674)	$ (4,428)
Total assets	20	20	15	23	84
Long term debt	0	0	0	0	0
Redeemable preferred stock
Class A	0	0	0	0	0
Class B	0	0	0	0	0

Shareholders' equity
(deficit)	(6,256)	(5,738)	(5,155)	(4,674)	(4,388)
Equity (deficit) per
common share	(0.07)	(0.07)	(0.06)	(0.05)	(0.05)

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

The legal defense fees incurred against the frivolous lawsuit in Texas has cost the Company a total of $58,140 in legal fees.  Professional fees for 2009 were $14,160, down from 2008’s $104,195 and compared to the 2007 cost of $26,001.  On March 9, 2009 the lawsuit was called for trial before a jury.  A verdict was returned fully in favour of the Company.  Unfortunately, under the terms of the judgment and the Texas state laws, the Company cannot seek recovery of these legal costs. The continued maintenance of the long term registrations and various business trademarks cost $3,215 for the year.  Other corporate legal matters cost $5,756.

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

General and administrative expenses for 2008 were $67,617, as compared to $168,218 for 2007.  The majority of the 2007 figure was the result of the fair value of stock options granted to administrative staff.  As the Corporation did not grant stock options during the year, this resulted in reduction of general and administrative expenses for the year.

The legal defense fees incurred against the frivolous lawsuit in Texas has caused the Legal Expenditures for the year to increase to $59,743, compared to the 2007 cost of $26,001.  The Legal defense costs for this suit now totals $50,744.The continued maintenance of the long term registrations and various business trademarks cost $5,256 for the year.

During the year ended December 31, 2008, the expense recovery was $Nil compared to $3,514 in 2007.

Year Ended December 31, 2007 and December 31, 2006

During the year ended December 31, 2007, the Corporation recorded revenue of $63,780 compared to $53,460 in 2006.  Increase in revenue was primarily due to the slight increase in number of Sky Play® games installed.

Preferred stock dividends of $390,028 for the year ended December 31, 2007 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carry forwarded from prior year.  During 2006, the Company recorded $357,824 in dividends.

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

During 2008 cash provided by operating activities was $7,620 compared to cash used by operating activities of $4,970 in 2007, an increase of $12,590.  We had a net loss of $583,714 in 2008 compared to a loss of $800,664 in 2007 primarily due to the stock options compensation expense recorded as consulting fees.  The non-cash effect was that stock-based compensation decreased to $Nil in 2008 from $320,395 in 2007.  Also, in 2008 we had a cash inflow from accounts payable and accrued liabilities of $167,643 compared to $80,506 in 2007.

During the fiscal years ended on December 31, 2008 and 2007, we have no investing activities in these periods.

During the year ended December 31, 2008, we had cash used in financing activities of $5,000 as compared to cash provided by financing activities by $- in 2007.  The change primarily related to the notes payable.

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

During 2007 we used $4,970 in operations compared to $23,867 in 2006, a decrease of $17,711.  While our loss was significantly higher in 2007 compared to 2006 of $481,930, we had a non-cash item in 2007 that we did not incur in 2006.  In 2007 we had $320,395 from stock-based compensation expense compared to $Nil in 2006.  Also, in 2007 we had a cash inflow from accounts payable and accrued liabilities of $81,692 compared to a cash inflow of $61,667 in 2006.

During the fiscal years ended on December 31, 2007 and 2006, we have no investing activities in these periods.

During the year ended December 31, 2007, we had cash provided by financing activities of $- as compared to cash provided by financing activities by $1,787 in 2006.

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

As at the period end, the Company owed $251,975 (2008: $175,441) to companies controlled by the President and relatives of the President.  The outstanding is included within the accounts payable, accrued liabilities accounts and due to related parties.  There is no formal, nor written, contractual arrangement pertaining to this outstanding balance.

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

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CCL’s Audited Financial Statements for the year ended December 31, 2009 are included in Item 17 of this Annual Report.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2009, the Company had not yet achieved profitable operations, has accumulated losses of $70,814,126 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a

Creator Capital Limited. December 31, 2009 20-F/A

going concern. If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

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

In 1997, CCL exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A Preference shares at $1,000 per share.  In 1998, CCL redeemed 500 of the Class A Preference shares at their redemption price of $1,000 per share.  As of December 31, 2009, 2,237 Class A Preferred stock remained outstanding.

Dividends on the Class A Preferred shares for the years ended December 31, 2009 and 2008 were $463,837 and $425,131, respectively.  They remain unpaid and are in arrears.

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

Under US GAAP, as a result of its re-measurement, the derivative liabilities as at December 31, 2009 is recorded at a value of $3,744,085 (2008: $3,437,541) and the change in fair value of the derivative liabilities charged to the statement of operations for the year ended December 31, 2009 was $306,544. In the year ended December 31, 2008, the credit resulting from the change in fair value of the derivative liabilities was $(3,089).

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

This information has been reported previously.  See exhibits 3.i(a), 3.i(b), 3.ii (detailed below) – Incorporated by reference.

3.i(a)	Articles of Incorporation (Yukon Territory). (Incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on October 12, 1993.)
3.i(b)	Certificate of Continuance (Bermuda). (Incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 16, 1996.)
3.ii	By-Laws as amended. (Incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 10-K/A No. 2 as filed with the SEC on July 8, 1998.)

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

Our principal executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2009.  Based on that review and evaluation, the principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were not effective.

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

B.

CODE OF ETHICS

On November 19, 2004, the Company adopted a written Code of Business Conduct and Ethics (the “Code”), which applies to all of the Company’s Directors, Officers and Employees.  These standards have been adopted in order to promote the highest of ethical standards.  A copy of the Code of Ethics is available at the Company’s website at” www.creatorcapital.com “.

In the event of an amendment or waiver from any provision in the Code of Ethics, such information will be disclosed in the Company’s Annual Report.

C.

AUDITOR’S FEES & SERVICES

Pre-approval policies and procedures:  In accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company’s auditors, is approved in advance by CCL’s Audit Committee.  The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.  The Audit Committee has authority to pre-approve audit services up to a maximum cost of $35,000 and individual non-audit services up to a maximum cost of $5,000 per year.  Amisano Hanson, Chartered Accountants, has serviced as the Company’s principal accountant since 2004.  In early 2008, Amisano Hanson  merged with BDO Dunwoody LLP, Chartered Accountants, which continued as the Company’s auditors to 2009.  For the year ended December 31, 2009, Saturna Group Chartered Accountants LLP became the Company’s Auditors.

(a) Audit fees	2009	2008
Saturna Group	$15,000	$ -
BDO Canada LLP	$ -	$ 31,891

(b) Non-audit-related fees	2009	2008
	$ -	$ -

(c)  Tax fees - No compensation was paid to Saturna Group or BDO Dunwoody nor to Amisano Hanson (predecessor independent auditors) for tax compliance, tax advice and tax planning in fiscal 2009or 2008.

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

ITEM 16F.  CHANGE IN CERTIFYING ACCOUNTANT

A1

Amisano Hanson, Chartered Accountants, was retained as the Company’s principal accountant in 2006 for the 2005 year-end audit.  In early 2007, Amisano Hanson merged with BDO Dunwoody LLP, Chartered Accountants, which continued to serve as the Company’s auditors.

i.

As at February 15, 2010, the effective date, the Board of Directors of the Company passed a resolution to terminate BDO Dunwoody LLP and to retain Saturna Group Chartered Accountants LLP as the Company’s independent registered public accountant for the 2009 audit.

ii.

BDO Dunwoody’s report on the Company financial statements for the years ended December 31, 2008 and December 31, 2007 did not contain any adverse opinion, no disclaimer of opinion, nor was qualified, modified as to uncertainty, audit scope, or accounting principles.  During the preceding two years, and the subsequent interim periods, before for the dismissal there were NO disagreements on any matter of accounting principles or practices, financial disclosure, or any audit scope or procedure.

However, BDO did comment in their Report to the Shareholders on the Financial Statements of December 31, 2008, dated April 29, 2009 and August 7, 2009.  They noted under their “Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences”.  They stated:

“In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those describe in Note 1 to the financial statements and restatement as a result of a correction of error as described in Note 18 and 19(e).  Our report to the directors and stockholders dated August 7, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.”

A similarly worded paragraph was also included in the December 31, 2007 financial statements dated April 24, 2008 and August 14, 2008.

iii.

The Board of Directors recommended and approved the decision to no longer use the services of BDO Dunwoody LLP.

iv.

During the years ended December 31, 2007 and December 31, 2008, and all the interim periods preceding the February 15, 2010 effective date, there were no disagreements with BDO Dunwoody LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

v.

During the years ended December 31, 2007 and December 31, 2008 and all the interim periods preceding the February 15, 2010 effective date, BDO Dunwoody LLP did not:

(a)

advise the Company that its internal controls necessary to develop reliable financial statements did not exist,

(b)

advise the Company that information had come to their attention that led it no longer was able to reply on management’s representations or management prepared financial statements,

(c1)

advise the Company of the need to expand significantly the scope of their audit, nor that information has come to their attention during the period covered hereto that, if further investigated, may have (i) materially impacted on the fairness or the reliability of either a previously issued audit report or the underlying financial statements, (ii) cause them to be unwilling to rely on the Company’s representations or be associated with the Company’s financial statements

(c2)

expand the scope of its audit or conduct further investigation due to its dismissal.

Creator Capital Limited. December 31, 2009 20-F/A

(d1)

have to advise the Company that information had come to their attention that they concluded would have materially impacted the fairness or the reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by audit report (including such information that, unless it was resolved to their satisfaction, would have prevented them from rendering an unqualified audit report on those financial statements.

(d2)

leave any issue that was unresolved to their satisfaction prior to their dismissal.

A2.

On March 8, 2010 the Company appointed Saturna Group Chartered Accountants LLP as the independent registered public accountant of the Company.  During the years ended December 31, 2007 and December 31, 2008 and all the interim periods preceding the February 15, 2010 effective date, nor during the interim period prior to the March 8, 2010 appointment of the new independent accountant, the Company, nor any representative, did not consult Saturna Group Chartered Accountants LLP regarding:

(i)

the application of accounting principles to a specified transaction, either completed nor proposed, or the type of audit opinion that might have rendered on the Company’s financial statements.  A written report was not provided to the Company nor any oral advice provided from Saturna Group Chartered Accountants LLP that they concluded was an imported factor to be considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or

(ii)

any matter that was either the subject of any disagreement, as covered under Item 16F(A)(1)(iv), or a reportable event, as covered under Item 16F(A)(1)(v).

A3.

Attached under C. Exhibits, is the letter from BDO Canada LLP addressed to the Securities and Exchange Commission pertaining to this Item 16F.

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

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

April 28, 2010

Creator Capital Limited. December 31, 2009 20-F/A

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm

To The Shareholders of

Creator Capital Limited

We have audited the Consolidated Balance Sheet of Creator Capital Limited as at December 31, 2008 and the Consolidated Statements of Operations and comprehensive loss, Shareholders’ deficit and Cash Flows for each of the 2 years ended December 31, 2008 and 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the 2 years ended December 31, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, British Columbia

April 29, 2009, except for Note 14 which is as of August 7, 2009

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements and restatement as a result of correction of error as described in Notes 13(d) and 14. Our report to the directors and stockholders dated August 7, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada

 August 7, 2009.

Creator Capital Limited. December 31, 2009 20-F/A

CREATOR CAPITAL LIMITED

Consolidated balance sheets

As at December 31, 2009 and 2008

(Expressed in U.S. dollars)

	2009 $	2008 $

Assets

Current Assets

Cash	7,958	9,925
Accounts receivable	11,600	8,465
Prepaid expenses	–	1,338

	19,558	19,728

Liabilities and Shareholders’ Deficit

Current Liabilities

Accounts payable and accrued liabilities (Note 4)	347,519	316,938
Notes payable (Note 3)	104,322	104,322
Related party loans (Note 4)	35,935	12,500
Accrued dividends payable	3,550,633	3,086,796
Preferred shares (Note 5)	2,237,443	2,237,443

	6,275,852	5,757,999

Shareholders’ Deficit

Share capital	874,673	874,673
Contributed surplus	63,683,159	63,683,159
Deficit	(70,814,126)	(70,296,103)

	(6,256,294)	(5,738,271)

	19,558	19,728

Nature of operations and continuance of business (Note 1)

Contingent liability (Note 8)

Approved on behalf of the Board:

/s/ “Deborah Fortescue-Merrin”	/s/ “Anthony Clements”

Deborah Fortescue-Merrin, Director	Anthony Clements, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

Creator Capital Limited. December 31, 2009 20-F/A

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

9.

Financial Instruments and Risks

(a)

Classification of Financial Instruments

The Company has classified its financial instruments as follows:

	2009 $	2008 $

Financial assets:

Held for trading, measured at fair value:

Cash	7,958	9,925

Loans and receivables, measured at amortized cost:

Accounts receivable	11,600	8,465

Financial liabilities, measured at amortized cost:

Accounts payable and accrued liabilities	347,519	316,938
Notes payable	104,322	104,322
Related party loans	35,935	12,500
Accrued dividends payable	3,550,633	3,086,796
Preferred shares	2,237,443	2,237,443

	6,275,852	5,757,999

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

(c)

Concentrations

For the year ended December 31, 2009, the Company derived 100% (2008 – 99%, 2007 – 97%) of its revenue from two customers.

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

(d)

Restatement

The Company has effected a restatement of its financial results as at December 31, 2007 for the year ended December 31, 2007. The restatement was effected to correct an error in the Company’s calculation of the derivative liabilities which arose from the conversion feature of the preferred shares under US GAAP. The effect of the recalculation on the Company’s consolidated balance sheet as at December 31, 2007 under US GAAP was to decrease derivative liabilities by $2,290,085, from $5,438,908 to $3,148,823 and a corresponding decrease in the accumulated deficit under US GAAP as at December 31, 2007 by the same amount. The recalculation also increased the change in fair value of the derivative liabilities in the statement of operations under US GAAP for the year ended December 31, 2007 by $2,626,492. As a result, the net loss per share under US GAAP for the year ended December 31, 2007 changed from $(0.04) to $(0.01).

(e)

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

Creator Capital Limited. December 31, 2009 20-F/A

14.

Correction of an Error

Pursuant to a review of prior financial statements, the Company determined that a balance of $175,875 payable in respect of dividends on its Class B preferred shares (which had been converted to common shares in prior years) since 1997 had not been correctly recorded. As a result, the balance of accrued dividends on the Class B preferred shares at December 31, 2007 was retroactively increased by an amount of $175,875 in accrued dividends payable and the deficit was increased by a corresponding amount.

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

12.1	302 Certification of Chief Executive Officer
12.2	302 Certification of Chief Financial Officer
12.11	Annulment Agreement, dated as of April 10, 2001, between the Company and James P Grymyr. (Attached to this Annual Report on Form 10K as Exhibit 12.11)
12.12	Consulting Agreement, dated as of January 2, 2002, between the Company and Stephen M West . (Attached to this Annual Report on Form 10K as Exhibit 12.12)
12.13	Consulting Agreement, dated as of January 2, 2003, between the Company and Stephen M West . (Attached to this Annual Report on Form 10-K as Exhibit 12.13)
13.1	906 Certification of Chief Executive Officer
13.2	906 Certification of Chief Financial Officer
16.1	Letter from BDO Canada LLP to the Securities and Exchange Commission

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

Creator Capital Limited. December 31, 2009 20-F/A

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 28th day of February 2011

CREATOR CAPITAL LIMITED

/s/  Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

Title:  Chairman & Director

Creator Capital Limited. December 31, 2009 20-F/A

EXHIBIT 4.1

CERTIFICATION

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Deborah Fortescue-Merrin, certify that:

1.

I have reviewed this annual report on Form 20-F/A of Creator Capital Limited;

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

Date: February 28, 2011	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman & Director

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

In connection with the Annual Report of Creator Capital Limited (the “Company”) on Form 20-F/A for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”):

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

Date: February 28, 2011	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin Chairman and Director Acting in the Capacity of Chief Financial Officer

This certification is furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a -14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as an exhibit to the Report.