Form 20-F
period 2010-12-31
CREATOR CAPITAL LTD
filed 2011-06-29
CIK 882537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

 [X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2010  OR

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

BERMUDA

(Jurisdiction of Incorporation)

Floor Six, 65 Front Street, Hamilton HM12  Bermuda

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Title of each class Common Stock, Par Value $0.01per share ("Common Stock")	Name of each exchange on which registered OTC Bulletin Board

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

The number of shares outstanding of the issuer's Common Stock, as of December 31, 2010:

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

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

Creator Capital Limited. December 31, 2010 20-F

INTRODUCTION

Creator Capital Limited is (the “Company”) is a Bermuda company whose shares are trade on the NASD Over the Counter Bulletin Board in the United States of America. The Company provides in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to, the aircraft of international commercial air carriers. Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

In this Annual Report, the “Company”, “CCL”, “we”, and “us” refer to Creator Capital Limited (unless the context otherwise requires). In this Annual Report, unless otherwise specified, all dollar amounts are expressed in US dollars.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that include, among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts. These statements reflect the Company's views with respect to such matters. Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

No disclosure necessary.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure necessary.

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2010, 2009 and 2008 was derived from the audited consolidated financial statements of the Company included in this annual report on Form 20-F. The selected financial data of the Company for the fiscal years ended December 31, 2007 and 2006 was derived from the audited financial statements of the Company, these financial statements are not included therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The following table is derived from the consolidated financial statements of the Company which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company are described in the notes to the consolidated financial statements.

Under Canadian GAAP:

Year Ended December 31,	2010	2009	2008	2007	2006
	$	$	$	$	$
Total assets	12,879	19,558	19,728	14,559	23,108
Net assets	(6,875,870)	(6,256,294)	(5,738,271)	(5,154,557)	(4,674,288)
Share capital	874,673	874,673	874,673	874,673	880,534

Revenue	32,550	59,380	55,160	63,870	53,460
Loss from operations	(114,478)	(54,186)	(158,652)	(414,374)	(176,693)
Net loss for the year	(619,576)	(518,023)	(583,714)	(800,644)	(481,930)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Weighted average number of common shares outstanding	87,467,288	87,467,288	87,467,288	88,809,166	88,336,654

Creator Capital Limited. December 31, 2010 20-F

Under US GAAP:

Year Ended December 31,	2010	2009	2008	2007	2006
	$	$	$	$	$
Total assets	12,879	19,558	19,728	14,559	23,108
Net assets	(11,989,165)	(10,833,581)	(9,175,812))	(8,595,188)	(7,587,480)

Net loss for the year	(650,486)	(1,188,932)	(155,494)	(617,680)	(325,755)
Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

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

Dividends

No cash dividends on common shares have been declared nor are any intended to be declared. The Company is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render the Company insolvent. Dividend policy will be based on the Company's cash resources.

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

C. Reasons for the Offer and Use of Proceeds

During the year, the Company did not issue any equity securities.

D. Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

As of December 31, 2010 CCL has incurred a cumulative net loss of $71,433,702. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the financial statements for the year ended December 31, 2010. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Our plans to deal with this uncertainty include raising additional capital or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

CCL’s product line of Sky Games® and Sky Play® are marketed to the world’s airlines. CCL’s future must be considered in light of the continuing financial difficulties the airline industry is experiencing globally. As a result of global financial difficulties continues, our marketing efforts may not generate additional licenses requested from airlines.

SOFTWARE

The value of CCL’s product line is in the software. The Sky Games Gambling Software remains unique in the marketplace, adaptable to the various airline in-flight entertainment systems. The Sky Play Software is utilized on older platforms still being used throughout the world. As with all software, the risks lie in it becoming obsolete overnight.

Creator Capital Limited. December 31, 2010 20-F

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Creator Capital Limited (the "Company" or "CCL"), formerly Interactive Entertainment Limited was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro Inc. On May 10, 1990, the Company changed its name to Creator Capital Inc. The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992. On January 23, 1995, the Company changed its name to Sky Games® International Ltd. ("SGI"). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies Act 1981 (Bermuda) (the "Bermuda Act"). In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of the amalgamation of the Company's wholly-owned subsidiary, SGI Holding Corporation Limited ("SGIH"), and SGIH's formerly 80% owned subsidiary, then known as Interactive Entertainment Limited ("Old IEL"). This was followed immediately by an amalgamation of SGI with the survivor of the first amalgamation (the "Amalgamations"). Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.

IEL (Singapore) Pte. Ltd. was struck off the Singapore Register of Companies, at the Company’s request, on September 23, 2000. IIL (UK) was struck off the UK Companies House Register on May 6, 2003 following an application lodged by the Company on December 10, 2002. On July 10, 2006, Sky Games® International Corporation ("SGIC") changed its name to Creator Capital (Nevada) Inc. (“CCL (US)”).

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

Creator Capital Limited. December 31, 2010 20-F

B.

Business Overview

1.

Sky Games®

The Sky Games® Interactive Gaming System was developed to introduce gaming to international airline passengers. The system is designed to enable users to play a number of casino-type games from their seats by way of a built-in, color, interactive, in-seat monitor. The Company believed that an opportunity existed to introduce casino games on international air flights. In April of 1996, the Company announced the signing of contracts for the provision of gaming services to Singapore Airlines (“SIA”). The first flight with gaming was launched on June 1, 1998. A second aircraft was added in mid-October, 1998.  Passenger participation was disappointing. On November 12, 1998, the Company announced that it had been unable to attract the additional capital necessary for continued development of its Sky Games® in-flight gaming business. The Company also announced that it had discontinued all operations associated with the Sky Games® product line. All employees were terminated as of November 13, 1998.  Those former employees that subsequently had been retained on a part-time contract basis to continue operations and support the Sky Play® product, are no longer associated with CCL. Two former employees, through their corporate entity, eFlyte, had been contracted to attend to the Sky Play® business. eFlyte terminated its contract with CCL as of April 22, 2001. The technical aspect of the business is currently contracted outside the Company as necessary.

On April 30, 1997, the Company entered into a Consulting Agreement with James P Grymyr, whereby he would provide consulting services to the Company from time to time, as requested by the Company. Under the terms of this agreement, the Company issued 586,077 shares of common stock to Mr. Grymyr as consideration for all such consulting services, both past and future. During March, 2001, Mr. Grymyr informed the Company that he did not provide any consulting services to the Company. Furthermore, he indicated that the agreement was never operational. A review of the Company’s records, and conversations with previous management did not reveal any evidence to the contrary. Therefore, Mr. Grymyr offered to annul the Consulting Agreement and return the shares to the Company for cancellation. The Company accepted this offer under the terms of the Annulment Agreement dated June 20, 2001. Mr. Grymyr has completed his undertakings to the Company. The Company cancelled the 586,077 shares.

2.

Sky Play®

On January 13, 1998, CCL completed the acquisition of all the outstanding capital stock of Inflight Interactive Limited (“IIL”) in exchange for 500,000 shares of the Company’s $.01 par value common stock (the “Common Stock”). IIL is a United Kingdom developer and provider of amusement games to the airline industry. The acquisition was accounted for using the purchase method. The games are marketed under the name Sky Play®. As at December 31, 2010, the Sky Play® games were operating on Sri Lankan Emirates Airways.

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

As of December 31, 2003, CCL had completed the development of the website (www.worldwidelotteries-china.com), which is directed towards the international marketing and sales of the Soccer Betting Lottery. During the 3rd quarter of 2003, approval was obtained and an agreement was reached with a credit card payment processing provider. Subsequently, the provider was unable to provide the required services due to an internal issue. In the 4th quarter of 2003, agreement was reached with NEteller to provide payment processing services.

Creator Capital Limited. December 31, 2010 20-F

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

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International”  “We Make time Fly” and Design

Creator Capital Limited. December 31, 2010 20-F

The Industry

According to Boeing Company's 2010-2029 Summary Outlook (CMO) issued in 2009 annualized world GDP is forecast to grow at an average of 3.2% per year over the next 20 years beginning in 2011, an increase of 0.1%. Boeing also forecasts a increase of 1.2% in passenger traffic growth to 5.3% annually over the next 20 years. The report noted that, the total market potential for new commercial airplanes is 36,000 by 2029, worth $3.6 trillion in 2010 US Dollars.

The fastest growing market will be for twin-aisle airplanes. The twin-aisle fleet will grow from 3,500 airplanes in operation today to 8,260 airplanes in 2029. In 20 years, much of the in-service fleet will be newer aircraft, such as the Boeing 787 and 777, which offer more passenger comfort, improved efficiency, and better environmental performance than the airplanes they replace.

There are 11,580 single-aisle aircraft in operation around the world, representing 61 percent of the total jet fleet. The single-aisle fleet is forecast to more than double, reaching 25,000 airplanes or 69 percent of the total fleet by 2029, largely reflecting the rapid expansion of air services in Asia, the rise of intraregional air travel in emerging economies, and the growth and geographic expansion of the low-cost-carrier model.

CCL believes these forecasts represent a substantial market for IFE systems and in-flight content over the long-term.

Boeing has observed the resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 4.9% and air cargo growth of 5.4% over the past 20 years. This growth was founded on world economic growth of 3.2%, and further stimulated by liberalization of market regulations in many countries. Looking ahead over the next 20 years, the world economy is set to grow at 3.2%.  From 2008-2029, passenger travel will increase grow at an average of 4.9% and cargo at an average of 5.4%

Looking ahead, the Asia-Pacific (excluding China), within-China, and The Middle East to Asia Pacific regions’ traffic are growing at the fastest rates of 7.1% and 7.9% and 7.5% respectively. Boeing’s CMO 2010 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America. Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets. These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

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

Regional traffic trends are an important factor in CCL’s marketing strategies. According to the Boeing CMO annual passenger traffic will grow by 7.1% in the Asia Pacific region; 6.0% in the Middle East; 2.8% within North America; 4.1% within Europe; 7.1% within Latin America; 5.7% in Africa. IMDC also states that key growth markets will be China and India. However, the longer haul, twin aisle market will remain the focus for CCL’s Sky Games.

The impact of the health of the world wide economy on the airline industry is multifold – the drop in the global gross domestic product, the volatility of the oil pricing, currency fluctuations, availability of financing and its costs. In 2009 global passenger capacity was cut by 2%, unprofitable routes were cut, and flight frequency reduced. Airlines have sought to reduce operating costs by replacing the fuel hungry older generation airplane.

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

Gethin also mentions CCL in the article under its former name. “During the 1990s, a company called IEL offered low stakes in-flight gambling to the international airline business and worked with Singapore Airlines to install the necessary software. This was short-lived due to incompatibility issues with the software and the IFE hardware, which impacted upon reliability.” Such incompatibilities no longer exist.  Technology has improved to the point of offering not only much more sophisticated, embedded hardware, but also the very viable option of portable units. Such portability echoes of CCL’s initial concept of a portable gaming device, which could be issued on the aircraft in exactly the same manner as the portable IMS Pea in the Pod and the DigePlayers are issued today.

Creator Capital Limited. December 31, 2010 20-F

Competition

There are currently four companies supplying the in-flight interactive PC games marketplace: Creator Capital, DTI, Nintendo, and Western Outdoor Interactive. CCL is currently a distant fourth in the industry.

IMDC reports that there are three main types of interactive software packages offered by games suppliers; games; gambling software, and educational software. Not all suppliers supply in all three areas. CCL currently offers games and gambling software (which are not currently installed on any aircraft).

Market and Marketing

In the very competitive airline market, airlines are seeking a distinctive, competitive edge to attract and retain paying customers.  Entertainment and service systems form a part of the airlines’ current business strategy. CCL believes that the principal benefit of its product to the airlines is the ability to enhance entertainment offerings to passengers. IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The target market for Sky Play® has been domestic and foreign airlines, which have committed to the purchase of, or already have installed IFE systems.

CCL's primary target market has been Asian and Pacific Rim airlines whose passengers, with certain exceptions, generally have a broad cultural acceptance of gaming.  The Company also believes that the Latin American markets also hold significant potential.

CCL believes that the principal benefits of its product to the airlines will be passenger satisfaction and airline participation in a potential alternate “non-ticket” revenue stream. IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The Company believes that new methods of increasing revenues while providing a high level of service will be seriously considered by the airlines; however, there can be no assurance that in-flight gaming will be among the alternatives considered by airlines. Although the system is designed for gaming using currency, the system could be adapted to "pay-for-play" mode in those circumstances where gaming utilizing currency is not legal and that a system utilizing frequent flyer credits and other rewards can be integrated as part of the gaming program.

CCL expects to derive its income from a split of gaming revenues with the airline. The Company does not anticipate selling its gaming products in order to generate revenue.  Airlines will receive a percentage of net revenue generated by Sky Games® on their respective flights. Passenger payouts and certain direct operating costs will be deducted from revenue and the "win" will be split on a negotiated basis.  Airlines have utilized similar revenue-sharing arrangement with other product/service providers, such as in-flight communication companies (e.g. GTE Airfone). CCL would provide certain training, banking, accounting and administrative functions.  The airline will provide the aircraft, the equipment, the passengers and in-flight personnel.

CCL is currently reviewing its future strategies in the airline market by researching and evaluating the process of developing several new games for the Sky Play® PC Interactive Games Catalogue, while updating some of the current games.  This will enable CCL to offer current client fresh material, while affording an opportunity to re-visit previous clients and potential new clients.  CCL is also currently re-evaluating and redesigning the Sky Games®®   In-flight Gaming System in order to ensure its smooth integration in to the newer, more sophisticated IFE hardware platforms being developed and introduced to the Airline Industry today.

Manufacturing

As a software producer and operator, the Company has no manufacturing capability.  CCL’s software is designed to interface with in-cabin hardware, including onboard computers, file servers, distribution and communication systems, manufactured by various suppliers for the airlines.

Major Customers

The Company’s Sky Play® customers included Japan Air Lines, and Sri Lankan Airways.

During the first quarter of 2002, American Airlines ceased to be a client due to budgetary restraints.  Malaysia Airlines ceased to be a client as they terminated their agreement with their contracted IFE Inflight content provider who was providing them with CCL Sky Play® games.  Continental Airlines also ceased to be a client at the end of the second quarter of 2002. During 2004 Air China decided to use the games provided with their new in-flight entertainment hardware. During 2005 Emirates Air also decided to use the games provide with their new in-flight entertainment hardware. During the last quarter of 2009 Japan Air Lines entered Bankruptcy. During the first quarter of 2010 they informed the Company of airplane retirements resulting in a reduced demand for Sky Play. During the last quarter of 2010 they informed the Company the last airplanes having the Sky Play games installed were retired.

Creator Capital Limited. December 31, 2010 20-F

C.

ORGANIZATIONAL STRUCTURE

The following chart outlines CCL’s corporate structure:

Currently, CCL’s 100% wholly owned subsidiaries, Creator Capital (Nevada), Inc. and CIEI (Canada), are inactive.

D.

 PROPERTY, PLANT AND EQUIPMENT

The Company’s leased executive office is located at Floor Six, 65 Front Street, Hamilton HM12, Bermuda

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

OPERATING RESULTS

Year Ended December 31, 2010 and 2009

During the year ended December 31, 2010, the Company recorded revenue of $32,550 compared to $59,380 during the year ended December 31, 2009. Subsequent to their declaration of Bankruptcy, JALAX/Japan Airlines retired their older airplanes. During the last quarter of the year ended December 31, 2010, the last of their airplanes with the Sky Play games installed were retired. They are no longer a client.

Preferred stock dividends of $505,098 for the year ended December 31, 2010 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carried forward. During 2009, the Company recorded $463,837 in dividends.

General and administrative expenses for 2010 were $81,062, as compared to $57,406 for 2009. During the year the Company conducted the 2009 and 2010 Annual General Meetings, resulting in two years worth of costs, including extra transfer agent fees. With the appointment of Meridian Fiduciary Services as the Company’s resident agent and resident offices in Bermuda, corporate administrative expenses rose. Clarifications and the refilling of the December 31, 2009 Form 20F with the SEC generated additional preparation and filing fees.

Professional fees are comprised of audit and legal fees which totaled $23,966 for 2010 compared with $14,160 for 2009. The drop in the audit fees for 2010 was offset by an increase in legal fees. Other corporate legal matters cost $12,846 for the year.

Year Ended December 31, 2009 and 2008

During the year ended December 31, 2009, the Company recorded revenue of $59,380 compared to $55,160 during the year ended December 31, 2008

Preferred stock dividends of $463,837 for the year ended December 31, 2009 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carry forwarded from prior year. During 2008, the Company recorded $425,131 in dividends.

General and administrative expenses for 2009 were $57,406, as compared to $67,617 for 2008.

The legal defense fees incurred against the frivolous lawsuit in Texas has cost the Company a total of $58,140 in legal fees. Professional fees for 2009 were $14,160, down from 2008’s $104,195 and compared to the 2007 cost of $26,001. On March 9, 2009 the lawsuit was called for trial before a jury. A verdict was returned fully in favor of the Company. Unfortunately, under the terms of the judgment and the Texas state laws, the Company cannot seek recovery of these legal costs. The continued maintenance of the long term registrations and various business trademarks cost $3,215 for the year. Other corporate legal matters cost $5,756.

Creator Capital Limited. December 31, 2010 20-F

Year Ended December 31, 2008 and 2007

During the year ended December 31, 2008, the Company recorded revenue of $55,160 compared to $63,870 during the year ended December 31, 2007. The reduction in revenue for the year was primarily due to the reduction of Sky Play® games were installed

Preferred stock dividends of $425,131 for the year ended December 31, 2008 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carry forwarded from prior year. During 2007, the Company recorded $390,028 in dividends.

Consulting fees decreased to $42,000 during the year ended December 31, 2008 from $284,025 from the year ended December 31, 2007 primarily due to the Company not granting stock options during the year.

General and administrative expenses for 2008 were $67,617, as compared to $168,218 for 2007. The majority of the 2007 figure was the result of the fair value of stock options granted to administrative staff. As the Company did not grant stock options during the year, this resulted in reduction of general and administrative expenses for the year.

The legal defense fees incurred against the frivolous lawsuit in Texas has caused the legal expenditures for the year to increase to $59,743, compared to the 2007 cost of $26,001. The legal defense costs for this suit now totals $50,744. The continued maintenance of the long term registrations and various business trademarks cost $5,256 for the year.

During the year ended December 31, 2008, the expense recovery was $nil compared to $3,514 in 2007.

Year Ended December 31, 2007 and December 31, 2006

During the year ended December 31, 2007, the Company recorded revenue of $63,780 compared to $53,460 in 2006. The increase in revenue was primarily due to the slight increase in number of Sky Play® games installed.

Preferred stock dividends of $390,028 for the year ended December 31, 2007 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carry forwarded from prior year. During 2006, the Company recorded $357,824 in dividends.

Consulting expenses increased by $231,996 from $52,029 in 2006 to $284,025 in 2007. This substantial increase reflected the allocation of the fair value of the stock option grant of $242,025 during the 2007 year. Removing this influence on the 2007 figure yielded a total for the year of $42,000, which is a decrease over the 2006 year of $10,029.

Depreciation and amortization expenses decreased to zero with the writing off the impaired website asset.

General and administrative expenses increased by $36,820 to $168,218 with the allocation of the fair value of the stock option grant of $78,370 during the 2007 year. Removing this influence from the 2007 amounts yielded a total for the year of $89,848, which is a decrease over the 2006 year of $41,550.

The 2007 total legal cost was $26,001, an increase of $18,847 over the 2006 cost of $7,154. Of this $21,535 was incurred with the lawsuit in Texas. The balance of $4,466 is attributed to normal corporate costs and the continued maintenance of the long term registrations and various business trademarks

During 2006, $46,828 was received for the note receivable that was written off several years ago. $8,083 of accumulated interest on the note receivable was also received.

During the year ended December 31, 2007, the Company had $nil in impairment of equipment compared to $39,572 in 2006. The impairment of $39,572 in 2006 was due to the obsolescence of the website asset.

B.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2010, the Company had cash on hand of $9,786 and a working capital deficit of $6,875,504 (2009 $6,256,294). Of this, $4,055,731 (2009 $3,550,663) was for dividends payable that have accrued over several fiscal periods on the preferred shares. The Company is financing its operations through accounts payable and loans payable. The Company needs to raise additional capital. The Company is trying to raise funds through debt/equity financing. However, there is no assurance of additional funding being available.

During the year ended December 31, 2010, the Company received loan proceeds of $48,810 (Cdn$50,000) c9ompared to $23,435 for the year ended December 31, 2009.

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

Creator Capital Limited. December 31, 2010 20-F

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

Recent Accounting Pronouncements

In January 2010, the FASB issued an amendment to ASC 820, “Fair Value Measurements and Disclosures”, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. The adoption of this standard on January 1, 2010, with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010, did not have a material effect on the Company’s consolidated financial statements. The adoption of the remainder of the standard is not expected to have a material effect on the Company’s consolidated financial statements.

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

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International” “We Make Time Fly” and Design

D.

TREND INFORMATION

The marketplace for the Company’s main product line is not well established.  However, the Gaming Industry as a whole internationally is constantly undergoing changes, is intensely competitive and is subject to changes in customer attitudes, morals and preferences.  New products are being developed continuously by the Gaming Industry in order to satisfy customer demands.  The Sky Games® Interactive Gaming System is one of those products.  Changes in International Governmental regulations and laws are in a constant state of flux, and could adversely affect the ability of the Airlines to install such a system.  Changes in policies of companies or banks that handle payment processing systems or credit card transactions for gaming industry could have an adverse impact on the operation of the Sky Games® System

E.

OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not Applicable

G.

SAFE HARBOUR

All financial information and statements provided have been fairly represented in accordance with U.S. generally accepted accounting principles.

Creator Capital Limited. December 31, 2010 20-F

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Principal Occupation	Term of Office
Anthony P Clements Age 65	Director	Investment Banker	Director 1992-Present
Deborah Fortescue-Merrin Age 55	President & C.E.O. Director	President of CCL President of North American Medical Services Inc.	Director 1995-1997 Director 1999-Present President 1999-Present
Anastasia Kostoff-Mann Age 63	Vice-President Director	Founder and Chairman Corniche Group of Companies	Director 1993-1996 Director 1999-Present

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

ANASTASIA KOSTOFF-MANN has been a director since September 10, 1999, and she was previously a director of the Company until September 1996. Ms Mann has over 30 years experience in the hotel, sales and marketing, and travel industry. She is the founder and chairman of the Corniche Group of Companies, overseeing all aspects of travel and meeting management for corporate accounts.  Ms Mann was the first female corporate sales manager for Hilton Hotels corporations based in Los Angeles, Director of Sales and Marketing at the Beverly Wilshire Hotel, Beverly Hills, California, and the first US President of Operations, Mark Allen Travel, now the entertainment division of American Express.  She is a lifetime director and former President and Chairman of the International Travel & Tourism Research Association (TTRA). Ms Mann is a founding member of the California Travel & Tourism Commission, where she currently serves as Commissioner and sits on the Executive Committee. She also sits on the council of the Woodrow Wilson International Center in Washington D.C.

B.

COMPENSATION

All of the directors of the Company are reimbursed for out-of-pocket expenses. The directors of the Company receive no other compensation.

The following table sets forth all compensation for services in all capacities to the Company for the three most recently completed fiscal years in respect of each of the individuals who served as the Chief Executive Officer during the last completed fiscal year and those individuals who were, as of December 31, 2010, the executive officers of the Company whose individual total compensation for the most recently completed financial year exceeded $100,000 (collectively, the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

Creator Capital Limited. December 31, 2010 20-F

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended	Consulting fees ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)

Anthony Clements (Director)	12/31/10 12/31/09 12/31/08	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Deborah Fortescue-Merrin Chairman	12/31/10 12/31/09 12/31/08	$42,000* $42,000* $42,000*	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Anastasia Mann (Director)	12/31/10 12/31/09 12/31/08	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

*by way of related consulting entity

As at December 31, 2010 there were at total of 6,950,000 outstanding options to purchase common shares granted to the directors. These options have an exercise price of $0.25 per common share expiring on April 6, 2012.

TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term
				5%	10%
Anthony Clements Deborah Merrin Anastasia Mann	1,000,000(1) 1,500,000(1) 1,000,000(1)	$0.25 $0.25 $0.25	April 6, 2012 April 6, 2012 April 6, 2012	xx xx xx	xx xx xx

(1) Options granted to each director of the Company under a Stock Option Agreement

C.

BOARD PRACTICES

Election of Directors and Terms of Service

As of the date of this Document, The Board of Directors is currently comprised of three members, including the Chairman and CEO. Directors are elected annually by an ordinary resolution at the Annual General Meeting of Shareholders. Each director is elected for a term of one year, and may be re-elected annually for an additional one year term by the shareholders. There are no limits as to how long any individual director may serve on the Board.

Service Contracts

CCL does not currently have any service contracts or any other contracts with any of the members of the Board of Directors.

Audit Committee

The Audit Committee of the Board currently consists of Deborah Fortescue-Merrin and Anthony Clements. The principal functions of the Audit Committee are to make recommendations to the Board regarding; (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors; (iii) to approve the scope of the annual audit activities of the independent auditors; (iv) to approve the audit fee payable to the independent auditors; (v) and to review such audit results. The audit committee did not hold any meetings during the fiscal year ended December 31, 2010.

Compensation Committee

The Compensation Committee currently consists of Anastasia Kostoff-Mann, and Anthony Clements. The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2010. For information on the duties and actions of the Compensation Committee, see "Report on Compensation".

Creator Capital Limited. December 31, 2010 20-F

Report on Compensation

Deborah Fortescue-Merrin served as President and Chairman of CCL in the fiscal year 2010. She has not been compensated for the years ended December 31, 2008, 2009 and 2010. She was granted 1,500,000 options exercisable at $0.25 per share during 2007.

D.

EMPLOYEES

Currently, CCL does not employ any personnel. Corporate and business operations are handled by outsourced providers.

E.

SHARE OWNERSHIP

As of December 31, 2010 based on information supplied to the Company, CCL's directors and executive officers as a group may be deemed to own beneficially (including shares purchased upon exercise of stock options and warrants, exercisable within 60 days) 3.92% of the outstanding shares of common stock. To the knowledge of the directors and officers of the Company, the following directors and officers of the Company and owners of five percent (or more) of the outstanding common stock (see Item 7 Major Shareholders and Related Party Transactions below) beneficially own the shares of common stock set forth below.

Name	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Anthony P. Clements (2) Deborah Fortescue-Merrin (3) Anastasia Kostoff-Mann (4)	1,000,000 – Options 1,500,000 – Options 48,500 – Direct 1,000,000 – Options	1.14% 1.77% 1.14%

(1)

Percent of class is determined by dividing the number of shares beneficially owned by the outstanding number of shares of the Company, and increased by options outstanding (which are currently exercisable) for the respective individuals;

(2)

Includes, options for 1,000,000 under the April 6, 2007 Stock Option Agreement.

(3)

Does not include 1,406,870 shares of Common Stock held by a charitable foundation (Missy Foundation) of which Deborah Fortescue-Merrin is a director.  Includes options for 1,500,000 under the April 6, 2007 Stock Option Agreement.

(4)

Includes options for 1,000,000 under the April 6, 2007 Stock Option Agreement.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of December 31, 2010, there were 223 shareholders of record in the United States holding a total of 31,928,168 of the 87,467,288 outstanding common shares of the Company. The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

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

To the best of the Company’s knowledge, there are no arrangements or agreements which would result in a change of control of the Company at a future date.

B.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company incurred consulting fees of $42,000 (2009 - $42,000; 2008 - $42,000) to a non-related company which will pay the fees to the President of the Company.

Creator Capital Limited. December 31, 2010 20-F

As at December 31, 2010, included in accounts payable and accrued liabilities is $72,956 (2009 – $72,414) owing to a company controlled by the President of the Company for unpaid fees and expenses.

As at December 31, 2010, the Company owes $5,000 (2009 - $5,000) to a company controlled by the President of the Company for cash advances which bear interest at 10% per annum, is unsecured, and due on January 1, 2012.

All of the above transactions have been in the normal course of operations and have been recorded at their exchange amounts, which are the amounts agreed upon by the transacting parties.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s audited consolidated financial statements for the year ended December 31, 2010 are included in Item 17 of this Annual Report.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2010, the Company had not yet achieved profitable operations, has accumulated losses of $71,462,336 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions. Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

B.

LEGAL PROCEEDINGS;

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

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

D.

SIGNIFICANT CHANGES

On January 10, 2010 Japan Airlines applied for court protection under the Japanese Corporate Rehabilitation Law (the Japanese equivalent of the U.S. Chapter 11 Bankruptcy. The Company’s client, JALUX Inc., is the airline’s procurement business subsidiary. It provides the airline with all its in-flight supplies and the in-flight entertainment. Jalux informed the Company of Japan Airlines’ airplane retirements, resulting in a reduced demand for Sky Play. As of October 1, 2010 the last of the airplanes in which Sky Play games were installed were retired. JALUX is no longer a Sky Play client.

ITEM 9.

THE OFFER AND LISTING

A.

LISTING DETAILS

Since May 2007, the company’s shares have traded on both the NASDAQ OTC Bulletin Board (OTCBB) and the Pink Sheets under the symbol “CTORF”. Since August 3, 2005, the Company’s common shares have traded on the Pink Sheets under the symbol “CTORF”.  Prior to August 3, 2005 and since October 16, 2000 the Company’s Common Shares have traded on the OTC Bulletin Board under the symbol “CTORF”. Prior to October 16, 2000 and since March 25, 1999, the Company’s common shares had traded on the OTC Bulletin Board under the symbol “IELSF.” From July 8, 1997 until March 24, 1999, the Company's common shares had been traded on the NASDAQ SmallCap Market under the symbol "IELSF." From March 1, 1994 until July 8, 1997, the Company's common shares traded on the NASDAQ SmallCap Market under the symbol "SKYGF." Prior to March 1, 1994, there was no trading market for the securities of the Company in the United States of America. The Company's common shares were traded on the Vancouver Stock Exchange under the symbol "CEV” until voluntarily de-listed by the Company on December 30, 1994.

Creator Capital Limited. December 31, 2010 20-F

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

Last six calendar months:

Last Six Calendar Months
	High	Low

April 2011	$0.0055	$0.0055
March 2011	$0.0055	$0.0055
February 2011	$0.0060	$0.0050
January 2011	$0.0060	$0.0060
December 2010	$0.0100	$0.0060
November 2010	$0.0050	$0.0050

Each fiscal quarter within the last two years:

	Twelve Months Ended
	December 31, 2010		December 31, 2009
	High	Low	High	Low
First Quarter	$0.0050	$0.0005	$0.0050	$0.0005
Second Quarter	$0.0050	$0.0030	$0.0025	$0.0050
Third Quarter	$0.0050	$0.0050	$0.0200	$0.0020
Fourth Quarter	$0.0100	$0.0050	$0.0030	$0.0030

Last five full financial years:

Last Five Full Financial Years
	High	Low
2010	$0.0100	$0.0030
2009	$0.0200	$0.0005
2008	$0.0420	$0.0010
2007	$0.1200	$0.0200
2006	$0.6000	$0.0260

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

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

In 1997, CCL exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A Preference shares at $1,000 per share. In 1998, CCL redeemed 500 of the Class A Preference shares at their redemption price of $1,000 per share. As of December 31, 2010, 2,237 Class A Preferred stock remained outstanding.

Dividends on the Class A Preferred shares for the years ended December 31, 2010 and 2009 were $505,098 and $463,837, respectively. They remain unpaid and are in arrears.

Creator Capital Limited. December 31, 2010 20-F

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

Creator Capital Limited. December 31, 2010 20-F

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

The Company is required to pay an annual Government fee (the "Government Fee"), which is determined on a sliding scale by reference to a company's authorized share capital and share premium account, with the minimum fee being BD$1,680 and the maximum BD$25,000 (the Bermuda dollar is treated at par with the U.S. dollar). The Government Fee is payable at the end of December in every year and is based on the authorized share capital and share premium account as they stood at August 31 in the preceding year.

Canadian Income Tax Considerations

Through the Company’s President, who resides in Canada, the Company may be subject to Canadian Corporate Income Tax. The Company has never filed any tax returns in Canada, and maybe subject to interest and penalties.

F.

DIVIDENDS AND PAYING AGENTS

Not applicable

G.

STATEMENT BY EXPERTS

Not Applicable

Creator Capital Limited. December 31, 2010 20-F

H.

DOCUMENTS ON DISPLAY

The documents described herein may be inspected at the Company’s Registered Office during normal business hours, at:

Floor Six

65 Front Street

Hamilton

Islands of Bermuda HM12

I.

SUBSIDIARY INFORMATION

Not applicable

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.

CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.

Our principal executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010. Based on that review and evaluation, the principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were not effective.

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

As at December 31, 2010, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were lack of segregation of duties and limited technical level knowledge of more complex generally accepted accounting principles.

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

Creator Capital Limited. December 31, 2010 20-F

ITEM 16.

AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that Deborah Fortescue-Merrin qualifies as an audit committee financial expert serving on its audit committee. Deborah Fortescue-Merrin is not independent.

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

C.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Pre-approval policies and procedures: in accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company’s auditors, is approved in advance by the Company’s Audit Committee. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process. The Audit Committee has the authority to pre-approve audit services up to a maximum cost of $35,000 and individual non-audit services up to a maximum cost of $5,000 per year. Saturna Group Chartered Accountants LLP has served as the Company’s principal accountant since 2009.

	2010 $	2009 $
Audit fees	10,000	16,000
Audit related fees	–	–
Tax fees	–	–
All other fees	–	–

Total	10,000	16,000

D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 17.

FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements are stated in US dollars and are prepared in accordance with Canadian generally accepted accounting principles, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in the notes to the consolidated financial statements.

A.

Financial Statements

Independent auditors’ report

Consolidated balance sheets as at December 31, 2010 and 2009

Consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008

Consolidated statements of shareholder's deficit for the years ended December 31, 2010, 2009 and 2008

Consolidated statements of cash Flows for the years ended December 31, 2010, 2009 and 2008

Notes to the consolidated financial statements

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in U.S. dollars)

Creator Capital Limited. December 31, 2009 20-F                                                                                                                Page 21

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Creator Capital Limited

We have audited the consolidated balance sheets of Creator Capital Limited as at December 31, 2010 and 2009, and the consolidated statements of operations, comprehensive loss, deficit, shareholders’ deficit, and cash flows for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also involves evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Creator Capital Limited as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of the consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of Creator Capital Limited to continue as a going concern.

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

May 5, 2011

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Consolidated balance sheets

As at December 31, 2010 and 2009

(Expressed in U.S. dollars)

	2010 $	2009 $

Assets

Current Assets

Cash	9,786	7,958
Accounts receivable	1,750	11,600
Prepaid expenses	1,343	–

	12,879	19,558

Liabilities and Shareholders’ Deficit

Current Liabilities

Accounts payable and accrued liabilities (Note 4)	405,048	347,519
Loans payable (Note 3)	185,527	135,257
Due to related party (Note 4)	5,000	5,000
Accrued dividends payable	4,055,731	3,550,633
Preferred shares (Note 5)	2,237,443	2,237,443

	6,888,749	6,275,852

Shareholders’ Deficit

Share capital	874,673	874,673
Contributed surplus	63,683,159	63,683,159
Deficit	(71,433,702)	(70,814,126)

	(6,875,870)	(6,256,294)

	12,879	19,558

Nature of operations and continuance of business (Note 1)

Subsequent event (Note 12)

Approved on behalf of the Board:

/s/ “Deborah Fortescue-Merrin	/s/ “Anthony Clements”

Deborah Fortescue-Merrin, Director	Anthony Clements, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Consolidated statements of operations and comprehensive loss

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

	2010 $	2009 $	2008 $

Revenue	32,550	59,380	55,160

Expenses

Consulting fees (Note 4)	42,000	42,000	42,000
General and administrative	81,062	57,406	67,617
Professional fees	23,966	14,160	104,195

	147,028	113,566	213,812

Loss before other income (expense)	(114,478)	(54,186)	(158,652)

Other income (expense)

Interest and other income	–	–	69
Preferred shares dividends	(505,098)	(463,837)	(425,131)

	(505,098)	(463,837)	(425,062)

Net loss and comprehensive loss for the year	(619,576)	(518,023)	(583,714)

Loss per share, basic and diluted	(0.01)	(0.01)	(0.01)

Weighted average shares outstanding	87,467,288	87,467,288	87,467,288

(The accompanying notes are an integral part of these consolidated financial statements)

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Consolidated statements of shareholders’ deficit

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

	Common shares
	Number of shares $	Amount $	Contributed surplus $	Deficit $	Total $

Balance, December 31, 2007	88,053,288	874,673	63,683,159	(69,712,389)	(5,154,557)

Net loss for the year	–	–	–	(583,714)	(583,714)

Balance, December 31, 2008	87,467,288	874,673	63,683,159	(70,296,103)	(5,738,271)

Net loss for the year	–	–	–	(518,023)	(518,023)

Balance, December 31, 2009	87,467,288	874,673	63,683,159	(70,814,126)	(6,256,294)

Net loss for the year	–	–	–	(619,576)	(619,576)

Balance, December 31, 2010	87,467,288	874,673	63,683,159	(70,433,702)	(6,875,870)

(The accompanying notes are an integral part of these consolidated financial statements)

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Consolidated statements of cash flows

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

	2010 $	2009 $	2008 $

Cash provided by (used in):

Operating activities

Net loss for the year	(619,576)	(518,023)	(583,714)

Items not involving cash:
Foreign currency translation loss on debt	1,460	–	–

Changes in non-cash operating working capital:
Accounts receivable	9,850	(3,135)	(2,020)
Prepaid expenses	(1,343)	1,338	(529)
Accounts payable and accrued liabilities	57,529	30,581	168,752
Accrued dividends payable	505,098	463,837	425,131

	(46,982)	(25,402)	7,620

Financing activities

Proceeds from loans payable	48,810	23,435	–
Repayment of loans payable	–	–	(5,000)

	48,810	23,435	(5,000)

Increase (decrease) in cash	1,828	(1,967)	2,620

Cash, beginning of year	7,958	9,925	7,305

Cash, end of year	9,786	7,958	9,925

Supplemental disclosures:

Interest paid	–	–	–
Income taxes paid	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

1.

Nature of Operations and Continuance of Business

Creator Capital Limited (the “Company”) is a Bermuda company whose shares are trade on the NASD Over the Counter Bulletin Board in the United States of America. The Company provides in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to, the aircraft of international commercial air carriers. Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. As at December 31, 2010, the Company had not yet achieved profitable operations, has a working capital deficit of $6,875,870, has accumulated losses of $71,433,702 since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern. The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions. Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

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

(b)

Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes to the financial statements. Significant financial statement items which involve the use of estimates include the collectability of accounts receivable and future income tax asset valuation allowances. Actual results could differ from those estimates.

(c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(d)

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

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

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

(g)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Revenue for Sky Play is recognized each month for a license fee on a per-game usage basis as the above criteria have been met.

(h)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments. For the years ended December 31, 2010, 2009 and 2008, potentially dilutive common shares totalling 6,950,000 (2009 – 6,950,000; 2008 – 7,370,000) were not included in the computation of loss per share because their effect was anti-dilutive.

(i)

Comprehensive Loss

Section 1530 establishes standards for the reporting and display of comprehensive income.  The Company’s does not have any items representing comprehensive income or loss.

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

2.

Significant Accounting Policies (continued)

(j)

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

(k)

Future Changes in Accounting Standards

In August 2009, the Accounting Standards Board (“AcSB”) issued CICA Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” for consistency with new Section 1582, “Business Combinations”. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. The section is applicable for the Company for the fiscal year beginning January 1, 2011, and is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2009, AcSB issued CICA Handbook Section 3251, “Equity” in response to issuing Section 1602, “Non-controlling Interests”. The amendments require non-controlling interests to be recognized as a separate component of equity. The amendments apply only to entities that have adopted Section 1602. The adoption of this section is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2009, the AcSB issued CICA Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements” and 1602, “Non-controlling Interests” which replace CICA Handbook Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this section is permitted and all three sections must be adopted concurrently. The adoption of these sections is not expected to have a material effect on the Company’s consolidated financial statements.

In February 2008, the AcSB confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. Management has assessed the impact of adopting IFRS and it has determined that there will not be a material effect on the Company’s consolidated financial statements.

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

3.

Loans Payable

	2010 $	2009 $

Unsecured, bearing interest at 1.06% (2009: 0.6%), being the average 1-year Treasury yield rate	43,322	43,322
Unsecured, interest bearing at 10% per annum, due on June 21, 2011	50,270	–
Unsecured and non-interest bearing	20,000	20,000
Unsecured and non-interest bearing	41,000	41,000
Unsecured, interest bearing at 10% per annum	30,935	30,935

	185,527	135,257

These notes are past due or due within one year so are classified as current liabilities.

4.

Related Party Transactions

(a)

During the year ended December 31, 2010, the Company incurred consulting fees of $42,000 (2009 - $42,000; 2008 -$42,000) to a non-related company which will pay the fees to the President of the Company.

(b)

As at December 31, 2010, included in accounts payable and accrued liabilities is $72,956 (2009 – $72,414) owing to a company controlled by the President of the Company for unpaid fees and expenses.

(c)

As at December 31, 2010, the Company owes $5,000 (2009 - $5,000) to a company controlled by the President of the Company for cash advances which bear interest at 10% per annum, is unsecured, and due on January 1, 2012.

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

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

5.

Preferred Shares (continued)

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

In 1998, the Company redeemed 500 of the Class A preferred shares at their redemption price of $1,000 per share. As at December 31, 2010 and 2009, 2,237 Class A preferred shares remained outstanding.

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

6.

Common Shares

Authorized: 100,000,000 common shares, $0.01 par value

7.

Stock Options

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price $

Outstanding, December 31, 2007	7,380,000	0.27

Expired	(10,000)	3.69

Outstanding, December 31, 2008	7,370,000	0.26

Expired	(420,000)	0.46

Outstanding, December 31, 2009 and 2010	6,950,000	0.25

Additional information regarding stock options outstanding as at December 31, 2010 is as follows:

	Outstanding and exercisable
Range of exercise prices $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $

0.25	6,950,000	1.26	0.25

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

8.

Financial Instruments and Risks

(a)

Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s balance sheet as at December 31, 2010 as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, December 31, 2010 $

Cash	9,786	–	–	9,786

The fair values of other financial instruments, which include amounts receivable, accounts payable and accrued liabilities, notes payable, accrued dividends payable, and due to related parties approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)

Concentrations

For the year ended December 31, 2010, the Company derived 100% (2009 – 100%; 2008 – 97%) of its revenue from two customers.

(c)

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure. The Company reduces its credit risk on accounts receivable by monitoring accounts frequently. As at December 31, 2010, the Company is not exposed to any significant credit risk.

(d)

Foreign Exchange Rate Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company has no significant currency risk associated with its operations.

(e)

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

(f)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

9.

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

The Company is dependent on the capital markets and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. The Company’s primary target market includes the Asian and Pacific Rim airlines. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2009.

10.

Segmented Information

Our chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by geographic information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, we have concluded that the Company has one reportable operating segment. Foreign revenues are based on the country in which the customer is located. The following is a summary of total revenues by geographic area for the years ended December 31, 2010, 2009 and 2008:

	2010 $	2009 $	2008 $

Asia	32,550	59,380	48,930
Middle East	–	–	6,230

	32,550	55,380	55,160

11.

Income Taxes

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2010 $	2009 $	2008 $

Canadian statutory income tax rate	28.5%	30%	31%

Income tax recovery at statutory rate	177,000	155,000	181,000

Tax effect of:
Foreign income tax other than Canadian statutory rate	(157,000)	(141,000)	(162,000)
Change in enacted tax rates	–	–	(2,000)
Change in valuation allowance	(20,000)	(14,000)	(17,000)

Income tax provision	–	–	–

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

11.

Income Taxes (continued)

The significant components of future income tax assets and liabilities are as follows:

	2010 $	2009 $

Future income tax assets

Non-capital losses carried forward	116,000	96,000
Valuation allowance	(116,000)	(96,000)

Net future income tax asset	–	–

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.

The Company has estimated accumulated non-capital losses of $452,000 which may be carried forward to reduce taxable income in future years. As at December 31, 2010, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.

12.

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

(a)

Balance Sheets

	2010 $	2009 $

Total assets under Canadian and U.S. GAAP	12,879	19,558

Total liabilities under Canadian GAAP	6,888,749	6,275,852

Preferred shares	(2,237,443)	(2,237,443)
Derivative liabilities	5,113,295	4,577,287

Total liabilities under U.S. GAAP	9,764,601	8,615,696

Preferred shares	2,237,443	2,237,443

Total shareholders’ deficit under Canadian GAAP	(6,875,870)	(6,256,294)
Increase in shareholders’ deficit as result of derivative liabilities	(5,113,295)	(4,577,287)

Total shareholders’ deficit under U.S. GAAP	(11,989,165)	(10,833,581)

Total liabilities and shareholders’ deficit under U.S. GAAP	12,879	19,558

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

12.

Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

(b)

Statements of Operations

	2010 $	2009 $	2008 $

Net and comprehensive loss for the year under Canadian GAAP	(619,576)	(518,023)	(583,714)

Add: preferred shares dividend	505,098	468,837	425,131

Change in fair value of derivative liabilities	(536,008)	(1,139,746)	3,089

Net and comprehensive loss	(650,486)	(1,188,932)	(155,494)

Net and comprehensive loss	(650,486)	(1,188,932)	(155,494)
Preferred shares dividend	(505,098)	(463,837)	(425,131)

Loss to common shareholders	(1,155,584)	(1,652,769)	(580,625)

Net loss per share, basic and diluted	(0.01)	(0.02)	(0.01)

(c)

Derivative Liabilities

Preferred Shares

Under Canadian GAAP, the Company’s Class A preferred shares and accrued dividends payable thereon are classified as a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument. Under U.S. GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of ASC 815, “Derivatives and Hedging”. In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of ASC 815, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company’s statement of operations. The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to shareholders’ equity on the initial date of the measurement of the derivative liability. Under U.S. GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company. Since the Company has no retained earnings, the dividends would be a charge to additional paid-in capital and not accumulated deficit under U.S. GAAP. The dividend is included in the calculation of earnings (loss) per share.

Stock Options

Under Canadian GAAP, the Company records the fair value of its stock option grants as stock-based compensation along with a corresponding increase to additional paid-in capital. Under U.S. GAAP, pursuant to the provisions of ASC 815, the Company is required to classify its outstanding stock options as liabilities; representing the fair value of the obligation should the Company be required to settle the exercise of options in cash for failure to have sufficient authorized common shares to issue. The fair value of the stock options is periodically re-measured at each financial statement date for the duration that the options are outstanding. As a result, the Company has determined the fair value of the options as at December 31, 2010 to be $nil (2009 - $2,629).

Creator Capital Limited. December 31, 2010 20-F

CREATOR CAPITAL LIMITED

Notes to the consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

(Expressed in U.S. dollars)

12.

Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

(d)

New United States Accounting Standards

In January 2010, the FASB issued an amendment to ASC 820, “Fair Value Measurements and Disclosures”, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. The adoption of this standard on January 1, 2010, with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010, did not have a material effect on the Company’s consolidated financial statements. The adoption of the remainder of the standard is not expected to have a material effect on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements.

13.

Subsequent Event

On April 11, 2011, the Company received proceeds of Cdn$25,000 for a loan payable which bears interest at 10% per annum, is unsecured, and due on April 30, 2012.

Creator Capital Limited. December 31, 2010 20-F

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

Creator Capital Limited. December 31, 2010 20-F

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

12.1**	Section 302 Certification of Chief Executive Officer and Chief Financial Officer
12.11	Annulment Agreement, dated as of April 10, 2001, between the Company and James P Grymyr. (previously filed)
12.12	Consulting Agreement, dated as of January 2, 2002, between the Company and Stephen M West. (previously filed)
12.13	Consulting Agreement, dated as of January 2, 2003, between the Company and Stephen M West. (previously filed)
13.1**	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

*Confidential treatment has been granted.

**Submitted herewith.

REPORTS FILED ON FORM 8-K

No reports were filed during the year ended December 31, 2010.

REPORTS FILED ON FORM 6-K

Dated May 14, 2010 Quarterly Report March 31, 2010
Dated July 16, 2010 Quarterly Report June 30, 2010
Dated September 7, 2010 Amended Quarterly Report June 30, 2010
Dated October 14, 2010 AGM Proxy Statements
Dated November 17, 2010 Quarterly Report September 30, 2010

Creator Capital Limited. December 31, 2010 20-F

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CREATOR CAPITAL LIMITED

/s/ Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

President, Chief Executive Officer, Chief Financial Officer and a Director

Date: June 28, 2011

Creator Capital Limited. December 31, 2010 20-F

EXHIBIT 12.1

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

4.

I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

Date: June 28, 2011	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin President, Chief Executive Officer, Chief Financial Officer and a Director

Creator Capital Limited. December 31, 2010 20-F

EXHIBIT 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Deborah Fortescue-Merrin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the Annual Report on Form 20-F for the year ended December 31, 2010 (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Creator Capital Limited.

Date: June 28, 2011	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin President, Chief Executive Officer, Chief Financial Officer and a Director

A signed original of this written statement required by Section 906 has been provided to Creator Capital Limited and will be retained by Creator Capital Limited, and furnished to the Securities and Exchange Commission or its staff upon request.