Form 20-F
period 2011-12-31
CREATOR CAPITAL LTD
filed 2012-05-15
CIK 882537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Date of event requiring this shell company report ______________.
FOR THE TRANSITION PERIOD FROM _______________ TO _________________

COMMISSION FILE NO. 001-14611

 (formerly known as INTERACTIVE ENTERTAINMENT LIMITED)
(Exact name of registrant as specified in its charter)

BERMUDA
(Jurisdiction of Incorporation)

Floor Six, 65 Front Street, Hamilton HM12  Bermuda
(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $0.01per share ("Common Stock")	OTC Bulletin Board

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:   None
The number of shares outstanding of the issuer's Common Stock, as of December 31, 2011: 7,467,288
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: ☐ No: ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes: ☐        No: ☒
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
Yes:   ☒        No:   ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registration was required to submit and post such files).
Yes:   ☐        No:   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerate filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   Item 17:  ☒       Item 18:  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes: ☐   No: ☒

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

Creator Capital Limited. December 31, 2011 20-F	Page.1

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure necessary.

ITEM 3.   KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2011 and 2010 was derived from the audited consolidated financial statements of the Company included in this annual report on Form 20-F.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The following table is derived from the consolidated financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the years ended 31 December 2011 and 2010.

Year Ended December 31,	2011	2010
	$	$
Total assets	5,053	12,879
Net assets	(7,504,637)	(6,875,870)
Share capital	874,673	874,673

Revenue	10,500	32,550
Loss from operations	(136,295)	(114,478)
Net loss for the year	(628,767)	(619,576)
Basic and diluted loss per share	(0.01)	(0.01)
Weighted average number of common shares outstanding	87,467,288	87,467,288

Pursuant to SEC Release No. 33-8567 “First-Time Application of International Financial Reporting Standards”, the Company is only required to include selected financial data prepared in compliance with IFRS extracted or derived from the consolidated financial statements for the years ended December 31, 2010 and 2011 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards Without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP

Creator Capital Limited. December 31, 2011 20-F	Page.2

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

D. Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

As of December 31, 2011 CCL has incurred a cumulative net loss of $72,062,469 (2010:$71,433,702). We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers on Canada.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Plans to deal with this uncertainty include raising additional capital or entering into a strategic arrangement with a third party. If the Company cannot continue as a viable entity, the shareholders may lose some or all of their investment in the company.

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

RELIANCE ON EMPLOYEES

CCL relies on its management and outsourced services for the business and corporate operations. None of our executive officers have sufficient technical training or experience in marketing for the products.  As such, qualified consultants will have to be hired to perform these functions.  Consequently, operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result operations may have to be suspended or ceased which will result in the loss of your investment.

Creator Capital Limited. December 31, 2011 20-F	Page.3

ABILITY TO RAISE CAPITAL

As CCL has not generated sufficient revenue to fund its operations, additional funds will be required to meet n-going obligations and in the future.  As a result, additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy.  The inability to obtain additional capital will restrict our ability to grow and may reduce the Company’s ability to continue to conduct business operations.  If additional financing cannot be obtained, development plans will likely be required to be curtailed which could cause the Company to become dormant.  Any additional equity financing may involve substantial dilution to the then existing shareholders.

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

‘IEL (Singapore) Pte. Ltd.’ was struck off the Singapore Register of Companies, at the Company’s request, on September 23, 2000. IIL (UK) was struck off the UK Companies House Register on May 6, 2003 following an application lodged by the Company on December 10, 2002. On July 10, 2006, Sky Games® International Corporation ("SGIC") changed its name to Creator Capital (Nevada) Inc. (“CCL (US)”).   As of November 11, 2011 CCL (US)’s corporate registration was not renewed.

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

Creator Capital Limited. December 31, 2011 20-F	Page.4

2.     Sky Play®

On January 13, 1998, CCL completed the acquisition of all the outstanding capital stock of Inflight Interactive Limited (“IIL”) in exchange for 500,000 shares of the Company’s $.01 par value common stock (the “Common Stock”). IIL is a United Kingdom developer and provider of amusement games to the airline industry. The acquisition was accounted for using the purchase method. The games are marketed under the name Sky Play®. As at December 31, 2011, the Sky Play® games were operating on Sri Lankan Emirates Airways.

3.     Investment - China Lotteries

On September 22, 2001, the Company entered into an Investment agreement with Trade Watch Consultants Limited (formerly Asset China Investments Ltd.WC”). TWC holds 70% of the outstanding shares of Beacon Hill Enterprises Ltd.  Beacon Hill holds the license for and operates one of two major Soccer Betting Lottery locations in Guangzhou City, Guangdong Province, People’s Republic of China. In exchange for 1,500,000 shares of the Company’s Common Stock, and an investment of up to HK$1,500,000 (US$ 180,050.00), the Company receives 80% of the proceeds of the business profits generated from Asset China’s sports betting and lottery assets.  To date, the Company has forwarded HK$900,000.00 (US$115,030.00). To date, no business profits have been generated nor distributed. No further funds will be forwarded and the shares will not be distributed until there are business profits generated and distributed.

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

4.     Failed Acquisition of ETV Channels On Demand Inc.

Creator Capital Limited. December 31, 2011 20-F	Page.5

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

Creator Capital Limited. December 31, 2011 20-F	Page.6

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

The Industry

According to Boeing Company's 2011-2030 Current Market Outlook (“CMO”) annualized world GDP is forecast to grow at an average of 3.3% per year over the next 20 years, an increase of 0.1%.  The report noted that, the total market potential for new commercial airplanes is 33,500.  Over the long term, CCL believes these forecasts represent a substantial market for In-flight Entertainment (“IFE”) systems and in-flight content over the long-term.  CCL’s financial performance is dependent on the environment in which its business operates.  During the second half of 2008, global economic growth slowed as the US entered a recession.  As the global economic growth entered the recession it was assumed it would slow market growth over the next couple of years.  However, the CMO noted recent data suggests the global economy is recovering with the emerging economies, led by China, are expanding at a moderate rate.

Boeing has observed the resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 5.1 percent and air cargo growth of 5.6 percent over the next 20 years. This growth was founded on world economic growth of 3.3 percent and further stimulated by liberalization of market regulations in many countries. It is tempered by the high oil prices and price volatility resulting from political unrest in the Middle East.

The introduction and acceptance of portable (non embedded or installed) IFE units is growing steadily.  The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger.  Boeing has the strengthening trend toward smaller twin-aisle airplanes in the future is driven by passengers who prefer to travel directly between their points of origin and destination.

Looking ahead, the Asia-Pacific, Latin America and the Middle East to Asia regions’ traffic are growing at the fastest rates of 7.0%, 6.7% and 7.2% respectively.  Boeing’s CMO 2009 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO  annual passenger traffic will grow by 6.8 % in the Asia Pacific region; 5.1% in the Transpacific Region; 2.3% within North America; 4.0% within Europe; 6.7% within Latin America; 4.6% in Africa.

Creator Capital Limited. December 31, 2011 20-F	Page.7

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

Gethin also quotes the 1995 Department of Transportation report to the US Congress that states that potential earnings of US$1 million per aircraft per annum are indeed possible.

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

Major Customers

The Company’s Sky Play® customer is Sri Lankan Airways.

Creator Capital Limited. December 31, 2011 20-F	Page.8

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
As at November 11, 2011 Creator Capital (Nevada), Inc.’s corporate registration was not renewed.

D.     PROPERTY, PLANT AND EQUIPMENT

The Company’s executive office is located at Floor Six, 65 Front Street, Hamilton HM12, Bermuda.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Year Ended December 31, 2011 and 2010

During the year ended December 31, 2011, the Company recorded revenue of $10,500 compared to $32,550 during the year ended December 31, 2010.  Subsequent to their declaration of Bankruptcy, JALAX/Japan Airlines retired their older airplanes.  During the last quarter of the year ended December 31, 2010, the last of their airplanes with the Sky Play games installed were retired.  They are no longer a client.

Preferred stock dividends of $601,870 for the year ended December 31, 2011 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carried forward.  During 2010, the Company recorded $505,098 in dividends.

General and administrative expenses for 2011 were $146,795, as compared to $147,028 for 2010.  During 2011, audit fees rose, corporate administration decreased and Transfer Agent fees decreased to yield an overall decrease of $233 from 2010.  For 2010, the Company conducted the 2009 and 2010 Annual General Meetings, resulting in two years worth of costs, including extra transfer agent fees. With the appointment of Meridian Fiduciary Services as the Company’s resident agent and resident offices in Bermuda, corporate administrative expenses rose.  Clarifications and the refilling of the December 31, 2009 Form 20F with the SEC generated additional preparation and filing fees.

Professional fees are comprised of audit and legal fees which totaled $29,455 for 2011 compared with $23,966 for 2010. The increase in the audit fees for 2011 was offset by decrease in legal fees.

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

Creator Capital Limited. December 31, 2011 20-F	Page.9

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

B.     LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2011, the Company had cash on hand of $3,036, with a working capital deficit of $7,504,637 (2010 $6,875,870).  Of this, $4,657,601 (2009 $4,055,731) was for dividends payable that have accrued on the preferred shares. T he Company is financing its operations through accounts payable and loans payable. The Company needs to raise additional capital. The Company is trying to raise funds through debt/equity financing. However, there is no assurance of additional funding being available.

During the year ended December 31, 2011, the Company received loan proceeds of $25,575 compared to $48,810 for the year ended December 31, 2010.

During the year ended December 31, 2011, the Company wrote off loans payable balances in the amount of $109,398 (2010: $nil) related primarily to loans payable that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future.

As at December 31, 2010, the Company had cash on hand of $9,786, with a working capital deficit of $6,875,870 (2009 $6,256,294).  Of this, $4,055,731 (2009 $3,550,663) was for dividends payable that have accrued over several fiscal periods on the preferred shares. The Company is financing its operations through accounts payable and loans payable. The Company needs to raise additional capital. The Company is trying to raise funds through debt/equity financing. However, there is no assurance of additional funding being available.

During the year ended December 31, 2010, the Company received loan proceeds of $48,810 (Cdn$50,000) compared to $23,435 for the year ended December 31, 2009.

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

Recent Accounting Pronouncements – First time adoption of IFRS

IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’ sets forth guidance for the initial adoption of IFRS.  The accounting policies in Note 3 have been applied in preparing the consolidated financial statements for the year ended 31 December 2011, the comparative information for the year ended 31 December 2010 and the preparation of an opening IFRS statement of financial position on 1 January 2010 (the “Transition Date”).  The IFRS standards are applied retrospectively at the Transition Date, unless certain optional and mandatory exemptions under IFRS 1 apply.

Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, ‘Share-based Payment’ to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the Transition Date.  The Company elected not to apply IFRS 2 to equity instruments that vested prior to the Transition Date.

Creator Capital Limited. December 31, 2011 20-F	Page.10

Business combinations

IFRS 1 provides the option to apply IFRS 3, ‘Business Combinations’, retrospectively or prospectively from the Transition Date.  The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date.

Consolidated and separate financial statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 retrospectively, IAS 27, ‘Consolidated and Separate Financial Statements’ must also be applied retrospectively.  As the Company elected not to apply IFRS 3 prospectively, the Company has also elected not to apply IAS 27 prospectively.

IFRS mandatory exception to retrospective application

In accordance with IFRS 1, the Company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian generally accepted accounting principles (“Canadian GAAP”) unless there is objective evidence that those estimates were in error.  The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

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

The costs of these registrations were expensed in the period they were recorded.

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

 Not Applicable

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

 Not Applicable

Creator Capital Limited. December 31, 2011 20-F	Page.11

G.     SAFE HARBOUR

All financial information and statements provided have been fairly represented in accordance with International Financial Reporting Standards.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Principal Occupation	Term of Office
Anthony P Clements Age 66	Director	Investment Banker	Director 1992-Present
Deborah Fortescue-Merrin Age 56	President & C.E.O. Director	President of CCL President of North American Medical Services Inc.	Director 1995-1997 Director 1999-Present President 1999-Present
Anastasia Kostoff-Mann Age 64	Vice-President Director	Founder and Chairman Corniche Group of Companies	Director 1993-1996 Director 1999-Present

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

Creator Capital Limited. December 31, 2011 20-F	Page.12

B.           COMPENSATION

All of the directors of the Company are reimbursed for out-of-pocket expenses. The directors of the Company receive no other compensation.

The following table sets forth all compensation for services in all capacities to the Company for the three most recently completed fiscal years in respect of each of the individuals who served as the Chief Executive Officer during the last completed fiscal year and those individuals who were, as of December 31, 2011, the executive officers of the Company whose individual total compensation for the most recently completed financial year exceeded $100,000 (collectively, the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended	Consulting fees ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)

Anthony Clements (Director)	12/31/11 12/31/10 12/31/09	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Deborah Fortescue-Merrin Chairman (Director)	12/31/11 12/31/10 12/31/09	$42,000* $42,000* $42,000*	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Anastasia Mann (Director)	12/31/11 12/31/10 12/31/09	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
*by way of related consulting entity

As at December 31, 2011 there were at total of 6,950,000 outstanding options to purchase common shares granted to the directors. These options have an exercise price of $0.25 per common share expiring on April 6, 2012.  Therefore, as at the date of this document, these options have expired.

TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date

Anthony Clements	1,000,000(1)	$0.25	April 6, 2012

Deborah Fortescue-Merrin	1,500,000(1)	$0.25	April 6, 2012

Anastasia Mann	1,000,000(1)	$0.25	April 6, 2012
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

Service Contracts

CCL does not currently have any service contracts or any other contracts with any of the members of the Board of Directors.

Creator Capital Limited. December 31, 2011 20-F	Page.13

Audit Committee

The Audit Committee of the Board currently consists of Deborah Fortescue-Merrin and Anthony Clements. The principal functions of the Audit Committee are to make recommendations to the Board regarding; (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors; (iii) to approve the scope of the annual audit activities of the independent auditors; (iv) to approve the audit fee payable to the independent auditors; (v) and to review such audit results. The audit committee did not hold any meetings during the fiscal year ended December 31, 2011.

Compensation Committee

The Compensation Committee currently consists of Anastasia Kostoff-Mann, and Anthony Clements. The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2011. For information on the duties and actions of the Compensation Committee, see "Report on Compensation".

Report on Compensation

Deborah Fortescue-Merrin served as President and Chairman of CCL in the fiscal year 2011. She has not been compensated for the years ended December 31, 2009, 2010 and 2011. She was granted 1,500,000 options exercisable at $0.25 per share during 2007.  These options expired April 6, 2012

D.     EMPLOYEES

Currently, CCL does not employ any personnel. Corporate and business operations are handled by outsourced providers.

E.      SHARE OWNERSHIP

As of December 31, 2011 based on information supplied to the Company, CCL's directors and executive officers as a group may be deemed to own beneficially (including shares purchased upon exercise of stock options and warrants, exercisable within 60 days) 3.92% of the outstanding shares of common stock. To the knowledge of the directors and officers of the Company, the following directors and officers of the Company and owners of five percent (or more) of the outstanding common stock (see Item 7 Major Shareholders and Related Party Transactions below) beneficially own the shares of common stock set forth below.

Name	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Anthony P. Clements (2)	1,000,000 – Options	1.14%

Deborah Fortescue-Merrin (3)	1,500,000 – Options 48,500 – Direct	1.77%

Anastasia Kostoff-Mann (4)	1,000,000 – Options	1.14%

(1)
Percent of class is determined by dividing the number of shares beneficially owned by the outstanding number of shares of the Company, and increased by options outstanding (which are currently exercisable) for the respective individuals;

(2)	Includes, options for 1,000,000 under the April 6, 2007 Stock Option Agreement. These Options expired April 6, 2012.
(3)
Does not include 1,406,870 shares of Common Stock held by a charitable foundation (Missy Foundation) of which Deborah Fortescue-Merrin is a director.  Includes options for 1,500,000 under the April 6, 2007 Stock Option Agreement.  These Options expired April 6, 2012.

(4)	Includes options for 1,000,000 under the April 6, 2007 Stock Option Agreement. These Options expired April 6, 2012.

Creator Capital Limited. December 31, 2011 20-F	Page.14

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

As of December 31, 2011, there were 240 shareholders of record in the United States holding a total of 31,946,788 of the 87,467,288 outstanding common shares of the Company.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*

CEDE & CO – United States**	11,250,484	12.86%
HARRAH’S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.87%
Jiang Man Securities Ltd., Hong Kong	4,559,958	5.21%
Pebble Mill Investments Ltd., Hong Kong	4,413,560	5.05%
Galleria Ventures Inc., Grenada	4,398,740	5.03%

*Based upon 87,467,288 issued and outstanding common shares of the Company as of December 31, 2009
** Depository Trust Company holds shares on behalf of the beneficial owners whose identity is not known to the Company.

To the best of the Company’s knowledge, there are no arrangements or agreements which would result in a change of control of the Company at a future date.

B.     RELATED PARTY TRANSACTIONS

A company controlled by management (the owner being Rex E. Fortescue, the father of the President of the Company) provides consulting services to the Company.  During the year ended December 31, 2011, the Company incurred $42,000 in said consulting fees (2010: $42,000; 2009: $42,000).  During the year ended December 31, 2011, the Company incurred $1,806 in disbursements (2010: $1,967; 2009: $5,447).

A company controlled by management of the Company (the owners being Rex E. Fortescue, the father of the President of the Company, and Richard E. Fortescue, the brother of the President of the Company) provides accounting services to the Company.  During the year ended December 31, 2011, the Company incurred $27,000 (2010: $26,500; 2009: $26,500) in accounting fees. Disbursements of $8,767 were charged during the year (2010: $13,009; 2009: $5,111)
Included in accounts payable and accrued liabilities at December 31, 2011 is $376,852 (2010: $304,101; 2009: $251,975) owing to directors and companies with common directors with respect to unpaid fees and expenses.  These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

As at December 31, 2011, the Company owes $6,541 (2010, $6,042; 2009: $5,500) to a company controlled by the President of the Company for cash advances which bear interest at 10% per annum, is unsecured, and due on January 1, 2012.

As at December 31, 2011, the Company owes $45,600 (2010: $36,626; 2009: $33,532) to a company controlled management for cash advances which bear interest at 10% per annum and is unsecured. $7,500 is due on demand, $15,000 is due on March 1, 2012, and $8,435 is due on March 15, 2012.  Both have been extended for an additional year.

All of the above transactions have been in the normal course of operations and have been recorded at their exchange amounts, which are the amounts agreed upon by the transacting parties.

C.     INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.   FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s audited consolidated financial statements for the year ended December 31, 2011 are included in Item 17 of this Annual Report.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2011, the Company had not yet achieved profitable operations, has accumulated losses of $72,062,469 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements

Creator Capital Limited. December 31, 2011 20-F	Page.15

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

On January 10, 2010 Japan Airlines applied for court protection under the Japanese Corporate Rehabilitation Law (the Japanese equivalent of the U.S. Chapter 11 Bankruptcy). The Company’s client, JALUX Inc., is the airline’s procurement business subsidiary. It provides the airline with all its in-flight supplies and the in-flight entertainment. Jalux informed the Company of Japan Airlines’ airplane retirements, resulting in a reduced demand for Sky Play.  As of October 1, 2010 the last of the airplanes in which Sky Play games were installed were retired. JALUX is no longer a Sky Play client.

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

Last six calendar months:

Last Six Calendar Months
	High	Low

April 2012	$0.01	$0.007
March 2012	$0.006	$0.006
February 2012	$0.01	$0.007
January 2012	$0.01	$0.005
December 2011	$0.0025	$0.003
November 2011	$0.0025	$0.003

Creator Capital Limited. December 31, 2011 20-F	Page.16

Each fiscal quarter within the last two years:

	Twelve Months Ended
	December 31, 2010		December 31, 2011
	High	Low	High	Low
First Quarter	$0.0050	$0.0005	$0.006	$0.005
Second Quarter	$0.0050	$0.0030	$0.007	$0.0055
Third Quarter	$0.0050	$0.0050	$0.005	$0.0035
Fourth Quarter	$0.0100	$0.0050	$0.0035	$0.0012

Last five full financial years:

Last Five Full Financial Years
	High	Low
2011	$0.007	$0.0012
2010	$0.0100	$0.0030
2009	$0.0200	$0.0005
2008	$0.0420	$0.0010
2007	$0.1200	$0.0200

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

Dividends on the Class A Preferred shares for the years ended December 31, 2011 and 2010 were $601,870 and $505,098, respectively. They remain unpaid and are in arrears.

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company.

B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

This information has been reported previously. See Exhibits 3.i(a), 3.i(b), 3.ii (detailed below) – Incorporated by reference.

3.i(a)	Articles of Incorporation (Yukon Territory). (Incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on October 12, 1993.)
3.i(b)	Certificate of Continuance (Bermuda). (Incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 16, 1996.)
3.ii	By-Laws as amended. (Incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 10-K/A No. 2 as filed with the SEC on July 8, 1998.)

C.     MATERIAL CONTRACTS

Creator Capital Limited. December 31, 2011 20-F	Page.17

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

Creator Capital Limited. December 31, 2011 20-F	Page.18

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

G.     STATEMENT BY EXPERTS

Not Applicable

H.     DOCUMENTS ON DISPLAY

The documents described herein may be inspected at the Company’s Registered Office during normal business hours, at:

Floor Six
65 Front Street
Hamilton
Islands of Bermuda HM12

I.       SUBSIDIARY INFORMATION

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Creator Capital Limited. December 31, 2011 20-F	Page.19

Not applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.

Our principal executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011. Based on that review and evaluation, the principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were not effective.

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

As at December 31, 2011, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were lack of segregation of duties and limited technical level knowledge of more complex generally accepted accounting principles.

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

Creator Capital Limited. December 31, 2011 20-F	Page.20

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

C.     PRINCIPAL ACCOUNTING FEES AND SERVICES

Pre-approval policies and procedures: in accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company’s auditors, is approved in advance by the Company’s Audit Committee. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process. The Audit Committee has the authority to pre-approve audit services up to a maximum cost of $35,000 and individual non-audit services up to a maximum cost of $5,000 per year.  Saturna Group Chartered Accountants LLP has served as the Company’s principal accountant since 2009.  For the year ended December 31, 2011 James Stafford, Inc. Chartered Accountants became the Company’s auditors.

	2011 $	2010 $
Audit fees	13,051	10,000
Audit related fees	–	–
Tax fees	–	–
All other fees	–	–

Total	13,051	10,000

D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

F.  CHANGE IN CERTIFYING ACCOUNTANT

A.1  Saturna Group Chartered Accountants LLP, has serviced as the Company’s principal accountant since 2009.

i.	As at February 25, 2012, the effective date, the Board of Directors of the Company deemed Saturna Group Chartered Accountants LLP as dismissed.

ii.
Saturna Group Chartered Accountants LLP’s report on the Company financial statements for the periods ended December 31, 2010 and December 31, 2009 did not contain any adverse opinion, no disclaimer of opinion, nor was qualified, modified as to uncertainty, audit scope, or accounting principles.  During the preceding two years, and the subsequent interim periods, before for the dismissal there were NO disagreements on any matter of accounting principles or practices, financial disclosure, or any audit scope or procedure.

iii.	The Board of Directors recommended and approved the decision to no longer use the services of Saturna Group Chartered Accountants LLP.

iv.
During the years ended December 31, 2010 and December 31, 2009, and all the interim periods preceding the February 25, 2012 effective date, there NO disagreements with Saturna Group Chartered Accountants LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Creator Capital Limited. December 31, 2011 20-F	Page.21

v.	During the years ended December 31, 2010 and December 31, 2009 and all the interim periods preceding the February 25, 2012 Saturna Group Chartered Accountants LLP DID NOT:

    (A)  advise the Company that its internal controls necessary to develop reliable financial statements did not exist,
    (B) advise the Company that information had come to their attention that led it no longer was able to reply on management’s representations or management prepared financial statements,
    (C) (1) advise the Company of the need to expand significantly the scope of their audit, nor that information has come to their attention during the period covered hereto that, if further investigated, may have (i) materially impacted on the fairness or the reliability of either a previously issued audit report or the underlying financial statements, (ii) cause them to be unwilling to rely on the Company’s representations or be associated with the Company’s financial statements
    (C) (2) be unable to expand the scope of its audit or conduct further investigation due to its dismissal.
    (D) (1) have to advise the Company that information had come to their attention that they concluded would have materially impacted the fairness or the reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by audit report (including such information that, unless it was resolved to their satisfaction, would have prevented them from rendering an unqualified audit report on those financial statements.
    (D) (2) leave any issue that was unresolved to their satisfaction prior to their dismissal.

A.2  On February 25, 2012 the Company appointed James Stafford, Inc. Chartered Accountants as the Principal accountant responsible for the audit of the consolidated financial statements for the year ended December 31, 2011.  During the years ended December 31, 2009 and December 31, 2010 and all the interim periods preceding the February 25, 2012 effective date the Company, nor any representative, DID NOT consult James Stafford, Inc. Chartered Accountants regarding:

(i) the application of accounting principles to a specified transaction, either completed nor proposed, or the type of audit opinion that might have rendered on the Company’s financial statements.  A written report was NOT provided to the Company nor any oral advice provided from James Stafford, Inc. Chartered Accountants that they concluded was an imported factor to be considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or

(ii) any matter that was either the subject of any disagreement, as covered under Item 16F(A)(1)(iv), or a reportable event, as covered under Item 16F(A)(1)(v).

A.3  Attached under C. Exhibits, is the letter from Saturna Group Chartered Accountants  LLP addressed to the Securities and Exchange Commission pertaining this Item 16F.

ITEM 17.CONSOLIDATED FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements are stated in US dollars and are prepared in accordance with International Financial Reporting Standards, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in the notes to the consolidated financial statements.

A.     Financial Statements

Independent auditors’ report
Consolidated statements of financial position as at December 31, 2011 and 2010 and January 1, 2010
Consolidated statements of operations for the years ended December 31, 2011 and 2010
Consolidated statements of shareholder's deficit for the years ended December 31, 2011 and 2010
Consolidated statements of cash Flows for the years ended December 31, 2011 and 2010
Notes to the consolidated financial statements

Creator Capital Limited. December 31, 2011 20-F	Page.22

Creator Capital Limited
Consolidated Financial Statements
31 December 2011
(Expressed in U.S. dollars)

James Stafford

James Stafford, Inc. Chartered Accountants Suite 350 – 1111 Melville Street Vancouver, British Columbia Canada V6E 3V6 Telephone +1 604 669 0711 Facsimile +1 604 669 0754 www.JamesStafford.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Creator Capital Limited

We have audited the accompanying consolidated financial statements of Creator Capital Limited, which comprise the statements of financial position as at 31 December 2011, 31 December 2010 and 1 January 2010, the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended 31 December 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Creator Capital Limited as at 31 December 2011, 31 December 2010 and 1 January 2010 and the results of its operations and its cash flows for the years ended 31 December 2011 and 31 December 2010 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the ability of Creator Capital Limited to continue as going concern.

Chartered Accountants
Vancouver, Canada
25 April 2012

Creator Capital Limited Consolidated Statements of Financial Position (Expressed in U.S. dollars)

		As at 31 December	As at 31 December	As at 1 January
	Notes	2011	2010	2010
		$	$	$
			(Note 4)	(Note 4)
ASSETS

Current assets
Cash and cash equivalents	6	3,036	9,786	7,958
Trade receivables	7	-	1,750	11,600
Prepaid expenses	8	2,017	1,343	-

Total assets		5,053	12,879	19,558

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables	9, 16	479,395	390,667	339,805
Loans payable	10, 16	135,251	204,908	147,971
Accrued dividends payable	11	4,657,601	4,055,731	3,550,633
Preferred shares	11	2,237,443	2,237,443	2,237,443

Total liabilities		7,509,690	6,888,749	6,275,852

Equity
Common shares	12	874,673	874,673	874,673
Contributed surplus	12	63,362,764	63,362,764	63,362,764
Stock options reserve	12	320,395	320,395	320,395
Deficit		(72,062,469)	(71,433,702)	(70,814,126)

Total equity		(7,504,637)	(6,875,870)	(6,256,294)

Total equity and liabilities		5,053	12,879	19,558

APPROVED BY THE BOARD:

“Deborah Fortescue-Merrin”	“Anthony Clements”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Page | 1

Creator Capital Limited Consolidated Statements of Loss and Comprehensive Loss (Expressed in U.S. dollars)

		Year ended 31 December
	Notes	2011	2010
		$	$
			(Note 4)

Revenue		10,500	32,550

Administration expenses
Consulting fees	16	42,000	42,000
Corporate administration	16	33,800	38,840
Interest		11,508	8,495
Office and miscellaneous		13,417	14,993
Professional fees		29,455	23,965
Shareholder relations		2,371	2,580
Transfer agent and filing fees		14,244	16,155

Total administration expenses		146,795	147,028

Loss before other items		(136,295)	(114,478)
Preferred share dividends	11	(601,870)	(505,098)
Write off of loans payable	10, 18	109,398	-

Net loss and comprehensive loss for the year		(628,767)	(619,576)

Loss per share
Basic and diluted	13	(0.01)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Page | 2

		Year ended 31 December
	Notes	2011	2010
		$	$
			(Note 4)

OPERATING ACTIVITIES

Loss before tax		(628,767)	(619,576)
Adjustments for:
Foreign exchange loss		3,824	1,460
Write off loans payable	10, 18	(109,398)	-
Accrued interest	10	10,342	6,667
Accrued dividends payable	11	601,870	505,098
Operating cash flows before movements in working capital
Decrease in trade receivables		1,750	9,850
Increase in prepaid expenses		(674)	(1,343)
Increase in trade and other payables		88,728	50,862

Cash used in operating activities		(32,325)	(46,982)

FINANCING ACTIVITIES

Proceeds from loans payable	10	25,575	48,810

Cash from financing activities		25,575	48,810

Increase (decrease) in cash and cash equivalents		(6,750)	1,828
Cash and cash equivalents, beginning of year		9,786	7,958

Cash and cash equivalents, end of year		3,036	9,786

Supplemental disclosures:
Interest paid		-	-
Taxes paid		-	-

The accompanying notes are an integral part of these consolidated financial statements.

Page | 3

Creator Capital Limited. December 31, 2011 20-F Creator Capital Limited Consolidated Statements of Changes in Equity (Expressed in U.S. dollars)

	Number of shares	Common shares	Contributed surplus	Stock options reserve	Deficit	Total
		$	$	$	$	$

Balances, 1 January 2010 (Note 4)	87,467,288	874,673	63,362,764	320,395	(70,814,126)	(6,256,294)
Net loss for the year	-	-	-	-	(619,576)	(619,576)

Balances, 31 December 2010 (Note 4)	87,467,288	874,673	63,362,764	320,395	(71,433,702)	(6,875,870)
Net loss for the year	-	-	-	-	(628,767)	(628,767)

Balances, 31 December 2011	87,467,288	874,673	63,362,764	320,395	(72,062,469)	(7,504,637)

The accompanying notes are an integral part of these consolidated financial statements.

Page | 4

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

1.	CORPORATE INFORMATION

Creator Capital Limited is a Bermuda company whose shares are traded on the NASD Over the Counter Bulletin Board in the United States of America. The Company provides inflight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to, the aircraft of international commercial air carriers. Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

The head office, principal address and registered and records office is located on Floor 6, 65 Front Street, Hamilton, Islands of Bermuda,  HM12.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. As at 31 December 2011, the Company had not yet achieved profitable operations, has a working capital deficit of $7,504,637 (31 December 2010: $6,875,870; 1 January 2010: $6,256,294) has accumulated losses of $72,062,469 (31 December 2010: $71,433,702; 1 January 2010: $70,814,126) since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern. The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions. Accordingly, these consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PREPARATION

2.1           Basis of consolidation

The consolidated financial statements include the financial statements of Creator Capital Limited and its subsidiaries listed in the following table:

		% equity interest as at
		31 December 2011	31 December 2010	1 January 2010

Creator Capital (Nevada) Inc.	United States	100%	100%	100%
Creator Island Equities Inc.	Canada	100%	100%	100%

2.2           Basis of presentation

These consolidated financial statements of Creator Capital Limited and its subsidiaries (collectively, the “Company”) have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 15, and are presented in U.S. dollars except where otherwise indicated.

Page | 5

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

2.3            Statement of compliance

The consolidated financial statements of the Company, including comparative, have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended 31 December 2011.

2.4           Adoption of new and revised standards and interpretations

The IASB issued a number of new and revised IASs, IFRSs, amendments and related IFRICs which are effective for the Company’s financial year beginning on 1 January 2011.  For the purpose of preparing and presenting the consolidated financial statements, the Company has consistently adopted all these new standards for the years ended 31 December 2011 and 2010.

At the date of authorization of these consolidated financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended 31 December 2011.

●
IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

●
IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12.

●	IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
●
IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.

●
IAS 27 (Amendment) ‘Separate Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1           Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Page | 6

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

Areas requiring a significant degree of estimation and judgment relate to the fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets and liabilities, and ability to continue as a going concern.  Actual results may differ from those estimates and judgments.

3.2           Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and may also include short term money market instruments from time to time with an original maturity of three months or less, which are readily convertible into a known amount of cash.

3.3           Principles of consolidation
Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

3.4           Foreign currencies

The Company’s presentation currency and the functional currency of all of its operations is the U.S. dollar as this is the principal currency of the economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction.  Foreign currency monetary items are translated at the period-end exchange rate.  Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.  Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income.  Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

3.5           Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the stock options reserve.  The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions.  The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Page | 7

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

3.6           Taxation

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences.  Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.  Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

3.7           Financial assets

Financial assets are classified as financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  The Company determines the classification of its financial assets at initial recognition.  Financial assets are recognized initially at fair value.  The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at FVTPL

Financial assets are classified as held for trading and are included in this category if acquired principally for the purpose of selling in the short term or if so designated by management.  Derivatives, other than those designated as effective hedging instruments, are also categorized as held for trading.  These assets are carried at fair value with gains or losses recognized in profit or loss.  Transaction costs associated with financial assets at FVTPL are expensed as incurred.  Cash and cash equivalents are included in this category of financial assets.

Held-to-maturity and loans and receivables

Held-to-maturity and loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are carried at amortized cost using the effective interest method if the time value of money is significant.  Gains and losses are recognized in profit or loss when the financial asset classified in this category are derecognized or impaired, as well as through the amortization process.  Transaction costs are included in the initial carrying amount of the asset.  Trade receivables are classified as loans and receivables.

Available-for-sale
Available-for-sale financial assets are those non-derivative financial assets that are not classified as loans and receivables.  After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized within other comprehensive income.  Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired.  Transaction costs are included in the initial carrying amount of the asset.  Available-for-sale assets include short term investments in equities of other entities.

The fair value is determined by reference to bid prices at the close of business on the reporting date.  Where there is no active market, fair value is determined using valuation techniques.  Where fair value cannot be reliably measured, assets are carried at cost.

Page | 8

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

3.8           Financial liabilities

Financial liabilities are classified as financial liabilities at FVTPL, derivatives designated as hedging instruments in an effective hedge, or as financial liabilities measured at amortized cost, as appropriate.  The Company determines the classification of its financial liabilities at initial recognition.  The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at FVTPL

Financial liabilities at FVTPL has two subcategories, including financial liabilities held for trading and those designated by management on initial recognition.  Transaction costs on financial liabilities at FVTPL are expensed as incurred.  These liabilities are carried at fair value with gains or losses recognized in profit or loss.

Financial liabilities measured at amortized cost

All other financial liabilities are initially recognized at fair value, net of transaction costs.  After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.  Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in interest, other revenues and finance costs.  Trade and other payables, loans payable and accrued dividends payable are included in this category of financial liabilities.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

3.9           Impairment of financial assets

Financial assets, other than financial assets at FVTPL, are assessed for indicators of impairment at each period end.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost have been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.  The carrying amount of the asset is reduced, with the amount of the loss recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized.  Any subsequent reversal of an impairment loss is recognized in profit or loss.

Available-for-sale

If an available-for-sale financial asset is impaired, the cumulative loss previously recognized in equity is transferred to profit or loss.  Any subsequent recovery in the fair value of the asset is recognized within other comprehensive income.

Page | 9

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

3.10         Derecognition of financial assets and liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets.  On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires.  The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.11         Revenue recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Revenue for Sky Play® is recognized each month for a license fee on a per-game usage basis as the above criteria have been met.

3.12         Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

3.13         Comparative information

Certain comparative figures have been adjusted to conform to the current year’s presentation.

4.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

4.1           First time adoption of IFRS

IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’ sets forth guidance for the initial adoption of IFRS.  The accounting policies in Note 3 have been applied in preparing the consolidated financial statements for the year ended 31 December 2011, the comparative information for the year ended 31 December 2010 and the preparation of an opening IFRS statement of financial position on 1 January 2010 (the “Transition Date”).  The IFRS standards are applied retrospectively at the Transition Date, unless certain optional and mandatory exemptions under IFRS 1 apply.

Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, ‘Share-based Payment’ to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the Transition Date.  The Company elected not to apply IFRS 2 to equity instruments that vested prior to the Transition Date.

Business combinations

IFRS 1 provides the option to apply IFRS 3, ‘Business Combinations’, retrospectively or prospectively from the Transition Date.  The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date.

Page | 10

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

Consolidated and separate financial statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 retrospectively, IAS 27, ‘Consolidated and Separate Financial Statements’ must also be applied retrospectively.  As the Company elected not to apply IFRS 3 prospectively, the Company has also elected not to apply IAS 27 prospectively.

IFRS mandatory exception to retrospective application

In accordance with IFRS 1, the Company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian generally accepted accounting principles (“Canadian GAAP”) unless there is objective evidence that those estimates were in error.  The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

4.2           Reconciliation of Canadian GAAP to IFRS

Under Canadian GAAP, “Contributed Surplus” was used to record the proceeds for common shares received above par value as well as issuance of stock options.  Upon adoption of IFRS, the fair value related to stock options outstanding as at the Transition Date has been reclassified to “Stock options reserve”.

As at 1 January 2010	Number of shares	Common shares		Contributed surplus		Stock options reserve		Deficit		Total
		$		$		$		$		$

Canadian GAAP	87,467,288		874,673		63,683,159		-		(70,814,126)		(6,256,294)
Reclassification	-		-		(320,395)		320,395		-		-
IFRS	87,467,288		874,673		63,362,764		320,395		(70,814,126)		(6,256,294)

As at 31 December 2010	Number of shares	Common shares		Contributed surplus		Stock options reserve		Deficit		Total
		$		$		$		$		$

Canadian GAAP	87,467,288		874,673		63,683,159		-		(71,433,702)		(6,875,870)
Reclassification	-		-		(320,398)		320,395		-		-
IFRS	87,467,288		874,673		63,362,764		320,395		(71,433,702)		(6,875,870)

The transition from Canadian GAAP to IFRS has no material impact on the consolidated statements of loss and comprehensive loss and cash flows for the year ended 31 December 2010.

Page | 11

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

5.	SEGMENTED INFORMATION

Our chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by geographic information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, we have concluded that the Company has one reportable operating segment. Foreign revenues are based on the country in which the customer is located. The following is a summary of total revenues by geographic area for the years ended 31 December 2011 and 2010:

	Asia	Other	Total
	$	$	$
Revenues
For the year ended 31 December 2011	10,500	-	10,500
For the year ended 31 December 2010	32,550	-	32,550

6.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

As at	31 December 2011	31 December 2010	1 January 2010
	$	$	$

Denominated in Canadian dollars	(172)	81	62
Denominated in U.S. dollars	3,208	9,705	7,896

Total cash and cash equivalents	3,036	9,786	7,958

7.	TRADE RECEIVABLES

The Company’s trade receivables arise from customers for usage of Sky Play®.  The amounts are unsecured, interest free and repayable upon written notice given from the Company.

8.	PREPAID EXPENSES

The Company’s prepaid expenses at 31 December 2011 consist of prepaid corporate and administration expenses of $2,017 (31 December 2010: $1,343; 1 January 2010: $nil).

Page | 12

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade payables and accrued liabilities are principally comprised of amounts outstanding for trade purchases relating general corporate and administration activities and amounts payable for financing activities.  These are broken down as follows:

As at	31 December 2011	31 December 2010	1January 2010
	$	$	$

Trade payables	463,678	380,667	324,805
Accrued liabilities	15,717	10,000	15,000

Total trade payables and accrued liabilities	479,395	390,667	339,805

Included in trade payables and accrued liabilities are amounts due to related parties which are disclosed in Note 16.

10.	LOANS PAYABLE

The balances for loans are as follows:

As at	31 December 2011	31 December 2010	1 January 2010
	$	$	$

Unsecured, bearing interest at nil% (2010 – 1.06%)	-	48,398	47,939
Unsecured, bearing interest at 10% per annum(1)	6,541	6,042	5,500
Unsecured, bearing interest at 10% per annum(2)	45,660	36,626	33,532
Unsecured, bearing interest at 10% per annum(3)	83,050	52,842	-
Unsecured and non-interest bearing	-	41,000	41,000
Unsecured and non-interest bearing	-	20,000	20,000

Total loans payable	135,251	204,908	147,971

Comprised of:
Principal balances	115,605	190,527	140,257
Accrued interest payable	19,646	14,381	7,714

(1)	Principal balance of US$5,000 is due on 1 January 2012. Subsequent to year end, the Company extended the repayment date by an additional year to 1 January 2013 (Note 19).

(2)	Principal balance of $37,502 is due on 1 March 2012. Subsequent to year end, the Company extended the repayment date by an additional year to 1 March 2013 (Note 19).

(3)
Principal balance of $25,000 and $50,000 is due on 30 April 2012 and 21 June 2012, respectively.  Subsequent to year end, the Company extended the repayment dates by an additional year to 30 April 2013 and 21 June 2013 (Note 19).

Included in loans payables are loans from related parties which are disclosed in Note 16.

Page | 13

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

During the year ended 31 December 2011, the Company accrued interest payable of $10,342 (2010: $6,667) related to loans payable.

During the year ended 31 December 2011, the Company wrote off loans payable balances in the amount of $109,398 (2010: $nil) related primarily to loans payable that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 18).

11.	PREFERRED SHARES

11.1         Class A preferred shares

The Company has 3,000 authorized Class A preferred shares par value of $0.01.

At 31 December 2011, the Company had 2,237 Class A preferred shares outstanding (31 December 2010: 2,237, 1 January 2010: 2,237).

In 1997, the Company exchanged a promissory note in the amount of $2,737,443 for 2,737 Class A preference shares at $1,000 per share.  The Class A preferred shares are non-voting and are convertible at any time into common shares at the option of the holder. The number of common shares on conversion will be determined by dividing $1,000 per share of Class A preferred shares, plus any accrued and unpaid dividends thereon by a conversion price equal to 60% of the market price of the common shares at the time of conversion. Dividends on the Class A preferred shares are cumulative and payable quarterly at an annual dividend rate of 9%. The Company is not required to redeem the Class A preferred shares, however it may, at its option, redeem the Class A preferred shares, in whole or in part, at any time at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.

In 1998, the Company redeemed 500 of the Class A preferred shares at their redemption price of $1,000 per share.

The shares include a "make whole" clause such that if the aggregate value of:

a)	the common shares issued on conversion (at the market price upon conversion),
b)	the common shares issuable upon further potential conversions (at the prevailing market price),
c)	the proceeds of any redemptions received on preferred shares, and
d)	the proceeds received from the sale of common shares issued on conversion is less than the redemption amount of the preferred shares, the Company is obligated to either:

a)	issue additional common shares, or
b)	to repurchase all common shares and preferred shares previously issued to the holder for an amount equal to the redemption value of the preferred shares less any prior redemption proceeds.

During the year ended 31 December 2011, the Company accrued dividends payable of $601,870 (2010: $505,098) related to Class A preferred shares.

11.2        Class B preferred shares

The Company has 5,000,000 authorized Class B preferred shares with par value of $0.01.

At 31 December 2011, the Company had nil Class B preferred shares outstanding (31 December 2010: nil, 1 January 2010: nil).

Page | 14

12.	SHARE CAPITAL

12.1         Authorized share capital

The Company has 100,000,000 authorized common shares with par value of $0.01.  At 31 December 2011, the Company had 87,467,288 common shares outstanding (31 December 2010: 87,467,288; 1 January 2010: 87,467,288).

12.2        Shares issuances
During the years ended 31 December 2011 and 2010, the Company did not issue any common shares.

12.3         Stock options

The directors, in their discretion, may grant stock options and amend stock options granted subject to regulatory approvals.

As at 1 January 2010, the Company has 6,950,000 stock options outstanding with weighted average exercise price of $0.25.  There are no changes in the Company’s stock option plan during the years ended 31 December 2011 and 2010 (Note 19).

The following table summarizes information regarding stock options outstanding and exercisable as at 31 December 2011.

Exercise price	Number of options outstanding and exercisable	Weighted- average remaining contractual life (years)	Weighted average exercise price

$0.25	6,950,000	0.26	$0.25

13.	LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the following data:

Year ended 31 December	2011	2010

Net loss for the year	$(628,767)	$(619,576)

Weighted average number of shares – basic and diluted	87,467,288	87,467,288

Loss per share, basic and diluted	$(0.01)	$(0.01)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and convertible preferred shares, in the weighted average number of common shares outstanding during the year, if dilutive.  All of the stock options and convertible preferred shares were anti-dilutive for the years ended 31 December 2011 and 2010.

Page | 15

 Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

14.	CAPITAL RISK MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, reserves, deficit and preferred shares.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is dependent on the capital markets and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. The Company’s primary target market includes the Asian and Pacific Rim airlines. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended 31 December 2010.

15.	FINANCIAL INSTRUMENTS

15.1        Categories of financial instruments

As at	31 December 2011	31 December 2010	1 January 2010
	$	$	$
FINANCIAL ASSETS

FVTPL, at fair value
Cash and cash equivalents	3,036	9,786	7,958

Loans and receivables, at amortized cost
Trade receivables	-	1,750	11,600

Total financial assets	3,036	11,536	19,558

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	463,678	380,667	324,805
Loans payable	135,251	204,908	147,971
Accrued dividends payable	4,657,601	4,055,731	3,550,633

Total financial liabilities	5,256,530	4,641,306	4,023,409

Page | 16

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

15.2        Fair value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.  The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the consolidated financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●
Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.  As at 31 December 2011 and 2010, the Company does not have any Level 3 financial instruments.

As at 31 December 2011	Level 1	Level 2	Total
	$	$	$
Financial assets at fair value
Cash and cash equivalents	3,036	-	3,036

Total financial assets at fair value	3,036	-	3,036

There were no transfers between Level 1 and 2 in the year ended 31 December 2011.

15.3         Management of financial risks

The financial risk arising from the Company’s operations are credit risk, liquidity risk, interest rate risk, and currency risk.  These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern.  The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.  Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.  The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies.  As a result, credit risk is considered insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company currently settles its financial obligations out of cash.  The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

Page | 17

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

Interest rate risk

The Company’s cash contain highly liquid investments that earn interest at market rates.  The Company manages its interest rate risk by maximizing the interest earned on excess funds while, maintaining the liquidity necessary to fund daily operations. Fluctuations in market interest rates do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company has no significant currency risk associated with its operations.

Other risks

The Company is not subject to any other market risk.

16.	RELATED PARTY TRANSACTIONS

For the year ended 31 December 2011, the Company had related party transactions with the following companies related by way of shared control:

●	Birriga Investments, Ltd. (“Birriga”), a company controlled by a director and officer of the Company. Birriga provides accounting and administrative services to the Company.
●
Planet Investment Corporation (“Planet”), a company owned by two close relatives of a director and officer of the Company.  The director and officer provides consulting services on a month to month basis through Planet.

16.1        Related party expenses

The Company’s related party expenses are broken down as follows:

Year ended 31 December	2011	2010
	$	$

Consulting fees	42,000	42,000
Corporate administration	27,000	26,500

Total related party expenses	69,000	68,500

The breakdown of the expenses between the different related parties is as follows:

Year ended 31 December	2011	2010
	$	$

Birriga Investments, Ltd.	27,000	26,500
Planet Investment Corporation	42,000	42,000

Total related party expenses	69,000	68,500

Page | 18

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

16.2         Due to related parties

The trade and other payables of the Company include the following amounts due to related parties:

As at	31 December 2011	31 December 2010	1 January 2010
	$	$	$

Birriga Investments, Ltd.	144,317	113,808	87,522
J. Perot Financial Corp.	71,914	71,914	71,914
Planet Investment Corporation	160,621	118,379	92,539

Total trade payables to related parties	376,852	304,101	251,975

J. Perot Financial Corp.	6,541	6,042	5,500
Planet Investment Corporation	45,660	36,626	33,532

Total loans payable to related parties	52,201	42,668	39,032

16.3         Key management personnel compensation

The remuneration of directors and other members of key management were as follows:

Year ended 31 December	2011		2010
	$		$

Short-term benefits		69,000		68,500

Total key management personnel compensation		69,000		68,500

17.	TAXES

17.1        Provision for income taxes

Year ended 31 December	2011	2010
	$	$

Loss before tax	(628,767)	(619,576)
Statutory tax rate	26.50%	28.50%

Expected tax recovery	167,000	177,000
Different tax rates in foreign jurisdiction	(167,000)	(157,000)
Change in valuation allowance	-	(20,000)

Tax recovery for the year	-	-

Page | 19

Creator Capital Limited. December 31, 2011 20-F

Creator Capital Limited Notes to the Consolidated Financial Statements 31 December 2011 (Expressed in U.S. dollars)

17.2        Deferred tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

As at 31 December	2011	2010
	$	$

Tax loss carry-forwards	116,000	116,000
Valuation allowance	(116,000)	(116,000)

Deferred tax assets (liabilities)	-	-

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.

The Company has estimated accumulated non-capital losses of $452,000 in Canada which may be carried forward to reduce taxable income in future years. As at 31 December 2011, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.

18.	CONTINGENCY

During the year ended 31 December 2011, the Company wrote off loans payable balances in the amount of $109,398 (2010: $nil) related primarily to loans payable that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 10).

19.	EVENT AFTER THE REPORTING PERIOD

●	On 6 April 2012, a total of 6,950,000 stock options expired unexercised (Note 12).

●	The Company extended the repayment dates on various loans by an additional year (Note 10).

20.	APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the year ended 31 December 2011 were approved and authorized for issue by the Board of Directors on 25 April 2012.

Page | 20

Creator Capital Limited. December 31, 2010 20-F	Page.21

C.    Exhibits

EXHIBIT	DESCRIPTION
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

Creator Capital Limited. December 31, 2010 20-F	page.22

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
**Submitted herewith.

REPORTS FILED ON FORM 8-K

No reports were filed during the year ended December 31, 2011.

REPORTS FILED ON FORM 6-K

Dated May 17, 2011	Quarterly Report March 31, 2011
Dated August 15 2011	Quarterly Report June 30, 2011
Dated November 22, 2011	Quarterly Report September 30, 2011

Creator Capital Limited. December 31, 2010 20-F	Page.23

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CREATOR CAPITAL LIMITED

/s/ Deborah Fortescue-Merrin
Deborah Fortescue-Merrin President, Chief Executive Officer, Chief Financial Officer and a Director
Date: May 7, 2012