Form 20-F/A
period 2011-12-31
CREATOR CAPITAL LTD
filed 2013-02-22
CIK 882537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F AMENDMENT #1

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

Yes:   [ ]        No:   [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerate filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   Item 17:  [  ]       Item 18:  [ X ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes: [  ]   No: [X]

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

Creator Capital Limited. December 31, 2011 20-F

AMENDMENT #1

The Annual Report on Form 20-F filed May 15, 2012 with the United States Securities & Exchange Commission the (Original Report) for the year ended December 31, 2011 has been amended under this Amendment No. 1 (Amendment No. 1) to amend the Original Report for the sole purposes of:

a.

removing any comparison to the 2009 financial statements that were prepared under the previous GAAP.

b.

amending to comply with Item 18. Financial Statements rather than Item 17 of the Form 20-F.

c.

including an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board and revising the “Emphasis of Mater” paragraph to comply with the PCAOB standards.

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

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

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

B.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2011, the Company had cash on hand of $3,036 (2010: $9,786), with a working capital deficit of $7,504,637 (2010 $6,875,870).  Of this, $4,657,601 (2010 $4,055,731) was for dividends payable that have accrued on the preferred shares. The Company is financing its operations through accounts payable and loans payable. The Company needs to raise additional capital. The Company is trying to raise funds through debt/equity financing. However, there is no assurance of additional funding being available.

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

Creator Capital Limited. December 31, 2011 20-F

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

E.

OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable

Creator Capital Limited. December 31, 2011 20-F

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

TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date

Anthony Clements Deborah Fortescue-Merrin Anastasia Mann	1,000,000(1) 1,500,000(1) 1,000,000(1)	$0.25 $0.25 $0.25	April 6, 2012 April 6, 2012 April 6, 2012

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

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

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

F.

DIVIDENDS AND PAYING AGENTS

Not applicable

G.

STATEMENT BY EXPERTS

Not Applicable

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

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

Creator Capital Limited. December 31, 2011 20-F

F.

CHANGE IN CERTIFYING ACCOUNTANT

A.1

Saturna Group Chartered Accountants LLP, has served as the Company’s principal accountant since 2009.

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

During the years ended December 31, 2010 and December 31, 2009 and all the interim periods preceding the February 25, 2012 Saturna Group Chartered Accountants LLP DID NOT:

(A)

advise the Company that its internal controls necessary to develop reliable financial statements did not exist;

(B)

advise the Company that information had come to their attention that led it no longer was able to reply on management’s representations or management prepared financial statements;

(C)

(1)

advise the Company of the need to expand significantly the scope of their audit, nor that information has come to their attention during the period covered hereto that, if further investigated, may have (i) materially impacted on the fairness or the reliability of either a previously issued audit report or the underlying financial statements, (ii) cause them to be unwilling to rely on the Company’s representations or be associated with the Company’s financial statements;

(C)

(2)

be unable to expand the scope of its audit or conduct further investigation due to its dismissal;

(D)

(1)

have to advise the Company that information had come to their attention that they concluded would have materially impacted the fairness or the reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by audit report (including such information that, unless it was resolved to their satisfaction, would have prevented them from rendering an unqualified audit report on those financial statements; and

(D)

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

i.

the application of accounting principles to a specified transaction, either completed nor proposed, or the type of audit opinion that might have rendered on the Company’s financial statements.  A written report was NOT provided to the Company nor any oral advice provided from James Stafford, Inc. Chartered Accountants that they concluded was an imported factor to be considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or

ii.

any matter that was either the subject of any disagreement, as covered under Item 16F(A)(1)(iv), or a reportable event, as covered under Item 16F(A)(1)(v).

A.3

Attached under C. Exhibits, is the letter from Saturna Group Chartered Accountants  LLP addressed to the Securities and Exchange Commission pertaining this Item 16F.

ITEM 17.

 FINANCIAL STATEMENTS

Not applicable

ITEM 18.

CONSOLIDATED FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements are stated in US dollars and are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Creator Capital Limited. December 31, 2011 20-F

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

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Creator Capital Limited as at 31 December 2011, 31 December 2010 and 1 January 2010 and the results of its operations and its cash flows for the years ended 31 December 2011 and 31 December 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that raises substantial doubt about the ability of Creator Capital Limited to continue as going concern.

“James Stafford”

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

Page | 2

Creator Capital Limited

Consolidated Statements of Cash Flows

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

The accompanying notes are an integral part of these consolidated financial statements

Page | 3

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

The accompanying notes are an integral part of these consolidated financial statements

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

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

•

IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12.

• IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.

•

IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.

•

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

The following table summarizes information regarding stock options outstanding and exercisable as at 31 December 2011.

Exercise price	Number of options outstanding and exercisable	Weighted-average remaining contractual life (years)	Weighted average exercise price

$0.25	6,950,000	0.26	$ 0.25

13.

LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the following data:

Year ended 31 December	2011	2010

Net loss for the year	$(628,767)	$(619,576)

Weighted average number of shares – basic and diluted	87,467,288	87,467,288

Loss per share, basic and diluted	$(0.01)	$(0.01)

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

• Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

•

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

16.

RELATED PARTY TRANSACTIONS

For the year ended 31 December 2011, the Company had related party transactions with the following companies related by way of shared control:

• Birriga Investments, Ltd. (“Birriga”), a company controlled by a director and officer of the Company. Birriga provides accounting and administrative services to the Company.

•

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

•

On 6 April 2012, a total of 6,950,000 stock options expired unexercised (Note 12).

•

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

12.1**	Section 302 Certification of Chief Executive Officer and Chief Financial Officer
12.11	Annulment Agreement, dated as of April 10, 2001, between the Company and James P Grymyr. (previously filed)
12.12	Consulting Agreement, dated as of January 2, 2002, between the Company and Stephen M West. (previously filed)
12.13	Consulting Agreement, dated as of January 2, 2003, between the Company and Stephen M West. (previously filed)
13.0**	Letter from Saturna Group Chartered Accountants, LLC
13.1**	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

*Confidential treatment has been granted.

**Submitted herewith.

REPORTS FILED ON FORM 8-K

No reports were filed during the year ended December 31, 2011.

REPORTS FILED ON FORM 6-K

Dated May 17, 2011 Quarterly Report March 31, 2011
Dated August 15 2011 Quarterly Report June 30, 2011
Dated November 22, 2011 Quarterly Report September 30, 2011
Dated February 00, 2012 AGM Proxy Statements

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

Date: May 7, 2012	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin President, Chief Executive Officer, Chief Financial Officer and a Director

Creator Capital Limited. December 31, 2010 20-F

EXHIBIT 13.1

Former Auditor’s Letter

Creator Capital Limited. December 31, 2010 20-F

EXHIBIT 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Deborah Fortescue-Merrin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the Annual Report on Form 20-F for the year ended December 31, 2011 (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Creator Capital Limited.

Date: May 7, 2012	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin President, Chief Executive Officer, Chief Financial Officer and a Director

A signed original of this written statement required by Section 906 has been provided to Creator Capital Limited and will be retained by Creator Capital Limited, and furnished to the Securities and Exchange Commission or its staff upon request.