Form 20-F
period 2012-12-31
CREATOR CAPITAL LTD
filed 2013-05-14
CIK 882537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2012

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

BERMUDA

(Jurisdiction of Incorporation)

Floor Six, 65 Front Street, Hamilton HM12  Bermuda

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Title of each classCommon Stock, Par Value $0.01per share ("Common Stock")	Name of each exchange on which registeredOTC Bulletin Board

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

ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

PART 1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3 - KEY INFORMATION

1

ITEM 4 - INFORMATION ON THE COMPANY

3

ITEM 4A – UNRESOLVED STAFF COMMENTS

3

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

7

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

10

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

13

ITEM 8 - FINANCIAL INFORMATION

13

ITEM 9 - THE OFFERING AND LISTING

14

ITEM 10 - ADDITIONAL INFORMATION

15

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

17

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

18

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

18

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS18

ITEM 15 - CONTROLS AND PROCEDURES

18

ITEM 16 – AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES

19

A.

Audit Committee Financial Expert

19

B.

Code of Ethics

19

C.

Auditor’s Fees and Services

19

D.

Exemptions from Listing Standards for Audit Committees

19

E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

19

PART III

ITEM 17 – FINANCIAL STATEMENTS

20

ITEM 18 – FINANCIAL STATEMENTS

20

ITEM 19 – EXHIBITS

Creator Capital Limited. December 31, 2012 20-F

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

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

No disclosure necessary.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure necessary.

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2012 and 2011 was derived from the audited consolidated financial statements of the Company included in this annual report on Form 20-F.

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

Year Ended December 31,	2012	2011
	$	$
Total assets	3439	5,053
Net assets	(8,312,121)	(7,504,637)
Share capital	874,673	874,673

Revenue	1,750	10,500
Loss from operations	(155,792)	(136,295)
Net loss for the year	(807,484)	(628,776)
Basic and diluted loss per share	(0.01)	(0.01)
Weighted average number of common shares outstanding	87,467,288	87,467,288

Creator Capital Limited. December 31, 2012 20-F

Pursuant to SEC Release No. 33-8567 “First-Time Application of International Financial Reporting Standards”, the Company is only required to include selected financial data prepared in compliance with IFRS extracted or derived from the consolidated financial statements for the years ended December 31, 2011 and 2012 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards Without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP. Dividends

No cash dividends on common shares have been declared nor are any intended to be declared. The Company is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render the Company insolvent. Dividend policy will be based on the Company's cash resources.

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

D. Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

As of December 31, 2012 CCL has incurred a cumulative net loss of $72,869,953 (2011:$72,062,469). We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers .  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Plans to deal with this uncertainty include raising additional capital or entering into a strategic arrangement with a third party. If the Company cannot continue as a viable entity, the shareholders may lose some or all of their investment in the company.

CCL’s product line of Sky Games® and Sky Play® are marketed to the world’s airlines. CCL’s future must be considered in light of the continuing financial difficulties the airline industry is experiencing globally.  As a result of the continued global financial difficulties,  marketing efforts may not generate additional licenses requested from airlines.

SOFTWARE

The value of CCL’s product line is in the software. The Sky Games Gambling Software remains unique in the marketplace, adaptable to the various airline in-flight entertainment systems. The Sky Play Software is utilized on older platforms still being used throughout the world. As with all software, the risks lie in it becoming obsolete overnight.

Creator Capital Limited. December 31, 2012 20-F

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Creator Capital Limited (the "Company" or "CCL"), formerly Interactive Entertainment Limited was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro Inc. On May 10, 1990, the Company changed its name to Creator Capital Inc. The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992. On January 23, 1995, the Company changed its name to Sky Games® International Ltd. ("SGI"). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies Act 1981 (Bermuda) (the "Bermuda Act"). In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of the amalgamation of the Company's wholly-owned subsidiary, SGI Holding Corporation Limited ("SGIH"), and SGIH's formerly 80% owned subsidiary, then known as Interactive Entertainment Limited ("Old IEL"). This was followed immediately by an amalgamation of SGI with the survivor of the first amalgamation (the "Amalgamations"). Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited. At the 2010 Annual General Meeting, the Shareholders approved a Special Resolution to change the name of the Company to Fireflies Environmental Limited.  At the 2011 Annual General Meeting, held March 30, 2011, the Shareholders approved a Special Resolution to return the name of the Company back to Creator Capital Limited.

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

Creator Capital Limited. December 31, 2012 20-F

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

3.

Investment - China Lotteries

On September 22, 2001, the Company entered into an Investment agreement with Trade Watch Consultants Limited (formerly Asset China Investments Ltd. WC). TWC holds 70% of the outstanding shares of Beacon Hill Enterprises Ltd.  Beacon Hill holds the license for and operates one of two major Soccer Betting Lottery locations in Guangzhou City, Guangdong Province, People’s Republic of China. In exchange for 1,500,000 shares of the Company’s Common Stock, and an investment of up to HK$1,500,000 (US$ 180,050.00), the Company receives 80% of the proceeds of the business profits generated from Asset China’s sports betting and lottery assets.  To date, the Company has forwarded HK$900,000.00 (US$115,030.00). To date, no business profits have been generated nor distributed. No further funds will be forwarded and the shares will not be distributed until there are business profits generated and distributed.

Creator Capital Limited. December 31, 2012 20-F

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

Creator Capital Limited. December 31, 2012 20-F

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

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International”  “We Make time Fly” and Design

The Industry

According to Boeing Company's 2012-2031 Current Market Outlook (“CMO”) annualized world GDP is forecast to grow at an average of 3.2% per year over the next 20 years, a decrease of 0.1%.  The report noted that, the total market potential for new commercial airplanes is 34,000.  Over the long term, CCL believes these forecasts represent a substantial market for In-flight Entertainment (“IFE”) systems and in-flight content over the long-term.  CCL’s financial performance is dependent on the environment in which its business operates.  During the second half of 2008, global economic growth slowed as the US entered a recession.  As the global economic growth entered the recession it was assumed it would slow market growth over the next couple of years.  However, the CMO noted recent data suggests the global economy is recovering with the emerging economies, led by China, are expanding at a moderate rate.

Boeing has observed the resilience that global airline markets have shown over time as the industry has reliably returned to its long term annual passenger traffic growth of 5.0%, and air cargo growth of 5.2%, over the next 20 years. This growth was founded on world economic growth of 3.3% and further stimulated by liberalization of market regulations in many countries. It is tempered by the high oil prices, price volatility caused by generalized EU economic unrest as well as general unrest in the Middle East and the Far East.

The introduction and acceptance of portable (non-embedded or installed) IFE units is growing steadily.  The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger.  Boeing estimates 60% of all new planes will be single aisle sized, reflecting the growth in emerging markets, and the continued expansion of law cost carriers.

Creator Capital Limited. December 31, 2012 20-F

Looking ahead, the Asia-Pacific, Latin America and the Middle East to Asia regions’ traffic are growing at the fastest rates of 7.2%, 6.7% and 6.5%, respectively.  Boeing’s CMO 2013 predicts that emerging and developing economies will account or 72% of global growth through 2031.  Their share of real global GDP will increase from 30 to 44%.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO  annual passenger traffic will grow by 7.2 % in the Asia Pacific region; 4.8% in the Transpacific Region; 3.8% within North America; 3.5% within Europe; 5.1% within Latin America; 4.8% in Africa.

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

Competition

Suppliers to the in-flight interactive PC games marketplace include DTI, Nintendo, Western Outdoor Interactive, and Rockwell Collins.

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

Creator Capital Limited. December 31, 2012 20-F

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

Major Customers

The Company’s Sky Play® customer is Sri Lankan Airways.

During the first quarter of 2002, American Airlines ceased to be a client due to budgetary restraints.  Malaysia Airlines ceased to be a client as they terminated their agreement with their contracted IFE Inflight content provider who was providing them with CCL Sky Play® games.  Continental Airlines also ceased to be a client at the end of the second quarter of 2002.  During 2004 Air China decided to use the games provided with their new in-flight entertainment hardware.  During 2005 Emirates Air also decided to use the games provide with their new in-flight entertainment hardware. During the last quarter of 2009 Japan Air Lines entered Bankruptcy.  During the first quarter of 2010 they informed the Company of airplane retirements resulting in a reduced demand for Sky Play. During the last quarter of 2010 they informed the Company the last airplanes having the Sky Play games installed were retired.  During the Year Sri Lankan Airways retired the airplane on which the Sky Play games were installed.  Currently, no clients are using the Sky Play games.

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

Creator Capital Limited. December 31, 2012 20-F

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

OPERATING RESULTS

Year Ended December 31, 2012 and 2011

During the year ended December 31, 2012, the Company recorded revenue of $1,750 compared to $10,500 during the year ended December 31, 2011.  Subsequent to their declaration of Bankruptcy, JALAX/Japan Airlines retired their older airplanes.  During the last quarter of the year ended December 31, 2010, the last of their airplanes with the Sky Play games installed were retired.  They are no longer a client.  .  During the Year Sri Lankan Airways retired the airplane on which the Sky Play games were installed. Currently, there no clients using the Sky Play games.

COSTS

Preferred stock dividends of $641,814 for the year ended December 31, 2012 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carried forward.  During 2011, the Company recorded $601,870 in dividends.

General and administrative expenses for 2012 were $157,542, as compared to $146,795 for 2011.  During 2012, audit fees rose, corporate administration increased and Transfer Agent fees decreased to yield an overall increase of $3,075 from 2011.  Research on a possible business opportunity cost $22,068.  Unfortunately, the results of the research resulted in the Company not participating.

Professional fees are comprised of audit and legal fees which totaled $8,344 for 2012 compared with $29,455 for 2011. Most of the cost was for the yearly audit.

B.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2012, the Company had cash on hand of $1,416 (2011: $3,036), with a working capital deficit of $8,312,121 (2011 $7, 504,637).  Of this, $5,299,415 (2011 $4,657,601) was for dividends payable that have accrued on the preferred shares. The Company is financing its operations through accounts payable and loans payable. The Company needs to raise additional capital. The Company is trying to raise funds through debt/equity financing.  However, there is no assurance of additional funding being available.

During the year ended December 31, 2012, the Company received loan proceeds of $91,930 compared to $25,930 for the year ended December 31, 2010.

During the year ended December 31, 2011, the Company wrote off loans payable balances in the amount of $109,398, related primarily to loans payable that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future.  None of such payables were written off during the current period.

During the year ended December 31, 2012, the Company wrote off loans receivable balances in the amount of $9,878 (2011: $nil). This resulted from the research of the non-started potential business opportunity.

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

Creator Capital Limited. December 31, 2012 20-F

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

Creator Capital Limited. December 31, 2012 20-F

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Principal Occupation	Term of Office
Anthony P Clements Age 67	Director	Investment Banker	Director 1992-Present
Deborah Fortescue-Merrin Age 57	President & C.E.O. Director	President of CCL President of North American Medical Services Inc.	Director 1995-1997 Director 1999-Present President 1999-Present
Kendrick Lanyi Grunfelt Age 65	Vice-President Director	Industrial Consultant Academic Lecturere	Director 2012-Present
Anastasia Kostoff-Mann Age 65	Vice-President Director	Founder and Chairman Corniche Group of Companies	Director 1993-1996 Director 1999-2012

Creator Capital Limited. December 31, 2012 20-F

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

KENDRICK LANYI GRUNFELT, age 65, has a vast experience in management (40 years) at Argentine, Chilean and multinational companies (manufacturing and services companies),holding positions as CEO and General Manager, South American Regional Director, Strategic and Marketing Manager, Finance Manager, Supply chain and Exports Manager, in companies such as Nestle, Carter Holt Harvey(NZ), Bonafide Group (Buenos Aires, Argentina), WIICORP, in different industries as retail, food, forestry, steel, toiletries and cosmetics, office furniture and architectural finishing for large buildings, Financial services and Strategic & Marketing Management and Balanced Scorecard & Control Consultancy.  Mr. Grunfelt was co-founder and CEO & Chairman of Intexsys SA that became the leader in Chile in Office furniture which was sold to a large economic group. Mr. Grunfelt is involved with forestry exports to USA and Strategic & Marketing Management Consulting as well as lecturing at Business schools of Universidad de Chile, Universidad Andres Bello and Universidad del Desarrollo.(MBA& Bachelors).  Currently, Mr. Grunfelt is member of the Commission of Customs and Trade of the Chilean chapter of the International Chamber of Commerce of Paris.  Mr. Grunfelt has represented a couple of US companies in the field of Forestry, IT and Bio organic catalysts.  Mr. Grunfelt is a Commercial engineer of Universidad de Chile and has post-graduate degree in Strategic Management at NYU.  Mr. Grunfelt is the founder of the Chilean offices of South American Business Development Corp. and has been a Director for the last 10 years.

ANASTASIA KOSTOFF-MANN has been a director since September 10, 1999, and she was previously a director of the Company until September 1996. Ms Mann has over 30 years experience in the hotel, sales and marketing, and travel industry. She is the founder and chairman of the Corniche Group of Companies, overseeing all aspects of travel and meeting management for corporate accounts.  Ms Mann was the first female corporate sales manager for Hilton Hotels corporations based in Los Angeles, Director of Sales and Marketing at the Beverly Wilshire Hotel, Beverly Hills, California, and the first US President of Operations, Mark Allen Travel, now the entertainment division of American Express.  She is a lifetime director and former President and Chairman of the International Travel & Tourism Research Association (TTRA). Ms Mann is a founding member of the California Travel & Tourism Commission, where she currently serves as Commissioner and sits on the Executive Committee. She also sits on the council of the Woodrow Wilson International Center in Washington D.C.   Ms Mann retired at the March, 2012 Annual General Meeting.

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

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended	Consulting fees ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)

Anthony Clements (Director)	12/31/11 12/31/10 12/31/09	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Deborah Fortescue-Merrin Chairman (Director)	12/31/11 12/31/10 12/31/09	$42,000* $42,000* $42,000*	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kendrick Lanyi Grunfelt (Director)	12/31/12	Nil	Nil	Nil	Nil	Nil

Anastasia Mann (Director)	12/31/11 12/31/10 12/31/09	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

*by way of related consulting entity

On April 12, 2012  the 6,950,000 outstanding options to purchase common shares granted to the directors expired. These options had an exercise price of $0.25 per common share.  No Options were exercised..

OPTIONS GRANTED TO DIRECTORS, EXPIRED APRIL 6, 2012

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

Creator Capital Limited. December 31, 2012 20-F

Audit Committee

The Audit Committee of the Board currently consists of Deborah Fortescue-Merrin and Anthony Clements. The principal functions of the Audit Committee are to make recommendations to the Board regarding; (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors; (iii) to approve the scope of the annual audit activities of the independent auditors; (iv) to approve the audit fee payable to the independent auditors; (v) and to review such audit results. The audit committee did not hold any meetings during the fiscal year ended December 31, 2012.

Compensation Committee

The Compensation Committee currently consists of Messrs. Kendrick Grunfelt and Anthony Clements. The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2012.  For information on the duties and actions of the Compensation Committee, see "Report on Compensation".

Report on Compensation

Deborah Fortescue-Merrin served as President and Chairman of CCL in the fiscal year 2012. She has not been compensated for the years ended December 31, 2010, 2011 and 2012.  She was granted 1,500,000 options exercisable at $0.25 per share during 2007.  These options expired April 6, 2012

D.

EMPLOYEES

Currently, CCL does not employ any personnel. Current  Corporate and business affairs are attended to by officers or related parties.

E.

SHARE OWNERSHIP

As of December 31, 2012 based on information supplied to the Company, CCL's directors and executive officers as a group may be deemed to own beneficially (including shares purchased upon exercise of stock options and warrants, exercisable within 60 days) 3.92% of the outstanding shares of common stock. To the knowledge of the directors and officers of the Company, the following directors and officers of the Company and owners of five percent (or more) of the outstanding common stock (see Item 7 Major Shareholders and Related Party Transactions below) beneficially own the shares of common stock set forth below.

Name	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Anthony P. Clements (2) Deborah Fortescue-Merrin (3) Anastasia Kostoff-Mann (4)	nil 48,500 – Direct ni	0.00% 0.06% 0.00%

(1)

Percent of class is determined by dividing the number of shares beneficially owned by the outstanding number of shares of the Company, and increased by options outstanding (which are currently exercisable) for the respective individuals;

(2)

options for 1,000,000 under the April 6, 2007 Stock Option Agreement expired April 6, 2012.

(3)

Does not include 1,406,870 shares of Common Stock held by a charitable foundation (Missy Foundation) of which Deborah Fortescue-Merrin is a director.  Options for 1,500,000 under the April 6, 2007 Stock Option Agreement expired April 6, 2012.

(4)

Options for 1,000,000 under the April 6, 2007 Stock Option Agreement  expired April 6, 2012.

Creator Capital Limited. December 31, 2012 20-F

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of December 31, 2012, there were 240 shareholders of record in the United States holding a total of 31,946,788 of the 87,467,288 outstanding common shares of the Company.  The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*

CEDE & CO – United States**	11,250,484	12.86%
HARRAH’S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.87%
Jiang Man Securities Ltd., Hong Kong	4,559,958	5.21%
Pebble Mill Investments Ltd., Hong Kong	4,413,560	5.05%
Galleria Ventures Inc., Grenada	4,398,740	5.03%

                   * Based upon 87,467,288 issued and outstanding common shares of the Company as of December 31, 2012

                  ** Depository Trust Company holds shares on behalf of the beneficial owners whose identity is not known to the Company.

To the best of the Company’s knowledge, there are no arrangements or agreements which would result in a change of control of the Company at a future date.

B.

RELATED PARTY TRANSACTIONS

A company controlled by management (the owner being Rex E. Fortescue, the father of the President of the Company) provides consulting services to the Company.  During the year ended December 31, 2012, the Company incurred $42,000 in said consulting fees (2011: $42,000; 2010: $42,000).  During the year ended December 31, 2012, the Company incurred $1,806 in disbursements (2011: $1,806; 2010: $1,967).

A company controlled by management of the Company (the owners being Rex E. Fortescue, the father of the President of the Company, and Richard E. Fortescue, the brother of the President of the Company) provides accounting services to the Company.  During the year ended December 31, 2012, the Company incurred $27,000 (2011: $27,000; 2010: $26,500) in accounting fees.  Disbursements of $13,528 were charged during the year (2011: $8,767; 2010: $13,009)

Included in accounts payable and accrued liabilities at December 31, 2012 is $459,409 (2011: $376,852; 2010: $304,101) owing to directors and companies with common directors with respect to unpaid fees and expenses.  These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

As at December 31, 2012, the Company owes $5,000 (2011, $5000; 2010: $5000) to a company controlled by the President of the Company for cash advances which bear interest at 10% per annum, is unsecured, (totaling $2,042) and due on January 1, 2014.

As at December 31, 2012, the Company owes $37,693 (2011: $36,875; 2010: $36,626 –differences due to Canadian – US dollar exchange rate) to a company controlled by management for cash advances which bear interest at 10% per annum and is unsecured (totaling $11,878) and due March 1, 2014..

As at December 31, 2012, the Company owes $38,194 to a company controlled by management for cash advances which bear interest at 10% per annum and is unsecured (totaling $2,619) and due April 30, 2014.

All of the above transactions have been in the normal course of operations and have been recorded at their exchange amounts, which are the amounts agreed upon by the transacting parties.

Creator Capital Limited. December 31, 2012 20-F

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s audited consolidated financial statements for the year ended December 31, 2011 are included in Item 17 of this Annual Report.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2012, the Company had not yet achieved profitable operations, has accumulated losses of $72,869,953 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements

B.

LEGAL PROCEEDINGS;

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

 During the Year Sri Lankan Airways retired the airplane on which the Sky Play games were installed. Currently, there no clients using the Sky Play games

Creator Capital Limited. December 31, 2012 20-F

ITEM 9.

THE OFFER AND LISTING

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

Last six calendar months:

Last Six Calendar Months
	High	Low
April 2013	$0.003	$0.0025
March 2013	$0.003	$0.0025
February 2013	$0.002	$0.0025
January 2013	$0.007	$0.004
December 2012	$0.002	$0.0015
November 2012	$0.0008	$0.0065

Each fiscal quarter within the last two years:

	Twelve Months Ended
	December 31, 2011		December 31, 2012
	High	Low	High	Low
First Quarter	$0.0007	$0.0005	$0.0008	$0.0005
Second Quarter	$0.0050	$0.0030	$0.0011	$0.0007
Third Quarter	$0.0070	$0.0050	$0.0010	$0.0007
Fourth Quarter	$0.0060	$0.0050	$0.0020	$0.0015

Last five full financial years:

Last Five Full Financial Years
	High	Low
2012	$0.0015	$0.0005
2011	$0.0070	$0.0012
2010	$0.0100	$0.0030
2009	$0.0200	$0.0005
2008	$0.0420	$0.0010

Creator Capital Limited. December 31, 2012 20-F

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

In 1997, CCL exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A Preference shares at $1,000 per share. In 1998, CCL redeemed 500 of the Class A Preference shares at their redemption price of $1,000 per share. As of December 31, 2012, 2,237 Class A Preferred stock remained outstanding.

Dividends on the Class A Preferred shares for the years ended December 31, 2012 and 2011 were $641,814 and $601,870, respectively. They remain unpaid and are in arrears.

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

Creator Capital Limited. December 31, 2012 20-F

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

Creator Capital Limited. December 31, 2012 20-F

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

Not Applicable

H.

DOCUMENTS ON DISPLAY

The documents described herein may be inspected at the Company’s Registered Office during normal business hours, at:

Floor Six

65 Front Street

Hamilton

Islands of Bermuda HM12

Creator Capital Limited. December 31, 2012 20-F

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

Our principal executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012. Based on that review and evaluation, the principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were not effective.

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

As at December 31, 2012, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were lack of segregation of duties and limited technical level knowledge of more complex generally accepted accounting principles.

In light of the existence of these control deficiencies, management concluded that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the Company’s internal controls.

Creator Capital Limited. December 31, 2012 20-F

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

C.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Pre-approval policies and procedures: in accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company’s auditors, is approved in advance by the Company’s Audit Committee. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process. The Audit Committee has the authority to pre-approve audit services up to a maximum cost of $35,000 and individual non-audit services up to a maximum cost of $5,000 per year.  Saturna Group Chartered Accountants LLP has served as the Company’s principal accountant since 2009.  James Stafford, Inc. Chartered Accountants became the Company’s auditors for the year ended December 31, 2011and have continued for the current year ended December 31, 2012.

	2012 $	2011 $
Audit fees	10,562	13,051
Audit related fees	–	–
Tax fees	–	–
All other fees	–	–

Total	10,562	13,051

D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

Creator Capital Limited. December 31, 2012 20-F

ITEM 17.

 FINANCIAL STATEMENTS

Not applicable

ITEM 18.

CONSOLIDATED FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements are stated in US dollars and are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

A.

Financial Statements

Independent auditors’ report

Consolidated statements of financial position as at December 31, 2012 and 2011

Consolidated statements of operations for the years ended December 31, 2012 and 2011

Consolidated statements of shareholder's deficit for the years ended December 31, 2012 and 2011

Consolidated statements of cash Flows for the years ended December 31, 2012 and 2011

Notes to the consolidated financial statements

Creator Capital Limited. December 31, 2012 20-F

Creator Capital Limited

Consolidated Financial Statements

31 December 2012

(Expressed in U.S. dollars)

Creator Capital Limited Consolidated Statements of Financial Position (Expressed in U.S. dollars)		As at 31 December	As at 31 December
	Notes	2012	2011
		$	$

ASSETS

Current assets
Cash and cash equivalents	5	1,416	3,036
Prepaid expenses	7	2,023	2,017

Total assets		3,439	5,053

EQUITY AND LIABILITIES

Current liabilities
Trade payables and accrued liabilities	8	551,521	479,395
Loans payable	9	227,181	135,251
Accrued dividends payable	10	5,299,415	4,657,601
Preferred shares	10	2,237,443	2,237,443

Total liabilities		8,315,560	7,509,690

Equity
Common shares	11	874,673	874,673
Contributed surplus	11	63,683,159	63,362,764
Stock options reserve	11	-	320,395
Deficit		(72,869,953)	(72,062,469)

Total equity		(8,312,121)	(7,504,637)

Total equity and liabilities		3,439	5,053

APPROVED BY THE BOARD:

“Deborah Fortescue-Merrin”	“Anthony Clements”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.     Page  | 1

Creator Capital Limited

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in U.S. dollars)

		Year ended 31 December
	Notes	2012	2011
		$	$

Revenue		1,750	10,500

Administration expenses
Consulting fees	15	42,000	42,000
Corporate administration	15	38,011	33,800
Interest		20,192	11,508
Office and miscellaneous		15,357	13,417
Professional fees		8,344	29,455
Research		22,068	-
Shareholder relations		839	2,371
Transfer agent and filing fees		13,108	14,244

Total administration expenses		159,919	146,795

Loss before other items		(155,792)	(136,295)
Other Income		2,377	-
Preferred share dividends	10	(641,814)	(601,870)
Write-off of loans payable	9, 18	-	109,398
Write-down of loans receivable	6	(9,878)	-

Net loss and comprehensive loss for the year		(807,484)	(628,767)

Loss per share
Basic and diluted	12	(0.01)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.                 Page  |  2

Creator Capital Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

		Year ended 31 December
	Notes	2012	2011
		$	$

OPERATING ACTIVITIES

Loss before tax		(807,484)	(628,767)
Adjustments for:
Foreign exchange loss		2,549	3,824
Research		22,068	-
Write-off loans payable	9, 18	-	(109,398)
Write-down of loans receivable	6	9,878
Accrued interest	9	20,192	10,342
Accrued dividends payable	10	641,814	601,870
Other income		(2,377)	-
Operating cash flows before movements in working capital
Decrease in trade receivables		-	1,750
Increase in prepaid expenses		(6)	(674)
Increase in trade and other payables		73,552	88,728

Cash used in operating activities		(39,814)	(32,325)

FINANCING ACTIVITIES

Proceeds from loans payable	9	38,194	25,575

Cash from financing activities		38,194	25,575

Increase (decrease) in cash and cash equivalents		(1,620)	(6,750)
Cash and cash equivalents, beginning of year		3,036	9,786

Cash and cash equivalents, end of year		1,416	3,036

Supplemental disclosures:
Interest paid		-	-
Taxes paid		-	-

The accompanying notes are an integral part of these consolidated financial statements.                 Page  | 3

Creator Capital Limited

Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars)

	Number of shares	Common shares	Contributed surplus	Stock options reserve	Deficit	Total
		$	$	$	$	$

Balances, 31 December 2010	87,467,288	874,673	63,362,764	320,395	(71,433,702)	(6,875,870)
Net loss for the year	-	-	-	-	(628,767)	(628,767)

Balances, 31 December 2011	87,467,288	874,673	63,362,764	320,395	(72,062,469)	(7,504,637)
Stock options expired	-	-	320,395	(320,395)	-	-
Net loss for the year	-	-	-	-	(807,484)	(807,484)

Balances, 31 December 2012	87,467,288	874,673	63,683,159	-	(72,869,953)	(8,312,121)

The accompanying notes are an integral part of these consolidated financial statements.                              Page | 4

Creator Capital Limited. December 31, 2012 20-F

                                                                                                      Page 5

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

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. As at 31 December 2012, the Company had not yet achieved profitable operations, has a working capital deficit of $8,312,121 (31 December 2011: $7,504,637) has accumulated losses of $72,869,953 (31 December 2011: $72,062,469) since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern. The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions. Accordingly, these consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

2.           BASIS OF PREPARATION

2.1

 Basis of consolidation

The consolidated financial statements include the financial statements of Creator Capital Limited and its subsidiaries listed in the following table:

		% equity interest as at
		31 December 2012	31 December 2011

Creator Capital (Nevada) Inc.	United States	100%	100%
Creator Island Equities Inc.	Canada	100%	100%

2.2

Basis of presentation

These consolidated financial statements of Creator Capital Limited and its subsidiaries (collectively, the “Company”) have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 14, and are presented in U.S. dollars except where otherwise indicated.

2.3

Statement of compliance

The consolidated financial statements of the Company, including comparative, have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended 31 December 2012.

2.4

Adoption of new and revised standards and interpretations

At the date of authorization of these consolidated financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended 31 December 2012.

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

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31.

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

•

IAS 32 (Amendment) ‘Offsetting Financial Assets and Financial Liabilities’ is effective for annual periods beginning on or after 1 January 2014 that clarifies the application of offsetting requirements.

•

IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that clarifies the requirements for comparative information.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

Creator Capital Limited. December 31, 2012 20-F

                                                                                                                        Page 7

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

Creator Capital Limited. December 31, 2012 20-F

                                                                                                                      Page 8

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

Creator Capital Limited. December 31, 2012 20-F

                                                                                                                         Page 9

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

Creator Capital Limited. December 31, 2012 20-F

                                                                                                                     Page 10

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

4.         SEGMENTED INFORMATION

Our chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by geographic information about revenues, net loss, current assets and total assets by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, we have concluded that the Company has two reportable operating segments. Foreign revenues are based on the country in which the customer is located. The following is a summary of total revenues, net loss, current assets, and total assets by geographic area for the years ended 31 December 2012 and 2011:

	Asia	Bermuda	Total
	$	$	$
Revenues
For the year ended 31 December 2012	1,750	-	1,750
For the year ended 31 December 2011	10,500	-	10,500

Net income (loss)
For the year ended 31 December 2012	1,750	(809,234)	(807,484)
For the year ended 31 December 2011	10,500	(639,267)	(628,767)

Current assets
As at 31 December 2012	-	3,439	3,439
As at 31 December 2011	-	5,053	5,053

Total assets
As at 31 December 2012	-	3,439	3,439
As at 31 December 2011	-	5,053	5,053

5.    CASH AND CASH EQUIVALENTS

                         The Company’s cash and cash equivalents are denominated in the following currencies:

As at 31 December	2012	2011
	$	$

Denominated in Canadian dollars	93	(172)
Denominated in U.S. dollars	1,323	3,208

Total cash and cash equivalents	1,416	3,036

Creator Capital Limited. December 31, 2012 20-F

6.        LOANS RECEIVABLE

During the year ended 31 December 2012, the Company acquired two loans receivable in the amount of $4,939 each as part of research documents purchased by the Company from a third party related to a potential research project opportunity by issuing an unsecured loan in the amount of CAD$35,673 (Note 9).

During the year ended 31 December 2012, the Company recorded a provision for write-down of the loans receivable for $9,878 (2011: $Nil) on the basis that these amounts are not collectible.

7.         PREPAID EXPENSES

The Company’s prepaid expenses at 31 December 2012 consist of prepaid corporate and administration expenses of $2,023 (31 December 2011: $2,017).

8.         TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade payables and accrued liabilities are principally comprised of amounts outstanding for trade purchases relating general corporate and administration activities and amounts payable for financing activities.  These are broken down as follows:

As at 31 December	2012	2011
	$	$

Trade payables	538,021	463,678
Accrued liabilities	13,500	15,717

Total trade payables and accrued liabilities	551,521	479,395

Included in trade payables and accrued liabilities are amounts due to related parties which are disclosed in Note 15.

9.         LOANS PAYABLE

The balances for loans are as follows:

As at	31 December 2012	31 December 2011
	$	$

Unsecured, bearing interest at 10% per annum(1)	7,042	6,541
Unsecured, bearing interest at 10% per annum(2)	49,571	45,660
Unsecured, bearing interest at 10% per annum(3)	92,207	83,050
Unsecured, bearing interest at 10% per annum(4)	40,813	-
Unsecured, bearing interest at 10% per annum(5)	37,548	-

Total loans payable	227,181	135,251

Comprised of:
Principal balances	192,020	115,605
Accrued interest payable	35,161	19,646

  Principal balance of $5,000 is due on 1 January 2013.  Subsequent to year end, the Company extended the repayment date by an additional year to 1 January 2014 (Note 18).
   Principal balance of $37,693 is due on 1 March 2013.  Subsequent to year end, the Company extended the repayment date by an additional year to 1 March 2014 (Note 18).
  Principal balance of $25,128 and $50,255 is due on 30 April 2013 and 21 June 2013, respectively.
  Principal balance of $38,194 is due on 30 April 2013.
  Principal balance of $35,750 is due on 31 December 2013 (Note 6).

Creator Capital Limited. December 31, 2012 20-F

Included in loans payables are loans from related parties which are disclosed in Note 15.

During the year ended 31 December 2012, the Company accrued interest payable of $15,515 (2011: $10,342) related to loans payable.

During the year ended 31 December 2011, the Company wrote off loans payable balances in the amount of $109,398 related primarily to loans payable that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 17).

10.       PREFERRED SHARES

10.1

Class A preferred shares

The Company has 3,000 authorized Class A preferred shares par value of $0.01.

At 31 December 2012, the Company had 2,237 Class A preferred shares outstanding (31 December 2011: 2,237).

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

During the year ended 31 December 2012, the Company accrued dividends payable of $641,814 (2011: $601,870) related to Class A preferred shares.

10.2

Class B preferred shares

The Company has 5,000,000 authorized Class B preferred shares with par value of $0.01.

At 31 December 2012, the Company had Nil Class B preferred shares outstanding (31 December 2011: Nil).

Creator Capital Limited. December 31, 2012 20-F

11.      SHARE CAPITAL

11.1      Authorized share capital

The Company has 100,000,000 authorized common shares with par value of $0.01.  At 31 December 2012, the Company had 87,467,288 common shares outstanding (31 December 2011: 87,467,288).

11.2

Shares issuances

During the years ended 31 December 2012 and 2011, the Company did not issue any common shares.

11.3

Stock options

The directors, in their discretion, may grant stock options and amend stock options granted subject to regulatory approvals.

As at 31 December 2011, the Company had 6,950,000 stock options outstanding with weighted average exercise price of $0.25.  During the year, a total of 6,950,000 stock options expired unexercised. The Company had no stock options outstanding at 31 December 2012.

12.      LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the following data:

Year ended 31 December	2012	2011

Net loss for the year	$(807,484)	$(628,767)

Weighted average number of shares – basic and diluted	87,467,288	87,467,288

Loss per share, basic and diluted	$(0.01)	$(0.01)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and convertible preferred shares, in the weighted average number of common shares outstanding during the year, if dilutive.  All of the stock options and convertible preferred shares were anti-dilutive for the years ended 31 December 2012 and 2011.

13.      CAPITAL RISK MANAGEMENT

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

The Company is dependent on the capital markets and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. The Company’s primary target market includes the Asian and Pacific Rim airlines. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended 31 December 2011.

14.      FINANCIAL INSTRUMENTS

14.1

Categories of financial instruments

As at 31 December	2012	2011
	$	$
FINANCIAL ASSETS

FVTPL, at fair value
Cash and cash equivalents	1,416	3,036

Total financial assets	1,416	3,036

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	538,021	463,678
Loans payable	227,181	135,251
Accrued dividends payable	5,299,415	4,657,601
Preferred shares	2,237,443	2,237,443

Total financial liabilities	8,302,060	7,493,973

14.2

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
• Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

As at 31 December 2012	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets at fair value
Cash and cash equivalents	1,416	-	-	1,416

Total financial assets at fair value	1,416	-	-	1,416

There were no transfers between Level 1, 2 and 3 in the year ended 31 December 2012.

14.3

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

Creator Capital Limited. December 31, 2012 20-F

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.  The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies.  As a result, credit risk is considered insignificant.

                Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company currently settles its financial obligations out of cash.  The ability to do this relies on the Company raising debt or equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. The Company currently has a working capital deficit of $8,312,121 (31 December 2011: $7,504,637). The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due. While the Company has been successful in securing financing in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions.

Interest rate risk

The Company’s cash contain highly liquid investments that earn interest at market rates.  The Company manages its interest rate risk by maximizing the interest earned on excess funds while, maintaining the liquidity necessary to fund daily operations. Fluctuations in market interest rates do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held, and the fixed rate of interest on all of its loans.

Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company has no significant currency risk associated with its operations.

 Other risks

The Company is not subject to any other market risks.

15.       RELATED PARTY TRANSACTIONS

For the year ended 31 December 2012, the Company had related party transactions with the following companies:

•         Birriga Investments, Ltd. (“Birriga”), a company controlled by a director and officer of the Company.

•         Planet Investment Corporation (“Planet”), a company owned by two close relatives of a director and officer of the Company.  The director and officer provides consulting services on a month to month basis through Planet.

•         J. Perot Financial Corp. (“J. Perot”), a company controlled by a director and officer of the Company. The director and officer provided consulting services on a month to month basis through J. Perot in the past.

•         Fortescue Management Limited, a company controlled by a director and officer of the Company. Fortescue Management Limited provides debt financing to the Company.

15.1

Related party expenses

The Company’s related party expenses are broken down as follows:

Year ended 31 December	2012	2011
	$	$

Consulting fees	42,000	42,000
Corporate administration	27,000	27,000

Total related party expenses	69,000	69,000

The breakdown of the expenses between the different related parties is as follows:

Year ended 31 December	2012	2011
	$	$

Birriga Investments, Ltd.	27,000	27,000
Planet Investment Corporation	42,000	42,000

Total related party expenses	69,000	69,000

15.2

Due to related parties

The trade payables (Note 8) and loans payables (Note 9) of the Company include the following amounts due to related parties:

As at	31 December 2012	31 December 2011
	$	$

Birriga Investments, Ltd.	183,068	144,317
J. Perot Financial Corp.	71,914	71,914
Planet Investment Corporation	204,627	160,621

Total trade payables to related parties	456,609	376,852

Fortescue Management Limited	40,813	-
J. Perot Financial Corp.	7,042	6,541
Planet Investment Corporation	49,571	45,660

Total loans payable to related parties	97,426	52,201

15.3

Key management personnel compensation

The remuneration of directors and other members of key management were as follows:

Year ended 31 December	2012	2011
	$	$

Short-term benefits – consulting and administration fees	69,000	69,000

Total key management personnel compensation	69,000	69,000

Creator Capital Limited. December 31, 2012 20-F

16.    TAXES

16.1

Provision for income taxes

Year ended 31 December	2012	2011
	$	$

Loss before tax	(807,484)	(628,767)
Statutory tax rate	25.00%	26.50%

Expected tax recovery	201,871	167,000
Different tax rates in foreign jurisdiction	(201,871)	(167,000)
Change in valuation allowance	-	-

Tax recovery for the year	-	-

16.2

Deferred tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

As at 31 December	2012	2011
	$	$

Tax loss carry-forwards	116,000	116,000
Valuation allowance	(116,000)	(116,000)

Deferred tax assets (liabilities)	-	-

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.

The Company has estimated accumulated non-capital losses of $452,000 in Canada which may be carried forward to reduce taxable income in future years. As at 31 December 2012, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.

17.      COMMITMENT

The Company has certain obligations under the terms of Class A Preferred Shares (Note 10).

18.      CONTINGENCY

During the year ended 31 December 2011, the Company wrote off loans payable balances in the amount of $109,398 related primarily to loans payable that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 9).

19.     EVENT AFTER THE REPORTING PERIOD

The Company extended the repayment dates on various loans by an additional year (Note 9).

20.      APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the year ended 31 December 2012 were approved and authorized for issue by the Board of Directors on 26 April 2013.

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

12.0**	Section 302 Certification of Chief Executive Officer and Chief Financial Officer
12.11	Annulment Agreement, dated as of April 10, 2001, between the Company and James P Grymyr. (previously filed)
12.12	Consulting Agreement, dated as of January 2, 2002, between the Company and Stephen M West. (previously filed)
12.13	Consulting Agreement, dated as of January 2, 2003, between the Company and Stephen M West. (previously filed)
13.0**	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

*Confidential treatment has been granted.

**Submitted herewith.

REPORTS FILED ON FORM 8-K

No reports were filed during the year ended December 31, 2012.

REPORTS FILED ON FORM 6-K

Dated April 9, 2012 Quarterly Report March 31, 2012
Dated August 15 2012 Quarterly Report June 30, 2012
Dated November 14, 2012 Quarterly Report September 30, 2012

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CREATOR CAPITAL LIMITED

/s/ Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

President, Chief Executive Officer, Chief Financial Officer and a Director

Date: April 30, 2013

EXHIBIT 12.0

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

Date: April 30, 2013	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin President, Chief Executive Officer, Chief Financial Officer and a Director

Creator Capital Limited. December 31, 2012 20-F

EXHIBIT 13.0

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Deborah Fortescue-Merrin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the Annual Report on Form 20-F for the year ended December 31, 20121 (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Creator Capital Limited.

Date: April 30, 2013	/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin President, Chief Executive Officer, Chief Financial Officer and a Director

A signed original of this written statement required by Section 906 has been provided to Creator Capital Limited and will be retained by Creator Capital Limited, and furnished to the Securities and Exchange Commission or its staff upon request.